Exhibit T3E-1

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

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In re:	§	Chapter 11
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SANDRIDGE ENERGY, INC., et al.,[1]	§	Case No. 16-32488 (DRJ)
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Debtors.	§	(Jointly Administered)

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DISCLOSURE STATEMENT FOR THE JOINT CHAPTER 11 PLAN OF

REORGANIZATION OF SANDRIDGE ENERGY, INC. AND ITS DEBTOR AFFILIATES

James H.M. Sprayregen, P.C. (admitted pro hac vice) Steven N. Serajeddini (admitted pro hac vice) KIRKLAND & ELLIS LLP KIRKLAND & ELLIS INTERNATIONAL LLP		Zack A. Clement (Texas Bar No. 04361550)
ZACK A. CLEMENT PLLC
3753 Drummond St.
Houston, Texas 77025
300 North LaSalle		Telephone: (832) 274-7629
Chicago, Illinois 60654
Telephone:	(312) 862-2000
Facsimile:	(312) 862-2200
Email:	james.sprayregen@kirkland.com steven.serajeddini@kirkland.com

- and -
Christopher Marcus, P.C. (admitted pro hac vice) KIRKLAND & ELLIS LLP KIRKLAND & ELLIS INTERNATIONAL LLP 601 Lexington Avenue New York, New York 10022

Telephone:	(212) 446-4800
Facsimile:	(212) 446-4900
Email:	christopher.marcus@kirkland.com
Co-Counsel to the Debtors and Debtors in Possession

Dated: July 15, 2016

THIS IS NOT A SOLICITATION OF AN ACCEPTANCE OR REJECTION OF THE PLAN. ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL THIS DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT. THIS DISCLOSURE STATEMENT IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT. THE INFORMATION IN THIS DISCLOSURE STATEMENT IS SUBJECT TO CHANGE. THIS DISCLOSURE STATEMENT IS NOT AN OFFER TO SELL ANY SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES.

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, include: SandRidge Energy, Inc. (4793); 4th Street Properties, LLC (N/A); Black Bayou Exploration, L.L.C. (0561); Braniff Restaurant Holdings, LLC (2453); CEBA Gathering, LLC (6478); CEBA Midstream GP, LLC (0511); CEBA Midstream, LP (7252); Cholla Pipeline, L.P. (5092); Cornhusker Energy, L.L.C. (4609); FAE Holdings 389322R, LLC (N/A); Integra Energy, L.L.C. (7527); Lariat Services, Inc. (0702); MidContinent Resources, LLC (6928); Mistmada Oil Company, Inc. (3032); Piñon Gathering Company, LLC (5943); Sabino Exploration, LLC (1929); Sagebrush Pipeline, LLC (0515); SandRidge CO2, LLC (7903); SandRidge Exploration and Production, LLC (6535); SandRidge Holdings, Inc. (8401); SandRidge Midstream, Inc. (1148); SandRidge Operating Company (1245); SandRidge Realty, LLC (6079); Sierra Madera CO2 Pipeline, LLC (1558); and WTO Gas Gathering Company, LLC (N/A). The location of the Debtors’ service address is: 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.

THE DEBTORS ARE PROVIDING THE INFORMATION IN THIS DISCLOSURE STATEMENT TO HOLDERS OF CLAIMS AND INTERESTS FOR PURPOSES OF SOLICITING VOTES TO ACCEPT OR REJECT THE JOINT PLAN OF REORGANIZATION OF SANDRIDGE ENERGY, INC. AND ITS DEBTOR AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE. NOTHING IN THIS DISCLOSURE STATEMENT MAY BE RELIED UPON OR USED BY ANY ENTITY FOR ANY OTHER PURPOSE. BEFORE DECIDING WHETHER TO VOTE FOR OR AGAINST THE PLAN, EACH HOLDER ENTITLED TO VOTE SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS DISCLOSURE STATEMENT, INCLUDING THE RISK FACTORS DESCRIBED IN ARTICLE XII HEREIN.

THE PLAN IS SUPPORTED BY THE DEBTORS AND CERTAIN PROPONENTS OF THE RESTRUCTURING SUPPORT AGREEMENT. ALL SUCH PARTIES URGE HOLDERS OF CLAIMS WHOSE VOTES ARE BEING SOLICITED TO ACCEPT THE PLAN.

THE DEBTORS URGE EACH HOLDER OF A CLAIM TO CONSULT WITH ITS OWN ADVISORS WITH RESPECT TO ANY LEGAL, FINANCIAL, SECURITIES, TAX, OR BUSINESS ADVICE IN REVIEWING THIS DISCLOSURE STATEMENT, THE PLAN, AND THE PROPOSED TRANSACTIONS CONTEMPLATED THEREBY. FURTHERMORE, THE BANKRUPTCY COURT’S APPROVAL OF THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE THE BANKRUPTCY COURT’S APPROVAL OF THE PLAN.

THIS DISCLOSURE STATEMENT CONTAINS, AMONG OTHER THINGS, SUMMARIES OF THE PLAN, CERTAIN STATUTORY PROVISIONS, AND CERTAIN ANTICIPATED EVENTS IN THE DEBTORS’ CHAPTER 11 CASES. ALTHOUGH THE DEBTORS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE, THESE SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS OR EVERY DETAIL OF SUCH ANTICIPATED EVENTS. IN THE EVENT OF ANY INCONSISTENCY OR DISCREPANCY BETWEEN A DESCRIPTION IN THIS DISCLOSURE STATEMENT AND THE TERMS AND PROVISIONS OF THE PLAN OR ANY OTHER DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE PLAN OR SUCH OTHER DOCUMENTS WILL GOVERN FOR ALL PURPOSES. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS’ MANAGEMENT EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT REPRESENT OR WARRANT THAT THE INFORMATION CONTAINED HEREIN OR ATTACHED HERETO IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULE 3016(B) AND IS NOT NECESSARILY PREPARED IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER SIMILAR LAWS.

THIS DISCLOSURE STATEMENT WAS NOT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE AUTHORITY AND NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE AUTHORITY HAVE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE STATEMENT OR UPON THE MERITS OF THE PLAN.

IN PREPARING THIS DISCLOSURE STATEMENT, THE DEBTORS RELIED ON FINANCIAL DATA DERIVED FROM THE DEBTORS’ BOOKS AND RECORDS AND ON VARIOUS ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESSES. WHILE THE DEBTORS BELIEVE THAT SUCH FINANCIAL INFORMATION FAIRLY REFLECTS THE FINANCIAL CONDITION OF THE DEBTORS AS OF THE DATE HEREOF AND THAT THE ASSUMPTIONS REGARDING FUTURE EVENTS REFLECT REASONABLE BUSINESS JUDGMENTS, NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OF THE FINANCIAL INFORMATION CONTAINED HEREIN OR ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESSES AND THEIR FUTURE RESULTS AND OPERATIONS. THE DEBTORS EXPRESSLY CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD LOOKING STATEMENTS CONTAINED HEREIN.

THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE, AND MAY NOT BE CONSTRUED AS, AN ADMISSION OF FACT, LIABILITY, STIPULATION, OR WAIVER. THE DEBTORS MAY SEEK TO INVESTIGATE, FILE, AND PROSECUTE CLAIMS AND MAY OBJECT TO CLAIMS AFTER THE CONFIRMATION OR EFFECTIVE DATE OF THE PLAN IRRESPECTIVE OF WHETHER THIS DISCLOSURE STATEMENT IDENTIFIES ANY SUCH CLAIMS OR OBJECTIONS TO CLAIMS.

THE DEBTORS ARE MAKING THE STATEMENTS AND PROVIDING THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AS OF THE DATE HEREOF, UNLESS OTHERWISE SPECIFICALLY NOTED. ALTHOUGH THE DEBTORS MAY SUBSEQUENTLY UPDATE THE INFORMATION IN THIS DISCLOSURE STATEMENT, THE DEBTORS HAVE NO AFFIRMATIVE DUTY TO DO SO, AND EXPRESSLY DISCLAIM ANY DUTY TO PUBLICLY UPDATE ANY FORWARD LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. HOLDERS OF CLAIMS REVIEWING THIS DISCLOSURE STATEMENT SHOULD NOT INFER THAT, AT THE TIME OF THEIR REVIEW, THE FACTS SET FORTH HEREIN HAVE NOT CHANGED SINCE THIS DISCLOSURE STATEMENT WAS FILED. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION, MODIFICATION, OR AMENDMENT. THE DEBTORS RESERVE THE RIGHT TO FILE AN AMENDED OR MODIFIED PLAN AND RELATED DISCLOSURE STATEMENT FROM TIME TO TIME, SUBJECT TO THE TERMS OF THE PLAN AND CONSISTENT WITH THE RESTRUCTURING SUPPORT AGREEMENT.

THE DEBTORS HAVE NOT AUTHORIZED ANY ENTITY TO GIVE ANY INFORMATION ABOUT OR CONCERNING THE PLAN OTHER THAN THAT WHICH IS CONTAINED IN THIS DISCLOSURE STATEMENT. THE DEBTORS HAVE NOT AUTHORIZED ANY REPRESENTATIONS CONCERNING THE DEBTORS OR THE VALUE OF THEIR PROPERTY OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT.

IF THE PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND THE EFFECTIVE DATE OCCURS, ALL HOLDERS OF CLAIMS AND INTERESTS (INCLUDING THOSE HOLDERS OF CLAIMS WHO DO NOT SUBMIT BALLOTS TO ACCEPT OR REJECT THE PLAN, OR WHO ARE NOT ENTITLED TO VOTE ON THE PLAN) WILL BE BOUND BY THE TERMS OF THE PLAN AND THE RESTRUCTURING TRANSACTION CONTEMPLATED THEREBY.

TABLE OF CONTENTS

			Page

I.	INTRODUCTION		1

II.	PRELIMINARY STATEMENT		1

III.	OVERVIEW OF THE PLAN		2

	A.	Substantial Debt-for-Equity Exchange	3
	B.	New Common Stock.	3
	C.	Rights Offering.	3
	D.	New Convertible Debt.	3
	E.	New Building Note.	4
	F.	Warrants.	5
	G.	New First Lien Exit Facility.	5
	H.	Releases.	5

IV.	QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND PLAN		6

	A.	What is chapter 11?	6
	B.	Why are the Debtors sending me this Disclosure Statement?	6
	C.	Am I entitled to vote on the Plan?	7
	D.	What will I receive from the Debtors if the Plan is consummated?	7
	E.	What will I receive from the Debtors if I hold an Allowed Administrative Claim or a Priority Tax Claim?	10
	F.	Are any regulatory approvals required to consummate the Plan?	11
	G.	What happens to my recovery if the Plan is not confirmed or does not go effective?	11
	H.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Effective Date,” and “Consummation?”	11
	I.	What are the sources of Cash and other consideration required to fund the Plan?	11
	J.	Are there risks to owning the New Common Stock upon emergence from chapter 11?	11
	K.	Will the final amount of Allowed General Unsecured Claims affect my recovery under the Plan?	11
	L.	How are certain litigation matters treated under the Plan?	12
	M.	Will there be releases and exculpation granted to parties in interest as part of the Plan?	14
	N.	What impact does the Claims Bar Date have on my Claim?	16
	O.	What is the deadline to vote on the Plan?	17
	P.	How do I vote for or against the Plan?	17
	Q.	Why is the Bankruptcy Court holding a Confirmation Hearing?	17
	R.	When is the Confirmation Hearing set to occur?	17
	S.	What is the purpose of the Confirmation Hearing?	18
	T.	What is the effect of the Plan on the Debtors’ ongoing business?	18
	U.	Will any party have significant influence over the corporate governance and operations of the Reorganized Debtors?	18
	V.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?	19
	W.	Do the Debtors recommend voting in favor of the Plan?	19
	X.	Who Supports the Plan?	19

V.	THE DEBTORS’ RESTRUCTURING SUPPORT AGREEMENT AND PLAN		19

	A.	Restructuring Support Agreement	19
	B.	The Plan	20

i

VI.	IMPORTANT INFORMATION ABOUT THIS DISCLOSURE STATEMENT		22

	A.	Certain Key Terms Used in this Disclosure Statement	22
	B.	Additional Important Information	23

VII.	THE DEBTORS’ CORPORATE HISTORY, STRUCTURE, AND BUSINESS OVERVIEW		25

	A.	The Debtors	25
	B.	Assets and Operations	25
	C.	Royalty Trusts	26
	D.	Prepetition Capital Structure	27
	E.	Litigation Matters	29

VIII.	EVENTS LEADING TO THE CHAPTER 11 FILINGS		36

	A.	Commodity Price Decline	36
	B.	Operational Responses	37
	C.	Financial Responses and Restructuring Negotiations	37

IX.	PREPETITION TRANSACTIONS		39

	A.	2015 Unsecured Senior Notes Transactions	39
	B.	The First Lien Credit Facility Amendment and Second Lien Notes Issuance	40
	C.	The Oxy Settlement	40
	D.	The Revolver Drawdown and Perfection of Proceeds	40
	E.	Additional Encumbrances	41
	F.	Incentive/Retention Payments to Insiders	41
	G.	Gulf of Mexico Transactions	42
	H.	Committee View of Prepetition Transactions	42

X.	EVENTS OF THE CHAPTER 11 CASES		42

	A.	Corporate Structure upon Emergence	42
	B.	Expected Timetable of the Chapter 11 Cases	43
	C.	First Day Relief	43
	D.	Letters from Holders of Interests in SandRidge	43

XI.	PROJECTED FINANCIAL INFORMATION		44

XII.	RISK FACTORS		45

	A.	Bankruptcy Law Considerations	45
	B.	Risks Related to Recoveries under the Plan	50
	C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses	53

XIII.	SOLICITATION AND VOTING PROCEDURES		61

	A.	Holders of Claims Entitled to Vote on the Plan	61
	B.	Voting Record Date	61
	C.	Voting on the Plan	61
	D.	Ballots Not Counted	62

XIV.	CONFIRMATION OF THE PLAN		62

	A.	Requirements for Confirmation of the Plan	62
	B.	Best Interests of Creditors/Liquidation Analysis	62
	C.	Feasibility	63
	D.	Acceptance by Impaired Classes	63
	E.	Confirmation Without Acceptance by All Impaired Classes	63
	F.	Valuation of the Debtors	64

XV.	CERTAIN SECURITIES LAW MATTERS		64

	A.	New Common Stock and Warrants	64
	B.	Issuance and Resale of New Common Stock Under the Plan	64

XVI.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN		66

	A.	Introduction	66
	B.	Certain U.S. Federal Income Tax Consequences to the Debtors and the Reorganized Debtors	67
	C.	Certain U.S. Federal Income Tax Consequences to Certain U.S. Holders of Claims	70
	D.	Certain U.S. Federal Income Tax Consequences to Certain Non-U.S. Holders of Claims	78

XVII.	RECOMMENDATION		82

EXHIBITS

EXHIBIT A	Plan of Reorganization

EXHIBIT B	Restructuring Support Agreement

EXHIBIT C	Disclosure Statement Order

EXHIBIT D	Financial Projections

EXHIBIT E	Valuation Analysis

EXHIBIT F	Liquidation Analysis

I.	INTRODUCTION

SandRidge Energy, Inc. (“SandRidge”) and its debtor affiliates, as debtors and debtors in possession (collectively, the “Debtors”), submit this disclosure statement (this “Disclosure Statement”) pursuant to section 1125 of the Bankruptcy Code to Holders of Claims against and Interests in the Debtors in connection with the solicitation of acceptances with respect to the Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc. and Its Debtor Affiliates (the “Plan”), dated May 18, 2016.1 A copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference. The Plan constitutes a separate chapter 11 plan for SandRidge and each of its affiliated Debtors.

THE DEBTORS AND THE SUPPORTERS OF THE RESTRUCTURING SUPPORT AGREEMENT (COLLECTIVELY, THE “PROPONENTS”) BELIEVE THAT THE COMPROMISE CONTEMPLATED UNDER THE PLAN IS FAIR AND EQUITABLE, MAXIMIZES THE VALUE OF THE DEBTORS’ ESTATES AND PROVIDES THE BEST RECOVERY TO CLAIM HOLDERS. AT THIS TIME, THE DEBTORS AND THE OTHER PROPONENTS BELIEVE THIS IS THE BEST AVAILABLE ALTERNATIVE FOR COMPLETING THE CHAPTER 11 CASES. THE DEBTORS STRONGLY RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN.

II.	PRELIMINARY STATEMENT

SandRidge Energy, Inc. and its subsidiaries are an oil and natural gas company with a principal focus on exploration and production activities in the Mid-Continent region of the United States. The Debtors also maintain certain of their own midstream assets, including electrical infrastructure, pipelines, and saltwater gathering and disposal systems. The Debtors own interests in approximately 2,063,000 gross acres and have proved reserves of approximately $1.2 billion as of March 31, 2016.2 In the aggregate, the Debtors generated approximately $768 million in revenue from their operations in 2015 and generated approximately $90 million in revenues from their operations for the three months ended March 31, 2016.

A number of unexpected and unprecedented challenges have impaired the Debtors’ ability both to sustain their leveraged capital structure and commit the capital necessary for exploration and production (“E&P”). The continuation of significantly depressed natural gas and oil prices and general market uncertainty has created a challenging operational environment for all E&P companies. Starting in mid-2014, the price of oil dropped more than 50 percent—from approximately $100 a barrel to approximately $47 a barrel as of the Petition Date. Similarly, domestic natural gas prices fell over 50 percent over the same time period, from approximately $4.50 per MMBtu to approximately $2.15 per MMBtu on the Petition Date.

[1]	Capitalized terms used but not otherwise defined in this Disclosure Statement will have the meaning ascribed to such terms in the Plan. The summary of the Plan provided herein is qualified in its entirety by reference to the Plan. In the case of any inconsistency between this Disclosure Statement and the Plan, the Plan will govern.
[2]	This figure reflects the “PV-10” value of the Debtors’ proved reserves, which is a common reference point for the value of an exploration and production company’s proved oil and gas reserves for investment and disclosure purposes. PV-10 is the present value of the exploration and production company’s estimated future cash flows from estimated total proved reserves after deducting estimated production and ad valorem taxes, future capital costs, abandonment costs net of salvage value, gathering, transportation, and operating expenses, but before deducting any estimates of future income taxes. The estimated future cash flows are discounted at an annual rate of 10 percent to determine their “present value.” This figure is calculated using prices of oil and natural gas futures contracts on the New York Mercantile Exchange as of December 31, 2015.

The Debtors have proactively addressed these challenges through internal cost cutting and performance improvement initiatives, together with isolated asset sales in conjunction with an in-depth strategic review of the Debtors’ assets and operations. During the period from 2014 to current, the Debtors reduced activity from a peak of 35 rigs to one rig to allocate capital to the highest return areas and reduce capital expenses to preserve liquidity. Over the same time period, the Debtors reduced employee headcount from 1,900 to 657. Notwithstanding these initiatives, it became clear that these steps were not sufficient to insulate the Debtors from the market turmoil that has hit every level of the oil and gas industry around the world. As a result, beginning in December 2015 the Debtors engaged financial advisors and legal counsel to advise management and the board of directors regarding potential strategic alternatives to enhance the Debtors’ liquidity and address their capital structure.

Beginning in late January 2016, the Debtors reached out to their major creditor constituencies and engaged in negotiations. Specifically, the Debtors entered into negotiations with certain First Lien Credit Agreement Lenders, certain Holders of Second Lien Notes and certain Holders of Unsecured Senior Notes.

The Debtors’ efforts in this regard were successful, and are outlined in more detail elsewhere in this Disclosure Statement. On May 11, 2016, the Debtors entered into the Restructuring Support Agreement, which is attached hereto as Exhibit B, with the Consenting Creditors, which together held, as of the effective date of the Restructuring Support Agreement, approximately 67 percent of the outstanding principal amount of the Debtors’ prepetition funded indebtedness.3 The Debtors have successfully worked over a period of several months to document this transaction, resulting in the Plan and this Disclosure Statement that contemplate, among other things, the implementation of a debt-for-equity conversion and restructuring of indebtedness. The proposed restructuring will ultimately eliminate more than $3.7 billion of indebtedness.

The Debtors strongly believe that the Plan is in the best interests of the Debtors’ estates, especially in the face of depressed commodity prices, represents the best available alternative, and provides the Debtors with a post-restructuring capital structure that positions the Debtors for future growth and expansion.

The Official Committee of Unsecured Creditors (the “Committee”) was appointed on June 3, 2016, to act as the fiduciary body representing the interests of all unsecured creditors in the Debtors’ chapter 11 cases. On June 7, 2016, the Committee was reconstituted by the U.S. Trustee and selected counsel.

Since its appointment, the Committee and its advisors have been working diligently to review the Plan, the valuation on which the Plan is based and the fairness of the distributions proposed under the Plan. The Committee is also in the process of investigating a number of prepetition transactions that may give rise to claims or causes of action that could benefit the estate, including unsecured creditors.

As the Committee’s investigation is ongoing, the Committee is unable to determine at this time whether the distribution scheme set forth in the Plan is appropriate under the circumstances and otherwise complies with the Bankruptcy Code, including whether any claims or causes of action arising from the Prepetition Transactions would impact such a determination. In light of the status of the Committee’s ongoing investigation, the Committee is not yet in a position to recommend to unsecured creditors whether to accept or reject the Plan. The Committee has submitted a letter regarding its views on the Plan for inclusion in the package of materials distributed to creditors, and the Committee recommends that unsecured creditors review such letter in connection with determining how to vote on the Plan.

III.	OVERVIEW OF THE PLAN

The Plan provides for the reorganization of the Debtors as a going concern and will significantly reduce long-term debt and annual interest payments and preserve the Debtors’ existing liquidity, resulting in a stronger, de-levered balance sheet. Specifically, the Plan contemplates a restructuring of the Debtors through a debt-for-equity conversion. The key terms of the Plan are as follows:

[3]	Specifically, the Restructuring Support Agreement was executed by (a) holders of approximately 98 percent of the principal amount under the First Lien Credit Agreement, (b) holders of approximately 79 percent of the outstanding principal amount of the Second Lien Notes, and (c) holders of approximately 55 percent of the outstanding principal amount of the Unsecured Senior Notes.

A.	Substantial Debt-for-Equity Exchange

A key element of the Plan is the agreement of the Consenting Second Lien Creditors and Consenting Unsecured Creditors to convert their prepetition funded debt Claims into New Common Stock. Specifically, the Holders of Second Lien Note Claims will receive their Pro Rata share of 85 percent of the New Common Stock, as diluted by the Conversion Equity, and Holders of General Unsecured Claims, including Holders of Unsecured Senior Note Claims, will receive their Pro Rata share of 15 percent of the New Common Stock, as diluted by the Conversion Equity. The New Common Stock will be subject to dilution by the Employee Incentive Plan, the Rights Offering Equity, and the Warrants.

The issuance of the New Common Stock, including options, or other equity awards, if any, reserved under the Employee Incentive Plan, will be authorized on the Effective Date without the need for any further corporate action and without any further action by the Holders of Claims or Interests.

B.	New Common Stock.

On the Effective Date, after cancellation of Interests in SandRidge, Reorganized Sandridge will issue the New Common Stock. The Debtors will use commercially reasonable efforts to cause the New Common Stock to become publicly traded and listed on a national securities exchange on or as soon as reasonably practicable after the Effective Date.

C.	Rights Offering.

Under the Plan, the Debtors may in their discretion commence a Rights Offering for up to $150 million in New Common Stock at a valuation of the lesser of (a) $1.215 billion or (b) 90% of the new equity value under the Plan, subject to dilution by the Employee Incentive Plan and protected from dilution by the Conversion Equity and the Warrants (the “Rights Offering Equity”). Before the Effective Date, the Debtors may enter into the New Equity Agreement providing for the sale to or backstop from the New Equity Parties for the Rights Offering Equity, which will be in form and substance consented to by the Required Consenting Creditors (such consent not to be unreasonably withheld). The Debtors may also conduct a Rights Offering in accordance with the Rights Offering Procedures. All or a portion of the Rights Offering may be backstopped by the New Equity Parties on the terms and subject to the conditions set forth in the New Equity Agreement, if any.

Except as otherwise agreed by the Debtors and the New Equity Parties, if any, each Holder of a Second Lien Note Claim or a General Unsecured Claim may receive its Pro Rata share (across both classes combined) of Rights under the Plan. Any Holders that elect to participate in the Rights Offering shall also commit to support the Restructuring (as defined in the Restructuring Support Agreement) in accordance with the terms and conditions set forth in the Restructuring Support Agreement.

D.	New Convertible Debt.

Under the Plan, Holders of Second Lien Note Claims will receive their Pro Rata share of $300 million in New Convertible Debt. The New Convertible Debt will have a four-year maturity and will convert into Conversion Equity which shall equal approximately 46.5% of the New Common Stock as of the Effective Date. Upon the occurrence of certain make-whole events, the principal amount of the New Convertible Debt will increase, in accordance with a schedule, in an amount based on the amount of time the New Convertible Debt has been outstanding. The Conversion Equity is subject to dilution by the Employee Incentive Plan, the Rights Offering Equity, and the Warrants.

The New Convertible Debt is convertible at the option of any of its holders at any time. The New Convertible Debt will also automatically convert in its entirety to the Conversion Equity upon the earliest to occur of the following (the date of such conversion, the “Conversion Date”):

•	any bona fide arm’s length issuance by Reorganized SandRidge of the New Common Stock to third parties that are not shareholders of Reorganized SandRidge (or affiliates of shareholders of Reorganized SandRidge) for cash at a conversion ratio per share at least equal to the conversion ratio for the New Convertible Debt based on the value of the New Common Stock under the Plan before underwriting commissions, placement fees or similar expenses;

•	30 days’ written notice to Reorganized SandRidge from a majority of the holders of the New Convertible Debt;

•	the first date on which the trailing 30-day average market value of the New Common Stock is 50% greater than the value of the New Common Stock under the Plan;

•	consummation of any permitted refinancing of the New First Lien Exit Facility;

•	consummation of any sale, merger, amalgamation, arrangement, restructuring, transfer, conversion, disposition, or other corporate transactions with respect to substantially all assets of Reorganized SandRidge; or

•	the maturity date.

The New Convertible Debt may become secured by second priority springing liens on the same collateral as the New First Lien Exit Facility upon delivery of a written notice by holders of 66 2/3% in principal amount of New Convertible Debt following the occurrence of a Springing Event;4 provided, that if the holders of New Convertible Debt collectively hold the greater of (i) at least 66 2/3% of the aggregate amount of New Common Stock that was distributed to the Holders of Second Lien Note Claims on the Effective Date or (ii) at least 50.1% of the New Common Stock outstanding as of such date, at the time of delivery, the springing lien shall secure the full amount of the New Convertible Debt; otherwise, the springing lien shall secure $100 million of the New Convertible Debt.

E.	New Building Note.

Under the Plan, Holders of General Unsecured Claims will receive their Pro Rata share of the Cash proceeds of the New Building Note, a $35 million note secured by: (i) first priority perfected liens by a mortgage/deed of trust on SandRidge Tower, Parkside Building, and Broadway Kerr Parking Facility (each a “Property” and collectively, the “Properties”); (ii) an assignment of all revenue, rents and leases generated by the Properties (as applicable) and assignment of contracts; (iii) a pledge of personal property, licenses, permits, contract rights, general intangibles and other assets of the reorganized SandRidge Realty, LLC (“Reorganized SandRidge Realty”) used in connection with the operation, maintenance and management of the Properties and owned by Reorganized SandRidge Realty; (iv) a pledge of all other fixtures, personalty, equipment (including gym equipment), located on or used at the Properties and owned by Reorganized SandRidge Realty; and (v) such other collateral as may be specified in the New Building Note and related documents as is agreed upon by Reorganized SandRidge and the New Building Note Purchaser, solely to the extent owned by or used in connection with the business of Reorganized SandRidge Realty and not property or assets of any SandRidge affiliate.

On the Effective Date, the New Building Note Purchaser shall purchase the New Building Note in exchange for the New Building Note Proceeds. The commitment of the New Building Note Purchaser was subject to a marketing process and higher or otherwise better proposals. On July 14, 2016, the Debtors and their advisors conducted an auction for the purchase of the New Building Note. Following multiple rounds of vigorous, good-faith bidding, and after evaluation of the bids, the Debtors determined the winning bid for the New Building Note in the amount of $27 million, net of applicable fees and expenses, on substantially similar terms as those proposed by the competing bidder.

Interest under the New Building Note will be payable semi-annually as follows: (i) 6% per annum for the first year following the Effective Date; (ii) 8% per annum for the second year following the Effective Date; and (iii) 10% per annum thereafter through the maturity. From the Effective Date through the earlier of (a) September 30,

[4]	A “Springing Event” means, in a class action lawsuit against Reorganized SandRidge that is not initiated by any Holders (or such Holders’ affiliates) of New Convertible Debt and that is reasonably expected to result in a material adverse effect on the business of Reorganized SandRidge, either (i) the entry of an order by a court of competent jurisdiction denying summary judgment to Reorganized SandRidge (and/or its reorganized Debtor affiliates) or (ii) the expiration of the time period in which Reorganized SandRidge (and/or its reorganized Debtor affiliates) may move for summary judgment.

2020, (b) 46 months from the Effective Date, or (c) 90 days after the refinancing or repayment of the New First Lien Exit Facility, interest under the New Building Note shall be payable in-kind and added to the principal amount of the New Building Note on each payment date; thereafter, interest shall be payable in cash.

The New Building Note is subject to a variety of other terms and conditions including conditions precedent to funding, financial covenants, and certain other covenants.

F.	Warrants.

Holders of General Unsecured Claims shall receive their pro rata share of Warrants for 12.5% of the New Common Stock in Reorganized SandRidge. The Warrants shall have a cashless exercise and be exercisable at any time, in whole or in part, prior to the sixth anniversary of the Effective Date at an exercise price of $1.626 billion aggregate value of the New Common Stock at the trailing 30-day volume weighted average price.

G.	New First Lien Exit Facility.

On the Effective Date, the Reorganized Debtors shall enter into the $425 million New First Lien Exit Facility, in partial satisfaction of the First Lien Credit Agreement Claims.

The terms of the New First Lien Exit Facility will have an initial borrowing base of $425 million on the Effective Date, an interest rate of LIBOR + 475 basis points (with a LIBOR floor at 1%), and will mature on the earlier of (i) March 31, 2020 or (ii) 40 months from the Effective Date. The borrowing base shall not be redetermined from the Effective Date through the October 2018 scheduled redetermination date (the “Protected Period”).

The New First Lien Exit Facility shall be secured by valid, perfected first priority liens on the following assets of SandRidge Energy, Inc. and the guarantors under the New First Lien Exit Facility (each a “Credit Party” and together, collectively, the “Credit Parties”), including: (a) a first-priority perfected security pledge of all the capital stock of each Credit Party and their wholly-owned subsidiaries, (b) a first-priority perfected security interest in the cash, cash equivalents, deposits, securities, and similar accounts of the Credit Parties, subject to customary exceptions to be mutually agreed, (c) a first-priority perfected security interest in substantially all other tangible (other than the headquarters complex in Oklahoma City) and intangible assets of the Credit parties and (d) first-priority real perfected real property mortgages on oil and gas reserves of the Credit Parties located in the United States.

Under the terms of the New First Lien Exit Facility, the administrative agent thereunder (the “Exit Facility Administrative Agent”) will hold, from the Effective Date until the expiration and/or termination of the Protected Period, $50 million of cash to be held as cash collateral (the “Post-Restructuring Cash Collateral Account”), provided that the Exit Facility Administrative Agent may be required to release up to $25 million from the Post-Restructuring Cash Collateral Account to the Reorganized Debtors upon the achievement of certain operational or financial milestones.

The New First Lien Exit Facility is subject to a variety of other terms and conditions including financial and operational covenants and representations and warranties.

H.	Releases.

The Plan contains certain releases (as described more fully in Article IV.L hereof), including mutual releases between Debtors, on the one hand, and (a) Holders of First Lien Credit Agreement Claims; (b) the First Lien Credit Agreement Agent; (c) Holders of Second Lien Note Claims; (d) the Second Lien Notes Trustee; (e) Holders of Unsecured Note Claims; (f) the Unsecured Senior Notes Trustee; (g) the Unsecured Convertible Notes Trustee; (h) the Arrangers; (i) with respect to each of the Debtors, the Reorganized Debtors, and each of the foregoing entities in clauses (a) through (h), each such Entity’s current and former predecessors, successors, Affiliates (regardless of whether such interests are held directly or indirectly), subsidiaries, funds, portfolio companies, management companies; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), each of their respective current and former directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, professionals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (with respect to clause (j), each solely in their capacity as such); and (k) the DTC; provided, however, that any Holder of a Claim or Interest that opts out of the releases contained in the Plan shall not be a “Released Party.”

The Plan includes releases of claims held by the Debtors against the Debtors’ directors and officers. The Plan does not preserve any Claims or Causes of Action held by the Debtors against the Debtors’ directors and officers. The Debtors have analyzed and are not aware of any colorable Claims or Causes of Action against the Debtors’ directors and officers.

The Plan also provides that all Holders of Claims or Interests that (i) vote to accept or are deemed to accept the Plan or (ii) are in voting Classes who abstain from voting on the Plan and either do not opt out of the release provisions or opt in to the release provisions contained in Article VIII of the Plan will be deemed to have expressly, unconditionally, generally, individually, and collectively released and discharged all Claims and Causes of Action against the Debtors and the Released Parties.

The Debtors believe that the releases, exculpations, and injunctions set forth in the Plan are appropriate because, among other things: (a) the releases, exculpations, and injunctions are specific; (b) the releases provide closure with respect to prepetition Claims and Causes of Action, which the Debtors determined is a valuable component of the overall restructuring under the circumstances and is integral to the Plan; (c) the releases are a condition to the global settlement and a necessary part of the Plan; and (d) each of the Released Parties and Exculpated Parties has afforded value to the Debtors and aided in the reorganization process, which facilitated the Debtors’ ability to propose and pursue confirmation of a value-maximizing restructuring. Further, the releases, exculpations, and injunctions have the support of the vast majority of the Debtors’ creditors, including substantial majorities of the Holders of the First Lien Credit Agreement Claims, Second Lien Note Claims, and Unsecured Note Claims. The Debtors believe that each of the Released Parties and Exculpated Parties has played an integral role in formulating or enabling the Plan and has expended significant time and resources analyzing and negotiating the issues presented by the Debtors’ prepetition capital structure. The Debtors will be prepared to meet their burden to establish the basis for the releases, exculpations, and injunctions for each Released Party and Exculpated Party as part of Confirmation of the Plan.

IV.	QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND PLAN

A.	What is chapter 11?

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. In addition to permitting debtor rehabilitation, chapter 11 promotes equality of treatment for creditors and similarly situated equity interest holders, subject to the priority of distributions prescribed by the Bankruptcy Code.

The commencement of a chapter 11 case creates an estate that comprises all of the legal and equitable interests of the debtor as of the date the chapter 11 case is commenced. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

Consummating a plan of reorganization is the principal objective of a chapter 11 case. A bankruptcy court’s confirmation of a plan binds the debtor, any person acquiring property under the plan, any creditor or equity interest Holder of the debtor, and any other entity as may be ordered by the bankruptcy court. Subject to certain limited exceptions, the order issued by a bankruptcy court confirming a plan provides for the treatment of the debtor’s liabilities in accordance with the terms of the confirmed plan.

B.	Why are the Debtors sending me this Disclosure Statement?

The Debtors are seeking to obtain Bankruptcy Court approval of the Plan. Before soliciting acceptances of the Plan, section 1125 of the Bankruptcy Code requires the Debtors to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding acceptance of the Plan. This Disclosure Statement is being submitted in accordance with these requirements.

C.	Am I entitled to vote on the Plan?

Your ability to vote on, and your distribution under, the Plan, if any, depends on what type of Claim or Interest you hold. Each category of Holders of Claims or Interests, as set forth in Article III of the Plan pursuant to section 1122(a) of the Bankruptcy Code, is referred to as a “Class.” Each Class’s respective voting status is set forth below.

Class	Claim/Interest	Status	Voting Rights

1	Other Secured Claims	Unimpaired	Presumed to Accept

2	Other Priority Claims	Unimpaired	Presumed to Accept

3	First Lien Credit Agreement Claims	Impaired	Entitled to Vote

4	Second Lien Note Claims	Impaired	Entitled to Vote

5	General Unsecured Claims	Impaired	Entitled to Vote

6	Intercompany Claims	Unimpaired/Impaired	Not Entitled to Vote

7	Section 510(b) Claims	Impaired	Deemed to Reject

8	Intercompany Interests	Unimpaired	Presumed to Accept

9	Interests in SandRidge	Impaired	Deemed to Reject

D.	What will I receive from the Debtors if the Plan is consummated?

The following chart provides a summary of the anticipated recovery to Holders of Claims and Interests under the Plan. Any estimates of Claims and Interests in this Disclosure Statement may vary from the final amounts allowed by the Bankruptcy Court. Your ability to receive distributions under the Plan depends upon the ability of the Debtors to obtain Confirmation and meet the conditions necessary to consummate the Plan.

THE PROJECTED RECOVERIES SET FORTH IN THE TABLE BELOW ARE ESTIMATES ONLY AND THEREFORE ARE SUBJECT TO CHANGE. FOR A COMPLETE DESCRIPTION OF THE DEBTORS’ CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS, REFERENCE SHOULD BE MADE TO THE ENTIRE PLAN.5

[5]	The recoveries set forth below may change based upon changes in the amount of Claims that are “Allowed” as well as other factors related to the Debtors’ business operations and general economic conditions. “Allowed” means with respect to any Claim or Interest: (a) a Claim or Interest as to which no objection has been filed and that is evidenced by a Proof of Claim or Interest timely filed by the Bar Date (or for which Claim or Interest under the Plan, the Bankruptcy Code, or a Final Order of the Bankruptcy Court a Proof of Claim or Interest is not or shall not be required to be filed); (b) a Claim or Interest that is listed in the Schedules as not contingent, not unliquidated, and not disputed, and for which no Proof of Claim or Interest, as applicable, has been timely filed; or (c) a Claim or Interest Allowed pursuant to the Plan, any stipulation approved by the Bankruptcy Court, any contract, instrument, indenture, or other agreement entered into or assumed in connection with the Plan, or a Final Order of the Bankruptcy Court; provided that with respect to a Claim or Interest described in clauses (a) and (b) above, such Claim or Interest shall be considered Allowed only if and to the extent that with respect to such Claim or Interest no objection to the allowance thereof has been interposed within the applicable period of time fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, or such an objection is so interposed and the Claim or Interest, as applicable, shall have been Allowed by a Final Order. Any Claim that has been or is hereafter listed in the Schedules as contingent, unliquidated, or disputed, and for which no Proof of Claim or Interest is or has been timely filed, is not considered Allowed and shall be expunged without further action by the Debtors and without further notice to any party or action, approval, or order of the Bankruptcy Court. Notwithstanding anything to the contrary in the Plan, no Claim of any Entity subject to section 502(d) of the Bankruptcy Code shall be deemed Allowed unless and until such Entity pays in full the amount that it owes such Debtor or Reorganized Debtor, as applicable. For the avoidance of doubt, a Proof of Claim or Interest filed after the Bar Date shall not be Allowed for any purposes whatsoever absent entry of a Final Order allowing such late-filed Claim.

SUMMARY OF EXPECTED RECOVERIES

Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims	Projected Recovery Under the Plan
Unclassified Non-Voting Claims Against the Debtors

N/A	Administrative Claims	Except with respect to Administrative Claims that are Professional Fee Claims and except to the extent that an Administrative Claim has already been paid during the Chapter 11 Cases or a Holder of an Allowed Administrative Claim and the applicable Debtor(s) agree to less favorable treatment, each Holder of an Allowed Administrative Claim shall be paid in full in Cash on the unpaid portion of its Allowed Administrative Claim on the latest of: (a) on the Effective Date if such Administrative Claim is Allowed as of the Effective Date; (b) on or as soon as reasonably practicable after the date such Administrative Claim is Allowed; and (c) the date such Allowed Administrative Claim becomes due and payable, or as soon thereafter as is reasonably practicable; provided that Allowed Administrative Claims that arise in the ordinary course of the Debtors’ businesses shall be paid in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements and/or arrangements governing, instruments evidencing, or other documents relating to such transactions. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be Filed with respect to an Administrative Claim previously Allowed by Final Order.	$34,671,000	100%

N/A	Priority Tax Claims	Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code. In the event an Allowed Priority Tax Claim is also a Secured Tax Claim, such Claim shall, to the extent it is Allowed, be treated as an Other Secured Claim if such Claim is not otherwise paid in full.	$6,352,000	100%

Classified Claims and Interests of the Debtors

1	Other Secured Claims	On the Effective Date, except to the extent that a Holder of an Allowed Other Secured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Other Secured Claim, each such Holder shall receive either (i) payment in full in cash of the unpaid portion of its Other Secured Claim on the Effective Date or as soon thereafter as reasonably practicable (or if payment is not then due, payment in accordance with its terms); (ii) delivery of the collateral securing any such Other Secured Claim and payment of any interest required under section 506(b) of the Bankruptcy Code; (iii) reinstatement pursuant to section 1124 of the Bankruptcy Code, or (iv) such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.	$0	100%

2	Other Priority Claims	On the Effective Date or as soon thereafter as reasonably practicable, except to the extent that a Holder of an Allowed Other Priority Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Other Priority Claim, each such Holder shall receive payment in full, in cash, of the unpaid portion of its Other Priority Claim (or, if payment is not then due, payment in accordance with its terms) or such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.	$0	100%

3	First Lien Credit Agreement Claims	On the Effective Date, except to the extent that a Holder of an Allowed First Lien Credit Agreement Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each First Lien Credit Agreement Claim, each such Holder shall receive participation in its Pro Rata share of the New First Lien Exit Facility and $35 million in Cash.	$459,884,000 on account of unpaid principal, undrawn letters of credit, and interest, plus fees and other expenses, arising under or in connection with the First Lien Credit Agreement Claims.	100%

4	Second Lien Note Claims	On the Effective Date, or as soon thereafter as reasonably practicable, except to the extent that a Holder of an Allowed Second Lien Note Claim agrees to less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Second Lien Note Claim, each such Holder shall receive its Pro Rata share of: (i) 85% of the New Common Stock issued by Reorganized SandRidge on the Effective Date, as fully diluted by the Conversion Equity (measured through the Conversion Date) but subject to dilution by the Employee Incentive Plan, Rights Offering Equity, and the Warrants; (ii) the New Convertible Debt; and (iii) the Rights, if applicable.	$1,381,258,000 on account of principal plus accrued but unpaid prepetition interest, fees and any and all other amounts due thereunder.	68.3%

5	General Unsecured Claims	On the Effective Date, or as soon thereafter as reasonably practicable, except to the extent that a Holder of an Allowed General Unsecured Claim agrees to less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed General Unsecured Claim, each such Holder shall receive its Pro Rata Share of: (i) $10 million in Cash; (ii) 15% of the New Common Stock issued by Reorganized SandRidge on the Effective Date, as fully diluted by the Conversion Equity (measured through the Conversion Date) but subject to dilution by the Employee Incentive Plan, Rights Offering Equity, and the Warrants; (iii) the Rights, if applicable; (iv) the Warrants; and (v) the New Building Note Proceeds.	$2,419,514,000	11.1%

6	Intercompany Claims	On the Effective Date, unless otherwise provided for under the Plan, each Allowed Intercompany Claim shall be, at the option of the Debtors or Reorganized Debtors, as applicable either: (i) Reinstated or (ii) canceled and released without any distribution on account of such Claims.	$14,818,200,000	0% / 100%

7	Section 510(b) Claims	On the Effective Date, each Section 510(b) Claim shall be deemed canceled and released and there shall be no distribution to Holders of Section 510(b) Claims on account of such Claims.	$0	0%

8	Intercompany Interests	On the Effective Date, Intercompany Interests shall be Reinstated.	$0	100%

9	Interests in SandRidge	On the Effective Date, existing Interests in SandRidge shall be deemed canceled and released and there shall be no distribution to Holders of Interests in SandRidge on account of such Interests.	$0	0%

E.	What will I receive from the Debtors if I hold an Allowed Administrative Claim or a Priority Tax Claim?

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III of the Plan. Administrative Claims will be satisfied as set forth in Article II.A of the Plan, and Priority Tax Claims will be satisfied as set forth in Article II.C of the Plan.

F.	Are any regulatory approvals required to consummate the Plan?

Other than approvals which may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, there are no known regulatory approvals that are required to consummate the Plan.

G.	What happens to my recovery if the Plan is not confirmed or does not go effective?

In the event that the Plan is not confirmed or does not go effective, there is no assurance that the Debtors will be able to reorganize their businesses. It is possible that any alternative transaction may provide Holders of Claims and Interests with less than they would have received pursuant to the Plan. For a more detailed description of the consequences of an extended chapter 11 case, or of a liquidation scenario, see “Confirmation of the Plan - Best Interests of Creditors/Liquidation Analysis,” which begins on page 66 of this Disclosure Statement, and the Liquidation Analysis attached as Exhibit F.

H.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Effective Date,” and “Consummation?”

“Confirmation” of the Plan refers to approval of the Plan by the Bankruptcy Court. Confirmation of the Plan does not guarantee that you will receive the distribution indicated under the Plan. After Confirmation of the Plan by the Bankruptcy Court, there are conditions that need to be satisfied or waived so that the Plan can go effective. Initial distributions to Holders of Allowed Claims will only be made on the date the Plan becomes effective—the “Effective Date”—or as soon as practicable thereafter, as specified in the Plan. See “Confirmation of the Plan,” which begins on page 66 of this Disclosure Statement, for a discussion of the conditions precedent to consummation of the Plan.

I.	What are the sources of Cash and other consideration required to fund the Plan?

The Plan and distributions thereunder will be funded by the following sources of Cash and consideration: (a) Cash on hand; (b) the issuance and distribution of New Common Stock; (c) the New First Lien Exit Facility; (d) the New Convertible Debt; (e) the New Building Note; (f) the issuance and distribution of the Warrants; and (g) the issuance and distribution of the Rights, if any.

J.	Are there risks to owning the New Common Stock upon emergence from chapter 11?

Yes. See “Risk Factors,” which begins on page 49 of this Disclosure Statement. The Debtors will use commercially reasonable efforts to cause the New Common Stock to become publicly traded and listed on a national securities exchange on or as soon as reasonably practicable after the Effective Date.

K.	Will the final amount of Allowed General Unsecured Claims affect my recovery under the Plan?

The Debtors estimate that Allowed General Unsecured Claims total approximately $2,419,514,000, including approximately $70,474,000 on account of Unsecured Non-Note Claims. Each Holder of an Allowed General Unsecured Claim shall receive its Pro Rata share of: (i) $10 million in cash; (ii) 15 percent of the New Common Stock, as fully-diluted by the Conversion Equity, subject to dilution by the Employee Incentive Plan, the Rights Offering Equity, and the Warrants; (iii) the Rights, if applicable; (iv) the Warrants; and (v) the cash proceeds of the New Building Note. Although the Debtors’ estimate of General Unsecured Claims is the result of the Debtors’ and their advisors’ careful analysis of available information, General Unsecured Claims actually asserted against the Debtors may be higher or lower than the Debtors’ estimate provided herein, which difference could be material. Moreover, the Debtors may in the future reject certain Executory Contracts and Unexpired Leases, which may result in additional rejection damages claims not accounted for in this estimate. Further, the Debtors, the

Consenting Creditors, or the official committee of unsecured creditors appointed in the Chapter 11 Cases (if any) may object to certain proofs of claim, and any such objections could ultimately cause the total amount of General Unsecured Claims to change. These changes could affect recoveries for Holders of Claims in Class 5, and such changes could be material.

The Debtors assert that the Plan contemplates that all Holders of General Unsecured Claims receive identical treatment because, among other things, Unsecured Note Claims, which by the Debtors’ estimates constitute over 95% of General Unsecured Claims, hold Claims against a majority of the Debtors and to obtain the benefit of, among other things, administrative convenience, the Plan provides all Holders of General Unsecured Claims with the same recovery in settlement of any arguments of structural seniority by any Holders. For the same reasons, the Plan only provides Holders of General Unsecured Claims with a single recovery, even if they may assert such Claims against multiple Debtors. The Committee has asserted that the Plan’s distribution scheme constitutes a de facto substantive consolidation of the Debtors. Notwithstanding the foregoing, the Debtors reserve the right to modify the Plan to separately classify General Unsecured Claims based on the structural seniority or guaranty Claims of any particular Holders of General Unsecured Claims relative to others, and all parties reserve all rights with respect to the Plan’s distribution provisions and any modifications thereof.

Repayment of the Unsecured Convertible Notes issued by SandRidge was guaranteed by each of SandRidge Operating Company, Integra Energy, L.L.C., Lariat Services, Inc., SandRidge Exploration and Production, LLC, SandRidge Midstream, Inc., SandRidge Holdings, Inc. CEBA Gathering, LLC and Pinon Gathering Company, LLC (collectively, the “Guarantors”). Accordingly, the Unsecured Convertible Notes Trustee asserts that the Holders of the Unsecured Convertible Notes are entitled, as a matter of law, to a claim against SandRidge and to a claim against each of the Guarantors, in each case in the full amount of the Unsecured Convertible Notes and the Plan effectively eliminates the claims of the Holders of the Unsecured Convertible Notes against each of the Guarantors, leaving them with a single claim against the combined Debtors’ estates.

L.	How are certain litigation matters treated under the Plan?

The Plan treats any Claims against the Debtors arising from (a) rescission of a purchase or sale of a security of the Debtors or an Affiliate of the Debtors, (b) purchase or sale of such a security, or (c) reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim (“Section 510(b) Claims”) as claims under section 510(b) of the Bankruptcy Code. On the Effective Date, each Section 510(b) Claim shall be deemed canceled and released and there shall be no distribution to Holders of Section 510(b) Claims on account of such Claims.

The Debtors assert that the Section 510(b) Claims include all of the Claims asserted in In re SandRidge Energy, Inc. Securities Litigation, Case No. 5:12-cv-01341-W (the “Shareholder Action”), Barton W. Gernandt, Jr., et al., v. SandRidge Energy, Inc., et al., Case No. 15-CV-834-D (the “ERISA Action”), and Duane & Virginia Lanier Trust v. SandRidge Energy, Inc., et. al, Case No. CIV-15-00634-M (the “Royalty Trust Action”) (collectively, the “Direct Actions”), only to the extent asserted against the Debtors, but not to the extent asserted against any Non-Debtor Subsidiary, Released Party (other than, for the avoidance of doubt, any Debtor), or other Entity other than a Debtor, whether or not currently named as a defendant in a Direct Action (each, a “Non-Debtor Litigant”).

The plaintiffs in the ERISA Action (the “ERISA Plaintiffs”) assert that their Claims are not and should not be subject to subordination under 11 U.S.C. § 510(b). The ERISA Plaintiffs assert that their claims are not securities claims as contemplated by 11 U.S.C. § 510(b), but rather are claims for breach of fiduciary duty under ERISA against the 401(k) Plan’s fiduciaries for improperly investing or administering the holdings of the 401(k) Plan, especially with respect to SandRidge common stock. The ERISA Plaintiffs assert that they are not proceeding in the ERISA Action in any capacity other than as participants in the 401(k) Plan—they are not proceeding as shareholders of SandRidge. The Debtors assert that the ERISA Action Claims against the Debtors are Section 510(b) Claims under the Bankruptcy Code and applicable law and reserve all rights with respect to the foregoing assertions.

Nothing in the Disclosure Statement shall constitute an adjudication and/or determination of whether the Direct Actions constitute Section 510(b) Claims.

The Plan’s definition of “Releasing Party” does not include, each in their capacities as such, (a) the purchasers of the common stock of SandRidge that were or were eligible to be lead plaintiffs or members of the proposed class in the Shareholder Action, (b) the Royalty Trust Lead Plaintiffs and other members of the Royalty Trust Class in the Royalty Trust Action, and (c) the participants in the 401(k) Plan that were or were eligible to be plaintiffs or members of the proposed class in the ERISA Action as of the Petition Date (collectively, the “Direct Action Plaintiffs”).

The ERISA Plaintiffs assert that the 401(k) Plan itself is a Direct Action Plaintiff that is also not a “Releasing Party” under the Plan’s definition. The Debtors reserve all rights with respect to the foregoing assertion.

The Releasing Parties are, where applicable, granting the releases contained in the Plan solely in their capacity as Releasing Parties. For instance, a Holder of a Claim in a voting class who either votes to accept the Plan or abstains from voting but either opts in to the release and does not opt out of the release will only be deemed to have granted the release (subject to Bankruptcy Court approval through confirmation of the Plan) in his, her, or its capacity as a Holder of a Claim in a voting class and not for any other purpose. Accordingly, if such a Holder is, for example, also a Direct Action Plaintiff, his, her, or its Claims and other Causes of Action asserted in a Direct Action against any Released Party are not released under the Plan.

The Plan does not (a) discharge or release any Claims or other Causes of Action asserted in, or that could have been asserted based upon the facts and circumstances alleged in, the complaints filed by the Direct Action Plaintiffs in the Direct Actions against any Non-Debtor Litigant or any future Claims or Causes of Action against any Non-Debtor Litigant determined to relate back thereto, (b) enjoin the Direct Action Plaintiffs from continuing the Direct Actions (and enforcing by any manner or means any judgment or other recovery obtained therein) against any Non-Debtor Litigant, or (c) prevent the Direct Action Plaintiffs from seeking discovery from the Reorganized Debtors in connection with Direct Actions, including but not limited to seeking production of documents in the possession, custody, or control of the Reorganized Debtors or their agents or their respective transferees.

Certain of the Direct Action Plaintiffs assert that the Plan may not release any Debtor as a defendant, or enjoin parties from pursuing the Direct Actions against a Reorganized Debtor as a defendant, solely to recover on Claims from available remaining coverage under any applicable insurance policy. The Debtors reserve all rights with respect to the foregoing assertions.

The ERISA Plaintiffs’ and the plaintiffs in the Shareholders Actions’ (the “Shareholder Plaintiffs”) positions are specifically that, with respect to the foregoing, nothing in the Plan, the Confirmation Order, or any of the Plan documents shall preclude the ERISA Plaintiffs and Shareholder Plaintiffs or the class in the ERISA Action or the Shareholder Action from (a) conducting discovery of the Reorganized Debtor (including, for the avoidance of doubt, any committee or subcommittee of the Board of the Reorganized Debtor) in connection with the ERISA Action or Shareholder Action, including but not limited to seeking production of documents in the possession, custody, or control of the Reorganized Debtor or its agents; (b) prosecuting the ERISA Plaintiffs’ and Shareholder Plaintiffs’ claims against SandRidge or Reorganized SandRidge through settlement or final judgment in the courts where the ERISA Action and Shareholder Actions are pending (including any appeals therefrom); or (c) continuing to prosecute the claims and causes of action asserted or to be asserted against any non-Debtor in the ERISA Action or Shareholder Action, including but not limited to entering into or enforcing any settlement or judgment obtained in connection with or relating to the ERISA Action or Shareholder Action involving any relevant insurance policy, the proceeds thereof, or otherwise. Subject to the other disclosures in this Disclosure Statement, the Debtors reserve all rights with respect to the ERISA Plaintiffs’ and Shareholder Plaintiffs’ positions on these matters.

On and after the Effective Date, the Reorganized Debtors intend to maintain books, records, documents, files, and electronically stored information (collectively, “Books and Records”) in accordance with their standard document retention policies, as may be altered, amended, modified, or supplemented by the Debtors or the Reorganized Debtors, as the case may be, in each case consistent with applicable laws and regulations. The Reorganized Debtors intend to preserve evidence potentially relevant to the prosecution of all pending litigation matters, including the Direct Actions, to the extent required by applicable laws or regulations, including the Bankruptcy Code, the Bankruptcy Rules, Rules 26 and 34 of the Federal Rules of Civil Procedure, and the Private Securities Litigation Reform Act of 1995, 15 U.S.C. §78u-4, to the extent applicable.

The ERISA Plaintiffs and Shareholder Plaintiffs assert that in no event may the Books and Records be destroyed prior to the earliest to occur of (a) entry of a final and nonappealable order of judgment in the ERISA Action or Shareholder Action and (b) settlement, in either instance, with respect to all defendants in the ERISA Action and Shareholder Action. The Debtors’ reserve all rights with respect to the ERISA Plaintiffs’ and Shareholder Plaintiffs’ assertions in this regard.

M.	Will there be releases and exculpation granted to parties in interest as part of the Plan?

Yes, Article VIII of the Plan proposes to release the Released Parties and to exculpate the Exculpated Parties. The Debtors’ releases, third-party releases, and exculpation provisions included in the Plan are an integral part of the Debtors’ overall restructuring efforts and were an essential element of the negotiations between the Debtors and the Consenting Creditors in obtaining their support for the Plan pursuant to the terms of the Restructuring Support Agreement.

All of the Released Parties and the Exculpated Parties have made substantial and valuable contributions to the Debtors’ restructuring through efforts to negotiate and implement the Plan, which will maximize and preserve the going-concern value of the Debtors for the benefit of all parties in interest. Accordingly, each of the Released Parties and the Exculpated Parties warrants the benefit of the release and exculpation provisions.

All Holders of Claims or Interests that (i) vote to accept or are deemed to accept the Plan or (ii) are in voting Classes who abstain from voting on the Plan and either opt in or do not opt out of the release provisions contained in Article VIII of the Plan will be deemed to have expressly, unconditionally, generally, individually, and collectively released and discharged all Claims and Causes of Action against the Debtors and the Released Parties. The releases represent an integral element of the Plan.

Based on the foregoing, the Debtors believe that the releases and exculpations in the Plan are necessary and appropriate and meet the requisite legal standard promulgated by the United States Court of Appeals for the Fifth Circuit. Moreover, the Debtors will present evidence at the Confirmation Hearing to demonstrate the basis for and propriety of the release and exculpation provisions.

1.	Release of Liens

Except as otherwise specifically provided in the Plan, the New First Lien Exit Facility Documents, the New Convertible Debt Documents, or the New Building Note Documents, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns, in each case, without any further approval or order of the Bankruptcy Court and without any action or Filing being required to be made by the Debtors. In addition, the First Lien Credit Agreement Agent and Second Lien Note Trustee shall execute and deliver all documents reasonably requested by the Debtors, Reorganized Debtors, or administrative agent(s) for the New First Lien Exit Facility to evidence the release of such mortgages, deeds of trust, Liens, pledges, and other security interests and shall authorize the Reorganized Debtors to file UCC-3 termination statements (to the extent applicable) with respect thereto.

2.	Debtor Release

Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, on and after the Effective Date, for good and valuable consideration, including their cooperation and contributions to these Chapter 11 Cases, each Released Party is deemed expressly, unconditionally, generally, and individually and collectively, acquitted, released, and discharged by the Debtors, the Reorganized Debtors, and the Estates, each on behalf of itself and its predecessors, successors and assigns, subsidiaries, affiliates, current and former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims asserted or assertable on behalf of the Debtors, any Claims asserted or assertable on behalf of any Holder of any Claim against or Interest in the Debtors and any Claims asserted or assertable on behalf of any other entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereinafter arising, in law, equity, contract, tort or otherwise, by statute or otherwise, that such releasing party (whether individually or collectively), ever had, now has or hereafter can, shall or may have, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts, the Debtors’ intercompany transactions (including dividends paid), any Avoidance Actions, Causes of Action based on veil piercing or alter-ego theories of liability, the purchase, sale, or rescission of the purchase or sale of, or any other transaction relating to any security of the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by or classified in the Plan, the business or contractual arrangements between the Debtors, on the one hand, and the Consenting Creditors, on the other hand, the restructuring of Claims and Interests before or during the Restructuring Transactions implemented by the Plan or any other transaction or other arrangement with the Debtors whether before or during the Restructuring Transactions, the negotiation, formulation or preparation of the Restructuring Transactions, the Restructuring Support Agreement, the Plan, the Plan Supplement, the Disclosure Statement, or any related agreements, any asset purchase agreement, instruments or other documents (including, for the avoidance of doubt, providing any legal opinion requested by any entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the Plan, the Chapter 11 Cases, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing.

3.	Release by Holders of Claims or Interests

Except as otherwise provided in the Plan, as of the Effective Date and to the fullest extent authorized by applicable law, for good and valuable consideration, including their cooperation and contributions to these Chapter 11 Cases, each Releasing Party expressly, unconditionally, generally, and individually and collectively releases, acquits, and discharges the Debtors, Reorganized Debtors, and Released Parties from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims asserted or assertable on behalf of the Debtors, any Claims asserted or assertable on behalf of any Holder of any Claim against or Interest in the Debtors and any Claims asserted or assertable on behalf of any other entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereinafter arising, in law, equity, contract, tort or otherwise, by statute or otherwise, that such Releasing Party (whether individually or collectively), ever had, now has or hereafter can, shall or may have, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts, the Debtors’ intercompany transactions (including dividends paid), any Avoidance Actions, Causes of Action based on veil piercing or alter-ego theories of liability, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors, or any other transaction relating to any security of the Debtors, or any other transaction or other arrangement with the Debtors whether before or during the Restructuring Transactions, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by or classified in the Plan, the business or contractual arrangements between the Debtors, on the one hand, and the Consenting Creditors on the other hand, the restructuring of Claims and Interests before or during the Restructuring Transactions implemented by the Plan, the negotiation, formulation, or preparation of the Restructuring Transactions, the Restructuring Support Agreement, the Plan, the Plan Supplement, the Disclosure Statement, or any related agreements, any asset purchase agreement, instruments, or other documents (including, for the avoidance of doubt, providing any legal opinion requested by any entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the Plan, the Chapter 11 Cases, the Filing of the Chapter 11 Cases, the

pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan, or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided that nothing in the foregoing shall result in any of the Debtors’ officers and directors waiving any indemnification Claims against the Debtors or any of their insurance carriers or any rights as beneficiaries of any insurance policies, which indemnification obligations and insurance policies shall be assumed by the Reorganized Debtors, except to the extent provided for in the Plan.

4.	Exculpation

Except as otherwise specifically provided in the Plan, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement and related prepetition transactions, the Disclosure Statement, the Plan, or any Restructuring Transaction, contract, instrument, release or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Exculpated Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, except for claims related to any act or omission that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon completion of the Plan shall be found to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of, and distribution of, consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

5.	Injunction

Except as otherwise expressly provided in the Plan or for obligations issued or required to be paid pursuant to the Plan or Confirmation Order, all Entities who have held, hold, or may hold Claims or Interests that have been released pursuant to Article VIII.E or Article VIII.F of the Plan, discharged pursuant to Article VIII.B of the Plan, or are subject to exculpation pursuant to Article VIII.G of the Plan, are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Released Parties, or the Exculpated Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (c) creating, perfecting, or enforcing any lien or encumbrance of any kind against such Entities or the property or the Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests; (d) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims or Interests; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released or settled pursuant to the Plan.

N.	What impact does the Claims Bar Date have on my Claim?

The Bankruptcy Court has established July 22, 2016, at 5:00 p.m., prevailing Central Time, as the Claims bar date (the “Bar Date”) in the Chapter 11 Cases. The following entities holding Claims against the Debtors that arose (or that are deemed to have arisen) prior to the Petition Date, including without limitation, Class 5 Claims, must file proofs of claim on or before the Bar Date: (1) any entity whose Claim against a Debtor is not listed in the applicable Debtor’s schedules of assets and liabilities (“Schedules”) or is listed in the applicable Debtor’s Schedules as contingent, unliquidated, or disputed if such entity desires to participate in any of the Chapter 11 Cases or share in any distribution in any of the Chapter 11 Cases; (2) any entity that believes its Claim is improperly classified in the Schedules or is listed in an incorrect amount and desires to have its Claim allowed in a different classification or amount from that identified in the Schedules; (3) any entity that believes its Claim as listed in the Schedules is not an obligation of the specific Debtor against which the Claim is listed and that desires to have its Claim allowed against a Debtor other than that identified in the Schedules; and (4) any entity that believes its Claim against a Debtor is or may be an administrative expense pursuant to section 503(b)(9) of the Bankruptcy Code (but not any entity that believes it holds an administrative expense Claim under section 503(b)(1) of the Bankruptcy Code).

In accordance with Bankruptcy Rule 3003(c)(2), if any person or entity that is required, but fails, to file a proof of claim on or before the Bar Date: (1) such person or entity will be forever barred, estopped, and enjoined from asserting such Claim against the Debtors (or filing a proof of claim with respect thereto); (2) the Debtors and their property may be forever discharged from any and all indebtedness or liability with respect to or arising from such Claim; (3) such person or entity will not receive any distribution in the Chapter 11 Cases on account of that Claim; and (4) such person or entity will not be permitted to vote on any plan or plans of reorganization for the Debtors on account of these barred Claims or receive further notices regarding such Claim.

As described in this Disclosure Statement, the distribution you receive on account of your Claim (if any) may depend, in part, on the amount of Claims for which proofs of claim are filed on or before the Bar Date.

O.	What is the deadline to vote on the Plan?

The Voting Deadline is August 4, 2016, at 4:00 p.m. (prevailing Central Time).

P.	How do I vote for or against the Plan?

Detailed instructions regarding how to vote on the Plan are contained on the ballots distributed to Holders of Claims that are entitled to vote on the Plan. For your vote to be counted, your ballot must be completed and signed so that it is actually received by August 4, 2016, at 4:00 p.m. (prevailing Central Time) at the following address: SandRidge Ballot Processing, c/o Prime Clerk LLC, 830 Third Avenue, 3rd Floor, New York, NY 10022 (or returned in accordance with the instructions otherwise set forth on your ballot). See Article XIII of this Disclosure Statement, which begins on page 65 of this Disclosure Statement.

Q.	Why is the Bankruptcy Court holding a Confirmation Hearing?

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court to hold a hearing on confirmation of the Plan and recognizes that any party in interest may object to Confirmation of the Plan.

R.	When is the Confirmation Hearing set to occur?

The Bankruptcy Court has scheduled the Confirmation Hearing for August 9, 2016, at 9:00 a.m. (prevailing Central Time). The Confirmation Hearing may be adjourned from time to time without further notice.

Objections to Confirmation of the Plan must be filed and served on the Debtors, and certain other parties, by no later than August 4, 2016, at 4:00 (prevailing Central Time) in accordance with the notice of the Confirmation Hearing that accompanies this Disclosure Statement and the Disclosure Statement Order attached hereto as Exhibit C and incorporated herein by reference.

The Debtors will publish the notice of the Confirmation Hearing, which will contain the deadline for objections to the Plan and the date and time of the Confirmation Hearing, in The Oklahoman and USA Today to provide notification to those persons who may not receive notice by mail. The Debtors may also publish the notice of the Confirmation Hearing in such trade or other publications as the Debtors may choose.

S.	What is the purpose of the Confirmation Hearing?

The confirmation of a plan of reorganization by a bankruptcy court binds the debtor, any issuer of securities under a plan of reorganization, any person acquiring property under a plan of reorganization, any creditor or equity interest holder of a debtor, and any other person or entity as may be ordered by the bankruptcy court in accordance with the applicable provisions of the Bankruptcy Code. Subject to certain limited exceptions, the order issued by the bankruptcy court confirming a plan of reorganization discharges a debtor from any debt that arose before the confirmation of such plan of reorganization and provides for the treatment of such debt in accordance with the terms of the confirmed plan of reorganization.

T.	What is the effect of the Plan on the Debtors’ ongoing business?

The Debtors are reorganizing under chapter 11 of the Bankruptcy Code. As a result, Confirmation means that the Debtors will not be liquidated or forced to go out of business. Following Confirmation, the Plan will be consummated on the Effective Date, which is a date selected by the Debtors that is the first business day after which all conditions to Consummation have been satisfied or waived. See Article IX of the Plan. On or after the Effective Date, and unless otherwise provided in the Plan, the Reorganized Debtors may operate their businesses and, except as otherwise provided by the Plan, may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Additionally, upon the Effective Date, all actions contemplated by the Plan will be deemed authorized and approved.

U.	Will any party have significant influence over the corporate governance and operations of the Reorganized Debtors?

As of the Effective Date, the term of the current members of the board of directors of the Debtors shall expire, and the New Boards and the officers of each of the Reorganized Debtors shall be appointed in accordance with the New Organizational Documents and other constituent documents of each Reorganized Debtor. The New Board of Reorganized SandRidge will be composed of five members as of the Effective Date as follows: (a) one will be Reorganized SandRidge’s chief executive officer; and (b) four will be nominated by the Required Second Lien Creditors; provided, however, that, if any one New Equity Party funds or backstops $100 million or more of the Rights Offering, an additional member will be added to the New Board of Reorganized SandRidge nominated by such New Equity Party. The New Board of Reorganized SandRidge shall be disclosed before the Confirmation Hearing. Successors will be elected in accordance with the New Organizational Documents of Reorganized SandRidge.

Pursuant to section 1129(a)(5) of the Bankruptcy Code, the Debtors will, to the extent reasonably practicable, disclose in advance of the Confirmation Hearing the identity and affiliations of any Person proposed to serve on the New Boards, as well as those Persons that will serve as an officer of Reorganized SandRidge or any of the Reorganized Debtors. To the extent any such director or officer is an “insider” under the Bankruptcy Code, the nature of any compensation to be paid to such director or officer will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the New Organizational Documents and other constituent documents of Reorganized SandRidge and the Reorganized Debtors.

V.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?

If you have any questions regarding this Disclosure Statement or the Plan, please contact the Notice and Claims Agent, Prime Clerk LLC:

By regular mail at:

SandRidge Ballot Processing

c/o Prime Clerk LLC

830 Third Avenue, 3rd Floor

New York, NY 10022

By hand delivery or overnight mail at:

SandRidge Ballot Processing

c/o Prime Clerk LLC

830 Third Avenue, 3rd Floor

New York, NY 10022

By electronic mail at:

sandridgeballots@primeclerk.com

By telephone at:

(844) 276-3028 (U.S. and Canada)

(917) 962-8498 (International)

Copies of the Plan, this Disclosure Statement, and any other publicly filed documents in the Chapter 11 Cases are available upon written request to the Debtors’ notice, claims, and solicitation agent at the address above or by downloading the exhibits and documents from the website of the Debtors’ notice, claims, and solicitation agent at https://cases.primeclerk.com/sandridge (free of charge) or the Bankruptcy Court’s website at www.txsb.uscourts.gov (for a fee).

W.	Do the Debtors recommend voting in favor of the Plan?

Yes. The Debtors believe the Plan provides for a larger distribution to the Debtors’ creditors than would otherwise result from any other available alternative. The Debtors believe the Plan, which contemplates a significant deleveraging, is in the best interest of all Holders of Claims, and that other alternatives fail to realize or recognize the value inherent under the Plan.

X.	Who Supports the Plan?

The Plan is supported by the Debtors, the Consenting First Lien Creditors, the Consenting Second Lien Creditors, and the Consenting Unsecured Creditors, each as set forth in the Restructuring Support Agreement.

V.	THE DEBTORS’ RESTRUCTURING SUPPORT AGREEMENT AND PLAN

A.	Restructuring Support Agreement

On May 11, 2016, the Debtors and a group of (a) Consenting First Lien Creditors holding approximately 98 percent of the outstanding principal amount under the First Lien Credit Agreement; (b) Consenting Second Lien Creditors holding approximately 79 percent of the outstanding principal amount of the Second Lien Notes; and (c) Consenting Unsecured Creditors holding approximately 55 percent of the outstanding principal amount of the Unsecured Senior Notes entered into the Restructuring Support Agreement.

Since the execution of the Restructuring Support Agreement and the Petition Date, the Debtors have documented the terms of their prearranged restructuring, including the Plan. The Plan effectuates a debt-for-equity conversion and restructuring of the Debtors’ longterm indebtedness, which will significantly reduce long-term debt and annual interest payments and result in a stronger balance sheet for the Debtors.

The Plan represents the last step in the Debtors’ months-long restructuring process. It allows—and, indeed, requires—the Debtors to proceed expeditiously through chapter 11 to a successful emergence. The Plan will significantly deleverage the Debtors’ balance sheet and provide the capital injection needed for the Debtors to return to competitive operations going forward. The key terms of the Plan are discussed in greater detail in Article V.B herein.

B.	The Plan

As discussed in Article III herein, the Plan contemplates a debt-for-equity conversion and rights offering effectuated through a chapter 11 plan under the following key terms:

1.	New Common Stock and Other Securities

The issuance of Securities under the Plan, including the shares of the New Common Stock, the Warrants, the shares of the New Common Stock issuable upon exercise of the Warrants, the Conversion Equity, the Rights Offering Equity, and options, or other equity awards, if any, reserved under the Employee Incentive Plan, shall be authorized without the need for any further corporate action and without any further action by the Holders of Claims or Interests.

All of the shares of New Common Stock issued pursuant to the Plan, including any options for the purchase thereof and equity awards associated therewith, shall be duly authorized without the need for any further corporate action and without any further action by the Debtors or Reorganized Debtors, as applicable, validly issued, fully paid, and non-assessable. Each distribution and issuance of the New Common Stock under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance.

2.	New Credit Facility

On the Effective Date, the Reorganized Debtors shall enter into the New First Lien Exit Facility. Each First Lien Credit Agreement Lender shall receive its Pro Rata share under the New First Lien Exit Facility pursuant to Article III.B of the Plan. The New First Lien Exit Facility shall be on terms set forth in the New First Lien Exit Facility Documents and substantially consistent with the terms set forth in the New First Lien Exit Facility Term Sheet.

Confirmation shall be deemed approval of the New First Lien Exit Facility (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred and fees paid by the Debtors or the Reorganized Debtors in connection therewith), to the extent not approved by the Bankruptcy Court previously, and the Reorganized Debtors are authorized to execute and deliver those documents necessary or appropriate to obtain the New First Lien Exit Facility, including any and all documents required to enter into the New First Lien Exit Facility, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Reorganized Debtors may deem to be necessary to consummate entry into the New First Lien Exit Facility.

3.	New Convertible Debt

On the Effective Date, the Reorganized Debtors shall issue the New Convertible Debt. Each Holder of Second Lien Notes shall receive its Pro Rata share under the New Convertible Debt pursuant to Article III of the Plan. The New Convertible Debt shall be on terms set forth in the New Convertible Debt Documents.

Confirmation shall be deemed approval of the New Convertible Debt (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred and fees paid by the Debtors or the Reorganized Debtors in connection therewith), to the extent not approved by the Bankruptcy Court previously, and the Reorganized Debtors are authorized to execute and deliver those documents necessary or appropriate to issue the New Convertible Debt, including any and all documents required to enter into the New Convertible Debt, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Reorganized Debtors may deem to be necessary to consummate entry into the New Convertible Debt.

4.	New Building Note

On the Effective Date, the Reorganized Debtors shall issue the New Building Note. The New Building Note shall be on terms set forth in the New Building Note Documents and shall be in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors. On the Effective Date, the New Building Note Purchaser shall purchase the New Building Note in exchange for the New Building Note Proceeds. The New Building Note Purchaser shall receive its Pro Rata share of loans, to the extent applicable, under the New Building Note in accordance with the New Building Note Documents. To the extent a Holder of a General Unsecured Claim is not the New Building Note Purchaser, such Holder shall receive its Pro Rata share of the New Building Note Proceeds.

Confirmation shall be deemed approval of the New Building Note (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred and fees paid by the Debtors or the Reorganized Debtors in connection therewith), to the extent not approved by the Bankruptcy Court previously, and the Reorganized Debtors are authorized to execute and deliver those documents necessary or appropriate to convey the New Building Note, including any and all documents required to enter into the New Building Note, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Reorganized Debtors may deem to be necessary to consummate entry into the New Building Note.

5.	Rights Offering

Before the Effective Date, the Debtors may enter into the New Equity Agreement, in form and substance acceptable to the Required Consenting Creditors (such consent not to be unreasonably withheld), providing for the sale to or backstop from the New Equity Parties for the Rights Offering Equity. The Debtors may also conduct a Rights Offering in accordance with the Rights Offering Procedures. All or a portion of the Rights Offering may be backstopped by the New Equity Parties on the terms and subject to the conditions set forth in the New Equity Agreement, if any.

6.	Recovery to Holders of First Lien Credit Agreement Claims

On the Effective Date, in full satisfaction of each Allowed First Lien Credit Agreement Claim, each Holder thereof shall receive participation in its Pro Rata share of the New First Lien Exit Facility in the amount of $425 million and $35 million of cash (except that all hedging agreements entered into by Lenders under the First Lien Credit Agreement prior to the Petition Date shall remain in place).

7.	Recovery to Holders of Second Lien Note Claims

On the Effective Date, in full satisfaction of each Allowed Second Lien Note Claim, each Holder thereof shall receive its Pro Rata share of: (a) 85% of the New Common Stock, as fully-diluted by the Conversion Equity (measured through the Conversion Date), subject to dilution by the Employee Incentive Plan, the Rights Offering Equity, and the Warrants; (b) the New Convertible Debt; and (c) the Rights, if applicable.

8.	Recovery to Holders of General Unsecured Claims

On the Effective Date, in full satisfaction of each Allowed General Unsecured Claim, each Holder thereof shall receive its Pro Rata share of: (a) $10 million in cash; (b) 15% of the New Common Stock, as fully-diluted by the Conversion Equity (measured through the Conversion Date), subject to dilution by the Employee Incentive Plan, the Rights Offering Equity, and the Warrants; (c) the Rights, if applicable; (d) the Warrants; and (e) the New Building Note Proceeds.

9.	Releases

The Plan contains certain releases (as described more fully in Article IV.L hereof), including mutual releases between Debtors, on the one hand, and (a) Holders of First Lien Credit Agreement Claims; (b) the First Lien Credit Agreement Agent; (c) Holders of Second Lien Note Claims; (d) the Second Lien Notes Trustee; (e) Holders of Unsecured Note Claims; (f) the Unsecured Senior Notes Trustee; (g) the Unsecured Convertible Notes Trustee; (h) the Arrangers; (i) with respect to each of the Debtors, the Reorganized Debtors, and each of the foregoing entities in clauses (a) through (h), each such Entity’s current and former predecessors, successors, Affiliates (regardless of whether such interests are held directly or indirectly), subsidiaries, funds, portfolio companies, management companies; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), each of their respective current and former directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, professionals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (with respect to clause (j), each solely in their capacity as such); and (k) the DTC; provided, however, that any Holder of a Claim or Interest that opts out of the releases contained in the Plan shall not be a “Released Party.

The Plan also provides that all Holders of Claims or Interests that (i) vote to accept or are deemed to accept the Plan or (ii) are in voting Classes who abstain from voting on the Plan and either opt in or do not opt out of the release provisions contained in Article VIII of the Plan will be deemed to have expressly, unconditionally, generally, individually, and collectively released and discharged all Claims and Causes of Action against the Debtors and the Released Parties.

Please refer to Article XV herein for a more detailed discussion of securities law considerations related to the securities to be issued pursuant to the Rights Offering.

VI.	IMPORTANT INFORMATION ABOUT THIS DISCLOSURE STATEMENT

A.	Certain Key Terms Used in this Disclosure Statement

The following are some of the defined terms used in this Disclosure Statement. This is not an exhaustive list of defined terms in the Plan or this Disclosure Statement, but is provided for ease of reference only. Please refer to the Plan for additional defined terms.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas having jurisdiction over the Chapter 11 Cases, and, to the extent of the withdrawal of any reference under 28 U.S.C. § 157 and/or the General Order of the District Court pursuant to section 151 of title 28 of the United States Code, the United States District Court for the Southern District of Texas.

“Bankruptcy Rules” means Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases, promulgated under section 2075 of the Judicial Code and the general, local, and chambers rules of the Bankruptcy Court.

“Chapter 11 Cases” means (a) when used with reference to a particular Debtor, the case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court and (b) when used with reference to all of the Debtors, the procedurally consolidated and jointly administered chapter 11 cases pending for the Debtors in the Bankruptcy Court.

“Claim” shall have the meaning set forth in section 101(5) of the Bankruptcy Code.

“Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases, within the meaning of Bankruptcy Rules 5003 and 9021.

“Confirmation Hearing” means the hearing held by the Bankruptcy Court to consider Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code.

“Interests” means the common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profits interests of any Debtor and options, warrants, rights, or other securities or agreements to acquire the common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Debtor (whether or not arising under or in connection with any employment agreement), including any claim against the Debtors subject to subordination pursuant to section 510(b) of the Bankruptcy Code arising from or related to any of the foregoing.

“Person” shall have the meaning set forth in section 101(41) of the Bankruptcy Code.

“Plan Supplement” means the compilation of documents and forms of documents, schedules, and exhibits to the Plan to be Filed by the Debtors no later than eight days before the Voting Deadline, and additional documents or amendments to previously Filed documents, Filed before the Confirmation Date as amendments to the Plan Supplement, which shall be in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors (except as otherwise provided in the Plan), including the following, as applicable: (a) New Organizational Documents; (b) New First Lien Exit Facility Documents; (c) Schedule of Rejected Executory Contracts and Unexpired Leases; (d) a list of retained Causes of Action; (e) Employee Incentive Plan; (f) a document listing the members of the New Boards; (h) the New Convertible Debt Documents; (i) the New Building Note Documents; (j) the Warrants Agreement; and (k) the Registration Rights Agreement, provided, however that the documents set forth in clauses (a), (e), and (k) shall be deemed acceptable to the Required Senior Unsecured Creditors if in form and substance reasonably acceptable only to each of the Reorganized Debtors and the Required Second Lien Creditors, and the documents set forth in clause (b) shall be deemed acceptable to the Required Senior Unsecured Creditors if in form and substance reasonably acceptable only to each of the Reorganized Debtors, the Required First Lien Creditors, and the Required Second Lien Creditors. The Debtors shall have the right to amend the documents contained in, and exhibits to, the Plan Supplement through the Effective Date.

B.	Additional Important Information

The confirmation and effectiveness of the Plan are subject to certain material conditions precedent described herein and set forth in Article IX of the Plan. There is no assurance that the Plan will be confirmed, or if confirmed, that the conditions required to be satisfied for the Plan to go effective will be satisfied (or waived).

You are encouraged to read this Disclosure Statement in its entirety, including the section entitled “Risk Factors,” and the Plan before submitting your ballot to vote on the Plan.

The Bankruptcy Court’s approval of this Disclosure Statement does not constitute a guarantee by the Bankruptcy Court of the accuracy or completeness of the information contained herein or an endorsement by the Bankruptcy Court of the merits of the Plan.

Summaries of the Plan and statements made in this Disclosure Statement are qualified in their entirety by reference to the Plan. The summaries of the financial information and the documents annexed to this Disclosure Statement or otherwise incorporated herein by reference are qualified in their entirety by reference to those documents. The statements contained in this Disclosure Statement are made only as of the date of this Disclosure Statement, and there is no assurance that the statements contained herein will be correct at any time after such date. Except as otherwise provided in the Plan or in accordance with applicable law, the Debtors are under no duty to update or supplement this Disclosure Statement.

The information contained in this Disclosure Statement is included for purposes of soliciting acceptances to, and Confirmation of, the Plan and may not be relied on for any other purpose. In the event of any inconsistency between the Disclosure Statement and the Plan, the relevant provisions of the Plan will govern.

This Disclosure Statement has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any similar federal, state, local or foreign regulatory agency, nor has the SEC or any other agency passed upon the accuracy or adequacy of the statements contained in this Disclosure Statement.

The Debtors have sought to ensure the accuracy of the financial information provided in this Disclosure Statement; however, the financial information contained in this Disclosure Statement or incorporated herein by reference has not been, and will not be, audited or reviewed by the Debtors’ independent auditors unless explicitly provided otherwise.

Upon Confirmation of the Plan, certain of the securities described in this Disclosure Statement will be issued without registration under the Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, together with the rules and regulations promulgated thereunder (the “Securities Act”), or similar federal, state, local, or foreign laws, in reliance on the exemption set forth in (a) section 1145 of the Bankruptcy Code or (b) Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. Other securities may be issued pursuant to other applicable exemptions under the federal securities laws. All securities issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

The Debtors make statements in this Disclosure Statement that are considered forward-looking statements under federal securities laws. The Debtors consider all statements regarding anticipated or future matters, to be forward-looking statements. Forward-looking statements may include statements about the Debtors’:

•	risks associated with drilling oil and natural gas wells;

•	the volatility of oil, natural gas and natural gas liquids (“NGL”) prices;

•	uncertainties in estimating oil, natural gas and NGL reserves;

•	the need to replace the oil, natural gas and NGLs the Debtors produce;

•	the Debtors’ ability to execute its growth strategy by drilling wells as planned;

•	the amount, nature and timing of capital expenditures, including future development costs, required to develop the Debtors’ undeveloped areas;

•	concentration of operations in the Mid-Continent region of the United States;

•	limitations of seismic data;

•	the potential adverse effect of commodity price declines on the carrying value of the Debtors’ oil and natural properties;

•	severe or unseasonable weather that may adversely affect production;

•	availability of satisfactory oil, natural gas and NGL marketing and transportation;

•	availability and terms of capital to fund capital expenditures;

•	amount and timing of proceeds of asset monetizations;

•	substantial existing indebtedness and limitations on operations resulting from debt restrictions and financial covenants;

•	potential financial losses or earnings reductions from commodity derivatives;

•	potential elimination or limitation of tax incentives;

•	competition in the oil and natural gas industry;

•	general economic conditions, either internationally or domestically or in the areas where the Debtors operate;

•	costs to comply with current and future governmental regulation of the oil and natural gas industry, including environmental, health and safety laws and regulations, and regulations with respect to hydraulic fracturing and the disposal of produced water; and

•	the need to maintain adequate internal control over financial reporting.

Statements concerning these and other matters are not guarantees of the Reorganized Debtors’ future performance. There are risks, uncertainties, and other important factors that could cause the Debtors’ actual performance or achievements to be different from those they may project, and the Debtors undertake no obligation to update the projections made herein. These risks, uncertainties, and factors may include: the Debtors’ ability to confirm and consummate the Plan; the potential that the Debtors may need to pursue an alternative transaction if the Plan is not Confirmed; the Debtors’ ability to reduce its overall financial leverage; the potential adverse impact of the Chapter 11 Cases on the Debtors’ operations, management, and employees, and the risks associated with operating the Debtors’ businesses during the Chapter 11 Cases; customer responses to the Chapter 11 Cases; the Debtors’ inability to discharge or settle Claims during the Chapter 11 Cases; general economic, business and market conditions; currency fluctuations; interest rate fluctuations; price increases; exposure to litigation; a decline in the Debtors’ market share due to competition or price pressure by customers; the Debtors’ ability to implement cost reduction initiatives in a timely manner; the Debtors’ ability to divest existing businesses; financial conditions of the Debtors’ customers; adverse tax changes; limited access to capital resources; changes in domestic and foreign laws and regulations; trade balance; natural disasters; geopolitical instability; and the effects of governmental regulation on the Debtors’ businesses.

VII.	THE DEBTORS’ CORPORATE HISTORY, STRUCTURE, AND BUSINESS OVERVIEW

A.	The Debtors

SandRidge, along with its affiliated Debtors, is an oil and natural gas company headquartered in Oklahoma City, Oklahoma, with a principal focus on exploration and production (“E&P”) activities in the Mid-Continent region of the United States, between Oklahoma and Kansas and in Colorado. SandRidge has interests in approximately 4,300 producing wells, a substantial portion of which it operates, and approximately 2,063,000 acres under lease. As of the Petition Date, SandRidge had one active rig drilling in the Mid-Continent and Colorado.

SandRidge and its subsidiaries also operate gas gathering and processing facilities, saltwater disposal facilities, electrical facilities, marketing operations, and a drilling and related oil field services business. One such entity is SandRidge Midstream, Inc. (“Midstream”). Midstream provides engineering, construction, and operations for measurement facilities, pipelines, compressor stations, treating facilities and processing plants to serve the needs of SandRidge production activities, as well as to provide service to other energy companies. Midstream is also responsible for marketing SandRidge’s crude oil, natural gas liquids and natural gas to secure reliable market outlets and maximize netback pricing for the Debtors’ commodities. SandRidge’s complementary businesses provide the Debtors with operational flexibility and an advantageous cost structure by reducing its dependence on third parties for the services provided by these businesses.

B.	Assets and Operations

SandRidge carries out its E&P activities primarily through its Debtor subsidiary SandRidge Exploration and Production, LLC. Substantially all of the wells operated by SandRidge are in the Mid-Continent region of Oklahoma and Kansas, principally in an oil play known as the Mississippian formation.

Also known as the Mississippian Lime, the Mississippian is an expansive carbonate hydrocarbon system located on the Anadarko Shelf in northern Oklahoma and southern Kansas. At 4,000 to 7,000 feet below the surface, it is a relatively shallow formation.

SandRidge recently acquired approximately 135,000 net acres in Jackson County, Colorado in the North Park Basin. The North Park Basin’s Niobrara shale formation has a proven production history and long-lived reserves. SandRidge estimates there to be approximately 27.6 MMboe of proved reserves in the North Park Basin, of which approximately 81% is anticipated to be oil. Significant investment in midstream infrastructure will be necessary to realize the full potential of this basin.

The Debtors also maintain certain of their own infrastructure in rural Oklahoma and Kansas to facilitate lower-cost operations. SandRidge’s saltwater gathering and disposal system, constructed beginning in 2007, and its electrical infrastructure, constructed beginning in 2009, assist the Debtors in the economically efficient production of oil and natural gas. The saltwater gathering and disposal system reduces the overall cost of water disposal, which directly reduces production costs. SandRidge’s electrical infrastructure, which consisted of approximately 1,000 miles of power lines and substations, coordinates the delivery of electricity to the Debtors’ Mid-Continent operations at a lower cost than electricity provided by on-site generation.

As of the Petition Date, the Debtors have approximately 657 full-time employees. None of their employees are represented by a collective bargaining unit. A corporate organization chart is attached as to the First Day Declaration as Exhibit B.

C.	Royalty Trusts

The Debtors operate oil and gas properties underlying three royalty trusts: the SandRidge Mississippian Trust I (the “Mississippian Trust I”), SandRidge Mississippian II (the “Mississippian Trust II”), and SandRidge Permian Trust (collectively with the Mississippian Trust I and the Mississippian Trust II, the “Royalty Trusts” or the “Non-Debtor Subsidiaries”). To establish the Royalty Trusts, SandRidge Exploration and Production, LLC conveyed term and perpetual overriding royalty interests in certain oil and natural gas properties to the Royalty Trusts (each, a “Non-Debtor Subsidiary Royalty Interest”).

In exchange for the conveyance of the Non-Debtor Subsidiary Royalty Interests, SandRidge Exploration and Production, LLC received a minority of the units in each of the Royalty Trusts and the net proceeds of a public offering of the majority of units in each of the Royalty Trusts. The Royalty Trusts conducted initial public offerings of their ownership units in 2011 and 2012, and raised gross proceeds of approximately $1.5 billion. Currently, approximately 74% of the SandRidge Mississippian Trust I units, 75% of the SandRidge Permian Trust units, and 62% of the SandRidge Mississippian Trust II units are publically held. SandRidge Exploration and Production, LLC holds the remaining units in each of the Royalty Trusts.

The Plan does not (a) discharge, release, enjoin, or otherwise impair any Non-Debtor Subsidiary Royalty Interest or (b) discharge, release, enjoin, or otherwise impair (including, without limitation, with respect to priority) any Liens, whether contractual or statutory, securing any Non-Debtor Subsidiary Royalty Interest, and (ii) on the Effective Date, the Debtors and Reorganized Debtors shall be deemed to have assumed any oil and gas lease in which there exists a Non-Debtor Subsidiary Royalty Interest. The Plan shall not discharge, release, enjoin, or otherwise impair any rights or Claims that any Non-Debtor Subsidiary may have against any Released Party or any Entity other than a Debtor in these Chapter 11 Cases. The Plan does not discharge, release, enjoin, stay, or otherwise impair the ability of any Non-Debtor Subsidiary to exercise any rights to setoff or recoupment that any Non-Debtor Subsidiary may have against any Debtor, Reorganized Debtor, or any Entity who is not a Debtor in these Chapter 11 Cases.

The Debtors are party to various contracts, agreements, and other documents with each of the Royalty Trusts, including (but not limited to) trust agreements, administrative services agreements, development agreements, and registration rights agreements (as amended, modified, or restated, the “Non-Debtor Subsidiary Agreements”). As of the date of this Disclosure Statement, the Debtors anticipate assuming the Non-Debtor Subsidiary Agreements. The Debtors are, however, conducting an ongoing process to review all contracts, agreements, and other documents and reserve the right to subsequently alter their determinations with respect to such documents consistent with the Bankruptcy Code, the Bankruptcy Rules, and the orders of the Bankruptcy Court, including the Non-Debtor Subsidiary Agreements. The Royalty Trusts and their representatives reserve the right to contest any determination made by the Debtors with respect to the Non-Debtor Subsidiary Agreements.

D.	Prepetition Capital Structure

As of the Petition Date,6 the Debtors reported approximately $4.141 billion in total funded debt. As described in greater detail below, Debtors’ significant funded debt obligations include: (a) approximately $459 million in principal amount of obligations under the Debtors’ First Lien Credit Agreement; (b) approximately $1.328 billion in principal amount of obligations under the Debtors’ Second Lien Notes; (c) approximately $2.225 billion of Unsecured Senior Notes, and (d) approximately $88 million of Unsecured Convertible Notes.

1.	First Lien Credit Agreement

The Debtors maintain a reserve-based revolving first lien credit facility (the “First Lien Credit Facility”) under the Fourth Amended and Restated Credit Agreement, dated as of June 10, 2015 (as subsequently amended, the “First Lien Credit Agreement”) with the other Debtor parties thereto, as guarantors, Royal Bank of Canada, as administrative agent, and the lender parties thereto. The First Lien Credit Agreement is subject to a borrowing base that the agent and lenders may adjust based on the value of the Debtors’ oil and gas reserves. The First Lien Credit Agreement has been amended twice, most recently on October 16, 2015.

On January 22, 2016, the Debtors borrowed the maximum amount then available under the Revolving Credit Agreement. As of the Petition Date, approximately $449 million borrowings and approximately $10 million of letters of credit are outstanding under the First Lien Credit Agreement. The First Lien Credit Agreement bears interest at a floating rate—currently LIBOR plus 2.75% based on the borrowing base utilization—and matures in 2020, subject to a springing maturity.

The First Lien Credit Agreement is guaranteed by certain of the Debtors. The obligations are secured by first-priority liens in substantially all of the Debtors’ assets, including, among other things, ownership interests in the Guarantors and their subsidiaries, their oil and gas assets, and SandRidge’s and the Guarantors’ securities accounts (collectively, the “Prepetition Collateral”).

2.	Second Lien Notes

SandRidge has $1.328 billion of outstanding 8.75% senior secured second lien notes due 2020 (the “Second Lien Notes”), issued under the Indenture, dated June 10, 2015, with the Guarantors and U.S. Bank National Association, as indenture trustee (the “Second Lien Notes”). The Second Lien Notes mature in 2020 and require semiannual coupon payments at an interest rate of 8.75% per year. The Second Lien Notes are secured by second-priority liens on the Prepetition Collateral. An intercreditor agreement, among the Royal Bank of Canada, as the agent under the First Lien Credit Agreement, and U.S. Bank National Association, as the Second Lien Notes trustee, governs the relative rights of the parties thereto and provides other protections for the benefit of such parties.

3.	Unsecured Senior Notes

SandRidge has approximately $2.225 billion outstanding on four series of unsecured senior notes (the “Unsecured Senior Notes”) issued under four separate Indentures, dated December 16, 2009, March 15, 2011, April 17, 2012, and August 20, 2012, with the Guarantors and Wells Fargo Bank National Association, as indenture trustee. The four series Unsecured Senior Notes are due in 2020, 2021, 2022, and 2023 and require semiannual coupon payments at 8.75%, 7.5%, 8.125%, and 7.5% per year, respectively.

4.	Unsecured Convertible Notes

SandRidge has approximately $88 million outstanding on two series of unsecured convertible notes (the “Unsecured Convertible Notes” and, together with the Unsecured Senior Notes, the “Unsecured Notes”) issued under two separate Indentures, each dated August 19, 2015, with the Guarantors and Wilmington Trust National Association, as successor indenture trustee. The Unsecured Convertible Notes mature in 2022 and 2023 and require semiannual coupon payments at interest rates of 8.125% and 7.5% per year, respectively.

[6]	These financial figures reflect the Debtors’ most recent review of their businesses. The Debtors reserve all rights to revise and supplement the figures presented herein.

The obligations under the Unsecured Convertible Notes are equal in priority of payment to the obligations under the Unsecured Senior Notes. The Convertible Notes are convertible before maturity at the option of the holder to 363.6 shares of common stock per $1,000 in principal amount, subject to certain adjustments. Conversions before August 19, 2017, entitle the holder to an early conversion payment payable in cash.

5.	Hedging Arrangements

To provide insulation against declining oil and natural gas prices, SandRidge has historically maintained a hedging portfolio of oil and natural gas swaps, collars, and other derivatives. These commodity derivative instruments generally provide cash settlement payments to SandRidge when prevailing oil and gas prices are below contract prices on the settlement date. By removing some measure of price volatility associated with production, SandRidge’s hedging portfolio has helped mitigate the effects of the sustained decline in commodity prices. The hedging portfolio had a fair value of approximately $46 million as of the Petition Date. The parties to the Restructuring Support Agreement that are counterparties to hedges with the Debtors have agreed not to terminate or liquidate their hedges on a postpetition basis.

6.	Lien Analysis

Before the Petition Date, the Debtors and their advisors conducted a thorough analysis of the liens, mortgages, and other collateral securing the First Lien Credit Facility and Second Lien Notes. As part of this lien analysis, the Debtors and their advisors undertook the following actions, among others:

•	a thorough review of debt documents, to determine the status of guarantor and non-guarantor parties under the First Lien Credit Agreement, Second Lien Notes, Unsecured Senior Notes, and Unsecured Convertible Notes;

•	a review of collateral under the First Lien Credit Agreement and Second Lien Notes, including, among other things, mortgages in the Debtors’ oil and gas properties, vehicles, oilfield services and drilling equipment, and proceeds from collateral and the status of compliance with the required steps for the perfection of security interests;

•	a full UCC lien search on all subsidiaries of SandRidge;

•	an evaluation of the bank accounts of SandRidge and its subsidiaries, including analyses as to whether any security interests in the accounts were perfected;

•	a review of all equity pledged by SandRidge and its subsidiaries under its debt documents; and

•	a determination of which leasehold and well assets of SandRidge and its subsidiaries were not mortgaged as a component of the Prepetition Collateral.

After conducting the foregoing lien analysis, the Debtors determined that there were no material defects in the Prepetition Collateral, subject to the disclosures set forth in Article IX.E. with respect to the Additional Mortgages.

The Committee is currently conducting an independent analysis of the validity and extent of the liens purported to be granted on the Prepetition Collateral, including without limitation, the Additional Mortgages. The Committee is not in a position at this time to make a determination as to the validity of such liens and reserves all rights with respect thereto. To the extent the Committee discovers that certain of the liens on the Prepetition Collateral were not properly perfected or are otherwise invalid, the Committee may take certain actions to seek a determination by the Bankruptcy Court that the relevant Prepetition Collateral is unencumbered and, the value attributable to such property made available for distribution to unsecured creditors.

E.	Litigation Matters

1.	Shareholder Action

The Shareholder Action is a putative class action pending in the United States District Court for the Western District of Oklahoma (the “Oklahoma District Court”), brought on behalf of purchasers of the common stock of Debtor SandRidge between February 24, 2011 and November 8, 2012, seeking remedies under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

In the Second Consolidated Amended Complaint for Violations of Federal Securities Laws (the “Shareholder Complaint”) filed in the Shareholder Action on October 23, 2015, the lead plaintiffs in the Shareholder Action (the “Shareholder Lead Plaintiffs”) allege, for themselves and on behalf of the class, that (among other things), SandRidge and three of its current or former officers and directors (collectively with SandRidge, the “Shareholder Action Defendants”) made material misstatements and omitted material information with respect to a development known as the “Mississippian play.” Specifically, the Shareholder Complaint alleges that the Shareholder Action Defendants overstated the amount of oil being produced in the Mississippian play for a typical horizontal Mississippian well, the amount of oil being produced relative to gas, and the economics for horizontal Mississippian wells, and misrepresented the geology of SandRidge’s leasehold across the Mississippian. The Shareholder Complaint further alleges that SandRidge’s founder and former chief executive officer, Defendant Tom Ward, through various affiliated entities, engaged in front-running: acquiring massive amounts of land and mineral rights throughout the Mississippian just prior to SandRidge’s acquisition of neighboring properties, thereby benefiting from SandRidge’s subsequent development activities through appreciation in value and royalty interests.

The Shareholder Action Defendants dispute the material allegations in the Shareholder Complaint and have filed motions to dismiss the Shareholder Complaint. The Shareholder Action Defendants’ motions to dismiss the Shareholder Complaint were fully briefed on April 25, 2016.

On the Petition Date, the Oklahoma District Court directed Shareholder Lead Plaintiffs and the Shareholder Action Defendants to notify the Oklahoma District Court in writing of the effect, if any, of the Debtors’ bankruptcy filing on the Shareholder Action. On May 23, 2016, Shareholder Lead Plaintiffs and the Shareholder Action Defendants filed responses to the Oklahoma District Court’s order. In their response, Shareholder Lead Plaintiffs advised the Oklahoma District Court, consistent with applicable law and in light of the fact that the Debtors had not sought an order extending the automatic stay or enjoining the continued prosecution of the Shareholder Action against the non-Debtor Shareholder Action Defendants, that the Debtors’ bankruptcy filing should not impact the Shareholder Action with respect to the non-Debtor Shareholder Action Defendants. In their responses, the non-Debtor Shareholder Action Defendants argued that the Oklahoma District Court should administratively close the Shareholder Action in its entirety pending the resolution of the Chapter 11 Cases.

On May 24, 2016, the Oklahoma District Court entered an order staying the Shareholder Action, deeming the Shareholder Action administratively terminated, and directing the parties to advise the Oklahoma District Court in writing when the automatic stay is no longer in effect, so that the Shareholder Action may be reopened.

2.	ERISA Action

The ERISA Action is a consolidated putative class action pending in the Oklahoma District Court against the following parties (collectively, the “ERISA Defendants”): (a) SandRidge, (b) certain current or former officers directors of SandRidge that served as fiduciaries in connection with SandRidge’s 401(k) plan (the “401(k) Plan”), and (c) Reliance Trust Company.

On November 24, 2015, the lead plaintiffs in the ERISA Action filed the consolidated class action complaint (the “ERISA Complaint”), which alleges that the ERISA Defendants failed, as fiduciaries of the 401(k) Plan, to protect the interests of the participants and beneficiaries of the 401(k) Plan, in violation of the ERISA Defendants’ legal obligations under the Employee Retirement Income Security Act of 1974 (“ERISA”). The ERISA Complaint alleges that the Defendants acted imprudently and breached their fiduciary duties to the 401(k) Plan participants and beneficiaries by retaining the common stock of SandRidge as an investment option under the 401(k) Plan by permitting 401(k) Plan assets to be invested in SandRidge common stock during the period from

August 2, 2012 to present even after the ERISA Defendants knew or should have known, based on publicly available information, that SandRidge was in poor financial condition and that SandRidge common stock was artificially inflated because, among other things, SandRidge materially overstated the amount of oil being produced and the ratio of oil to natural gas in one of its core holdings. The ERISA Defendants dispute all of the material allegations underlying the ERISA Action.

On June 7, 2016 the Oklahoma District Court entered an order staying the ERISA Action as a result of the Debtors’ bankruptcy filing and administratively closed the case.

3.	Royalty Trust Action

The Royalty Trust Action is a federal securities class action pending in the Oklahoma District Court against the following parties (collectively, the “Royalty Trust Defendants”): (i) SandRidge, (ii) the Mississippian Trust I and the Mississippian Trust II (collectively, the “Miss Trusts”), (iii) certain of SandRidge’s current and former officers and directors, (iv) certain of the Miss Trusts’ alleged current and former officers and directors, and (v) certain underwriters of the Miss Trusts’ initial public offerings (the “Royalty Trust IPOs”). All of the Royalty Trust Defendants, other than SandRidge, are not Debtors in the Chapter 11 Cases.

The Debtors dispute that any of SandRidge’s current or former officers or directors were officers or directors of the Miss Trusts.

The Royalty Trust Action was commenced on June 9, 2015, by the Duane & Virginia Lanier Trust against the Royalty Trust Defendants on behalf of an alleged class (“Royalty Trust Class”) consisting of all persons other than the Royalty Trust Defendants who purchased or otherwise acquired common units of (i) Mississippian Trust I pursuant or traceable to its IPO, and/or at other times during the time period between April 7, 2011 and November 8, 2012, both dates inclusive (the “Class Period”); and/or (ii) Mississippian Trust II pursuant or traceable to its IPO, and/or at other times during the Class Period, and seeks damages and other relief on account of alleged violations by the Royalty Trust Defendants of the federal securities laws (i.e., the Securities Act of 1933 and the Securities Exchange Act of 1934).

The Royalty Trust Defendants dispute all of the material allegations underlying the Royalty Trust Action.

On March 16, 2016, the Oklahoma District Court entered an order appointing the Duane & Virginia Lanier Trust, Ivan Nibur, Lawrence Ross, Jason Luna, and Matthew Willenbucher (collectively, the “Royalty Trust Lead Plaintiffs”) as lead plaintiffs in the Royalty Trust Action to represent the Royalty Trust Class.

On May 18, 2016, SandRidge filed a notice of bankruptcy in the Royalty Trust Action. On May 20, 2016, in response to SandRidge’s bankruptcy filing, the Oklahoma District Court entered an order in the Royalty Trust Action administratively terminating the Royalty Trust Action, without prejudice to the rights of the parties to reopen the proceeding for good cause shown, for the entry of any stipulation or order, or for any other purpose required to obtain a final determination of the litigation, within 30 days after the termination of the Chapter 11 Cases. The order further provides that the administrative termination of the Royalty Trust Action shall in no way affect any applicable statute of limitations, provided that the Royalty Trust Action was originally filed within the proper time.

On July 7, 2016, the Royalty Trust Lead Plaintiffs filed an objection to the Disclosure Statement. [Docket No. 477].

4.	Derivative Litigation

On April 10, 2013, the Oklahoma District Court consolidated five putative shareholder derivative actions (the “Derivative Litigation”) under the caption In re SandRidge Energy, Inc. Shareholder Derivative Litigation, Case No. CIV-13-0102-W. The Plaintiffs in the Derivative Litigation asserted a variety of claims derivatively on behalf of SandRidge, including claims against certain individual defendants who are current or former officers or directors of the Debtor and claims against certain other parties.

On October 7, 2015, the Plaintiffs, a special litigation committee of SandRidge, and the individual defendants executed a stipulation of settlement (the “Derivative Litigation Stipulation”), which resulted in a partial settlement of the litigation by settling all claims against the individual defendants, subject to certain terms and conditions, including the approval of the Oklahoma District Court. Under the terms of the proposed partial settlement, SandRidge would implement or agree to maintain certain corporate governance reforms, and the insurers for the individual defendants would pay $38 million to an escrow fund, which would be used to pay certain fees and expenses arising from the Derivative Litigation and pending securities litigation and, to the extent funds remain after paying such expenses, would be paid to SandRidge without any further restrictions on SandRidge’s use of such funds (the “Derivative Litigation Escrow”). The proposed partial settlement expressly provides, among other terms, that the settling defendants deny all allegations of wrongdoing and are entering into the settlement solely to avoid the costs, disruption, uncertainty, and risk of further litigation. The proposed partial settlement would not settle any of the derivative plaintiffs’ claims against certain non-settling parties.

On October 9, 2015, the Oklahoma District Court issued an order granting preliminary approval of the partial settlement and establishing procedures for notice to shareholders and consideration of any shareholder objections to the partial settlement. The Oklahoma District Court set a hearing for final approval of the partial settlement on December 18, 2015.

On December 22, 2015, a final judgment approving the partial settlement was entered by the Oklahoma District Court, which overruled the one objection filed. All payments called for in the Derivative Litigation Stipulation were made in accordance with its terms. A notice of appeal by the one objecting shareholder was filed on January 12, 2016 (the “Derivative Litigation Appeal”). Appellant’s brief was filed but prior to the date Appellee’s brief was due, the Debtors filed the Chapter 11 Cases. By virtue of the claims asserted in the Derivative Litigation being property of the Debtor’s estate, the appeal was stayed pursuant to 11 U.S.C. §362(a).

By virtue of the releases by the Debtors pursuant to Article VIII.E of the Plan and described in Section III.H of the Disclosure Statement, the Debtors maintain that the Derivative Litigation Appeal will be subject to dismissal upon the Effective Date of the Plan.

5.	Wesley West Minerals

On April 5, 2011, Wesley West Minerals, Ltd. and Longfellow Ranch Partners, LP (the “Wesley West Action Plaintiffs”) filed suit (the “Wesley West Action”) against SandRidge and SandRidge Exploration and Production, LLC (collectively, the “Wesley West Action Debtor Defendants”) in the 83rd District Court of Pecos County, Texas (the “Pecos County Court”). The Wesley West Action Plaintiffs, who have leased mineral rights to the Wesley West Action Debtor Defendants in Pecos County, allege that the Wesley West Action Debtor Defendants have not properly paid royalties on all volumes of natural gas and CO2 produced from the acreage leased from the Wesley West Action Plaintiffs. The Wesley West Action Plaintiffs also allege that the Wesley West Action Debtor Defendants have inappropriately failed to pay royalties on CO2 produced from the Wesley West Action Plaintiffs’ acreage that results from the treatment of natural gas at the Century Plant. The Wesley West Action Plaintiffs seek approximately $45.5 million in actual damages for the period of time between January 2004 and December 2011, punitive damages and a declaration that the Wesley West Action Debtor Defendants must pay royalties on CO2 produced from the Wesley West Action Plaintiffs’ acreage that results from treatment of natural gas at the Century Plant. The Commissioner of the General Land Office of the State of Texas (“GLO”) is named as an additional defendant in the lawsuit as some of the affected oil and natural gas leases described in the Wesley West Action Plaintiffs’ allegations cover mineral classified lands in which the GLO is entitled to one-half of the royalties attributable to such leases. The GLO has filed a cross-claim against the Wesley West Action Debtor Defendants asserting the same claims as the Wesley West Action Plaintiffs with respect to the leases covering mineral classified lands and seeking approximately $13.0 million in actual damages, inclusive of penalties and interest.

On February 5, 2013, the Debtors received a favorable summary judgment ruling that effectively removes a majority of the Wesley West Action Plaintiffs’ and GLO’s claims. On April 29, 2013, the Pecos County Court entered an order allowing for an interlocutory appeal of its summary judgment ruling.

The Wesley West Action Plaintiffs appealed the rulings to the Texas Court of Appeals in El Paso. On November 19, 2014, that court issued its opinion, which affirmed the Pecos County Court’s summary judgment rulings in part, but reversing them in part. The Texas Court of Appeals affirmed the summary judgment rulings in the Wesley West Action Debtor Defendants’ favor against the GLO. The Texas Court of Appeals also affirmed the summary judgment rulings in the Wesley West Action Debtor Defendants’ favor against Wesley West Minerals, Ltd., on the largest oil and gas lease involved in the case, which accounted for much of the total damages the Wesley West Plaintiffs are claiming. The Texas Court of Appeals reversed certain rulings on other leases, thus deciding those matters for the Wesley West Action Plaintiffs. The parties have petitioned the Supreme Court of Texas for review of the Court of Appeals’ decision. The Wesley West Action Debtor Defendants dispute all of the material allegations underlying the Wesley West Action.

The Wesley West Action was stayed as a result the filing of these chapter 11 cases.

6.	FLSA Actions

Peck Action

On November 18, 2015, Mickey Peck, on behalf of himself and others similarly situated (collectively, the “Peck Plaintiffs”), filed a First Amended Collective Action Complaint in the Oklahoma District Court against Debtors SandRidge and SandRidge Operating Company for violations of the Fair Labor Standards Act (the “Peck Action”). The Peck Plaintiffs allege that SandRidge improperly classified certain of its consultants as independent contractors rather than as employees and, therefore, improperly paid such consultants a day rate without paying any overtime compensation.

On January 14, 2016, the Oklahoma District Court entered an order conditionally certifying the class and providing for notice. SandRidge and SandRidge Operating Company dispute all of the material allegations underlying the Peck Action.

The Peck Action was stayed as a result of the filing of these chapter 11 cases.

Hart Action

On July 15, 2013, James Hart and 15 other named plaintiffs (collectively, the “Hart Plaintiffs”) filed an Amended Complaint in the United States District Court for the District of Kansas (the “Kansas District Court”) in an action undertaken individually and on behalf of others similarly situated (the “Hart Action”) against Debtors SandRidge, SandRidge Operating Company, SandRidge Exploration and Production, LLC, SandRidge Midstream, Inc., and Lariat Services, Inc. (together, collectively, the “Hart Action Defendants”). In their Amended Complaint, the Hart Plaintiffs allege that the Hart Action Defendants failed to properly calculate overtime pay for the Hart Plaintiffs and for other similarly situated current and former employees. The Hart Plaintiffs further allege that the Hart Action Defendants required the Hart Plaintiffs and other similarly situated current and former employees to engage in work-related activities without pay. The Hart Plaintiffs assert claims against the Hart Action Defendants for (i) violations of the Fair Labor Standards Act, (ii) violations of the Kansas Wage Payment Act, (iii) breach of contract, and (iv) fraud, and seek to recover unpaid wages and overtime pay, liquidated damages, statutory penalties, economic damages, compensatory and punitive damages, attorneys’ fees and costs, and both pre- and post-judgment interest.

On October 3, 2013, the Hart Plaintiffs filed a Motion for Conditional Collective Action Certification and for Judicial Notice to the Class and a Motion to Toll the Statute of Limitations. On October 11, 2013, the Hart Action Defendants filed a Motion to Dismiss and a Motion to Transfer Venue to the Oklahoma District Court. On February 25, 2014 the Kansas District Court granted the Hart Action Defendants’ Motion to Transfer Venue to the Oklahoma District Court.

On April 2, 2014, the Oklahoma District Court granted the Hart Action Defendants’ Motion to Dismiss and granted the Hart Plaintiffs leave to file an amended complaint by April 16, 2014, which they did on such date. On July 1, 2014, the court granted the Hart Plaintiffs’ Motion for Conditional Collective Action Certification and for Judicial Notice to the Class, and denied the Hart Plaintiffs’ Motion to Toll the Statute of Limitations.

On May 27, 2015, the parties reached an agreement in principle to settle this lawsuit. Pursuant to such agreement, SandRidge will establish a settlement fund from which to pay participating Hart Plaintiffs’ claims as well as the Hart Plaintiffs’ attorneys’ fees. The proposed settlement agreement is subject to final negotiations between the parties and court approval. During the year ended December 31, 2015, SandRidge established a $5.1 million reserve for this lawsuit. The Hart Action Defendants dispute all of the material allegations underlying the Hart Action.

The Hart Action was stayed by the filing of these chapter 11 cases.

7.	Seismicity Litigation

Griggs Action

On January 12, 2016, Lisa Griggs and April Marler, on behalf of themselves and all other similarly situated (collectively, the “Griggs Plaintiffs”), filed a putative class action petition (the “Griggs Action”) in the District Court of Logan County, Oklahoma (the “Logan County Court”), against Debtor SandRidge Exploration and Production, LLC, and certain other oil and gas exploration companies (collectively, the “Griggs Action Defendants”). In their petition, the Griggs Plaintiffs assert various tort claims based upon purported damage and loss resulting from earthquakes allegedly caused by the Griggs Action Defendants’ operations of wastewater disposal wells. The Griggs Plaintiffs seek to certify a class of “all residents of Oklahoma owning real property from 2011 through the time the Class is certified.”

On February 16, 2016, the Griggs Action Defendants filed a Notice of Removal of the lawsuit to the Oklahoma District Court. On April 8, 2016, the Griggs Plaintiffs filed a Motion to Remand the action back to the Logan County Court. On June 30, 2016, the Oklahoma District Court denied the Griggs Plaintiffs’ Motion to Remand. The Griggs Action Defendants dispute all of the material allegations underlying the Griggs Action.

The Griggs Action was stayed as to Debtor SandRidge Exploration and Production, LLC, as a result of the filing of these chapter 11 cases.

Lene Action

On February 12, 2016, Brenda Lene and Jon Darryn Lene (collectively, the “Lene Plaintiffs”) filed a petition (the “Lene Action”) in the Logan County Court, against Debtor SandRidge Exploration and Production, LLC, and certain other oil and gas exploration companies (collectively, the “Lene Action Defendants”). In their petition, the Lene Plaintiffs assert various tort claims based on their allegations that their home suffered damages due to earthquakes allegedly caused by the Lene Action Defendants’ operations of wastewater disposal wells. The Lene Action Defendants dispute all of the material allegations underlying the Lene Action.

The Lene Action was stayed as to Debtor SandRidge Exploration and Production, LLC, as a result of the filing of these chapter 11 cases.

Sierra Club

On April 11, 2016, Public Justice, on behalf of the Sierra Club (the “Sierra Club Plaintiff”), filed a civil action (the “Sierra Club Action”) against Debtor SandRidge Exploration and Production, LLC, among other defendants (the “Sierra Club Action Defendants”), in the Oklahoma District Court. The Sierra Club Plaintiff seeks declaratory and injunctive relief under the citizen suit provision of the Resource Conservation and Recovery Act (“RCRA”) to enforce alleged violations of RCRA relating to earthquakes allegedly induced by the Sierra Club Action Defendants’ injection and disposal into the ground of oil and gas production wastes. The Sierra Club Plaintiff seeks an order preliminarily and permanently enjoining the Sierra Club Action Defendants by ordering them to (i) substantially reduce the amounts of production wastes being injected into the ground, (ii) reinforce vulnerable structures that current forecasts show could be impacted by large magnitude earthquakes, and (iii) establishing an independent earthquake monitoring center. The Sierra Club Action Defendants dispute all of the material allegations underlying the Sierra Club Action.

The Sierra Club Action was stayed as to Debtor SandRidge Exploration and Production, LLC, as a result of the filing of these chapter 11 cases.

8.	Antitrust Litigation

DOJ Investigation

On December 18, 2013, SandRidge received a subpoena duces tecum from the U.S. Department of Justice in connection with an ongoing investigation of possible violations of antitrust laws in connection with the purchase or lease of land, oil or natural gas rights. The transactions that have been the subject of the inquiry date from 2012 and prior years. On April 7, 2015, the U.S. Department of Justice notified SandRidge that it was a target of a grand jury investigation in the Oklahoma District Court concerning violations of federal antitrust law. On April 14, 2016, the U.S. Department of Justice notified SandRidge that it is no longer a subject or target of this grand jury investigation.

Anadarko Basin Antitrust Litigation

In re Anadarko Basin Oil and Gas Lease Antitrust Litigation (the “Federal Antitrust Litigation”), is an antitrust suit pending against SandRidge, former SandRidge CEO Tom L. Ward, and other defendants (collectively, the “Federal Antitrust Defendants”) alleging violations under the Sherman Antitrust Act and the Oklahoma Antitrust Reform Act. The plaintiffs in the Federal Antitrust Litigation (the “Federal Antitrust Plaintiffs”) allege that the Federal Antitrust Defendants conspired to rig bids and otherwise depress the amounts they paid to property owners for the acquisition of oil and gas leasehold interests and producing properties located in certain areas of Oklahoma, Texas, Colorado, and Kansas in violation of Sections 1 and 3 of the Sherman Antitrust Act. The Federal Antitrust Defendants dispute all of the material allegations underlying the Federal Antitrust Litigation.

The Federal Antitrust Litigation was stayed as a result of the filing of these chapter 11 cases.

Koppitz Action

On March 29, 2016, Harold Koppitz, on behalf of himself and all others similarly situated (the “Koppitz Plaintiff”), filed a putative class action petition (the “Koppitz Action”) in the District Court of Woods County, Oklahoma, against SandRidge and SandRidge’s former CEO, Tom L. Ward, among other defendants (the “Koppitz Action Defendants”). The Koppitz Plaintiff alleges that, commencing on or around February 1, 2007, and continuing until at least March 31, 2012, the Koppitz Action Defendants conspired to rig bids and depress the market for purchases of oil and natural gas leasehold interests located within the State of Oklahoma in violation of the Oklahoma Antitrust Reform Act. The Koppitz Plaintiff seeks to certify two separate and distinct classes of members.

On April 26, 2016, the Koppitz Action Defendants filed a Notice of Removal of the lawsuit to the Oklahoma District Court. On that same date, the Koppitz Plaintiff voluntarily dismissed his petition. On April 29, 2016, the Koppitz Plaintiff filed a new petition in the District Court of Woods County, Oklahoma, against the Koppitz Action Defendants, in which the Koppitz Plaintiff makes allegations substantially similar to the allegations contained in his original petition.

The Koppitz Action was stayed as to SandRidge as a result of the filing of these chapter 11 cases.

Mallory Action

On April 13, 2016, Wesley and Towanda Mallory, on behalf of themselves and all others similarly situated (collectively, the “Mallory Plaintiffs”), filed a putative class action petition (the “Mallory Action”) in the District Court of Stephens County, Oklahoma, against SandRidge and SandRidge’s former CEO, Tom L. Ward, among other defendants (collectively, the “Mallory Action Defendants”). Plaintiffs allege that, commencing on or around December 27, 2007, and continuing until at least April 1, 2013 (the “Mallory Class Period”), the Mallory Action Defendants conspired to rig bids and depress prices for oil and natural gas leasehold and working interests and producing properties within the State of Oklahoma in violation of the Oklahoma Antitrust Reform Act. The Mallory Plaintiffs seek to certify a class of “[a]ll Oklahoma citizens and entities that, during the Mallory Class Period, provided or sold to one of more of the Defendants (a) oil and gas leasehold interests on their property and/or (b) the producing properties or interests relating to land located in the Anadarko Basin Region, in exchange for lease payments, including but not limited to lease bonuses. The Mallory Action Defendants dispute all of the material allegations underlying the Mallory Action.

On May 26, 2016, the Mallory Plaintiffs voluntarily dismissed, without prejudice, SandRidge as a defendant. The Mallory Action was subsequently stayed as a result of the filing of these chapter 11 cases.

9.	SEC Litigation

On February 4, 2015, the staff of the SEC Enforcement Division in Washington, D.C., notified SandRidge that it had commenced an informal inquiry concerning SandRidge’s accounting for, and disclosure of, its carbon dioxide delivery shortfall penalties under the terms of the Gas Treating and CO2 Delivery Agreement, dated June 29, 2008, between SandRidge Exploration and Production, LLC, and Oxy USA Inc.

Additionally, SandRidge received a letter from an attorney for a former employee at SandRidge (the “Former Employee”). In the letter, the attorney alleged, among other things, that the Former Employee had been terminated because he had objected to the levels of oil and gas reserves disclosed by SandRidge in its public filings. Over 85% of such reserves were calculated by an independent petroleum engineering firm. The Audit Committee of SandRidge’s Board of Directors (the “Audit Committee”) has retained an independent law firm to review the Former Employee’s allegations and the circumstances of the Former Employee’s termination. In addition, SandRidge reported the Former Employee’s allegations to the SEC staff, which thereafter issued two subpoenas to SandRidge relating to the Former Employee’s allegations. Counsel for the Audit Committee is responding to both of these subpoenas.

During the course of the above inquiries, the SEC issued a subpoena to SandRidge seeking documents relating to employment-related agreements between SandRidge and certain employees. SandRidge is cooperating with this inquiry and, after discussion with staff, SandRidge sent corrective letters to certain current and former employees who had entered into agreements containing language that may have been inconsistent with SEC rules prohibiting a company from impeding an individual from communicating directly with the SEC about possible securities law violations. SandRidge also updated its Code of Conduct and other relevant policies.

SandRidge continues to cooperate with the above inquiries. On June 16, 2016, the SEC filed a proof of claim in the amount of $1.2 million in respect of penalties with respect to the foregoing subpoenas and investigation.

10.	Other Litigation

In addition to the litigation matters described in this Disclosure Statement, the Debtors are involved in other litigation, including certain quiet title actions and other oil and gas litigation. This litigation was stayed upon the filing of these chapter 11 cases.

11.	Fort Stockton Independent School District

The Fort Stockton Independent School District (“FSISD”), a taxing unit in Pecos County, Texas, has disputed the Debtors’ valuation of its reported assets in Pecos County. FSISD has made the following assertions, among others, each of which the Debtors dispute as to the material allegations:

•	FSISD is evaluating its options for contesting prior valuations, appraisals, renditions, and/or assessments associated with the Debtors’ property tax liabilities allegedly owed to FSISD over several years;

•	the Debtors’ valuations of assets in Pecos County and related property tax liability to FSISD have been substantially undervalued when compared to values allegedly provided by Debtors in information and reports to the Energy Information Administration and the Securities and Exchange Commission;

•	such undervaluations may include, but are not limited to, omissions of taxable property;

•	as a result of these alleged omissions and undervaluations, FSISD is owed substantial sums by Debtors; and

•	the foregoing undervaluations may have occurred as early as tax-year 2003 and appear to be consistently undervalued for nearly every year since then.

The Debtors dispute all of FSISD’s material allegations, including that any undervaluation of the Debtors’ assets have occurred. Moreover, the Debtors maintain that FSISD is not authorized to conduct tax appraisals in Pecos County. The Pecos County Appraisal District filed a pleading in the Chapter 11 Cases which states, among other things, that “the period for filing a taxing unit challenge for any year covered by the subpoena duces tecum has run; therefore, FSISD has no chance of relief under the Property Tax Code and has no relief under 11 U.S.C. § 505.

On January 21, 2016, the Debtors entered into a settlement agreement with Oxy USA Inc. (“Oxy”), a subsidiary of Occidental Petroleum Corporation, with respect to certain disputes arising out of a 30-year agreement for the removal and delivery of CO2 from natural gas volumes produced by the Debtors in the Piñon field in West Texas. Under the terms of the January 21, 2016 settlement, the Debtors transferred substantially all of their exploration and production and midstream assets in the Piñon field to Oxy (the “Oxy Assets”) along with $11 million cash. In exchange, Oxy released the Debtors from all past, current, and future claims and obligations related to the gas treating agreement and the parties agreed to dismiss related litigation.

FSISD alleges that the conveyance of the Oxy Assets by the Debtors to Oxy was not executed until April 8, 2016 and not recorded in the Pecos County records until after the Petition Date, on May 25, 2016. Contrary to FSISD’s assertions, Debtors allege that the conveyance of each of the Oxy Assets by the Debtors to Oxy was executed on January 21, 2016 and recorded as a real property transfer in Pecos County by January 25, 2016. A previous transfer of a subset of the Oxy Assets by an unrelated third party to the Debtors was not recorded until February of 2016. This subset of the Oxy Assets had already been properly transferred by the Debtors to Oxy and recorded by January 25, 2016 in Pecos County. Solely as a component of routine procedures to file such a document, this subset of the Oxy Assets was listed in a “mirror conveyance” executed on April 8, 2016, from the Debtors to Oxy, which Oxy recorded again in Pecos County on May 25, 2016. The Debtors no longer owned these assets at the time of the mirror conveyance or the recordation of the mirror conveyance and, therefore, the chain of title had been properly established, and Oxy’s interest in all of the Oxy Assets was superior to a bona fide purchaser of real property or a judgment lien creditor, irrespective of the mirror conveyance or recordation of the mirror conveyance. FSISD disputes the Debtors’ allegations.

FSISD also alleges that the Debtors failed to include in their schedules of assets and liabilities filed with the Bankruptcy Court certain real and personal property transferred to the Debtors by U.S. Drilling Capital Management, LLC, Patriot Exploration, LLC, Jonathan Feldman, Redwing Drilling Partners, Maple Leaf Drilling Partners, Avalanche Drilling Partners, Penguin Drilling Partners, Gramax Insurance Company, Ltd., and Longfellow Exploration Partners, Limited between July 28, 2015 and September 30, 2015. Contrary to FSISD’s assertions, these assets were included in the conveyance of the Oxy Assets executed on January 21, 2016 and recorded in the proper jurisdiction by January 25, 2016. The Debtors no longer own these assets.

VIII.	EVENTS LEADING TO THE CHAPTER 11 FILINGS

A.	Commodity Price Decline

SandRidge’s difficulties are consistent with those faced industry-wide. E&P companies and others have been challenged by low natural gas prices for years. Natural gas prices continue to hover at historically low levels from a high of approximately $12.00 MMBtu in April 2008 to near $1.99 per MMBtu in April 2016. More recently, the price of crude oil has undergone a similarly steep decline: the price of West Texas intermediate crude oil was approximately $45 per barrel as of the Petition Date and dropped as low as $26 in January 2016, down from prices of well above $90 per barrel, as recently as July 2014.

These market conditions have affected oil and gas companies at every level of the industry around the world. All companies in the oil and gas industry (not just E&P companies) have felt these effects. Independent E&P companies have been especially hard-hit, as their revenues are generated from the sale of unrefined oil and gas. Dozens of oil and gas companies have filed for chapter 11 in 2015 and 2016.

Despite these commodity price declines, SandRidge believes they have ample liquidity both to fund their chapter 11 cases and their post-emergence business plan. SandRidge achieved this result through key operational and financial responses to the deteriorating market, as well as a proactive approach to addressing leverage concerns. Specifically, SandRidge determined that proactively pursuing a comprehensive balance sheet restructuring was preferable to a more passive approach, which could ultimately have led to a less organized or less consensual chapter 11 filing at a later date, with less liquidity.

B.	Operational Responses

In response to the oil and gas crisis, SandRidge implemented operational initiatives to reduce costs and increase efficiencies. This included an overall management strategy focused on increasing asset value through innovation and cost reduction, as opposed to a focus on top-line growth. To implement this strategy, SandRidge enforced strict capital discipline, targeting a specified minimum internal rate of return on all projects. SandRidge continues to focus on further reducing costs in the Mississippian while becoming a cost leader in the Niobrara.

In particular, throughout 2015, SandRidge reduced rig counts to focus on high-return areas and well cost reductions. During the period from 2014 to current, SandRidge reduced activity from a peak of 35 rigs to two rigs in order to allocate capital to the highest return areas and preserve liquidity. In 2015, drilling and completion costs in the Mississippian were substantially reduced through efficiency gains, service cost savings, and expansion of SandRidge’s advanced multilateral drilling program. SandRidge has identified and is executing on opportunities to realize additional operational savings in 2016. Leading up to the Petition Date, SandRidge has also reduced general and administrative expenses, including significant reductions in force.

C.	Financial Responses and Restructuring Negotiations

The Debtors have also undertaken efforts to increase liquidity and strengthen their balance sheet. In May 2015, SandRidge entered into an exchange agreement under which SandRidge issued shares of its Common Stock in exchange for an aggregate $50 million in principal amount of Unsecured Senior Notes. This set the stage for a program to repurchase Unsecured Senior Notes and, in particular, exchange Unsecured Senior Notes for Unsecured Convertible Notes. Under this program, SandRidge repurchased an aggregate approximately $350 million in principal amount of Unsecured Senior Notes for approximately $124.5 million, substantially reducing leverage. SandRidge also exchanged approximately $575 million in principal amount of Unsecured Senior Notes for an equal principal amount of Unsecured Convertible Notes, approximately $487 million in principal amount of which have subsequently converted to Common Stock, further reducing leverage.

During this period of reduced commodity prices, the Debtors took various steps to address their liquidity. This included the private offering of their $1.25 billion of Second Lien Notes and a substantially new First Lien Credit Facility with improved covenants and access to liquidity. Proceeds of the Second Lien Notes offering were used to fully repay amounts then outstanding under the First Lien Credit Facility with the remainder available for general corporate purposes.

In addition to addressing liquidity, the Debtors also undertook efforts to deleverage their balance sheet. In May 2015, the Debtors entered into an exchange agreement under which the Debtors issued shares of their Common Stock in exchange for an aggregate $50 million in principal amount of Unsecured Senior Notes. This set the stage for a program to repurchase Unsecured Senior Notes and, in particular, exchange Unsecured Senior Notes for Unsecured Convertible Notes. Under this program, the Debtors repurchased an aggregate approximately $350 million in principal amount of Unsecured Senior Notes for approximately $124.5 million, substantially reducing leverage. The Debtors also exchanged approximately $575 million in principal amount of Unsecured Senior Notes for an equal principal amount of Unsecured Convertible Notes, approximately $487 million in principal amount of which have subsequently converted to Common Stock, further reducing leverage. Since 2015, the Debtors reduced unsecured indebtedness by approximately $887 million through innovative deleveraging transactions.

The Debtors took aggressive and proactive steps—from significant cost-cutting measures and performance improvement initiatives—to address these challenges. In addition, in December 2015, the Debtors hired restructuring professionals, including Kirkland & Ellis LLP and Houlihan Lokey Capital, Inc., to begin exploring restructuring alternatives. In April 2016, the Debtors also retained Alvarez & Marsal North America, LLC as restructuring advisor to assist them with operating during the bankruptcy.

With the help of their advisors, the Debtors began working in earnest to consider restructuring alternatives and ensure that their businesses were best positioned to compete in the exploration and production industry going forward. To achieve an orderly restructuring and maximize the value of the Debtors’ businesses, a series of steps were undertaken in a coordinated manner leading up to the filing of the Chapter 11 Cases.

1.	January Revolver Draw

At the outset of 2016, the First Lien Credit Facility was undrawn with approximately $489 million of availability, net of approximately $11 million in outstanding letters of credit. To ensure full access to this liquidity, the Debtors borrowed the full availability, which funded on January 22, 2016. Access to this cash has proved critical both in restructuring negotiations and as a source of cash to fund the Debtors’ ongoing restructuring efforts and going forward operations. Indeed, the First Lien Credit Facility is the Debtors’ least expensive source of liquidity to fund the Debtors’ business during and after a restructuring.

On March 11, 2016 the administrative agent of the First Lien Credit Facility notified SandRidge that the lenders had elected to reduce the borrowing base to $340 million pursuant to a special redetermination. In response to this redetermination, the Debtors elected an option under the First Lien Credit Agreement to encumber additional oil and gas properties. Moreover, on March 30, 2016, SandRidge filed its annual report on Form 10-K, which included a going-concern qualification from its auditor, triggering a default under the First Lien Credit Facility. This event of default was subject to a grace period that was conditionally waived through the Petition Date in connection with execution of the Restructuring Support Agreement.

2.	Discussions with Creditors

Beginning in 2016, the Debtors organized and commenced comprehensive restructuring negotiations with creditors, including the agent and lenders under the First Lien Credit Facility, an ad hoc group of holders of Second Lien Notes, and an ad hoc group of holders of Unsecured Senior Notes. Substantive discussions began in January 2016 after the Debtors drew on the First Lien Credit Facility. On January 25, 2016, the agent under the First Lien Credit Facility accelerated these discussions when it issued a notice to the Debtors of a special borrowing base redetermination. Discussions with the First Lien Credit Facility group focused on the amount of a cash repayment, both before and after a restructuring, the terms of a replacement exit facility, and the terms of consensual use of cash collateral and adequate protection. Around the same time, the Debtors initiated discussions with the advisors to the Second Lien Notes group, which accelerated after principals executed nondisclosure agreements. Soon thereafter, the Debtors began a similar process with the Unsecured Senior Notes group to develop a consensual solution. Discussions with these two groups focused around the full equitization of the Second Lien Notes, the allocation of new common stock between the two tranches of debt, other potential forms of consideration in a restructuring, the need to preserve existing liquidity, and the need to potentially raise additional liquidity for the Debtors upon emergence.

These discussions continued in the weeks that followed, and the parties made progress. On February 12, 2016, to facilitate ongoing negotiations with the lenders under the First Lien Credit Facility around a restructuring exit facility, in the midst of the ongoing borrowing base redetermination and as a condition to meaningful concessions from the Second Lien Notes group—including a commitment to deliver a proposal to the Debtors and the Unsecured Senior Notes group that would equitize all of the Second Lien Notes and would provide significant value for unsecured creditors—the Debtors moved the proceeds of the January draw request to a perfected securities account. These steps served to maximize the Debtors’ ability to achieve a consensual comprehensive restructuring in the weeks that followed.

Nonetheless, on March 11, 2016, after negotiations failed to lead to an immediate resolution, the administrative agent of the First Lien Credit Facility notified the Debtors that the lenders had elected to reduce the borrowing base to $340 million pursuant to a special redetermination. In response to this redetermination, the Debtors elected an option under the First Lien Credit Agreement to encumber additional oil and gas properties.

On March 30, 2016, the Debtors filed their annual report on Form 10-K, which included a going-concern qualification from their auditor, triggering a default under the First Lien Credit Facility. This default was subject to a grace period that was conditionally waived through the Petition Date in connection with the negotiation of and execution of the RSA and the attendant $40 million paydown on the First Lien Credit Agreement.

3.	Restructuring Support Agreement

On May 11, 2016, after months of negotiations, the Debtors entered into the Restructuring Support Agreement with Holders of approximately 98% by principal amount of Claims under the First Lien Credit Agreement, approximately 79% by principal amount of Second Lien Notes, and approximately 55% by principal amount of Unsecured Senior Notes. Upon execution of the Restructuring Support Agreement, the Debtors permanently repaid approximately $40 million in borrowings under the First Lien Credit Agreement. The First Lien Credit Agreement parties provided a waiver of defaults through May 31, 2016.

The Restructuring Support Agreement contemplates the filing of the Plan and this Disclosure Statement, which will implement a massive deleveraging of the Debtors’ balance sheet, equitizing approximately $3.7 billion of a total approximately $4.1 billion of prepetition funded debt.

IX.	PREPETITION TRANSACTIONS

A.	2015 Unsecured Senior Notes Transactions

In 2015, the Debtors engaged in several transactions with respect to the Unsecured Senior Notes. On May 14, 2015, SandRidge entered into an exchange agreement with an existing holder of its 7.5% Unsecured Senior Notes due 2021 (the “Unsecured 2021 Senior Notes”) and 8.125% Unsecured Senior Notes due 2022 (the “Unsecured 2022 Senior Notes”), pursuant to which SandRidge agreed to issue an aggregate of 27.62 million shares of common stock in exchange for an aggregate $50.0 million principal amount of the notes and 365,309 shares of common stock as consideration and payment for accrued interest. The transaction closed on June 15, 2015.

In August 2015, SandRidge repurchased $250 million aggregate principal of its Unsecured Senior Notes comprised of: (a) $29.3 million in 8.75% Unsecured Senior Notes due 2020, (b) $111.6 million in Unsecured 2021 Senior Notes, (c) $26.1 million in Unsecured 2022 Senior Notes, and (d) $83.0 million in 7.5% Unsecured Senior Notes due 2023 (the “Unsecured 2023 Senior Notes”) in exchange for approximately $94.5 million cash.

In conjunction with the repurchase, SandRidge also exchanged $275.0 million aggregate principal amount of its Unsecured Senior Notes comprised of: (a) $15.9 million in Unsecured 2020 Senior Notes, (b) $40.7 million aggregate in Unsecured 2021 Senior Notes, (c) $101.8 million in Unsecured 2022 Senior Notes, and (d) $116.6 million in Unsecured 2023 Senior Notes in exchange for $158.4 million aggregate principal amount of its new 8.125% Unsecured Convertible Notes due 2022 (the “Unsecured 2022 Convertible Notes”) and $116.6 million aggregate principal amount of its new 7.5% Unsecured Convertible Notes due 2023 (the “Unsecured 2023 Convertible Notes”). The transaction closed on August 27, 2015.

On October 8, 2015, SandRidge entered into privately negotiated purchase and exchange agreements under which it agreed to repurchase $100.0 million in aggregate principal amount of Unsecured Senior Notes for $30.0 million cash, and exchange $300.0 million in aggregate principal amount of Unsecured Senior Notes for $269.4 million of its Unsecured 2022 Convertible Notes and $30.6 million of its Unsecured 2023 Convertible Notes. The transaction closed on October 16, 2015.

The Debtors and the Consenting Creditors have analyzed and are not aware of any colorable Avoidance Actions with respect to the foregoing transactions. The Debtors and the Consenting Creditors believe that any such Avoidance Actions would be subject to numerous potential defenses, including the satisfaction of an antecedent debt and other arguments for reasonably equivalent value or the applicability of the safe harbors under chapter 5 of the Bankruptcy Code. Regardless, the Debtors and the Consenting Creditors believe that the Plan and its terms embody a fair and reasonable compromise and settlement of any such Avoidance Actions that is in the best interest of the Estates.

B.	The First Lien Credit Facility Amendment and Second Lien Notes Issuance

In June 2015, the Debtors completed the private issuance and sale of $1.25 billion of Second Lien Notes (the “Second Lien Notes Offering”) and entered into an amended and restated First Lien Credit Agreement, dated June 10, 2015. The proceeds of the Second Lien Notes Offering were used to fully repay certain amounts then outstanding under the First Lien Credit Facility with the remainder available for general corporate purposes. The amendment to the First Lien Credit Agreement provided improved covenants and access to liquidity to the Debtors. On that date, the new borrowing base of $500 million went into effect, down from the original $1 billion.

The Debtors and the Consenting Creditors have analyzed and are not aware of any colorable Avoidance Actions with respect to the foregoing transactions. The Debtors and the Consenting Creditors believe that any such Avoidance Actions would be subject to numerous potential defenses, including the receipt of reasonably equivalent value in the form of substantial cash. Regardless, the Debtors and the Consenting Creditors believe that the Plan and its terms embody a fair and reasonable compromise and settlement of any such Avoidance Actions that is in the best interest of the Estates.

C.	The Oxy Settlement

On January 21, 2016, the Debtors entered into the Oxy Settlement with Oxy with respect to certain disputes arising out of a 30-year contract for the removal and delivery of CO2 from natural gas produced by the Debtors in the Piñon field in West Texas. Under the Oxy Settlement, the Debtors transferred the Oxy Assets to Oxy along with $11 million cash. In exchange, Oxy released the Debtors from all past, current, and future claims and obligations related to the gas treating agreement, which contained minimum CO2 delivery volume commitments until 2041 that Oxy asserted were worth hundreds of millions of dollars, and the parties agreed to dismiss related litigation.

The assets of Debtor Piñon Gathering Company, LLC, which were a prerequisite to initiating meaningful dialogue with Oxy, were included in the consideration conveyed to Oxy. The Debtors had previously acquired the Piñon Gathering Company, LLC, which owned a gas gathering system in the Piñon field, from EIG Global Energy Partners for approximately $48 million in cash and $78 million of the Debtors’ senior secured notes.

The Debtors are not aware of any colorable Avoidance Actions with respect to the foregoing transactions. Regardless, the Debtors reserve all rights with respect thereto.

D.	The Revolver Drawdown and Perfection of Proceeds

On January 22, 2016, the Debtors borrowed the remaining availability under the First Lien Credit Facility, amounting to approximately $489 million (net of approximately $11 million in outstanding letters of credit). The proceeds of the January draw were originally placed in a bank account held by SandRidge Exploration and Production, LLC, over which the prepetition secured lenders did not have a control agreement. Further, on January 25, 2016, the agent under the First Lien Credit Facility issued a notice to the Debtors of a special borrowing base redetermination.

On February 12, 2016, in order to facilitate ongoing negotiations with the lenders under the First Lien Credit Facility around a restructuring exit facility, in the midst of the ongoing borrowing base redetermination and as a condition to meaningful concessions from the Second Lien Notes group, the Debtors moved the proceeds of the January draw to a perfected investment account held by SandRidge Energy, Inc. The meaningful concessions included a written commitment from a representative of the Second Lien Notes group that the group would (a) deliver a restructuring proposal to the Debtors that was likely to be acceptable to the Debtors, it being understood that any proposal acceptable to the Debtors would be required to equitize all of the Second Lien Notes and would provide significant value for unsecured creditors, and (b) waive the argument that the liens in the proceeds of the borrowing would remain perfected if the Debtors moved the proceeds back to an unperfected account upon finding the proposal unreasonable. The Second Lien Notes group thereafter submitted a proposal and later executed the Restructuring Support Agreement, which includes an agreement to equitize all of the Second Lien Notes and to provide significant value to unsecured creditors, subject in each case to satisfaction of certain terms and conditions set forth therein.

The Debtors and the Consenting Creditors have analyzed and are not aware of any colorable Avoidance Actions with respect to the foregoing transactions. The Debtors and the Consenting Creditors believe that any such Avoidance Actions would be subject to numerous potential defenses, including by securing antecedent debt and being in exchange for reasonably equivalent and contemporaneous new value. Regardless, the Debtors and the Consenting Creditors believe that the Plan and its terms embody a fair and reasonable compromise and settlement of any such Avoidance Actions that is in the best interest of the Estates.

E.	Additional Encumbrances

On March 11, 2016, the administrative agent of the First Lien Credit Facility notified the Debtors that the lenders had elected to reduce the Debtors’ borrowing base to $340 million pursuant to a special redetermination, down from $500 million. On May 11, 2016, the Debtors entered into the Restructuring Support Agreement, under which, among other things, the Consenting First Lien Creditors agreed to a new exit facility with an initial $425 million borrowing base, and the Consenting Second Lien Creditors agreed to convert all of their prepetition debt to equity. Thereafter, in response to the redetermination and in connection with the execution of the RSA, the Debtors executed first and second lien mortgages (the “Additional Mortgages”) to secure the First Lien Credit Facility and Second Lien Notes in certain of their previously unencumbered oil and gas properties (the “Additional Properties”). The Additional Properties include, among others, the Debtors’ oil and gas properties in North Park, Colorado.

The Debtors have analyzed and believe there may be potentially colorable Avoidance Actions with respect to the foregoing transactions. The Debtors and the Consenting Creditors believe that any such Avoidance Actions would be subject to potentially valid defenses, including that perfection had occurred as of commencement of the cases, was in exchange for reasonably equivalent value, and did not enable the creditors to receive more in a chapter 7 than they would have had perfection not occurred, and the outcome would be uncertain. Regardless, the Debtors and the Consenting Creditors believe that the Plan and its terms embody a fair and reasonable compromise and settlement of any such Avoidance Actions that is in the best interest of the Estates.

Moreover, the Liquidation Analysis assumes that the perfection of the Additional Mortgages is avoided and that the Additional Properties are liquidated for the benefit of the Estates in a hypothetical chapter 7 liquidation. The Debtors have made this assumption to demonstrate that the Plan satisfies the best interests test with respect to General Unsecured Claims even under favorable assumptions for the Trustee regarding the potential amount of unencumbered assets. This assumption is subject to risk, as explained above. If this assumption were not correct (and the Consenting Creditors believe that such assumption is incorrect), the Liquidation Analysis would reflect a recovery to General Unsecured Claims of 0.03% to 0.05%. The Debtors believe that the economic recoveries under the Plan were negotiated to provide a superior recovery to Holders of General Unsecured Claims than such Holders would receive even if the Additional Mortgages were successfully avoided for the exclusive benefit of Holders of General Unsecured Claims. The Committee is in the process of reviewing the Additional Mortgages, the value of the collateral underlying such mortgages and the value of the Plan distributions. The Debtors and the Committee each reserve all rights with respect to these matters.

F.	Incentive/Retention Payments to Insiders

In the year before the Petition Date, the Debtors made payments under customary retention and incentive compensation programs to their officers, directors, and other employees. Payments made to insiders in the one year before the Petition Date have previously been disclosed in the Debtors’ schedules of assets and liabilities [Docket No. 350]. Specifically, on January 13, 2016, the Debtors paid approximately $8.85 million to insiders under a legacy retention program. On January 19, 2016, the Debtors paid approximately $5.6 million to insiders under a legacy annual incentive program. On March 10, 2016, the Debtors paid approximately $3.6 million to insiders under the current performance incentive program. On May 13, 2016, the Debtors paid approximately $5.2 million to insiders under the same performance incentive program, and approximately $1.2 million as an incentive payment to the chair of the restructuring committee. On September 9, 2015, January 13, 2016 and February 26, 2016, the Debtors paid an aggregate of approximately $64,500 in other incentive payments to insiders. On December 30, 2015, the Debtors paid approximately $136,100 in salary, retention, and relocation payments to insiders. In the year before the Petition Date, the Debtors made approximately $3.4 million in severance payments to insiders.

The Debtors have analyzed and are not aware of any colorable Avoidance Actions with respect to the foregoing transactions. The Debtors believe that any such Avoidance Actions would be subject to numerous potential defenses, including that such payments were made in the ordinary course of business and in exchange for reasonably equivalent value to maximize the value of the estates. Regardless, the Debtors believe that the Plan and its terms embody a fair and reasonable compromise and settlement of any such Avoidance Actions that is in the best interest of the Estates.

G.	Gulf of Mexico Transactions

In April 2012, SandRidge acquired 100% of the equity interests of Dynamic Offshore Resources LLC for approximately $1.2 billion, consideration comprised of approximately $680.0 million in cash and approximately 74 million shares of SandRidge common stock. The acquisition expanded SandRidge’s presence in the Gulf of Mexico, adding oil and natural gas reserves and production to its existing asset base in the region at the time. Dynamic Offshore Resources LLC was formed in 2008 with funding from private equity firm Riverstone Holdings LLC (“Riverstone Holdings”).

On February 25, 2014, SandRidge sold to Fieldwood Energy, LLC, a portfolio company of Riverstone Holdings, certain subsidiaries that owned SandRidge’s Gulf of Mexico and Gulf Coast oil and natural gas properties for approximately $702.6 million, net of working capital adjustments and post-closing adjustments, and the buyer’s assumption of approximately $366.0 million of related asset retirement obligations. As of the Petition Date, Riverstone Holdings held approximately 6% of SandRidge’s common stock, which had previously been disclosed in the Debtor’s voluntary petition [Docket No. 1].

The Debtors have analyzed and are not aware of any colorable Avoidance Actions with respect to the foregoing transactions. Regardless, the Debtors reserve all rights with respect thereto.

H.	Committee View of Prepetition Transactions

As of the date of this Disclosure Statement, the Committee’s investigation with respect to the validity, extent and priority of the prepetition secured creditors’ claims and liens, and the other prepetition transactions described above is ongoing. The Committee’s challenge period pursuant to the Final Order (I) Authorizing Postpetition Use of Cash Collatera, and (II) Granting Adequate Protection to Prepetition Lenders Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, and 507, Bankruptcy Rules 2002, 4001, and 9014, and Local Bankruptcy Rules 4001-1(b) and 4002-1 [Docket No. 464] expires on the earlier of (i) the date of the Committee’s deadline to object to confirmation of the Plan and (ii) August 22, 2016. The Committee is not yet in a position to opine on the propriety of the prepetition transactions, or whether those transactions give rise to any claims or causes of action, whether under chapter 5 of the Bankruptcy Code or otherwise. The Committee reserves all rights with respect to the prepetition transactions described above.

X.	EVENTS OF THE CHAPTER 11 CASES

A.	Corporate Structure upon Emergence

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, on the Effective Date, each Debtor shall continue to exist after the Effective Date as a separate corporation, limited liability company, partnership, or other form of entity, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form of entity, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other analogous formation documents) in effect before the Effective Date, except to the extent such certificate of incorporation and bylaws (or other analogous formation documents) are amended by the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law).

B.	Expected Timetable of the Chapter 11 Cases

The Debtors expect the Chapter 11 Cases to proceed quickly. Should the Debtors’ projected timelines prove accurate, the Debtors could emerge from chapter 11 within 91 days of the Petition Date. No assurances can be made, however, that the Bankruptcy Court will enter various orders on the timetable anticipated by the Debtors.

C.	First Day Relief

On the Petition Date, the Debtors filed several motions (the “First Day Motions”) designed to facilitate the administration of the Chapter 11 Cases and minimize disruption to the Debtors’ operations, by, among other things, easing the strain on the Debtors’ relationships with employees, vendors, and customers following the commencement of the Chapter 11 Cases. At a hearing on May 18, 2016, the Bankruptcy Court granted all of the relief requested in the First Day Motions. The First Day Motions, and all orders for relief granted in the Chapter 11 Cases, can be viewed free of charge at https://cases.primeclerk.com/sandridge.

D.	Letters from Holders of Interests in SandRidge

Subsequent to commencement of the Chapter 11 Cases, various Holders of Interests in SandRidge requested that the U.S. Trustee appoint an official committee of equity holders. As set forth in more detail herein, the Debtors do not believe that there is any value available for distribution to Holders of their existing Common Stock. The Debtors reiterated this view, along with supporting evidence, to the U.S. Trustee in response to the requests for appointment of an equity committee.

In addition, since the Petition Date, multiple letters (the “Equity Letters”) have been Filed on the docket in the Chapter 11 Cases by Holders of Interests in SandRidge expressing such Holders’ dissatisfaction with their treatment under the Plan. Such letters have made the following assertions, among others:

•	the Chapter 11 Cases were prematurely filed given, among other things, that the Debtors held over $600 million of cash on hand as of the Petition Date;

•	the Valuation Analysis significantly undervalues the Debtors’ assets, reserves, revenues, and production;

•	the Financial Projections should be revised to reflect increases in commodity prices since May 26, 2016, including an asserted $3.06 per barrel oil price increase, $0.26 per thousand cubic feet of natural gas price increase, and a $6.20 per barrel natural gas liquids price increase;

•	the Financial Projections should reflect an additional $16.153 million to $32.302 million in revenues;

•	the Disclosure Statement insufficiently explains the methodology employed in the Valuation Analysis;

•	making the foregoing adjustments would add hundreds of millions of dollars to the estimated value of the Debtors’ assets;

•	that the Disclosure Statement does not reflect almost $8 million of sales and production figures from the Debtors’ assets in the North Park Basin;

•	that the Debtors may own certain undisclosed and high-performing wells in the North Park Basin that are not reflected in the Valuation Analysis or certain state or local registries;

•	that the Employee Incentive Plan, which will reserve 10 percent of the New Common Stock for distribution to continuing officers, directors, and employees of the Reorganized Debtor, and the releases contained in Article VIII of the Plan, create conflicts of interest between the Debtors’ management and Holders of Interests in SandRidge; and

•	the releases contained in Article VIII of the Plan impermissibly fail to allow Holders of Interests in SandRidge to “opt out” of the releases.

The Debtors dispute each of the foregoing assertions in all materials respects. Specifically, the Debtors assert as follows:

•	the Debtors’ decision to file the Chapter 11 Cases was made in good faith and was a sound exercise of business judgment given, among other things, alleged defaults or events of default under debt documents, the severe decline in commodity prices, and the Debtors’ approximately $4.1 billion of funded debt and associated material ongoing interest obligations;

•	the Valuation Analysis employs methodologies that are appropriate in light of its purposes, provides an accurate estimate of the value of the Debtors’ assets, and is consistent with customary methodologies and industry practice;

•	the Financial Projections reflect reasonable projections of commodity prices based on accurate available information and consistent with customary methodologies and industry practice;

•	the explanatory materials accompanying the Valuation Analysis contain sufficient description of the customary valuation methodologies utilized by the Debtors, including a net asset value analysis, precedent transactions analysis, comparable company analysis, and standard valuation methodologies for other assets;

•	the Financial Projections and Valuation Analysis include the projected revenues from, and estimated value of, all of the Debtors’ material assets, including the estimated value of the Debtors’ assets in the North Park Basin, which are sufficiently described in the Disclosure Statement;

•	the Debtors are in compliance with all applicable well and reserve reporting requirements, including with respect to the North Park Basin and applicable Colorado state and local law, to the extent applicable;

•	the Employee Incentive Plan and the releases contained in Article VIII of the Plan are (a) customary, consistent with market practice, and permissible under the Bankruptcy Code and all applicable law, (b) are in the best interests of the Estates, and (c) do not create any conflicts of interest;

•	the releases contained in Article VIII.F of the Plan do not purport to release Claims held by Holders of Interests in SandRidge in their capacities as such and therefore no “opt out” from the releases is required for such parties; and

•	the Debtors’ directors and officers did and continue to discharge their fiduciary duties to the Debtors and the Estates consistent with the Bankruptcy Code and all applicable law and have at all times acted free of any conflicts of interest, on an informed basis, in good faith, and in the best interests of the Debtors and the Estates.

The Debtors dispute, and reserve all rights with respect to, the assertions of such objecting Holders of Interests in SandRidge with respect to the Plan, the Disclosure Statement, the Financial Projections, and the Valuation Analysis.

XI.	PROJECTED FINANCIAL INFORMATION

Attached hereto as Exhibit D is a projected consolidated income statement, which includes consolidated, projected, unaudited, financial statement information of the Reorganized Debtors (collectively, the “Financial Projections”) for the period beginning 2016 and continuing through 2020. The Financial Projections are based on an assumed Effective Date of August 31, 2016. To the extent that the Effective Date occurs before or after August 31, 2016, recoveries on account of Allowed Claims could be impacted.

Creditors and other interested parties should see the below “Risk Factors” for a discussion of certain factors that may affect the future financial performance of the Reorganized Debtors.

XII.	RISK FACTORS

Holders of Claims should read and consider carefully the risk factors set forth below before voting to accept or reject the Plan. Although there are many risk factors discussed below, these factors should not be regarded as constituting the only risks present in connection with the Debtors’ businesses or the Plan and its implementation.

A.	Bankruptcy Law Considerations

The occurrence or non-occurrence of any or all of the following contingencies, and any others, could affect distributions available to Holders of Allowed Claims under the Plan but will not necessarily affect the validity of the vote of the Impaired Classes to accept or reject the Plan or necessarily require a re-solicitation of the votes of Holders of Claims in such Impaired Classes.

1.	Parties in Interest May Object to the Plan’s Classification of Claims and Interests

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an equity interest in a particular class only if such claim or equity interest is substantially similar to the other claims or equity interests in such class. The Debtors believe that the classification of the Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because the Debtors created Classes of Claims and Interests each encompassing Claims or Interests, as applicable, that are substantially similar to the other Claims or Interests, as applicable, in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

2.	The Conditions Precedent to the Effective Date of the Plan May Not Occur

As more fully set forth in Article IX of the Plan, the Effective Date is subject to a number of conditions precedent. If such conditions precedent are not met or waived, the Effective Date will not take place.

3.	The Debtors May Fail to Satisfy Vote Requirements

If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to seek, as promptly as practicable thereafter, Confirmation of the Plan. In the event that sufficient votes are not received, the Debtors may seek to confirm an alternative chapter 11 plan. There can be no assurance that the terms of any such alternative chapter 11 plan would be similar or as favorable to the Holders of Allowed Claims as those proposed in the Plan.

4.	The Debtors May Not Be Able to Secure Confirmation of the Plan

Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a chapter 11 plan, and requires, among other things, a finding by the Bankruptcy Court that: (a) such plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting classes; (b) confirmation of such plan is not likely to be followed by a liquidation or a need for further financial reorganization unless such liquidation or reorganization is contemplated by the plan; and (c) the value of distributions to non-accepting Holders of claims and equity interests within a particular class under such plan will not be less than the value of distributions such Holders would receive if the debtors were liquidated under chapter 7 of the Bankruptcy Code.

There can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting Holder of an Allowed Claim might challenge either the adequacy of this Disclosure Statement or whether the balloting procedures and voting results satisfy the requirements of the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determines that this Disclosure Statement, the balloting procedures, and voting results are appropriate, the Bankruptcy Court could still decline to confirm the Plan if it finds that any of the statutory requirements for Confirmation are not met. If a chapter 11 plan of reorganization is not confirmed by the Bankruptcy Court, it is unclear whether the Debtors will be able to reorganize their business and what, if anything, Holders of Allowed Claims against them would ultimately receive on account of such Allowed Claims.

Confirmation of the Plan is also subject to certain conditions as described in Article IX of the Plan. If the Plan is not confirmed, it is unclear what distributions, if any, Holders of Allowed Claims will receive on account of such Allowed Claims.

The Debtors, subject to the terms and conditions of the Plan and the Restructuring Support Agreement, reserve the right to modify the terms and conditions of the Plan as necessary for Confirmation. Any such modifications could result in less favorable treatment of any non-accepting Class, as well as any Class junior to such non-accepting Class, than the treatment currently provided in the Plan. Such a less favorable treatment could include a distribution of property with a lesser value than currently provided in the Plan or no distribution whatsoever under the Plan.

5.	The Restructuring Support Agreement Could Be Terminated, Which Would Leave the Debtors Without a Clear Path Forward to Reorganize

The Debtors’ ability to consummate a value-maximizing restructuring may be materially impaired by a termination of the Restructuring Support Agreement. The Restructuring Support Agreement may be terminated, upon five (5) business days written notice, by the Required First Lien Creditors, the Required Second Lien Creditors, or the Required Senior Unsecured Creditors, as applicable, upon the occurrence and continuation of any of the following events; provided, that only the Required First Lien Creditors and/or the Required Second Lien Creditors, as applicable, may terminate the Restructuring Support Agreement upon the occurrence and continuation of any of the events set forth in clauses (o), (p), or (q) of section 11.01 of the Restructuring Support Agreement:7

(a) the Effective Date shall not have occurred on or before 225 days after the Petition Date;

(b) the failure to meet any of the Milestones;

(c) the breach in any material respect by any Party other than the Terminating Consenting Creditors of any of the representations, warranties, covenants or commitments of such breaching Party as set forth in the Restructuring Support Agreement (it being understood and agreed that any actions required to be taken by such Parties that are included in the Plan or the Term Sheet but not in the Restructuring Support Agreement are to be considered “covenants” of such Parties, and therefore covenants of the Restructuring Support Agreement, notwithstanding the failure of any specific provision in the Plan or the Term Sheet to be re-copied in the Restructuring Support Agreement);

(d) the issuance by any governmental authority, including any regulatory authority, the Bankruptcy Court, or another court of competent jurisdiction, of any injunction, judgment, decree, charge, ruling, or order that, in each case, would have an adverse effect on a material provision of the Restructuring Support Agreement or a material portion of the Restructuring Transactions or the Plan or a material adverse effect on the Debtors’ businesses, unless the Debtors have sought a stay of such injunction, judgment, decree, charge, ruling, or order within five (5) business days after the date of such issuance, and such injunction, judgment, decree, charge, ruling, or order is reversed or vacated within ten (10) business days after the date of such issuance; provided, however, that if such issuance has been made at the request of any of the Consenting Creditors, then such Consenting Creditors shall not be entitled to terminate the Restructuring Support Agreement in accordance with section 11.01(d) thereof with respect to such issuance;

(e) the Debtors seek the issuance by any governmental authority, including any regulatory authority, the Bankruptcy Court, or another court of competent jurisdiction, of any injunction, judgment, decree, charge, ruling, or order that, in each case, would have an adverse effect on a material provision of the Restructuring Support Agreement or a material portion of the Restructuring Transactions or the Plan or a material adverse effect on the Debtors’ businesses;

[7]	Capitalized terms used but not defined in this section have the meanings ascribed to such terms in the Restructuring Support Agreement.

(f) an examiner with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code or a trustee or receiver shall have been appointed in one or more of the Chapter 11 Cases;

(g) any Debtor either (i) files any motion seeking appointment of examiner with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code or a trustee or receiver in one or more of the Chapter 11 Cases or (ii) fails to act in a manner materially consistent with the Restructuring Support Agreement in response to such motion or application filed by any person other than a Debtor;

(h) the termination of the Restructuring Support Agreement by the Consenting First Lien Creditors, the Consenting Second Lien Creditors, or the Consenting Unsecured Creditors, as applicable;

(i) the (i) conversion of one or more of the Chapter 11 Cases of the Debtors to a case under chapter 7 of the Bankruptcy Code or (ii) dismissal of one or more of the Chapter 11 Cases of the Debtors, unless such conversion or dismissal, as applicable, is made with the prior written consent of counsel to the Required Consenting Creditors;

(j) any Debtor (i) files any motion for the (A) conversion of one or more of the Chapter 11 Cases of the Debtors to a case under chapter 7 of the Bankruptcy Code or (B) dismissal of one or more of the Chapter 11 Cases of the Debtors, unless such conversion or dismissal, as applicable, is made with the prior written consent of the Required Consenting Creditors, or (ii) act in a manner materially consistent with the Restructuring Support Agreement in response to such motion or application filed by any person other than a Debtor;

(k) any of the Restructuring Documents after completion, (i) contain terms, conditions, representations, warranties, or covenants that are not materially consistent with the terms of the Restructuring Support Agreement as reasonably determined by the Required Consenting Creditors, or are otherwise not in form and substance reasonably acceptable to the Required Consenting Creditors solely as provided in the Restructuring Support Agreement, (ii) shall have been materially and adversely amended or modified, or (iii) shall have been withdrawn, in each case without the prior written consent of the Required Consenting Creditors and in the case of a Restructuring Document that is also an order, including the Cash Collateral Orders and the Confirmation Order, such order shall have been stayed, reversed, vacated or adversely modified, without the prior written consent of the relevant Required Consenting Creditors, unless the Debtors have sought a stay of such order within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance;

(l) any Debtor files a pleading seeking authority to amend, modify or withdraw any of the Restructuring Documents without the prior written consent of the relevant Required Consenting Creditors;

(m) any Debtor directly or indirectly proposes, supports, assists, solicits, or files a pleading seeking approval of any Alternative Transaction (or any approval of any sales, voting or other procedures in connection with an Alternative Transaction) without the consent of the Required Consenting Creditors;

(n) any Debtor files any motion or application seeking authority to sell all or a material portion of its assets without the prior written consent of the Required Consenting Creditors;

(o) the termination of the use of cash collateral as provided in the Cash Collateral Orders;

(p) any Debtor files any motion seeking authority (i) to use cash collateral that is not substantially in the form of the Cash Collateral Order or (ii) to enter into post-petition secured financing, without the prior written consent of the Required Consenting Creditors;

(q) the Bankruptcy Court enters an order staying, vacating, adversely amending, terminating, adversely extending or adversely modifying any material provision of the Cash Collateral Order or the Debtors take any actions or file any pleadings that result in such an order being entered unless the Debtors have sought a stay of such order within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance;

(r) (i) the allowance of Administrative Claims (excluding Professional Fee Claims incurred by persons or firms retained by the Debtors, the Consenting Creditors and the Creditors’ Committee), Other Priority Claims and otherwise non-dischargeable claims (or entry of a judgment by a court of competent jurisdiction in respect of otherwise non-dischargeable claims) in excess of $50 million in the aggregate, unless the Debtors have sought a stay of such order within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance, or (ii) a good faith belief of the Debtors’ management that otherwise non-dischargeable claims are likely to exceed $50 million in respect of any ongoing litigation matters;

(s) any Debtor terminates its obligations under and in accordance with the Restructuring Support Agreement (including, without limitation, pursuant to section 11.02 of the Restructuring Support Agreement);

(t) any Debtor files any motion seeking to avoid, disallow, subordinate or recharacterize any claim, lien, or interest held by any Consenting Creditor arising under the First Lien Credit Agreement, the Second Lien Notes Indenture, or the Unsecured Senior Notes Indentures;

(u) the Bankruptcy Court enters an order avoiding, disallowing, subordinating or recharacterizing any claim, lien, or interest held by any Consenting Creditor arising under the First Lien Credit Agreement, the Second Lien Notes Indenture, or the Unsecured Senior Notes Indentures, unless the Debtors have sought a stay of such order within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance;

(v) the Bankruptcy Court grants relief that (i) is inconsistent with the Restructuring Support Agreement in any material respect or (ii) would, or would reasonably be expected to, materially frustrate the purposes of the Restructuring Support Agreement, including by preventing the consummation of the Restructuring Transactions, unless the Debtors have sought a stay of such relief within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance;

(w) prior to the Petition Date, either (i) an Event of Default under the First Lien Credit Agreement (other than an Event of Default subject to the Waiver) shall have occurred and be continuing or (ii) the Waiver shall have expired or been terminated in accordance with its terms;

(x) holders of Second Lien Note Claims holding at least 33 1/3% or more by principal amount outstanding of the Second Lien Note Claims timely submit ballots to reject the Plan; or

(y) holders of Unsecured Senior Note Claims holding at least 33 1/3% or more by principal amount outstanding of the Unsecured Senior Note Claims timely submit ballots to reject the Plan.

Additionally, pursuant to section 11.02 of the Restructuring Support Agreement, the Consenting Unsecured Creditors may terminate the agreement and change their vote in respect of the Plan if the Debtors fail to satisfy the condition to confirmation of the Plan related to the GUC Cap as set forth in Article IX.A.5 of the Plan.

The Debtors believe that the Restructuring Support Agreement provides stability by, among other things, ensuring cooperation among creditors, the establishment of a new exit facility on advantageous terms, and the equitization of approximately $1.3 billion in secured debt. The Debtors assert that other large exploration and production operators with similarly-sized capital structures that have entered chapter 11 without restructuring agreements or with restructuring agreements that terminated after the cases were commenced have endured prolonged chapter 11 cases with value-destructive litigation, substantial cash burn, employee departures, and increased administrative costs. The Debtors believe that the Plan and restructuring contemplated by the Restructuring Support Agreement avoids all of the foregoing, and implements an expeditious reorganization of the Debtors.

6.	Nonconsensual Confirmation

In the event that any impaired class of claims or interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm a plan at the proponents’ request if at least one impaired class (as defined under section 1124 of the Bankruptcy Code) has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired class(es). The Debtors believe that the Plan satisfies these requirements, and the Debtors may request such nonconsensual Confirmation in accordance with subsection 1129(b) of the Bankruptcy Code. Nevertheless, there can be no assurance that the Bankruptcy Court will reach this conclusion. In addition, the pursuit of nonconsensual Confirmation or Consummation of the Plan may result in, among other things, increased expenses relating to professional compensation.

7.	Continued Risk Upon Confirmation

Even if a chapter 11 plan of reorganization is consummated, the Debtors will continue to face a number of risks, including certain risks that are beyond their control, such as further deterioration or other changes in economic conditions, changes in the industry, potential revaluing of their assets due to chapter 11 proceedings, changes in consumer demand for, and acceptance of, their oil and gas, and increasing expenses. Some of these concerns and effects typically become more acute when a case under the Bankruptcy Code continues for a protracted period without indication of how or when the case may be completed. As a result of these risks and others, there is no guarantee that a chapter 11 plan of reorganization reflecting the Plan will achieve the Debtors’ stated goals.

In addition, at the outset of the Chapter 11 Cases, the Bankruptcy Code will give the Debtors the exclusive right to propose the Plan and will prohibit creditors and others from proposing a plan. The Debtors will have retained the exclusive right to propose the Plan upon filing their petitions for chapter 11 relief. If the Bankruptcy Court terminates that right, however, or the exclusivity period expires, there could be a material adverse effect on the Debtors’ ability to achieve confirmation of the Plan in order to achieve the Debtors’ stated goals.

Furthermore, even if the Debtors’ debts are reduced and/or discharged through the Plan, the Debtors may need to raise additional funds through public or private debt or equity financing or other various means to fund the Debtors’ business after the completion of the proceedings related to the Chapter 11 Cases. Adequate funds may not be available when needed or may not be available on favorable terms.

8.	The Chapter 11 Cases May Be Converted to Cases Under Chapter 7 of the Bankruptcy Code

If the Bankruptcy Court finds that it would be in the best interest of creditors and/or the debtor in a chapter 11 case, the Bankruptcy Court may convert a chapter 11 bankruptcy case to a case under chapter 7 of the Bankruptcy Code. In such event, a chapter 7 trustee would be appointed or elected to liquidate the debtor’s assets for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under chapter 7 would result in significantly smaller distributions being made to creditors than those provided for in a chapter 11 plan because of (a) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time rather than reorganizing or selling in a controlled manner affecting the business as a going concern, (b) additional administrative expenses involved in the appointment of a chapter 7 trustee, and (c) additional expenses and Claims, some of which would be entitled to priority, that would be generated during the liquidation, and including Claims resulting from the rejection of Unexpired Leases and other Executory Contracts in connection with cessation of operations.

9.	The Debtors May Object to the Amount or Classification of a Claim

Except as otherwise provided in the Plan, the Debtors reserve the right to object to the amount or classification of any Claim under the Plan. The estimates set forth in this Disclosure Statement cannot be relied upon by any Holder of a Claim where such Claim is subject to an objection. Any Holder of a Claim that is subject to an objection thus may not receive its expected share of the estimated distributions described in this Disclosure Statement.

10.	Risk of Non-Occurrence of the Effective Date

Although the Debtors believe that the Effective Date may occur quickly after the Confirmation Date, there can be no assurance as to such timing or as to whether the Effective Date will, in fact, occur.

11.	Contingencies Could Affect Votes of Impaired Classes to Accept or Reject the Plan

The distributions available to Holders of Allowed Claims under the Plan can be affected by a variety of contingencies, including, without limitation, whether the Bankruptcy Court orders certain Allowed Claims to be subordinated to other Allowed Claims. The occurrence of any and all such contingencies, which could affect distributions available to Holders of Allowed Claims under the Plan, will not affect the validity of the vote taken by the Impaired Classes to accept or reject the Plan or require any sort of revote by the Impaired Classes.

The estimated Claims and creditor recoveries set forth in this Disclosure Statement are based on various assumptions, and the actual Allowed amounts of Claims may significantly differ from the estimates. Should one or more of the underlying assumptions ultimately prove to be incorrect, the actual Allowed amounts of Claims may vary from the estimated Claims contained in this Disclosure Statement. Moreover, the Debtors cannot determine with any certainty at this time, the number or amount of Claims that will ultimately be Allowed. Such differences may materially and adversely affect, among other things, the percentage recoveries to Holders of Allowed Claims under the Plan.

12.	Releases, Injunctions, and Exculpations Provisions May Not Be Approved

Article VIII of the Plan provides for certain releases, injunctions, and exculpations, including a release of liens and third-party releases that may otherwise be asserted against the Debtors, Reorganized Debtors, or Released Parties, as applicable. The releases, injunctions, and exculpations provided in the Plan are subject to objection by parties in interest and may not be approved. If the releases are not approved, certain Released Parties may withdraw their support for the Plan.

B.	Risks Related to Recoveries under the Plan

13.	The Debtors May Not Be Able to Achieve Their Projected Financial Results

With respect to Holders of Allowed General Unsecured Claims, the claims filed against the Debtors’ estates may be materially higher than the Debtors have estimated. As Holders of Allowed General Unsecured Claims receive a Pro Rata distribution, additional claims could reduce the recovery.

With respect to Holders of Interests in the Reorganized Debtors, the Reorganized Debtors may not be able to achieve their projected financial results. The Financial Projections set forth in this Disclosure Statement represent the Debtors’ management team’s best estimate of the Debtors’ future financial performance, which is necessarily based on certain assumptions regarding the anticipated future performance of the Reorganized Debtors’ operations, as well as the United States and world economies in general, and the particular industry segments in which the Debtors operate in particular. While the Debtors believe that the Financial Projections contained in this Disclosure Statement are reasonable, there can be no assurance that they will be realized. If the Debtors do not achieve their projected financial results, (a) the value of the New Common Stock may be negatively affected, (b) the Debtors may lack sufficient liquidity to continue operating as planned after the Effective Date and (c) the Debtors may be unable to service their debt obligations as they come due. Moreover, the financial condition and results of operations of the Reorganized Debtors from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.

14.	The GUC Cap May Be Exceeded, Which Could Prevent Confirmation of the Plan

The GUC Cap was a negotiated component of the Restructuring Support Agreement to provide the Consenting Unsecured Creditors certain protections, and is part of the overall deal negotiated among the Debtors and the Consenting Creditors. The thresholds for the GUC Cap were determined based on the Debtors’ analysis and beliefs regarding the potential Claims that could be asserted against the Debtors, including, without limitation, any litigation-related claims described in Article VII.E of this Disclosure Statement. The Debtors believe that the estimates forming the basis for the GUC Cap are appropriate and good faith estimates for the amount of Allowed General Unsecured Claims that will receive distributions under the Plan, and do not believe that the GUC Cap will be exceeded. In light of such considerations, the Debtors believe that the GUC Cap is appropriate. Notwithstanding the foregoing, the GUC Cap is a condition to Confirmation of the Plan, and, accordingly, if the GUC Cap is exceeded, and the Consenting Creditors do not consent to a modification or waiver of the GUC Cap, the Plan may not be confirmed. In addition, because the Plan and the Disputed Claims Reserve allow for distributions on Allowed General Unsecured Claims before final adjudication of all Disputed Claims, if a Holder of a Claim holds a Disputed Claim, there may not be distributable value in the Disputed Claims Reserve to provide Pro Rata distributions to such Holder, regardless if their Claims are ultimately Allowed. The Debtors believe that the likelihood of this occurring is low.

The aggregate (i) Allowed amount of Unsecured Non-Note Claims, (ii) Unsecured Non-Note Claims estimated by the Bankruptcy Court for distribution purposes, and (iii) ascribed value of unliquidated, contingent, and disputed Unsecured Non-Note Claims in an order fixing a Pro Rata disputed claims reserve (or otherwise reserved) in connection with Confirmation of the Plan shall not exceed the GUC Cap; provided that to the extent the aggregate amount of Claims set forth in (i)–(iii) above exceeds the GUC Cap, the Debtors may modify the Plan, in a manner agreed upon by the Debtors and the Consenting Second Lien Creditors and consistent with the Bankruptcy Code, to provide for an increased recovery to the Consenting Unsecured Creditors, in the form of a combination of Warrants, New Common Stock, New Building Note, and Cash, in the same proportion of the consideration as provided for herein, that would provide the Consenting Unsecured Creditors the same Pro Rata recovery that such Holders of Claims would have received under the Plan (assuming the valuations provided for under the Plan and the Disclosure Statement) if the Allowed amount of General Unsecured Claims were equal to the GUC Cap.

Accordingly, in the event that Unsecured Non-Note Claims are Allowed in an amount that exceeds the GUC Cap, the Committee believes that the Debtors and the Second Lien Noteholders may choose to provide additional consideration to those Unsecured Senior Noteholders that executed the Restructuring Support Agreement in an amount that would augment their recovery to be the same as if their Claims were not diluted by the additional Allowed Unsecured Non-Note Claims. The Committee believes this additional consideration would not be offered to other unsecured creditors in Class 5. The Debtors reserve their rights with respect to the foregoing.

15.	The Reorganized Debtors’ Plan Contemplates the Establishment of Disputed Claims Reserves

Because the Plan and the Disputed Claims Reserve allow for distributions on Allowed General Unsecured Claims before final adjudication of all Disputed Claims, if a Holder of a Claim holds a Disputed Claim, there may not be distributable value in the Disputed Claims Reserve to provide Pro Rata distributions to such Holder, regardless if their Claims are ultimately Allowed. Additionally, the Plan provides that the Reorganized Debtors have the sole discretion as to whether to hold New Common Stock, Warrants, New Building Note proceeds, and Cash in the Disputed Claims Reserve in a sufficient amount to fund Pro Rata distributions to all Holders of Disputed Claims that are ultimately Allowed. Accordingly, there may not be sufficient New Common Stock, Warrants, New Building Note proceeds, and Cash in the Disputed Claims Reserve to provide for distributions in the same form of consideration as Holders of Allowed General Unsecured Claims on the Effective Date. The Debtors believe that the likelihood of there being insufficient distributable value in the Disputed Claims Reserve to provide Pro Rata distributions to such Holders of Disputed Claims that are ultimately Allowed is low.

16.	The Reorganized Debtors’ Capital Structure Includes the New Convertible Debt

The Reorganized Debtors will emerge from chapter 11 carrying $300 million in principal amount of New Convertible Debt. The New Convertible Debt will have a four-year maturity and will convert into Conversion Equity which shall equal approximately 46.5% of the New Common Stock as of the Effective Date. Upon the occurrence of certain make-whole events, the principal amount of the New Convertible Debt will increase, in accordance with a schedule, in an amount based on the amount of time the New Convertible Debt has been outstanding.

The New Convertible Debt is convertible at the option of any of its holders at any time. The New Convertible Debt will also automatically convert in its entirety to the Conversion Equity upon the earliest to occur of the following: (a) any bona fide arm’s length issuance by Reorganized SandRidge of the New Common Stock to third parties that are not shareholders of Reorganized SandRidge (or affiliates of shareholders of Reorganized SandRidge) for cash at a conversion ratio per share at least equal to the conversion ratio for the New Convertible Debt based on the value of the New Common Stock under the Plan before underwriting commissions, placement fees or similar expenses; (b) the first date on which the trailing 30-day average market value of the New Common Stock is 50% greater than the value of the New Common Stock under the Plan; (c) consummation of any permitted refinancing of the New First Lien Exit Facility; (d) consummation of any sale, merger, amalgamation, arrangement, restructuring, transfer, conversion, disposition, or other corporate transactions with respect to substantially all assets of Reorganized SandRidge; (e) 30 days written notice to Reorganized SandRidge from a majority of Holders of the New Convertible Debt; or (f) the maturity date. The New Convertible Debt will convert to the Conversion Equity upon the occurrence of any of the events set forth above, and therefore the Debtors believe that it is not likely that the Reorganized Debtors will need to refinance the New Convertible Debt before such conversion.

In a class action lawsuit against Reorganized SandRidge that is not initiated by any Holders (or such Holders’ affiliates) of New Convertible Debt and that is reasonably expected to result in a material adverse effect on the business of Reorganized SandRidge, the occurrence of either (i) the entry of an order by a court of competent jurisdiction denying summary judgment to Reorganized SandRidge (and/or its reorganized Debtor affiliates) or (ii) the expiration of the time period in which Reorganized SandRidge (and/or its reorganized Debtor affiliates) may move for summary judgment, would cause, upon the written notice of holders of two-thirds of the outstanding principal amount of the New Convertible Debt, the attachment of liens, junior in priority to the New First Lien Exit Facility, against the same collateral securing such facility, subject to certain conditions. To the extent valid junior liens attach in respect of the New Convertible Debt, such New Convertible Debt will be senior in priority to unsecured creditors and equity interest holders of the Reorganized Debtors with respect to such collateral.

17.	The Reorganized Debtors’ New Common Stock Will Not Be Publicly Traded

There can be no assurance that an active market for the New Common Stock will develop, nor can any assurance be given as to the prices at which such stock might be traded. The New Common Stock to be issued under the Plan will not be listed on or traded on any nationally recognized market or exchange as of the Effective Date, although the Debtors will use commercially reasonable efforts to cause the New Common Stock to become publicly traded and listed on a national securities exchange on or as soon as reasonably practicable after the Effective Date. Further, the New Common Stock to be issued under the Plan has not been registered under the Securities Act, any state securities laws or the laws of any other jurisdiction. Absent such registration, the New Common Stock may be offered or sold only in transactions that are not subject to, or that are exempt from, the registration requirements of the Securities Act and other applicable securities laws. As explained in more detail in Article XV herein, most recipients of New Common Stock will be able to resell such securities without registration pursuant to the exemption provided by Rule 144 of the Securities Act, subject to any restrictions set forth in the certificate of incorporation and bylaws of SandRidge.

18.	The Restructuring of the Debtors May Adversely Affect the Debtors’ Tax Attributes

Under federal income tax law, a corporation is generally permitted to deduct from taxable income NOLs carried forward from prior years. The Debtors have NOL carryforwards of approximately $3.2 billion as of December 31, 2015. The Debtors’ ability to utilize their NOL carryforwards and other tax attributes to offset future taxable income and to reduce federal income tax liability is subject to certain requirements and restrictions. In general, such NOLs and other tax attributes could be reduced by the amount of discharge of indebtedness arising in a chapter 11 case under section 108 of the Internal Revenue Code of 1986, as amended (the “Tax Code”) or to offset any taxable gains recognized by the Debtors attributable to the restructuring transactions. In addition, if the Debtors experience an “ownership change,” as defined in section 382 of the Tax Code, then their ability to use the NOL carryforwards may be substantially limited, which could have a negative impact on the Debtors’ financial position and results of operations. Generally, there is an “ownership change” if one or more stockholders owning 5 percent or more of a corporation’s common stock have aggregate increases in their ownership of such stock of more than 50 percentage points over the prior three-year period. Following the implementation of a plan of reorganization, it is possible that an “ownership change” may be deemed to occur. Under section 382 of the Tax Code, absent an applicable exception, if a corporation undergoes an “ownership change,” the amount of its NOLs that may be utilized to offset future taxable income generally is subject to an annual limitation. The Debtors currently expect that their net operating loss carryforwards and other tax attributes may be significantly reduced, eliminated, or limited in connection with the restructuring transactions, through a combination of one or more of the above factors.

For a detailed description of the effect consummation of the Plan may have on the Debtors’ tax attributes, see “Certain United States Federal Income Tax Consequences of the Plan,” which begins on page 70 herein.

19.	The Debtors May Not Be Able to Accurately Report Their Financial Results

The Debtors have established internal controls over financial reporting. However, internal controls over financial reporting may not prevent or detect misstatements or omissions in the Debtors’ financial statements because of their inherent limitations, including the possibility of human error, and the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Debtors fail to maintain the adequacy of their internal controls, the Debtors may be unable to provide financial information in a timely and reliable manner within the time periods required for the Debtors’ financial reporting under SEC rules and regulations and the terms of the agreements governing the Debtors’ indebtedness. Any such difficulties or failure could materially adversely affect the Debtors’ business, results of operations, and financial condition.

By rules of the Securities and Exchange Commission, the Debtors have not evaluated their internal controls over financial reporting, the purpose of which would be for management to report on the effectiveness of the Debtors’ internal controls over financial reporting that would be needed to comply with Section 404(a) of the Sarbanes Oxley Act of 2002. As the Debtors progress towards preparing for the reporting requirements associated with internal controls over financial reporting as prescribed in the Sarbanes Oxley Act of 2002, the Debtors may discover other internal control deficiencies in the future and/or fail to adequately correct previously identified control deficiencies, which could materially adversely affect the Debtors’’ businesses, results of operations, and financial condition.

Additionally, as a result of our recent workforce reduction and additional employee turnover, the Debtors have experienced changes in their internal controls over financial reporting. The changes in the Debtors’ workforce have resulted in necessary changes to the Debtors’ system of internal controls as certain employees are performing control activities that they were not previously performing. The Debtors expect continued changes in their system of internal controls as the Debtors align their control structure with the Debtors’ current workforce. A changing internal control environment increases the risk that the Debtors’ system of internal controls is not designed effectively or that internal control activities will not occur as designed.

C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses

20.	The Debtors May Not Be Able to Generate Sufficient Cash to Service All of Their Indebtedness

The Debtors’ ability to make scheduled payments on, or refinance their debt obligations, including the notes, depends on the Debtors’ financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond the Debtors’ control (including the factors discussed in Article XI., which begins on page 49, herein). The Debtors may be unable to maintain a level of cash flow from operating activities sufficient to permit the Debtors to pay the principal, premium, if any, and interest on their indebtedness, including the notes.

21.	The Debtors Will Be Subject to the Risks and Uncertainties Associated with the Chapter 11 Cases

For the duration of the Chapter 11 Cases, the Debtors’ ability to operate, develop, and execute a business plan, and continue as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following: (a) ability to develop, confirm, and consummate the restructuring transactions specified in the Plan or an alternative restructuring transaction; (b) ability to obtain court approval with respect to motions filed in the Chapter 11 Cases from time to time; (c) ability to maintain relationships with suppliers, service providers, customers, employees, royalty interest holders, working interest holders, and other third parties; (d) ability to maintain contracts that are critical to the Debtors’ operations; (e) ability of third parties to seek and obtain court approval to terminate contracts and other agreements with the Debtors; (f) ability of third parties to seek and obtain court approval to terminate or shorten the exclusivity period for the Debtors to propose and confirm a chapter 11 plan, to appoint a chapter 11 trustee, or to convert the Chapter 11 Cases to chapter 7 proceedings; and (g) the actions and decisions of the Debtors’ creditors and other third parties who have interests in the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

These risks and uncertainties could affect the Debtors’ businesses and operations in various ways. For example, negative events associated with the Chapter 11 Cases could adversely affect the Debtors’ relationships with suppliers, service providers, customers, employees, and other third parties, which in turn could adversely affect the Debtors’ operations and financial condition. Also, the Debtors will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit the Debtors’ ability to respond timely to certain events or take advantage of certain opportunities. Because of the risks and uncertainties associated with the Chapter 11 Cases, the Debtors cannot accurately predict or quantify the ultimate impact of events that occur during the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

22.	Operating in Bankruptcy for a Long Period of Time May Harm the Debtors’ Businesses

The Debtors’ future results will be dependent upon the successful confirmation and implementation of a plan of reorganization. A long period of operations under Bankruptcy Court protection could have a material adverse effect on the Debtors’ businesses, financial condition, results of operations, and liquidity. So long as the proceedings related to the Chapter 11 Cases continue, senior management will be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on business operations. A prolonged period of operating under Bankruptcy Court protection also may make it more difficult to retain management and other key personnel necessary to the success and growth of the Debtors’ businesses. In addition, the longer the proceedings related to the Chapter 11 Cases continue, the more likely it is that customers and suppliers will lose confidence in the Debtors’ ability to reorganize their businesses successfully and will seek to establish alternative commercial relationships.

So long as the proceedings related to the Chapter 11 Cases continue, the Debtors will be required to incur substantial costs for professional fees and other expenses associated with the administration of the Chapter 11 Cases. The chapter 11 proceedings may also require the Debtors to seek debtor-in-possession financing to fund operations. If the Debtors are unable to obtain such financing on favorable terms or at all, the chances of successfully reorganizing the Debtors’ businesses may be seriously jeopardized, the likelihood that the Debtors will instead be required to liquidate their assets may be enhanced, and, as a result, creditor recoveries may be significantly impaired.

Furthermore, the Debtors cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to a plan of reorganization. Even after a plan of reorganization is approved and implemented, the Debtors’ operating results may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that recently emerged from bankruptcy protection.

23.	Financial Results May Be Volatile and May Not Reflect Historical Trends

During the Chapter 11 Cases, the Debtors expect that their financial results will continue to be volatile as asset impairments, asset dispositions, restructuring activities and expenses, contract terminations and rejections, and claims assessments significantly impact the Debtors’ consolidated financial statements. As a result, the Debtors’ historical financial performance likely will not be indicative of their financial performance after the Petition Date.

In addition, if the Debtors emerge from chapter 11, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to the Debtors’ operating plans pursuant to a plan of reorganization. The Debtors also may be required to adopt fresh start accounting, in which case their assets and liabilities will be recorded at fair value as of the fresh start reporting date, which may differ materially from the recorded values of assets and liabilities on the Debtors’ consolidated balance sheets. The Debtors’ financial results after the application of fresh start accounting also may be different from historical trends.

24.	The Debtors’ Substantial Liquidity Needs May Impact Production Levels and Revenue

The Debtors’ principal sources of liquidity historically have been cash flow from operations, sales of oil and gas properties, borrowings under the First Lien Credit Agreement and issuances of debt securities. The Debtors’ capital program will require additional financing above the level of cash generated by operations to fund growth. If the Debtors’ cash flow from operations remains depressed or decreases as a result of lower commodity prices or otherwise, the Debtors’ ability to expend the capital necessary to replace proved reserves, maintain leasehold acreage, or maintain current production may be limited, resulting in decreased production and proved reserves over time. In addition, drilling activity may be directed by the Debtors’ joint venture partners in certain areas and the Debtors may have to forfeit acreage if the Debtors do not have sufficient capital resources to fund their portion of expenses.

The Debtors face uncertainty regarding the adequacy of their liquidity and capital resources and have extremely limited, if any, access to additional financing. In addition to the cash necessary to fund ongoing operations, the Debtors have incurred significant professional fees and other costs in connection with preparing for the Chapter 11 Cases and expect to continue to incur significant professional fees and costs throughout the Chapter 11 Cases. The Debtors cannot guarantee that cash on hand and cash flow from operations will be sufficient to continue to fund their operations and allow the Debtors to satisfy obligations related to the Chapter 11 Cases until the Debtors are able to emerge from bankruptcy protection.

The Debtors’ liquidity, including the ability to meet ongoing operational obligations, will be dependent upon, among other things: (a) ability to comply with the terms and condition of any cash collateral order entered by the Bankruptcy Court in connection with the Chapter 11 Cases; (b) ability to maintain adequate cash on hand; (c) ability to generate cash flow from operations; (d) ability to develop, confirm, and consummate a chapter 11 plan or other alternative restructuring transaction; and (e) the cost, duration, and outcome of the Chapter 11 Cases. The Debtors’ ability to maintain adequate liquidity depends, in part, upon industry conditions and general economic, financial, competitive, regulatory, and other factors beyond the Debtors’ control. In the event that cash on hand and cash flow from operations are not sufficient to meet the Debtors’ liquidity needs, the Debtors may be required to seek additional financing. The Debtors can provide no assurance that additional financing would be available or, if available, offered to the Debtors on acceptable terms. The Debtors’ access to additional financing is, and for the foreseeable future likely will continue to be, extremely limited if it is available at all. The Debtors’ long-term liquidity requirements and the adequacy of their capital resources are difficult to predict at this time.

25.	Drilling for and Producing Oil and Natural Gas Are High Risk Activities with Many Uncertainties That Could Adversely Affect the Debtors’ Business, Financial Condition or Results of Operations.

Drilling for oil and natural gas can be unprofitable if dry wells are drilled and if productive wells do not produce sufficient revenues to return a profit. Furthermore, even if sufficient amounts of oil or natural gas exist, the Debtors may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production from the well or abandonment of the well. Decisions to develop properties depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The estimated cost of drilling, completing and operating wells is uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. In addition, the Debtors’ drilling and producing operations may be curtailed, delayed or canceled as a result of various factors, including the following:

•	reductions in oil, natural gas and NGL prices;

•	delays imposed by or resulting from compliance with regulatory requirements including permitting;

•	unusual or unexpected geological formations and miscalculations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	shortages of or delays in obtaining water for hydraulic fracturing operations;

•	equipment malfunctions, failures or accidents;

•	lack of available gathering facilities or delays in construction of gathering facilities;

•	lack of available capacity on interconnecting transmission pipelines;

•	lack of adequate electrical infrastructure and water disposal capacity;

•	unexpected operational events and drilling conditions;

•	pipe or cement failures and casing collapses;

•	pressures, fires, blowouts and explosions;

•	lost or damaged drilling and service tools;

•	loss of drilling fluid circulation;

•	uncontrollable flows of oil, natural gas, brine, water or drilling fluids;

•	natural disasters;

•	environmental hazards, such as oil spills and natural gas leaks, pipeline or tank ruptures, encountering naturally occurring radioactive materials and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;

•	high costs, shortages or delivery delays of equipment, labor or other services, or water used in hydraulic fracturing;

•	compliance with environmental and other governmental requirements;

•	adverse weather conditions such as extreme cold, fires caused by extreme heat or lack of rain, and severe storms, tornadoes or hurricanes;

•	oil and natural gas property title problems; and

•	market limitations for oil, natural gas and NGLs.

Certain of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, environmental contamination or loss of wells and regulatory fines or penalties.

26.	Oil, Natural Gas and NGL Prices Can Fluctuate Widely Due to a Number of Factors That Are Beyond the Debtors’ Control, and Continued Depressed or Further Declining Oil, Natural Gas or NGL Prices Could Significantly Affect the Debtors’ Financial Condition and Results of Operations.

The Debtors’ revenues, profitability and cash flow are highly dependent upon the prices they realize from the sale of oil, natural gas and NGLs. The markets for these commodities are very volatile and have experienced significant decline during the latter half of 2014, throughout 2015, and into 2016. Oil, natural gas and NGL prices can move quickly and fluctuate widely in response to a variety of factors that are beyond the Debtors’ control. These factors include, among others:

•	changes in regional, domestic and foreign supply of, and demand for, oil, natural gas and NGLs, as well as perceptions of supply of, and demand for, oil, natural gas and NGLs generally;

•	the price and quantity of foreign imports;

•	the ability of other companies to complete and commission liquefied natural gas export facilities in the U.S.;

•	U.S. and worldwide political and economic conditions;

•	weather conditions and seasonal trends;

•	anticipated future prices of oil, natural gas and NGLs, alternative fuels and other commodities;

•	technological advances affecting energy consumption and energy supply;

•	the proximity, capacity, cost and availability of pipeline infrastructure, treating, transportation and refining capacity;

•	natural disasters and other extraordinary events;

•	domestic and foreign governmental regulations and taxation;

•	energy conservation and environmental measures; and

•	the price and availability of alternative fuels.

For oil, from January 2011 through December 2015, the highest month end NYMEX settled price was $113.93 per Bbl and the lowest was $37.04 per Bbl. For natural gas, from January 2011 through December 2015, the highest month end NYMEX settled price was $5.56 per MMBtu and the lowest was $2.03 per MMBtu. In addition, the market price of oil and natural gas is generally higher in the winter months than during other months of the year due to increased demand for oil and natural gas for heating purposes during the winter season.

Oil prices dropped sharply during the latter half of 2014 and have continued to decline throughout 2015 and into 2016, and settled as low as $26.21 per Bbl in February 2016. Continued low oil, natural gas or NGL prices will decrease the Debtors’ cash flows and revenues, and also may ultimately reduce the amount of oil, natural gas and NGLs that they can produce economically, causing the Debtors to make substantial downward adjustments to their estimated proved reserves and having a material adverse effect on their financial condition and results of operations.

27.	Unless the Debtors Replace Their Oil, Natural Gas and NGL Reserves, Their Reserves and Production Will Decline, Which Would Adversely Affect the Debtors’ Business, Financial Condition and Results of Operations.

The Debtors’ future oil, natural gas and NGL reserves and production, and therefore their cash flow and income, are highly dependent on their success in efficiently developing and exploiting their current reserves and finding or acquiring additional economically recoverable reserves. Declining cash flows from operations, as a result of lower commodity prices, could require the Debtors to reduce expenditures to develop and acquire additional reserves. Further, the Debtors may not be able to develop, find or acquire additional reserves to replace their current and future production at acceptable costs, which could adversely affect their business, financial condition and results of operations.

28.	The Debtors’ Estimated Reserves Are Based On Many Assumptions That May Turn Out to be Inaccurate. The Debtors’ Current Estimates of Reserves Could Change, Potentially in Material Amounts, In the Future.

The process of estimating oil, natural gas and NGL reserves is complex and inherently imprecise, requiring interpretations of available technical data and many assumptions, including assumptions relating to production rates and economic factors such as historic oil and natural gas prices, drilling and operating expenses, capital expenditures, the assumed effect of governmental regulation and availability of funds for development expenditures. Inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of the Debtors’ reserves.

Actual future production, oil, natural gas and NGL prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil, natural gas and NGL reserves will vary and could vary significantly from the Debtors’ estimates shown in this report, which in turn could have a negative effect on the value of the Debtors’ assets. In addition, from time to time in the future, the Debtors will adjust estimates of proved reserves, potentially in material amounts, to reflect production history, results of exploration and development, changes in oil, natural gas and NGL prices and other factors, many of which are beyond the Debtors’ control.

29.	The Debtors Will Not Know Conclusively Prior to Drilling Whether Oil or Natural Gas Will Be Present in Sufficient Quantities to be Economically Producible.

The cost of drilling, completing and operating any well is often uncertain, and new wells may not be productive or may suffer from declining production faster than anticipated. The use of seismic data and other technologies and the study of producing fields in the same area do not enable the Debtors to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in sufficient quantities to be economically viable. During 2015, the Debtors completed a total of 176 gross wells, none of which were identified as dry wells. If the Debtors drill additional wells that they identify as dry wells in their current and future prospects, their drilling success rate may decline and materially harm their business.

30.	Properties Acquired by the Debtors May Not Produce as Projected, and the Debtors May Be Unable to Determine Reserve Potential, Identify Liabilities Associated with the Properties or Obtain Protection from Sellers Against Them.

The Debtors’ initial technical reviews of properties they acquires are necessarily limited because an in-depth review of every individual property involved in each acquisition generally is not feasible. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well and environmental problems, such as soil or ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the Debtors may assume certain environmental and other risks and liabilities in connection with acquired properties, and such risks and liabilities could have a material adverse effect on their results of operations and financial condition.

31.	The Development of the Debtors’ Proved Undeveloped Reserves May Take Longer and May Require Higher Levels of Capital Expenditures Than the Debtors Currently Anticipate.

As of December 31, 2015, approximately 19.7% of the Debtors’ total reserves were proved undeveloped reserves. Development of these reserves may take longer and require higher levels of capital expenditures than the Debtors currently anticipate. SandRidge recently acquired approximately 135,000 net acres in Jackson County, Colorado in the North Park Basin. SandRidge estimates there to be approximately 27.6 MMboe of proved reserves in the North Park Basin, of which approximately 81% is anticipated to be oil. Significant capital expenditures will be necessary to realize the full potential of these assets. Therefore, recoveries from these fields may not match current expectations. Delays in the development of the Debtors’ reserves or increases in costs to drill and develop such reserves will reduce the PV-10 value of the Debtors’ estimated proved undeveloped reserves and future net revenues estimated for such reserves.

32.	A Significant Portion of the Debtors’ Operations Are Located in the Mid-Continent Region, Making Them Vulnerable to Risks Associated with Operating in a Limited Number of Major Geographic Areas.

As of December 31, 2015, approximately 79.8% of the Debtors’ proved reserves and approximately 88.5% of their annual production was located in the Mid-Continent. This concentration could disproportionately expose the Debtors to operational and regulatory risk in these areas. This relative lack of diversification in location of their key operations could expose the Debtors to adverse developments in these areas or the oil and natural gas markets, including, for example, transportation or treatment capacity constraints, curtailment of production due to weather, electrical outages, treatment plant closures for scheduled maintenance or other factors. These factors could have a significantly greater impact on the Debtors’ financial condition, results of operations and cash flows than if the Debtors’ properties were more diversified.

33.	The Debtors’ Development and Exploration Operations Require Substantial Capital, and the Debtors May be Unable to Obtain Needed Capital or Financing on Satisfactory Terms, Which Could Lead to a Loss of Properties and a Decline in the Debtors’ oil, natural gas and NGL Reserves.

The oil and natural gas industry is capital intensive. The Debtors make substantial capital expenditures in their business and operations for the exploration, development, production and acquisition of oil, natural gas and NGL reserves. Historically, the Debtors have financed capital expenditures primarily with proceeds from asset sales and from the sale of equity and debt securities and cash generated by operations. In particular, the Debtors had cash flow from operations of $373.5 million, $621.1 million and $868.6 million, for the years ended December 31, 2015, 2014 and 2013, respectively. However, as a result of sustained depressed commodity prices, the capital markets that the Debtors have historically accessed are currently constrained to such an extent that debt or equity capital raises are practically unfeasible. If the debt and equity capital markets do not improve, the Debtors may be unable to implement their drilling and development plans or otherwise carry out their business strategy as expected. The Debtors’ cash flow from operations and access to capital are subject to a number of variables, including:

•	the prices at which oil, natural gas and NGLs are sold;

•	the Debtors’ proved reserves;

•	the level of oil, natural gas and NGLs they are able to produce from existing wells;

•	the Debtors’ ability to acquire, locate and produce new reserves; and

•	the Debtors’ capital and operating costs.

Oil prices fell sharply in the latter half of 2014 and have continued to decline throughout 2015 and into 2016, and continued low prices will reduce the Debtors’ revenues and cash flow from operations. Reductions in the Debtors’ revenues and cash flow from operations, whether as a result of lower oil, natural gas and NGL prices, lower production, declines in reserves or for any other reason, may limit the Debtors’ ability to obtain the capital necessary to sustain their operations at desired levels. The Debtors significantly lowered their capital expenditures plans for 2015 and 2016 due primarily to sustained low commodity prices. If prices remain at low levels and the Debtors are unable to obtain additional financing, it may be necessary for the Debtors to further reduce or even suspend their capital expenditures.

Disruptions in the global financial and capital markets also could adversely affect the Debtors’ ability to obtain debt or equity financing on favorable terms, or at all. The failure to obtain additional financing could result in a curtailment of the Debtors’ operations relating to exploration and development of their prospects, which in turn could lead to a possible loss of properties and a decline in the Debtors’ oil, natural gas and NGL reserves.

34.	Legislation or Regulatory Initiatives Intended to Address Seismic Activity Are Restricting and Could Restrict the Debtors’ Ability to Dispose of Saltwater Produced Alongside the Debtors’ Hydrocarbons, Which Could Limit the Debtors’ Ability to Produce Oil and Natural Gas Economically and Have a Material Adverse Effect on the Debtors’ business.

Large volumes of saltwater produced alongside the Debtors’ oil, natural gas, and NGLs in connection with drilling and production operations are disposed of pursuant to permits issued by governmental authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent operating constraints or new monitoring and reporting requirements, owing to, among other things, concerns of the public or governmental authorities regarding such gathering or disposal activities.

Evaluation of seismic incidents and whether or to what extent those events are induced by the injection of saltwater into disposal wells continues to evolve, as governmental authorities consider new and/or past seismic incidents in areas where salt water disposal activities occur or are proposed to be performed. The adoption of any new laws, regulations, or directives that restrict the Debtors’ ability to dispose of saltwater generated by production and development activities, whether by plugging back the depths of disposal wells, reducing the volume of salt water disposed in such wells, restricting disposal well locations or otherwise, or by requiring the Debtors to shut down disposal wells, which could negatively affect the economic lives of the Debtors’ properties.

The adoption and implementation of any new laws, regulations or legal directives that restrict the Debtors’ ability to dispose of saltwater, by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring the Debtors to shut down disposal wells, could require the Debtors or the operators of wells in which the Debtors have interests to shut in a substantial number of such wells and, accordingly, could materially and adversely affect the Debtors’ business, financial condition and results of operations.

35.	The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases

The Debtors are currently subject to or interested in certain legal proceedings, some of which may adversely affect the Debtors. In the future, the Reorganized Debtors may become party to litigation. In general, litigation can be expensive and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect the Reorganized Debtors’ financial results. It is also possible that certain parties will commence litigation with respect to the treatment of their Claims under the Plan. It is not possible to predict the potential litigation that the Reorganized Debtors may become party to, nor the final resolution of such litigation. The impact of any such litigation on the Reorganized Debtors’ businesses and financial stability, however, could be material.

36.	The Loss of Key Personnel Could Adversely Affect the Debtors’ Operations

The Debtors’ operations are dependent on a relatively small group of key management personnel, including the Debtors’ executive officers. The Debtors’ recent liquidity issues and the Chapter 11 Cases have created distractions and uncertainty for key management personnel and employees. As a result, the Debtors have experienced and may continue to experience increased levels of employee attrition. Because competition for experienced personnel in the oil and gas industry can be significant, the Debtors may be unable to find acceptable replacements with comparable skills and experience and the loss of such key management personnel could adversely affect the Debtors’ ability to operate their businesses. In addition, a loss of key personnel or material erosion of employee morale at the corporate and/or field levels could have a material adverse effect on the Debtors’ ability to meet customer and counterparty expectations, thereby adversely affecting the Debtors’ businesses and the results of operations.

37.	Certain Claims May Not Be Discharged and Could Have a Material Adverse Effect on the Debtors’ Financial Condition and Results of Operations

The Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all claims that arise prior to the Debtors’ filing a petition for reorganization under the Bankruptcy Code or before confirmation of the plan of reorganization (a) would be subject to compromise and/or treatment under the plan of reorganization and/or (b) would be discharged in accordance with the terms of the plan of reorganization. Any claims not ultimately discharged through a plan of reorganization could be asserted against the reorganized entity and may have an adverse effect on the Reorganized Debtors’ financial condition and results of operations on a post-reorganization basis.

XIII.	SOLICITATION AND VOTING PROCEDURES

This Disclosure Statement, which is accompanied by a Ballot or Ballots to be used for voting on the Plan, is being distributed to the Holders of Claims in those Classes that are entitled to vote to accept or reject the Plan. The procedures and instructions for voting and related deadlines are set forth in the exhibits annexed to the Disclosure Statement Order, which is attached hereto as Exhibit C.

The Disclosure Statement Order is incorporated herein by reference and should be read in conjunction with this Disclosure Statement and in formulating a decision to vote to accept or reject the Plan.

THE DISCUSSION OF THE SOLICITATION AND VOTING PROCESS SET FORTH IN THIS

DISCLOSURE STATEMENT IS ONLY A SUMMARY.

PLEASE REFER TO THE DISCLOSURE STATEMENT ORDER ATTACHED HERETO FOR A MORE

COMPREHENSIVE DESCRIPTION OF THE SOLICITATION AND VOTING PROCESS.

A.	Holders of Claims Entitled to Vote on the Plan

Under the provisions of the Bankruptcy Code, not all Holders of claims against a debtor are entitled to vote on a chapter 11 plan. The table in section IV.C of this Disclosure Statement, which begins on page 11 hereof, provides a summary of the status and voting rights of each Class (and, therefore, of each Holder within such Class absent an objection to the Holder’s Claim) under the Plan.

As shown in the table, the Debtors are soliciting votes to accept or reject the Plan only from Holders of Claims in Classes 3, 4, and 5 (collectively, the “Voting Classes”). The Holders of Claims in the Voting Classes are Impaired under the Plan and may, in certain circumstances, receive a distribution under the Plan. Accordingly, Holders of Claims in the Voting Classes have the right to vote to accept or reject the Plan.

The Debtors are not soliciting votes from Holders of Claims and Interests in Classes 1, 2, 6, 7, 8, or 9. Additionally, the Disclosure Statement Order provides that certain Holders of Claims in the Voting Classes, such as those Holders whose Claims have been disallowed or are subject to a pending objection, are not entitled to vote to accept or reject the Plan.

B.	Voting Record Date

The Voting Record Date is July 15, 2016. The Voting Record Date is the date on which it will be determined which Holders of Claims in the Voting Classes are entitled to vote to accept or reject the Plan and whether Claims have been properly assigned or transferred under Bankruptcy Rule 3001(e) such that an assignee or transferee, as applicable, can vote to accept or reject the Plan as the Holder of a Claim.

C.	Voting on the Plan

The Voting Deadline is August 4, 2016, at 4:00 p.m. prevailing Central Time. In order to be counted as votes to accept or reject the Plan, all ballots must be properly executed, completed, and delivered in accordance with the instructions on your ballot so that the ballots are actually received by the Debtors’ voting and claims agent (the “Voting and Claims Agent”) on or before the Voting Deadline:

D.	Ballots Not Counted

No ballot will be counted toward Confirmation if, among other things: (1) it is illegible or contains insufficient information to permit the identification of the Holder of the Claim; (2) it was transmitted by facsimile, email, or other electronic means not specifically approved pursuant to the Disclosure Statement Order; (3) it was cast by an entity that is not entitled to vote on the Plan; (4) it was cast for a Claim listed in the Debtors’ schedules as contingent, unliquidated, or disputed for which the applicable Bar Date has passed and no proof of claim was timely filed; (5) it was cast for a Claim that is subject to an objection pending as of the Voting Record Date (unless temporarily allowed in accordance with the Disclosure Statement Order); (6) it was sent to the Debtors, the Debtors’ agents/representatives (other than the Voting and Claims Agent), an indenture trustee, or the Debtors’ financial or legal advisors instead of the Voting and Claims Agent; (7) it is unsigned; or (8) it is not clearly marked to either accept or reject the Plan or it is marked both to accept and reject the Plan. Please refer to the Disclosure Statement Order for additional requirements with respect to voting to accept or reject the Plan.

IF YOU HAVE ANY QUESTIONS ABOUT THE SOLICITATION OR VOTING PROCESS,

PLEASE CONTACT THE VOTING AND CLAIMS AGENT TOLL-FREE (844) 276-3028.

ANY BALLOT RECEIVED AFTER THE VOTING DEADLINE OR OTHERWISE

NOT IN COMPLIANCE WITH THE SOLICITATION ORDER WILL NOT BE COUNTED.

XIV.	CONFIRMATION OF THE PLAN

A.	Requirements for Confirmation of the Plan

Among the requirements for Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code are: (1) the Plan is accepted by all Impaired Classes of Claims or Interests, or if rejected by an Impaired Class, the Plan “does not discriminate unfairly” and is “fair and equitable” as to the rejecting Impaired Class; (2) the Plan is feasible; and (3) the Plan is in the “best interests” of Holders of Claims and Interests.

At the Confirmation Hearing, the Bankruptcy Court will determine whether the Plan satisfies all of the requirements of section 1129 of the Bankruptcy Code. The Debtors believe that: (1) the Plan satisfies, or will satisfy, all of the necessary statutory requirements of chapter 11; (2) the Debtors have complied, or will have complied, with all of the necessary requirements of chapter 11; and (3) the Plan has been proposed in good faith.

B.	Best Interests of Creditors/Liquidation Analysis

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires that a bankruptcy court find, as a condition to confirmation, that a chapter 11 plan provides, with respect to each impaired class, that each Holder of a claim or an equity interest in such impaired class either (1) has accepted the plan or (2) will receive or retain under the plan property of a value that is not less than the amount that the non-accepting holder would receive or retain if the debtors liquidated under chapter 7.

Attached hereto as Exhibit F and incorporated herein by reference is a liquidation analysis (the “Liquidation Analysis”) prepared by the Debtors with the assistance of Alvarez & Marsal North America, LLC, the Debtors’ financial advisor. As reflected in the Liquidation Analysis, the Debtors believe that liquidation of the Debtors’ businesses under chapter 7 of the Bankruptcy Code would result in substantial diminution in the value to be realized by Holders of Claims as compared to distributions contemplated under the Plan. Consequently, the Debtors and their management believe that Confirmation of the Plan will provide a substantially greater return to Holders of Claims than would a liquidation under chapter 7 of the Bankruptcy Code.

If the Plan is not confirmed, and the Debtors fail to propose and confirm an alternative plan of reorganization, the Debtors’ businesses may be liquidated pursuant to the provisions of a chapter 11 liquidating plan. In liquidations under chapter 11, the Debtors’ assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7. Thus, a chapter 11 liquidation may result in larger recoveries than a chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Any distribution to Holders of Claims under a chapter 11 liquidation plan would most likely be substantially delayed. Most importantly, the Debtors believe that any distributions to creditors in a chapter 11 liquidation scenario would fail to capture the significant going concern value of their businesses, which is reflected in the New Common Stock to be distributed under the Plan. Accordingly, the Debtors believe that a chapter 11 liquidation would not result in distributions as favorable as those under the Plan.

C.	Feasibility

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of a plan of reorganization is not likely to be followed by the liquidation, or the need for further financial reorganization of the debtor, or any successor to the debtor (unless such liquidation or reorganization is proposed in such plan of reorganization).

To determine whether the Plan meets this feasibility requirement, the Debtors have analyzed their ability to meet their respective obligations under the Plan. As part of this analysis, the Debtors have prepared the Financial Projections. Based upon the Financial Projections, the Debtors believe that they will be a viable operation following their emergence from chapter 11 and that the Plan will meet the feasibility requirements of the Bankruptcy Code. The Financial Projections are attached hereto as Exhibit D and incorporated herein by reference.

D.	Acceptance by Impaired Classes

The Bankruptcy Code requires, as a condition to confirmation, except as described in the following section, that each class of claims or equity interests impaired under a plan, accept the plan. A class that is not “impaired” under a plan is deemed to have accepted the plan and, therefore, solicitation of acceptances with respect to such a class is not required.8

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds in a dollar amount and more than one-half in a number of allowed claims in that class, counting only those claims that have actually voted to accept or to reject the plan. Thus, a class of claims will have voted to accept the plan only if two-thirds in amount and a majority in number actually cast their ballots in favor of acceptance.

E.	Confirmation Without Acceptance by All Impaired Classes

Section 1129(b) of the Bankruptcy Code allows a bankruptcy court to confirm a plan even if all impaired classes have not accepted it; provided, however, the plan has been accepted by at least one impaired class. Pursuant to section 1129(b) of the Bankruptcy Code, notwithstanding an impaired class’s rejection or deemed rejection of the plan, the plan will be confirmed, at the plan proponent’s request, in a procedure commonly known as a “cramdown” so long as the plan does not “discriminate unfairly” and is “fair and equitable” with respect to each class of claims or equity interests that is impaired under, and has not accepted, the plan.

If any Impaired Class rejects the Plan, the Debtors reserve the right to seek to confirm the Plan utilizing the “cramdown” provision of section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class rejects the Plan or is deemed to have rejected the Plan, the Debtors will request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to alter, amend, modify, revoke, or withdraw the Plan or any Plan Supplement document in a manner consistent with the Restructuring Support Agreement, including the right to amend or modify the Plan or any Plan Supplement document to satisfy the requirements of section 1129(b) of the Bankruptcy Code.

[8]	A class of claims is “impaired” within the meaning of section 1124 of the Bankruptcy Code unless the plan (a) leaves unaltered the legal, equitable and contractual rights to which the claim or equity interest entitles the holder of such claim or equity interest or (b) cures any default, reinstates the original terms of such obligation, compensates the holder for certain damages or losses, as applicable, and does not otherwise alter the legal, equitable, or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

1.	No Unfair Discrimination

The “unfair discrimination” test applies to classes of claims or interests that are of equal priority and are receiving different treatment under a plan. The test does not require that the treatment be the same or equivalent, but that treatment be “fair.” In general, bankruptcy courts consider whether a plan discriminates unfairly in its treatment of classes of claims of equal rank (e.g., classes of the same legal character). Bankruptcy courts will take into account a number of factors in determining whether a plan discriminates unfairly. A plan could treat two classes of unsecured creditors differently without unfairly discriminating against either class.

2.	Fair and Equitable Test

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100 percent of the amount of the allowed claims in the class. As to the dissenting class, the test sets different standards depending upon the type of claims or equity interests in the class.

The Debtors submit that if the Debtors “cramdown” the Plan pursuant to section 1129(b) of the Bankruptcy Code, the Plan is structured so that it does not “discriminate unfairly” and satisfies the “fair and equitable” requirement. With respect to the unfair discrimination requirement, all Classes under the Plan are provided treatment that is substantially equivalent to the treatment that is provided to other Classes that have equal rank. The Debtors believe that the Plan and the treatment of all Classes of Claims and Interests under the Plan satisfy the foregoing requirements for nonconsensual Confirmation of the Plan.

F.	Valuation of the Debtors

In conjunction with formulating the Plan and satisfying its obligations under section 1129 of the Bankruptcy Code, the Debtors determined that it was necessary to estimate the post-Confirmation going concern value of the Debtors. The Valuation Analysis is set forth in Exhibit E attached hereto and incorporated herein by reference.

XV.	CERTAIN SECURITIES LAW MATTERS

A.	New Common Stock and Warrants

As discussed herein, the Plan provides for SandRidge to distribute New Common Stock and Warrants to the Second Lien Lenders and Holder of General Unsecured Claims, as applicable.

The Debtors believe that the class of New Common Stock and Warrants will be “securities,” as defined in section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code and any applicable state securities law (a “Blue Sky Law”). The Debtors further believe that the offer and sale of the New Common Stock and Warrants pursuant to the Plan are, and subsequent transfers of the New Common Stock and Warrants by the holders thereof that are not “underwriters” (as defined in section 2(a)(11) of the Securities Act and in the Bankruptcy Code) will be, exempt from federal and state securities registration requirements under various provisions of the Securities Act, the Bankruptcy Code, and any applicable state Blue Sky Law.

B.	Issuance and Resale of New Common Stock Under the Plan

1.	Private Placement Exemptions

All shares of New Common Stock and Warrants issued under the Plan will be issued without registration under the Securities Act or any similar federal, state, or local law in reliance upon either (a) section 1145 of the Bankruptcy Code or (b) section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. All shares of

New Common Stock and Warrants issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

Persons who purchase the New Common Stock or Warrants pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will hold “restricted securities.” Resales of such restricted securities would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Holders of restricted securities would, however, be permitted to resell New Common Stock and Warrants without registration if they are able to comply with the applicable provisions of Rule 144 or Rule 144A under the Securities Act, or if such securities are registered with the Securities and Exchange Commission.

RECIPIENTS OF NEW COMMON STOCK AND WARRANTS ARE ADVISED TO CONSULT WITH THEIR OWN LEGAL ADVISORS AS TO THE AVAILABILITY OF ANY EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE BLUE SKY LAW.

2.	Resale of New Common Stock; Definition of Underwriter

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as one who, except with respect to “ordinary trading transactions” of an entity that is not an “issuer”: (a) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest; (b) offers to sell securities offered or sold under a plan for the holders of such securities; (c) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (i) with a view to distribution of such securities and (ii) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or (d) is an issuer of the securities within the meaning of section 2(a)(11) of the Securities Act. In addition, a Person who receives a fee in exchange for purchasing an issuer’s securities could also be considered an underwriter within the meaning of section 2(a)(11) of the Securities Act.

The definition of an “issuer” for purposes of whether a Person is an underwriter under section 1145(b)(1)(D) of the Bankruptcy Code, by reference to section 2(a)(11) of the Securities Act, includes as “statutory underwriters” all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. The reference to “issuer,” as used in the definition of “underwriter” contained in section 2(a)(11) of the Securities Act, is intended to cover “Controlling Persons” of the issuer of the securities. “Control,” as defined in Rule 405 of the Securities Act, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to be a “Controlling Person” of the debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of the reorganized debtor’s or its successor’s voting securities. In addition, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns ten percent or more of a class of securities of a reorganized debtor may be presumed to be a “Controlling Person” and, therefore, an underwriter.

Resales of the New Common Stock or Warrants by Entities deemed to be “underwriters” (which definition includes “Controlling Persons”) are not exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Under certain circumstances, holders of New Common Stock or Warrants who are deemed to be “underwriters” may be entitled to resell their New Common Stock or Warrants pursuant to the limited safe harbor resale provisions of Rule 144 of the Securities Act. Generally, Rule 144 of the Securities Act would permit the public sale of securities received by such Person if the required holding period has been met and, under certain circumstances, current information regarding the issuer is publicly available and volume limitations, manner of sale requirements and certain other conditions are met. Whether any particular Person would be deemed to be an “underwriter” (including whether the Person is a “Controlling Person”) with respect to the New Common Stock or Warrants would depend upon various facts and circumstances applicable to that Person. Accordingly, the Debtors express no view as to whether any Person would be deemed an “underwriter” with respect to the New Common Stock and Warrants and, in turn, whether any Person may freely resell New Common Stock and Warrants. The Debtors recommend that potential recipients of New Common Stock consult their own counsel concerning their ability to freely trade such securities without compliance with the federal law and any applicable state Blue Sky Law.

The securities issued under the Plan pursuant to section 1145 of the Bankruptcy Code generally may be resold, provided the seller is not deemed an underwriter, without registration under state securities laws pursuant to various exemptions provided by the respective laws of those states. However, the availability of such state exemptions depends on the securities laws of each state, and Holders of Claims may wish to consult with their own legal advisors regarding the availability of these exemptions in their particular circumstances.

3.	New Common Stock / Employee Incentive Plan

The Plan contemplates the implementation of the Employee Incentive Plan, which will be included with the Plan Supplement and will reserve cash incentives and equity grants equal to up to 10 percent of the New Common Stock (on a fully diluted basis) for distribution to continuing officers, directors, and employees of the Reorganized Debtors.

XVI.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

A.	Introduction

The following discussion summarizes certain United States (“U.S.”) federal income tax consequences of the implementation of the Plan to the Debtors, the Reorganized Debtors, and certain holders of Claims. This summary is based on the Tax Code, the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions and published administrative rules, and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof (collectively, “Applicable Tax Law”). Changes in the rules or new interpretations of the rules may have retroactive effect and could significantly affect the U.S. federal income tax consequences described below. The Debtors have not requested, and do not intend to request, any ruling or determination from the IRS or any other taxing authority with respect to the tax consequences discussed herein, and the discussion below is not binding upon the IRS or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position than any position discussed herein.

This summary does not address foreign, state, or local tax consequences of the Plan, nor does it purport to address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its individual circumstances or to a holder that may be subject to special tax rules (such as Persons who are related to the Debtors within the meaning of the Tax Code, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax exempt organizations, pass-through entities, beneficial owners of pass-through entities, subchapter S corporations, persons who hold Claims or who will hold the New Common Stock as part of a straddle, hedge, conversion transaction, or other integrated investment, persons using a mark-to-market method of accounting, and holders of Claims who are themselves in bankruptcy). Furthermore, this summary assumes that a holder of a Claim holds only Claims in a single Class and holds a Claim only as a “capital asset” (within the meaning of section 1221 of the Tax Code). This summary also assumes that the various debt and other arrangements to which any of the Debtors are a party will be respected for U.S. federal income tax purposes in accordance with their form, and that the Claims constitute interests in the Debtors “solely as a creditor” for purposes of section 897 of the Tax Code. This summary does not discuss differences in tax consequences to holders of Claims that act as New Equity Parties or otherwise act or receive consideration in a capacity other than any other holder of a Claim of the same Class or Classes, and the tax consequences for such holders may differ materially from that described below.

For purposes of this discussion, a “U.S. Holder” is a holder of a Claim that is: (1) an individual citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. For purposes of this discussion, a “non-U.S. Holder” is any holder of a Claim that is not a U.S. holder other than any partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of a Claim, the tax treatment of a partner (or other beneficial owner) generally will depend upon the status of the partner (or other beneficial owner) and the activities of the entity. Partners (or other beneficial owners) of partnerships (or other pass-through entities) that are Holders of Claims should consult their respective tax advisors regarding the U.S. federal income tax consequences of the Plan.

ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM OR INTEREST. ALL HOLDERS OF CLAIMS OR INTERESTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF THE PLAN.

B.	Certain U.S. Federal Income Tax Consequences to the Debtors and the Reorganized Debtors

4.	Cancellation of Debt and Reduction of Tax Attributes

In general, absent an exception, a debtor will realize and recognize cancellation of debt income (“COD Income”) upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. The amount of COD Income, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied, over (b) the sum of (i) the amount of Cash paid, (ii) the issue price of any new indebtedness of the taxpayer issued, and (iii) the fair market value of any other new consideration (including stock of the debtor) given in satisfaction of such indebtedness at the time of the exchange.

Under section 108 of the Tax Code, a debtor is not required to include COD Income in gross income if the debtor is under the jurisdiction of a court in a case under chapter 11 of the Bankruptcy Code and the discharge of debt occurs pursuant to that proceeding. Instead, as a consequence of such exclusion, a debtor must reduce its tax attributes by the amount of COD Income that it excluded from gross income pursuant to the rule discussed in the preceding sentence. In general, tax attributes will be reduced in the following order: (a) NOLs and NOL carryforwards; (b) general business credit carryovers; (c) minimum tax credit carryovers; (d) capital loss carryovers; (e) tax basis in assets; (f) passive activity loss and credit carryovers; and (g) foreign tax credit carryovers. Alternatively, a debtor with COD Income may elect first to reduce the basis of its depreciable assets pursuant to section 108(b)(5) of the Tax Code. The reduction in tax attributes occurs only after the tax for the year of the debt discharge has been determined. Any excess COD Income over the amount of available tax attributes is not subject to U.S. federal income tax and has no other U.S. federal income tax impact.

The Treasury Regulations address the method and order for applying tax attribute reduction to an affiliated group of corporations. Under these Treasury Regulations, the tax attributes of each member of an affiliated group of corporations that is excluding COD Income is first subject to reduction. To the extent the debtor member’s tax basis in stock of a lower-tier member of the affiliated group is reduced, a “look through rule” requires that a corresponding reduction be made to the tax attributes of the lower-tier member. If a debtor member’s excluded COD Income exceeds its tax attributes, the excess COD Income is applied to reduce certain remaining consolidated tax attributes of the affiliated group. Because the Plan provides that the holders of First Lien Credit Agreement Claims will receive the New First Lien Exit Facility, the holders of the Second Lien Note Claims will receive New Common Stock, New Convertible Debt, and Rights, and the holders of General Unsecured Claims will receive New Common Stock, Rights, and Warrants, the amount of COD Income, and accordingly the amount of tax attributes required to be reduced, will depend on the issue price of the New First Lien Exit Facility and the New Convertible Debt, and the fair market value of the New Common Stock, the Rights, and the Warrants. The issue price of such obligations and the fair market value of the other consideration cannot be known with certainty at this time. However, as a result of Confirmation, the Debtors expect that there will be material reductions in, or elimination of, NOLs, NOL carryforwards and other tax attributes.

The Debtors may structure the restructuring transactions as a tax-free merger of SandRidge Energy, Inc. into a newly formed successor corporation, in which case the Debtors’ taxable year may end on the Effective Date and any NOLs generated following the Effective Date would not be subject to reduction.

5.	Limitation of NOL Carryforwards and Other Tax Attributes

As of December 31, 2015, the Debtors had approximately $3.2 billion of NOLs. The Debtors expect to incur significant additional NOLs in 2016. Following Confirmation, the Debtors anticipate that any remaining NOLs, NOL carryover, capital loss carryover, tax credit carryovers, and certain other tax attributes (such as losses and deductions that have accrued economically but are unrecognized as of the date of the ownership change) of the Reorganized Debtors allocable to periods before the Effective Date (collectively, the Pre-Change Losses”) may be subject to limitation or elimination under sections 382 and 383 of the Tax Code as a result of an “ownership change” of the Reorganized Debtors by reason of the transactions pursuant to the Plan.

Under sections 382 and 383 of the Tax Code, if a corporation undergoes an “ownership change,” the amount of its Pre-Change Losses that may be utilized to offset future taxable income generally is subject to an annual limitation. The rules of section 382 of the Tax Code are complicated, but as a general matter, the Debtors anticipate that the distribution of the New Common Stock pursuant to the Plan will result in an “ownership change” of the Reorganized Debtors for these purposes, and that the Reorganized Debtors’ use of their Pre-Change Losses will be subject to limitation unless an exception to the general rules of section 382 of the Tax Code applies.

For this purpose, if a corporation (or consolidated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then generally built-in losses (including amortization or depreciation deductions attributable to such built-in losses) recognized during the following five years (up to the amount of the original net unrealized built-in loss) will be treated as Pre-Change Losses and similarly will be subject to the annual limitation. In general, a corporation’s (or consolidated group’s) net unrealized built-in loss will be deemed to be zero unless it is greater than the lesser of (a) $10,000,000 or (b) 15 percent of the fair market value of its assets (with certain adjustments) before the ownership change.

(a)	General Section 382 Annual Limitation

In general, the amount of the annual limitation to which a corporation that undergoes an “ownership change” would be subject is equal to the product of (a) the fair market value of the stock of the corporation immediately before the “ownership change” (with certain adjustments) multiplied by (b) the “long-term tax-exempt rate” (which is the highest of the adjusted federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the “ownership change” occurs: 2.25 percent for June 2016). The section 382 Limitation may be increased to the extent that the Debtors recognize certain built-in gains in their assets during the five-year period following the ownership change, or are treated as recognizing built-in gains pursuant to the safe harbors provided in IRS Notice 2003-65. Section 383 of the Tax Code applies a similar limitation to capital loss carryforwards and tax credits. Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. As discussed below, however, special rules may apply in the case of a corporation that experiences an ownership change as the result of a bankruptcy proceeding.

(b)	Special Bankruptcy Exceptions

An exception to the foregoing annual limitation rules generally applies when so-called “qualified creditors” of a debtor corporation in chapter 11 receive, in respect of their Claims, at least 50 percent of the vote and value of the stock of the reorganized debtor (or a controlling corporation if also in chapter 11) pursuant to a confirmed chapter 11 plan (the “382(l)(5) Exception”). Under the 382(l)(5) Exception, a debtor’s Pre-Change Losses are not limited on an annual basis, but, instead, NOL carryforwards will be reduced by the amount of any interest deductions claimed during the three taxable years preceding the effective date of the plan of reorganization, and during the part of the taxable year prior to and including the effective date of the plan of reorganization, in respect of all debt converted into stock in the reorganization. If the 382(l)(5) Exception applies and the Reorganized Debtors undergo another “ownership change” within two years after the Effective Date, then the Reorganized Debtors’ Pre-Change Losses thereafter would be effectively eliminated in their entirety.

Where the 382(l)(5) Exception is not applicable to a corporation in bankruptcy (either because the debtor does not qualify for it or the debtor otherwise elects not to utilize the 382(l)(5) Exception), a second special rule will generally apply (the “382(l)(6) Exception”). Under the 382(l)(6) Exception, the annual limitation will be calculated by reference to the lesser of the value of the debtor corporation’s new stock (with certain adjustments) immediately after the ownership change or the value of such debtor corporation’s assets (determined without regard to liabilities) immediately before the ownership change. This differs from the ordinary rule that requires the fair market value of a debtor corporation that undergoes an “ownership change” to be determined before the events giving rise to the change. The 382(l)(6) Exception also differs from the 382(l)(5) Exception in that under it the debtor corporation is not required to reduce their NOL carryforwards by the amount of interest deductions claimed within the prior three-year period, and the debtor may undergo a change of ownership within two years without automatically triggering the elimination of its Pre-Change Losses. The resulting limitation would be determined under the regular rules for ownership changes.

It is possible that the Debtors will not qualify for the 382(l)(5) Exception. Alternatively, the Reorganized Debtors may decide to elect out of the 382(l)(5) Exception, particularly if it appears likely that another ownership change will occur within two years after emergence. In either case, the Debtors expect that their use of the Pre-Change Losses (if any) after the Effective Date will be subject to limitation based on the rules discussed above, but taking into account the 382(l)(6) Exception. Regardless of whether the Reorganized Debtors take advantage of the 382(l)(6) Exception or the 382(l)(5) Exception, the Reorganized Debtors’ use of their Pre-Change Losses after the Effective Date may be adversely affected if an “ownership change” within the meaning of section 382 of the Tax Code were to occur after the Effective Date.

6.	Alternative Minimum Tax

In general, an alternative minimum tax (“AMT”) is imposed on a corporation’s alternative minimum taxable income (“AMTI”) at a 20 percent rate to the extent such tax exceeds the corporation’s regular federal income tax for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, certain tax deductions and other beneficial allowances are modified or eliminated. For example, except for alternative tax NOLs generated in certain years, which can offset 100 percent of a corporation’s AMTI, only 90 percent of a corporation’s AMTI may be offset by available alternative tax NOL carryforwards. The effect of this rule could cause the Reorganized Debtors to owe an amount of federal and state income tax on taxable income in future years even if NOL carryforwards are available to offset that taxable income. Additionally, under section 56(g)(4)(G) of the Tax Code, an ownership change (as discussed above) that occurs with respect to a corporation having a net unrealized built-in loss in its assets will cause, for AMT purposes, the adjusted basis of each asset of the corporation immediately after the ownership change to be equal to its proportionate share (determined on the basis of respective fair market values) of the fair market value of the assets of the corporation, as determined under section 382(h) of the Tax Code, immediately before the ownership change, the effect of which may increase the amount of AMT owed by the Reorganized Debtors.

7.	Interest Deductions on New Convertible Debt

As discussed below, the treatment of the New Convertible Debt for U.S. federal income tax purposes is uncertain. If the New Convertible Debt were treated as debt for U.S. federal income tax purposes, the Reorganized Debtors would likely not be entitled to an income tax deduction on interest attributable to original issuediscount (“OID”) with respect to the New Convertible Debt as it accrues, nor when it is ultimately paid. A debt instrument generally has OID if its “stated redemption price at maturity” exceeds its “issue price” by more than a de minimis amount. If the New Convertible Debt were treated as debt for U.S. federal income tax purposes, the Debtors would expect to take the position that the New Convertible Debt would be treated as issued for nonmoney property that is publicly-traded within the meaning of applicable tax regulations, and thus the “issue price” of the New Convertible Debt would equal its fair market value as of the Effective Date. A debt instrument’s stated redemption price at maturity includes all principal and interest payable over the term of the debt instrument, other than qualified stated interest.

C.	Certain U.S. Federal Income Tax Consequences to Certain U.S. Holders of Claims

The following discussion assumes that the Debtors will undertake the restructuring transactions currently contemplated by the Plan. Holders of Claims and Interests are urged to consult their tax advisors regarding the tax consequences of the restructuring transactions.

8.	Consequences to U.S. Holders of Class 3 Claims

Pursuant to the Plan, in exchange for full and final satisfaction, settlement, release and discharge of the First Lien Credit Agreement Claims, the holder of the First Lien Credit Agreement Claim shall receive either (a) a distribution of Cash and an interest in loans arising under the New First Lien Exit Facility, or (b) if the First Lien Credit Agreement is refinanced, payment in full in Cash. If the holder receives payment in full in Cash, the holder will recognize taxable gain or loss equal to the difference between (x) the amount of Cash received and (y) the holder’s adjusted tax basis in its Allowed First Lien Credit Agreement Claim (subject to “Accrued Interest” discussed in Article XV.C.12, herein). The character of such gain or loss as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, the nature of the Claim in such holder’s hands, whether the Claim was purchased at a discount, and whether and to what extent the holder previously has claimed a bad debt deduction with respect to its Claim. If recognized gain is capital gain, it generally would be long-term capital gain if the holder held its Allowed First Lien Credit Agreement Claim for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations as discussed below. To the extent that Cash received in exchange for its Allowed First Lien Credit Agreement Claim is allocable to accrued but untaxed interest, the holder may recognize ordinary income. See “Accrued Interest” and “Market Discount” in Articles XV.C.12 and XV.C.13, respectively, which begin on page 78 herein.

If the First Lien Credit Agreement is not refinanced, the extent to which the holder of such First Lien Credit Agreement Claim recognizes gain or loss as a result of such exchange depends, in part, on whether the exchange qualifies as a tax-free exchange of securities in pursuit of a plan of reorganization (within the meaning of applicable tax rules), which in turn depends on whether the debt underlying the First Lien Credit Agreement Claim surrendered and the debt constituting the New First Lien Exit Facility are treated as a “securities” for the reorganization provisions of the Tax Code.

(a)	Treatment of a Debt Instrument as a “Security”

Whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable, or contingent, and whether such payments are made on a current basis or accrued. The Debtors expect to take the position, and the discussion below assumes, that both the First Lien Credit Agreement and all portions of the New First Lien Exit Facility are treated as “securities” under the applicable guidance, however, if either of the First Lien Credit Agreement or the New First Lien Exit Facility was not treated as a security, the discussion below applicable to fully taxable exchanges would apply to the exchange of the First Lien Credit Agreement Claim for an interest in the New First Lien Exit Facility (plus Cash).

(b)	Treatment of a U.S. Holder of an Allowed First Lien Credit Agreement Claim if the Exchange of Its Claim Is Treated as an Exchange of Securities Pursuant to a Reorganization

If a debt instrument constituting a surrendered Allowed First Lien Credit Agreement Claim is treated as a “security” for U.S. federal income tax purposes, the exchange of such U.S. Holder’s Claim for the New First Lien Exit Facility should be treated as a partially tax-free exchange pursuant to a plan of reorganization. In such case, a U.S. Holder should not recognize loss with respect to the exchange and should not recognize gain (subject to

“Accrued Interest” discussed in Article XV.C.12, herein) except to the extent of Cash received. Such holder’s tax basis in its New First Lien Exit Facility interest should be equal to the U.S. Holder’s tax basis in the Allowed First Lien Credit Agreement Claim surrendered therefor (other than with respect to accrued interest) increased by any gain recognized in the transaction and reduced by the amount of Cash received in exchange therefor, and a U.S. Holder’s holding period for its interest in the New First Lien Exit Facility should include the holding period for the surrendered Allowed First Lien Credit Agreement Claim; provided that the tax basis of any New First Lien Exit Facility interest treated as received in satisfaction of accrued interest should equal the amount of such accrued interest, and the holding period for any such New First Lien Exit Facility interest should not include the holding period of the surrendered Allowed First Lien Credit Agreement Claim.

(c)	Treatment of a U.S. Holder of an Allowed First Lien Credit Agreement Claim if the Exchange of Its Claim Is not Treated as an Exchange of Securities Pursuant to a Reorganization

If the exchange of a First Lien Credit Agreement Claim for an interest in the New First Lien Exit Facility (plus Cash) is not treated as a tax-free exchange of securities pursuant to a plan of reorganization for U.S. federal income tax purposes, a U.S. Holder of a First Lien Credit Agreement Claim should be treated as exchanging its Allowed First Lien Credit Agreement Claim for the New First Lien Exit Facility and Cash in a fully taxable exchange. A U.S. Holder of an Allowed First Lien Credit Agreement Claim who is subject to this treatment should recognize gain or loss equal to the difference between (a)(i) the amount of Cash received plus (ii) the issue price of the New First Lien Exit Facility interest received, in each case to the extent not allocable to accrued but untaxed interest (see “Accrued Interest” in Article XV.C.12, herein), and (b) the U.S. Holder’s adjusted tax basis in its Allowed First Lien Credit Agreement Claim (other than the portion of basis attributable to accrued interest). The character of such gain or loss as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. Holder, the nature of the Claim in such U.S. Holder’s hands, whether the Claim was purchased at a discount, and whether and to what extent the U.S. Holder has previously claimed a bad debt deduction with respect to its Claim. If recognized gain is capital gain, it generally would be long-term capital gain if the U.S. Holder held its Allowed First Lien Credit Agreement Claim for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations as discussed herein. To the extent that a portion of the New First Lien Exit Facility or Cash received in exchange for its Allowed First Lien Credit Agreement Claim is allocable to accrued but untaxed interest, the U.S. Holder may recognize ordinary income. See “Accrued Interest” and “Market Discount” in Articles XV.C.12 and XV.C.13, respectively, which begin on page 78, herein. A U.S. Holder’s tax basis in the New First Lien Exit Facility interest should equal its issue price. A U.S. Holder’s holding period for the New First Lien Exit Facility received on the Effective Date should begin on the day following the Effective Date.

9.	Consequences to U.S. Holders of Class 4 Claims

Pursuant to the Plan, in exchange for full and final satisfaction, settlement, release and discharge of the Second Lien Note Claims, the holder of such Claims shall receive: (i) 85% of the New Common Stock issued by Reorganized SandRidge on the Effective Date, subject to dilution by the Conversion Equity, Employee Incentive Plan, Rights Offering Equity, and the Warrants.; (ii) the New Convertible Debt; and (iii) the Rights, if applicable. This discussion does not address the consequences to the New Equity Parties, which may differ materially from the consequences presented below. The New Equity Parties are urged to consult their own tax advisors as to the expected tax consequences to them of participating in the Rights Offering, including any changes to such holders to the expected tax treatment described below for transactions pursuant to the Plan.

The treatment of the New Convertible Debt for U.S. federal income tax purposes is uncertain. The determination of whether an obligation represents a debt or equity interest is based on all the relevant facts and circumstances at the time the obligation is issued. The Debtors will not request any ruling from the IRS regarding the treatment of the New Convertible Debt for U.S. federal income tax purposes and the IRS or a court may conclude that the New Convertible Debt should be treated as equity for U.S. federal income tax purposes. Holders of the Second Lien Note Claims should consult their tax advisers as to the proper characterization of the New Convertible Debt for U.S. federal income tax purposes. The remainder of the discussion in this disclosure assumes that the New Convertible Debt will be treated as debt for U.S. federal income tax purposes. Whether and the extent to which the holder of such Second Lien Note Claim recognizes gain or loss as a result of the exchange of its claim for the New Common Stock, New Convertible Debt, and Rights depends, in part, on whether the exchange qualifies as an exchange of stock or securities pursuant to a tax-free reorganization, which in turn depends on whether the debt underlying the Second Lien Note Claim surrendered, the New Convertible Debt, and/or the Rights are treated as “securities” for purposes of the reorganization provisions of the Tax Code, as further described above under the discussion applicable to U.S. Holders of Class 3 Claims. The Debtors expect to take the position, and the discussion below assumes (unless otherwise indicated), that the second lien debt, the New Convertible Debt, and the Rights each constitutes a “security” for these purposes; however, there can be no assurance that the IRS would agree with this conclusion. The expected U.S. federal income tax consequences applicable to the U.S. Holders of Allowed Second Lien Note Claims in each case are described below.

(a)	Treatment of a U.S. Holder of an Allowed Second Lien Note Claim if the Exchange of Its Claim Is Treated as an Exchange of Securities Pursuant to a Reorganization

If the Second Lien Notes constitute securities, then the exchange of an Allowed Second Lien Note Claim for New Common Stock, New Convertible Debt, and Rights will be treated as an exchange of stock or securities pursuant to a plan of reorganization, and a U.S. Holder should not recognize loss with respect to the exchange and should not recognize gain (subject to “Accrued Interest” in Article XV.C.12, herein) except to the extent that the New Convertible Debt or Rights do not constitute securities. Such U.S. Holder’s total combined tax basis in its New Common Stock, New Convertible Debt, and Rights received should equal the U.S. Holder’s tax basis in the Allowed Second Lien Note Claim surrendered therefor increased by any gain and interest income recognized in the transaction and reduced by the fair market value (or issue price, in the case of the New Convertible Debt) of any New Convertible Debt or Rights received that do not constitute securities. Such combined tax basis will be divided between the New Common Stock, and the New Convertible Debt and Rights (to the extent they constitute securities) based on their relative fair market value as of the Effective Date. Subject to “Accrued Interest” discussed in Article XV.C.12 herein, a U.S. Holder’s holding period for its interest in the New Common Stock, New Convertible Debt, and Rights should include the holding period for the surrendered Allowed Second Lien Note Claim surrendered therefor. To the extent the New Convertible Debt and/or Rights do not constitute securities, such U.S. Holder would take a tax basis in such instruments equal to their fair market value (or issue price, in the case of the New Convertible Debt) and such U.S. Holder’s holding period with respect to such instruments would begin the day after the Effective Date.

(b)	Treatment of a U.S. Holder of an Allowed Second Lien Note Claim if the Exchange of Its Claim is not Treated as an Exchange of Securities Pursuant to a Reorganization

If the Second Lien Notes do not constitute securities then a U.S. Holder of a Second Lien Note Claim should be treated as exchanging its Claims for the New Common Stock, New Convertible Debt, and Rights in a fully taxable exchange. A U.S. Holder of an Allowed Second Lien Note Claim who is subject to this treatment should recognize gain or loss equal to the difference between (a) the total fair market value of the New Common Stock and Rights received and issue price of the New Convertible Debt and (b) the U.S. Holder’s adjusted tax basis in its Allowed Second Lien Note Claim (subject to “Accrued Interest” discussed in Article XV.C.12, herein). The character of such gain or loss as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. Holder, the nature of the Claim in such U.S. Holder’s hands, whether the Claim was purchased at a discount, and whether and to what extent the U.S. Holder previously has claimed a bad debt deduction with respect to its Claim. If recognized gain is capital gain, it generally would be long-term capital gain if the U.S. Holder held its Allowed Second Lien Note Claim for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations as discussed below. To the extent that a portion of the consideration received in exchange for its Allowed Second Lien Note Claim is allocable to accrued but untaxed interest, the U.S. Holder may recognize ordinary income. See “Accrued Interest” and “Market Discount” in Articles XV.C.12 and XV.C.13, respectively, which begin on page 78, herein. A U.S. Holder’s tax basis in each of the New Common Stock and Rights should be equal to their respective fair market values. A U.S. Holder tax basis in the New Convertible Debt should equal its issue price. A U.S. Holder’s holding period for each item of consideration received on the Effective Date should begin on the day following the Effective Date.

THE TAX CONSEQUENCES OF THE PLAN TO THE U.S. HOLDERS OF ALLOWED SECOND LIEN NOTE CLAIMS ARE UNCERTAIN. HOLDERS OF SUCH CLAIMS SHOULD CONSULT THEIR TAX ADVISORS REGARDING WHETHER SUCH CLAIMS COULD BE TREATED AS “SECURITIES” FOR U.S. FEDERAL INCOME TAX PURPOSES.

10.	Consequences to U.S. Holders of Class 5 Claims

Pursuant to the Plan, in exchange for full and final satisfaction, settlement, release, and discharge of the General Unsecured Claims, the holder of such Claims shall receive a Pro Rata distribution of its Pro Rata Share of: (i) $10 million in Cash; (ii) 15% of the New Common Stock; (iii) the Rights, if applicable; (iv) the Warrants; and (v) the New Building Note Proceeds (i.e., additional Cash). Whether and the extent to which the holder of a General Unsecured Claim recognizes gain or loss as a result of the exchange of its claim depends, in part, on whether the exchange qualifies as an exchange of securities pursuant to a tax-free reorganization, which in turn depends on whether the debt underlying the General Unsecured Claim surrendered is treated as a “security” of SandRidge Energy, Inc.for purposes of the reorganization provisions of the Tax Code, as further described above under the discussion applicable to U.S. Holders of Class 3 Claims. The Debtors expect to take the position that the Unsecured Senior Notes and Unsecured Convertible Notes constitute “securities” of SandRidge Energy, Inc. for these purposes, and that all General Unsecured Claims other than Unsecured Senior Notes and Unsecured Convertible Notes are not “securities” of SandRidge Energy, Inc. for these purposes; however, there can be no assurance that the IRS would agree with this conclusion. The expected U.S. federal income tax consequences applicable to the U.S. Holders of General Unsecured Claims in each case are described below.

(a)	Treatment of a U.S. Holder of an Allowed General Unsecured Claim if the Exchange of Its Claims Is Treated as an Exchange of Securities Pursuant to a Reorganization

If an Allowed Unsecured General Claim is treated as a “security” of SandRidge Energy, Inc. for purposes of the reorganization provisions of the Tax Code, a U.S. Holder should not recognize loss with respect to the exchange and should not recognize gain (subject to “Accrued Interest” in Article XV.C.12, herein) except to the extent of Cash and New Building Note Proceeds received. Such U.S. Holder’s tax basis in its New Common Stock, Warrants, and Rights received should be equal to the U.S. Holder’s tax basis in the Allowed General Unsecured Claim surrendered therefor increased by any gain and interest income recognized in the transaction and reduced by the amount of Cash and New Building Note Proceeds received in exchange therefor. Such combined tax basis will be divided between the New Common Stock, Warrants, and Rights based on their relative fair market value as of the Effective Date. Subject to “Accrued Interest” discussed in Article XV.C.12 herein, a U.S. Holder’s holding period for its interest in the New Common Stock, Warrants, and Rights should include the holding period for the surrendered Allowed General Unsecured Claim surrendered therefor.

(b)	Treatment of a U.S. Holder of an Allowed General Unsecured Claim if the Exchange of Its Claim Is not Treated as an Exchange of Securities Pursuant to a Reorganization

If an Allowed General Unsecured Claim is not treated as a “security” of SandRidge Energy, Inc. for purposes of the reorganization provisions of the Tax Code, a U.S. Holder of an Allowed General Unsecured Claim should be treated as exchanging its Claim for the New Common Stock, Cash, New Building Note Proceeds, Warrants, and Rights in a fully taxable exchange. A U.S. Holder of an Allowed General Unsecured Claim who is subject to this treatment should recognize gain or loss equal to the difference between (a) the sum of the fair market value of the New Common Stock, Warrants, Rights, and the amount of Cash and New Building Note Proceeds and (b) the U.S. Holder’s adjusted tax basis in its Allowed General Unsecured Claim (subject to “Accrued Interest” discussed in Article XV.C.12, herein). The character of such gain or loss as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. Holder, the nature of the Claim in such U.S. Holder’s hands, whether the Claim was purchased at a discount, and whether and to what extent the U.S. Holder has previously claimed a bad debt deduction with respect to its Claim. If recognized gain is capital gain, it generally would be long-term capital gain if the U.S. Holder held its Allowed General Unsecured Claim for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations as discussed below. To the extent that a portion of the consideration received in exchange for its

Allowed General Unsecured Claim is allocable to accrued but untaxed interest, the U.S. Holder may recognize ordinary income. See “Accrued Interest” and “Market Discount” in Articles XV.C.12 and XV.C.13, respectively, which begins on page 78, herein. A U.S. Holder’s tax basis in the New Common Stock, Warrants, and Rights should be equal to their respective fair market values on the Effective Date. A U.S. Holder’s holding period for each item of consideration received on the Effective Date should begin on the day following the Effective Date.

11.	Treatment of U.S. Holders of Disputed Claims

On or before the Effective Date, the Reorganized Debtors shall be authorized, but not directed, to establish one or more Disputed Claims Reserves, which Disputed Claims Reserve shall be administered by the Reorganized Debtors, to the extent applicable. The Reorganized Debtors may, in their sole discretion, hold New Common Stock, Warrants, New Building Note proceeds, and Cash in the Disputed Claims Reserve in trust for the benefit of the Holders of Claims ultimately determined to be Allowed after the Effective Date. The Debtors and the Reorganized Debtors intend to (i) treat the Disputed Claims Reserve as a “disputed ownership fund” governed by Treasury Regulation section 1.468B-9 (and make any appropriate elections) and (ii) to the extent permitted by applicable law, report consistently with the foregoing for state and local income tax purposes. Under such treatment, a separate federal income tax return shall be filed with the IRS for the Disputed Claims Reserve with respect to any income attributable to the account, and any taxes imposed on the Disputed Claims Reserve or its assets shall be paid out of the assets of the Disputed Claims Reserve.

Although not free from doubt, U.S. holders should not recognize any gain or loss on the date that the Cash is transferred by the Debtors to the Disputed Claims Reserve, but should recognize gain or loss in an amount equal to: (i) the amount of Cash actually distributed to such U.S. holder from the Disputed Claims Reserve, less (ii) the U.S. holder’s adjusted tax basis of its Claim when and to the extent Cash is actually distributed to such U.S. holder. The character of such gain or loss as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. holder, the nature of the Claim in such U.S. holder’s hands, whether the Claim was purchased at a discount, and whether and to what extent the U.S. holder previously has claimed a bad debt deduction with respect to its Claim. The deductibility of capital losses is subject to certain limitations as discussed below. See “Accrued Interest” and “Market Discount” in Articles XV.C.12 and XV.C.13, respectively, which begins on page 78, herein.

To the extent that a U.S. Holder receives distributions of cash with respect to a Claim subsequent to the Effective Date, such U.S. Holder may recognize additional gain (if such U.S. Holder is in a gain position) and a portion of such cash may be treated as imputed interest income. In addition, it is possible that the recognition of any loss realized by a U.S. Holder may be deferred until all payments have been made out of the Disputed Claims Reserve to all eligible Holders. U.S. holders are urged to consult their tax advisors regarding the possible application (and the ability to elect out) of the “installment method” of reporting any gain that may be recognized by such U.S. Holders in respect of their Claims due to the receipt of cash in a taxable year subsequent to the taxable year in which the Effective Date occurs. The discussion herein assumes that the installment method does not apply.

HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE RECOGNITION OF GAIN OR LOSS, FOR FEDERAL INCOME TAX PURPOSES, ON THE SATISFACTION OF THEIR CLAIMS.

12.	Accrued Interest

To the extent that any amount received by a U.S. Holder of a Claim is attributable to accrued but unpaid interest on the debt instruments constituting the surrendered Claim, the receipt of such amount should be taxable to the U.S. Holder as ordinary interest income (to the extent not already taken into income by the U.S. Holder). Conversely, a U.S. Holder of a Claim may be able to recognize a deductible loss (or, possibly, a write off against a reserve for worthless debts) to the extent that any accrued interest previously was included in the U.S. Holder’s gross income but was not paid in full by the Debtors. Such loss may be ordinary, but the tax law is unclear on this point.

If the fair value of the consideration is not sufficient to fully satisfy all principal and interest on Allowed Claims, the extent to which such consideration will be attributable to accrued interest is unclear. Under the Plan, the aggregate consideration to be distributed to U.S. Holders of Allowed Claims in each Class will be allocated first to the principal amount of Allowed Claims, with any excess allocated to unpaid interest that accrued on these Claims, if any. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a chapter 11 plan of reorganization is binding for U.S. federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. The IRS could take the position that the consideration received by the U.S. Holder should be allocated in some way other than as provided in the Plan. U.S. Holders of Claims should consult their own tax advisors regarding the proper allocation of the consideration received by them under the Plan.

HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE ALLOCATION OF CONSIDERATION RECEIVED IN SATISFACTION OF THEIR CLAIMS AND THE FEDERAL INCOME TAX TREATMENT OF ACCRUED BUT UNPAID INTEREST.

13.	Market Discount

Under the “market discount” provisions of the Tax Code, some or all of any gain realized by a U.S. Holder of a Claim who exchanges the Claim for an amount on the Effective Date may be treated as ordinary income (instead of capital gain), to the extent of the amount of “market discount” on the debt instruments constituting the exchanged Claim. In general, a debt instrument is considered to have been acquired with “market discount” if it is acquired other than on original issue and if its U.S. Holder’s adjusted tax basis in the debt instrument is less than (a) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or (b) in the case of a debt instrument issued with OID, its adjusted issue price, by at least a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

Any gain recognized by a U.S. Holder on the taxable disposition of a Claim that had been acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the Claim was considered to be held by the U.S. Holder (unless the U.S. Holder elected to include market discount in income as it accrued). To the extent that the Allowed Claims that were acquired with market discount are exchanged in a tax-free transaction for other property, any market discount that accrued on the Allowed Claims (i.e., up to the time of the exchange) but was not recognized by the U.S. Holder is carried over to the property received therefor and any gain recognized on the subsequent sale, exchange, redemption, or other disposition of the property is treated as ordinary income to the extent of the accrued, but not recognized, market discount.

HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF THE MARKET DISCOUNT RULES TO THEIR CLAIMS.

14.	Original Issue Discount on the New First Lien Exit Facility and the New Convertible Debt

A U.S. Holder of a Pro Rata share of the New First Lien Exit Facility or the New Convertible Debt (the “New Debt Instruments”) will be required to include stated interest on such shares of the New Debt Instruments in income in accordance with the U.S. Holder’s regular method of accounting to the extent such stated interest is “qualified stated interest.” Stated interest is “qualified stated interest” if it is payable in cash at least annually. Where stated interest payable on the Pro Rata shares of the New Debt Instruments is not payable at least annually (the “deferred” interest), such portion of the stated interest will be included in the determination of the OID on such Pro Rata shares of the loans (as set forth below).

A debt instrument generally has OID if its “stated redemption price at maturity” exceeds its “issue price” by more than a de minimis amount. The Debtors expect to take the position that the New Debt Instruments will be treated as issued for non-money property that is publicly-traded within the meaning of applicable tax regulations, and thus the “issue price” of the New Debt Instruments will equal their fair market value as of the Effective Date. A debt instrument’s stated redemption price at maturity includes all principal and interest payable over the term of the debt instrument, other than qualified stated interest.

A U.S. Holder of Pro Rata shares of a New Debt Instrument that is issued with OID generally will be required to include any OID in income over the term of such shares of the loans in accordance with a constant yield-to-maturity method, regardless of whether the U.S. Holder is a cash or accrual method taxpayer, and regardless of whether and when the U.S. Holder receives cash payments of interest on such shares of the New Debt Instrument (other than cash attributable to qualified stated interest). Accordingly, a U.S. Holder could be treated as receiving income in advance of a corresponding receipt of cash. Any OID that a U.S. Holder includes in income will increase the tax basis of the U.S. Holder in the Pro Rata shares of the applicable New Debt Instrument. A U.S. Holder of Pro Rata shares of the New Debt Instruments will not be separately taxable on any cash payments that have already been taxed under the OID rules, but will reduce its tax basis in the Pro Rata shares of such loans by the amount of such payments.

15.	Acquisition Premium/Bond Premium.

If a U.S. Holder’s initial tax basis in its interest in the New Debt Instruments is less than or equal to the stated redemption price at maturity of such interest, but greater than the issue price of such interest, the U.S. Holder will be treated as acquiring such interest in the New Debt Instruments at an “acquisition premium.” Unless an election is made, the U.S. Holder generally will reduce the amount of OID otherwise includible in gross income for an accrual period by an amount equal to the amount of OID otherwise includible in gross income multiplied by a fraction, the numerator of which is the excess of the U.S. Holder’s initial tax basis in its interest in the New Debt Instruments as applicable, over such interest’s issue price, and the denominator of which is the excess of the sum of all amounts payable on such interest (other than amounts that are qualified stated interest) over its issue price.

If a U.S. Holder’s initial tax basis in its interest in the New Debt Instruments exceeds the stated redemption price at maturity of such interest, such U.S. Holder will be treated as acquiring such interest in the New Debt Instruments with “bond premium” and will not be required to include OID, if any, in income. Such U.S. Holder generally may elect to amortize the premium over the remaining term of the New Debt Instruments on a constant yield method as an offset to interest when includible in income under such U.S. Holder’s regular accounting method. If a U.S. Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss such U.S. Holder would otherwise recognize on disposition of its interests in the New Debt Instruments.

16.	Treatment of Right to Acquire Rights Offering Units

U.S. Holders who elect not to exercise their Rights may be entitled to claim a (likely short-term capital) loss equal to amount of tax basis allocated to the unexercised Rights they receive. See “Limitation on Use of Capital Losses” in Article XV.C.17, which begins on page 80, herein. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of electing not to exercise the Rights they receive.

For a U.S. Holder electing to exercise their Rights, such a U.S. Holder will be treated as purchasing, in exchange for its applicable Rights and the amount of Cash funded by the U.S. Holder to exercise its applicable Rights, the New Common Stock it is entitled to pursuant to the terms of the exercised Rights. Any such purchase generally will be treated as the exercise of an option under general tax principles, and as such a U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes on the exercise. A U.S. Holder’s tax basis in the New Common Stock received pursuant to the exercise, will equal the sum of the amount of Cash paid by the U.S. Holder to exercise its Rights plus such U.S. Holder’s tax basis in its Rights immediately before the exercise. A U.S. Holder’s holding period for the New Common Stock received on the Effective Date pursuant to the exercise should begin on the day following the Effective Date.

The Debtors currently expect, and this discussion assumes, that the exchange by U.S. Holders of their Claims in exchange for the Rights will be treated as a separate exchange transaction that is distinct from, and occurs immediately prior to, the exercise of the Rights by such U.S. Holders electing to acquire the Rights Offering Equity. However, there can be no assurance that the IRS will agree with this treatment, and the IRS may assert that the initial exchange and the exercise of Rights pursuant to the Rights Offering (and potentially also the backstop from the New Equity Parties) should be combined as a single transaction, which may restrict U.S. Holders’ ability to claim a loss with respect to any unexercised Rights.

17.	Dividends on New Common Stock

Any distributions made on account of the New Common Stock will constitute dividends for U.S. federal income tax purposes to the extent of the current or accumulated earnings and profits of the Reorganized Debtors as determined under U.S. federal income tax principles. To the extent that a U.S. Holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed such current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the U.S. Holder’s basis in its shares. Any such distributions in excess of the U.S. Holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain.

Dividends paid to U.S. Holders that are corporations generally will be eligible for the dividends-received deduction so long as there are sufficient earnings and profits. However, the dividends-received deduction is only available if certain holding period requirements are satisfied. The length of time that a shareholder has held its stock is reduced for any period during which the shareholder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or similar transactions. In addition, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the dividends received deduction may be disallowed.

18.	Sale, Redemption, or Repurchase of New Common Stock

Unless a non-recognition provision applies, U.S. Holders generally will recognize capital gain or loss upon the sale, redemption, or other taxable disposition of New Common Stock. Subject to the recapture rules of section 108(e)(7) of the Tax Code and the discussion of market discount in Article XV.C.13, such capital gain will be long-term capital gain if at the time of the sale, exchange, retirement, or other taxable disposition, the U.S. Holder held the New Common Stock for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations as described below. Under the recapture rules of section 108(e)(7) of the Tax Code, a U.S. Holder may be required to treat gain recognized on the taxable disposition of the New Common Stock as ordinary income if such U.S. Holder took a bad debt deduction with respect to its Allowed Claim or recognized an ordinary loss on the exchange of its Allowed Claim for New Common Stock.

19.	Conversion of New Convertible Debt into New Common Stock

U.S. Holders of New Convertible Debt generally will not recognize gain or loss upon the conversion of the New Convertible Debt solely into shares of New Common Stock, other than with respect to cash received in lieu of fractional shares, which should be treated as described below, and other than amounts attributable to accrued but unpaid interest, which should be taxable as interest to the extent not previously included in income. A U.S. Holder’s tax basis in the New Common Stock received upon such a conversion (including any fractional share deemed received, but excluding any common stock attributable to accrued interest, the tax basis of which would equal its fair market value) will be the same as the U.S. Holder’s adjusted tax basis in the New Convertible Debt converted. A U.S. Holder’s holding period for such New Common Stock should include the holding period for the notes that were converted, except with respect to New Common Stock attributable to accrued interest (the holding period of which would begin the day after the New Common Stock is received).

In the event that the Reorganized Debtor delivers New Common Stock and cash upon such a conversion, the United States federal income tax treatment of the conversion is uncertain. U.S. Holders should consult their tax advisors regarding the consequences of such a conversion.

20.	Limitation on Use of Capital Losses

A U.S. Holder of a Claim who recognizes capital losses as a result of the distributions under the Plan will be subject to limits on the use of such capital losses. For a non-corporate U.S. Holder, capital losses may be used to offset any capital gains (without regard to holding periods), and also ordinary income to the extent of the lesser of (a) $3,000 ($1,500 for married individuals filing separate returns) or (b) the excess of the capital losses over the capital gains. A non-corporate U.S. Holder may carry over unused capital losses and apply them against future capital gains and a portion of their ordinary income for an unlimited number of years. For corporate U.S. Holders, capital losses may only be used to offset capital gains. A corporate U.S. Holder that has more capital losses than may be used in a tax year may carry back unused capital losses to the three years preceding the capital loss year or may carry over unused capital losses for the five years following the capital loss year.

D.	Certain U.S. Federal Income Tax Consequences to Certain Non-U.S. Holders of Claims

The following discussion assumes that the Debtors will undertake the restructuring transactions currently contemplated by the Plan and includes only certain U.S. federal income tax consequences of the Restructuring Transactions to non-U.S. Holders. The discussion does not include any non-U.S. tax considerations. The rules governing the U.S. federal income tax consequences to non-U.S. Holders are complex. Each non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, and local and the non-U.S. tax consequences of the consummation of the restructuring transactions to such non-U.S. Holders.

21.	Gain Recognition

To the extent that the restructuring transactions are treated as a taxable exchange or otherwise result in the recognition of taxable gain for U.S. federal income tax purposes, any gain realized by a non-U.S. Holder on the exchange of its Claim generally will not be subject to U.S. federal income taxation unless (a) the non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the restructuring transactions occur and certain other conditions are met or (b) such gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such non-U.S. Holder in the United States).

If the first exception applies, to the extent that any gain is taxable, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the exchange. If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain realized on the exchange in the same manner as a U.S. Holder. To claim an exemption from withholding tax, such non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI (or such successor form as the IRS designates). In addition, if such a non-U.S. Holder is a corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

22.	Interest Payments under the New Debt Instruments and Accrued Interest

As described above under “Consequences to U.S. Holders of Class 4 Claims” in Article XV.C.2 herein, the treatment of the New Convertible Debt for U.S. federal income tax purposes is uncertain. This discussion assumes that the New Convertible Debt will be treated as debt for U.S. federal income tax purposes, but a non-U.S. Holder should consult their tax advisers of the proper characterization of the New Convertible Debt for U.S. federal income tax purposes. Interests payments to (or OID accruals with respect to) a non-U.S. Holder under the New Debt Instruments and any other payments to a non-U.S. Holder that are attributable to accrued interest generally will not be subject to U.S. federal income tax or withholding, provided that the withholding agent has received or receives, prior to payment, appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) establishing that the non-U.S. Holder is not a U.S. person, unless:

•	the non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of the Reorganized Debtor’s stock entitled to vote;

•	the non-U.S. Holder is a “controlled foreign corporation” that is a “related person” with respect to the Reorganized Debtor (each, within the meaning of the Tax Code);

•	the non-U.S. Holder is a bank receiving interest described in section 881(c)(3)(A) of the Tax Code; or

•

such interest (or OID) is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (in which case, provided the non-U.S. Holder provides a properly executed IRS Form W-8ECI (or successor form) to the withholding agent, the non-U.S. Holder (x) generally will not be subject to withholding tax, but (y) will be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such non-U.S. Holder’s effectively connected earnings and profits that are attributable to the accrued interest at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty)).

A non-U.S. Holder that does not qualify for the portfolio interest exemption generally will be subject to withholding of U.S. federal income tax at a 30% rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on any interest payments under the New Debt Instruments and any other payments that are attributable to accrued interest. For purposes of providing a properly executed IRS Form W-8BEN or W-8BEN-E, special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

23.	Dividends on New Common Stock

Any distributions made with respect to New Common Stock will constitute dividends for U.S. federal income tax purposes to the extent of the Reorganized Debtor’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that a non-U.S. Holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed such current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the non-U.S. Holder’s basis in its shares. Any such distributions in excess of a non-U.S. Holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain from a sale or exchange (and the respective excess distributions as proceeds from a sale or exchange as described below; see “Sale, Redemption, or Repurchase of New Common Stock and Warrants” in Article XIV.D.4 herein). Except as described below, dividends paid with respect to New Common Stock held by a non-U.S. Holder that are not effectively connected with a non-U.S. Holder’s conduct of a U.S. trade or business (or if an income tax treaty applies, are not attributable to a permanent establishment maintained by such non-U.S. Holder in the United States) will be subject to withholding at a rate of 30% (or lower treaty rate or exemption from tax, if applicable). A non-U.S. Holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN or W-8BEN-E (or a successor form) upon which the non-U.S. Holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate or exemption from tax with respect to such payments. Dividends paid with respect to New Common Stock held by a non-U.S. Holder that are effectively connected with a non-U.S. Holder’s conduct of a U.S. trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by such non-U.S. Holder in the United States) generally will be subject to U.S. federal income tax in the same manner as a U.S. Holder, and a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such non-U.S. Holder’s effectively connected earnings and profits that are attributable to the dividends at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty). Distributions to a non-U.S. Holder may also be subject to gross proceeds withholding under section 897 of the Tax Code, as discussed below.

24.	Sale, Redemption, or Repurchase of New Common Stock, New Convertible Debt, and Warrants

The Debtors expect that the Reorganized Debtor will constitute a “United States real property holding corporation” within the meaning of section 897 of the Tax Code as of the Effective Date, and thus that the New Common Stock, New Convertible Debt, and Warrants will constitute United States real property interests, for the period required under the Tax Code. As such, any non-U.S. Holders of New Common Stock, New Convertible Debt, or Warrants that sell, exchange, or otherwise dispose of their New Common Stock, New Convertible Debt or Warrants may be subject to fifteen (15) percent gross proceeds withholding, and generally will be required to file U.S. federal income tax returns and pay U.S. federal income tax on a graduated basis on any gains recognized on such disposition. To the extent that the New Common Stock is “regularly traded” on an established securities market within the meaning of applicable Treasury Regulations, no gross proceeds withholding is generally required on dispositions of New Common Stock, New Convertible Debt, or Warrants, but a non-U.S. Holder will be required to pay U.S. federal income tax on a graduated basis on any gains recognized on such if such non-U.S. Holder has held New Common Stock the fair market value of which amounts to more than five (5) percent of the total fair market value of the New Common Stock during the shorter of such non-U.S. Holder’s holding period or the last five years. Non-U.S. Holders who may receive or acquire New Common Stock, New Convertible Debt, or Warrants in connection with the Restructuring Transactions are urged to consult a U.S. tax advisor with respect to the U.S. tax consequences applicable to their acquisition, holding, and disposition of the New Common Stock, New Convertible Debt, or Warrants, as applicable.

25.	Sale, Redemption, or Repurchase of interests in the New First Lien Exit Facility

Any non-U.S. Holders of the New First Lien Exit Facility that sell, exchange, or otherwise dispose of their interests in the New First Lien Exit Facility generally will not be subject to U.S. federal income taxation unless (a) the non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which such sale, exchange or other disposition occurs and certain other conditions are met or (b) such gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such non-U.S. Holder in the United States).

If the first exception applies, to the extent that any gain is taxable, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the exchange. If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain realized on the exchange in the same manner as a U.S. Holder. To claim an exemption from withholding, such non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI (or such successor form as the IRS designates). In addition, if such a non-U.S. Holder is a corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

26.	FATCA

Under the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions and certain other foreign entities must report certain information with respect to their U.S. account holders and investors or be subject to withholding at a rate of 30% on the receipt of “withholdable payments.” For this purpose, “withholdable payments” are generally U.S. source payments of fixed or determinable, annual or periodical income (including dividends, if any, on shares of New Common Stock), and also include gross proceeds from the sale of any property of a type which can produce U.S. source interest or dividends (which would include New Common Stock, the New Convertible Debt, and the Warrants). FATCA withholding will apply even if the applicable payment would not otherwise be subject to U.S. federal nonresident withholding.

As currently proposed, FATCA withholding rules would apply to payments of gross proceeds from the sale or other disposition of property of a type which can produce U.S. source interest or dividends that occur after December 31, 2018.

Each non-U.S. Holder should consult its own tax advisor regarding the possible impact of these rules on such non-U.S. Holder’s ownership of New Common Stock, Warrants, or New Debt Instruments.

E.	Information Reporting and Back-Up Withholding

Payments in respect of Allowed Claims under the Plan may be subject to applicable information reporting and backup withholding. Backup withholding of taxes will generally apply to payments in respect of an Allowed Claim under the Plan if the holder of such Allowed Claim fails to provide an accurate taxpayer identification number or otherwise fails to comply with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a federal income tax return).

THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER’S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF CLAIMS AND INTERESTS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

XVII.	RECOMMENDATION

In the opinion of the Debtors, the Plan is preferable to all other available alternatives and provides for a larger distribution to the Debtors’ creditors than would otherwise result in any other scenario. Accordingly, the Debtors recommend that holders of Claims entitled to vote on the Plan vote to accept the Plan and support Confirmation of the Plan.

Dated: July 15, 2016

Respectfully submitted, SandRidge Energy, Inc., on behalf of itself and each of the other Debtors

By:	/s/ Julian Bott
Name:	Julian Bott
Title:	Chief Financial Officer

Prepared by:

Christopher Marcus, P.C. (admitted pro hac vice)		Zack A. Clement (Texas Bar No. 04361550)
KIRKLAND & ELLIS LLP		ZACK A. CLEMENT PLLC
KIRKLAND & ELLIS INTERNATIONAL LLP		3753 Drummond St.
601 Lexington Avenue		Houston, Texas 77025
New York, New York 10022		Telephone: (832) 274-7629
Telephone:	(212) 446-4800
Facsimile:	(212) 446-4900
Email:	christopher.marcus@kirkland.com
- and -
James H.M. Sprayregen, P.C. (admitted pro hac vice)
Steven N. Serajeddini (admitted pro hac vice)
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
300 North LaSalle
Chicago, Illinois 60654
Telephone:	(312) 862-2000
Facsimile:	(312) 862-2200
Email:	james.sprayregen@kirkland.com
steven.serajeddini@kirkland.com

Counsel for the Debtors and Debtors in Possession

Exhibit A

Plan of Reorganization

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

§
In re:	§	Chapter 11
§
SANDRIDGE ENERGY, INC., et al.,[1]	§	Case No. 16-32488 (DRJ)
§
Debtors.	§	(Jointly Administered)
§

JOINT CHAPTER 11 PLAN OF REORGANIZATION

OF SANDRIDGE ENERGY, INC. AND ITS DEBTOR AFFILIATES

James H.M. Sprayregen, P.C. (admitted pro hac vice)	Zack A. Clement (Texas Bar No. 04361550)
Steven N. Serajeddini (admitted pro hac vice)	ZACK A. CLEMENT PLLC
KIRKLAND & ELLIS LLP	3753 Drummond
KIRKLAND & ELLIS INTERNATIONAL LLP	Houston, Texas 77025
300 North LaSalle	Telephone: (832) 274-7629
Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200

-and-

Christopher Marcus, P.C. (admitted pro hac vice)
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
Facsimile: (212) 446-4900

Co-Counsel to the Debtors and Debtors in Possession

Dated: July 15, 2016

THIS IS NOT A SOLICITATION OF AN ACCEPTANCE OR REJECTION OF THE PLAN. ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT. THIS DRAFT PLAN HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT.

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, include: SandRidge Energy, Inc. (4793); 4th Street Properties, LLC (N/A); Black Bayou Exploration, L.L.C. (0561); Braniff Restaurant Holdings, LLC (2453); CEBA Gathering, LLC (6478); CEBA Midstream GP, LLC (0511); CEBA Midstream, LP (7252); Cholla Pipeline, L.P. (5092); Cornhusker Energy, L.L.C. (4609); FAE Holdings 389322R, LLC (N/A); Integra Energy, L.L.C. (7527); Lariat Services, Inc. (0702); MidContinent Resources, LLC (6928); Mistmada Oil Company, Inc. (3032); Piñon Gathering Company, LLC (5943); Sabino Exploration, LLC (1929); Sagebrush Pipeline, LLC (0515); SandRidge CO2, LLC (7903); SandRidge Exploration and Production, LLC (6535); SandRidge Holdings, Inc. (8401); SandRidge Midstream, Inc. (1148); SandRidge Operating Company (1245); SandRidge Realty, LLC (6079); Sierra Madera CO2 Pipeline, LLC (1558); and WTO Gas Gathering Company, LLC (N/A). The location of the Debtors’ service address is: 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.

TABLE OF CONTENTS

ARTICLE I. DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME,
AND GOVERNING LAW		1

A.	Defined Terms	1
B.	Rules of Interpretation	13
C.	Computation of Time	14
D.	Governing Law	14
E.	Reference to Monetary Figures	14
F.	Controlling Document	14

ARTICLE II. ADMINISTRATIVE CLAIMS AND PRIORITY CLAIMS		14

A.	Administrative Claims	14
B.	Professional Compensation	15
C.	Priority Tax Claims	16
D.	Statutory Fees	16

ARTICLE III. CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS		16

A.	Summary of Classification	16
B.	Treatment of Claims and Interests	17
C.	Special Provision Governing Unimpaired Claims	20
D.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code	20
E.	Elimination of Vacant Classes	20
F.	Voting Classes; Presumed Acceptance by Non-Voting Classes	20
G.	Presumed Acceptance and Rejection of the Plan	20
H.	Intercompany Interests	20
I.	Subordinated Claims and Interests	20

ARTICLE IV. MEANS FOR IMPLEMENTATION OF THE PLAN		21

A.	Restructuring Transactions	21
B.	Sources of Consideration for Plan Distributions	21
C.	Rights Offering and New Equity Agreement	22
D.	Corporate Existence	23
E.	Vesting of Assets in the Reorganized Debtors	23
F.	Cancellation of Existing Securities	23
G.	Corporate Action	24
H.	New Organizational Documents	24
I.	Directors and Officers of the Reorganized Debtors	24
J.	Effectuating Documents; Further Transactions	25
K.	Exemption from Certain Taxes and Fees	25
L.	Preservation of Causes of Action	25
M.	Director and Officer Liability Insurance	26
N.	Employee Incentive Plan	26
O.	Employee and Retiree Obligations	26

ARTICLE V. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		27

A.	Assumption and Rejection of Executory Contracts and Unexpired Leases	27
B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases	27
C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases	28
D.	Indemnification Obligations	28
E.	Royalty Interests	29
F.	Insurance Policies	29
G.	Federal Lease Obligations	29

i

H.	Modifications, Amendments, Supplements, Restatements, or Other Agreements	29
I.	Reservation of Rights	29
J.	Nonoccurrence of Effective Date	30
K.	Contracts and Leases Entered Into After the Effective Date	30

ARTICLE VI. PROVISIONS GOVERNING DISTRIBUTIONS		30

A.	Timing and Calculation of Amounts to Be Distributed	30
B.	Delivery of Distributions and Undeliverable or Unclaimed Distributions	30
C.	Warrants	32
D.	Registration or Private Placement Exemption	32
E.	Compliance with Tax Requirements	33
F.	Allocations	33
G.	No Postpetition Interest on Claims	33
H.	Setoffs and Recoupment	33
I.	Claims Paid or Payable by Third Parties	33

ARTICLE VII. PROCEDURES FOR RESOLVING CONTINGENT, UNLIQUIDATED, AND
DISPUTED CLAIMS		34

A.	Allowance of Claims	34
B.	Claims and Interests Administration Responsibilities	34
C.	Estimation of Claims	34
D.	Claims Reserve	35
E.	Adjustment to Claims Without Objection	35
F.	Time to File Objections to Claims	35
G.	Disallowance of Claims	35
H.	Amendments to Claims	36
I.	No Distributions Pending Allowance	36
J.	Distributions After Allowance	36

ARTICLE VIII. SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS		36

A.	Compromise and Settlement of Claims, Interests, and Controversies	36
B.	Discharge of Claims and Termination of Interests	36
C.	Term of Injunctions or Stays	37
D.	Release of Liens	37
E.	Debtor Release	37
F.	Release by Holders of Claims or Interests	38
G.	Exculpation	39
H.	Injunction	39
I.	SEC Rights Reserved	39
J.	Protection Against Discriminatory Treatment	40
K.	Recoupment	40
L.	Subordination Rights	40

ARTICLE IX. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF
THE PLAN		40

A.	Conditions Precedent to the Confirmation Date	40
B.	Conditions Precedent to the Effective Date	41
C.	Waiver of Conditions	42
D.	Substantial Consummation	42
E.	Effect of Nonoccurrence of Conditions to the Effective Date	42

ARTICLE X. MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN		42

A.	Modification and Amendments	42
B.	Effect of Confirmation on Modifications	42
C.	Revocation or Withdrawal of the Plan	42

ARTICLE XI. RETENTION OF JURISDICTION		43

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ARTICLE XII. MISCELLANEOUS PROVISIONS		44

A.	Immediate Binding Effect	44
B.	Additional Documents	45
C.	Dissolution of the Committee	45
D.	Reservation of Rights	45
E.	Successors and Assigns	45
F.	Service of Documents	45
G.	Entire Agreement	46
H.	Exhibits	46
I.	Nonseverability of Plan Provisions	46
J.	Votes Solicited in Good Faith	46
K.	Waiver or Estoppel	47

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INTRODUCTION

SandRidge Energy, Inc. (“SandRidge”) and its debtor affiliates, as debtors and debtors in possession (each, a “Debtor” and, collectively, the “Debtors”) propose this joint plan of reorganization (together with the documents comprising the Plan Supplement, the “Plan”) for the resolution of outstanding Claims against, and Interests in, the Debtors. Capitalized terms used and not otherwise defined shall have the meanings ascribed to such terms in Article I.A hereof. Holders of Claims and Interests may refer to the Disclosure Statement for a discussion of the Debtors’ history, businesses, assets, results of operations, historical financial information, and projections of future operations, as well as a summary and description of the Plan. The Debtors are the proponents of the Plan within the meaning of section 1129 of the Bankruptcy Code, and the Plan constitutes a separate plan of reorganization for each of the Debtors.

ALL HOLDERS OF CLAIMS AND INTERESTS, TO THE EXTENT APPLICABLE, ARE ENCOURAGED TO READ THE PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

ARTICLE I.

DEFINED TERMS, RULES OF INTERPRETATION,

COMPUTATION OF TIME, AND GOVERNING LAW

A.	Defined Terms

As used in this Plan, capitalized terms have the meanings set forth below.

1. “Administrative Claim” means a Claim for costs and expenses of administration of the Debtors’ Estates pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) Allowed Professional Fee Claims; and (c) all Allowed requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code.

2. “Administrative Claims Bar Date” means the first Business Day that is 30 days following the Effective Date, except as specifically set forth in the Plan or a Final Order, which shall serve as the deadline for filing and service of a request for payment of an Administrative Claim, other than a Claim arising under section 503(b)(9) of the Bankruptcy Code as provided under the Claims Bar Date Order.

3. “Affiliate” shall have the meaning set forth in section 101(2) of the Bankruptcy Code.

4. “Allowed” means with respect to any Claim or Interest, except as otherwise provided herein: (a) a Claim or Interest as to which no objection has been Filed and that is evidenced by a Proof of Claim or Interest timely Filed by the Bar Date (or for which Claim or Interest under the Plan, the Bankruptcy Code, or a Final Order of the Court a Proof of Claim or Interest is not or shall not be required to be Filed); (b) a Claim or Interest that is listed in the Schedules as not contingent, not unliquidated, and not disputed, and for which no Proof of Claim or Interest, as applicable, has been timely Filed; or (c) a Claim or Interest Allowed pursuant to the Plan, any stipulation approved by the Court, any contract, instrument, indenture, or other agreement entered into or assumed in connection with the Plan, or a Final Order of the Court; provided that with respect to a Claim or Interest described in clauses (a) and (b) above, such Claim or Interest shall be considered Allowed only if and to the extent that with respect to such Claim or Interest no objection to the allowance thereof has been interposed within the applicable period of time fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Court, or such an objection is so interposed and the Claim or Interest, as applicable, shall have been Allowed by a Final Order. Any Claim that has been or is hereafter listed in the Schedules as contingent, unliquidated, or disputed, and for which no Proof of Claim or Interest is or has been timely Filed, is not considered Allowed and shall be expunged without further action by the Debtors and without further notice to any party or action, approval, or order of the Court. Notwithstanding anything to the contrary herein, no Claim of any Entity subject to section 502(d) of the Bankruptcy Code shall be deemed Allowed unless and until such Entity pays in full the amount that it owes such Debtor or Reorganized

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Debtor, as applicable. For the avoidance of doubt, a Proof of Claim or Interest Filed after the Bar Date shall not be Allowed for any purposes whatsoever absent entry of a Final Order allowing such late-Filed Claim. “Allow” and “Allowing” shall have correlative meanings.

5. “Arranger” means each of RBC Capital Markets, Barclays Bank PLC, and Morgan Stanley Senior Funding, Inc., in its capacity as a joint lead arranger and joint book manager in respect of the First Lien Credit Agreement.

6. “Avoidance Actions” means any and all actual or potential Claims and Causes of Action to avoid a transfer of property or an obligation incurred by the Debtors arising under chapter 5 of the Bankruptcy Code, including sections 542, 544, 545, 547, 548, 549, 550, 551, 552 and 553 of the Bankruptcy Code.

7. “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended from time to time.

8. “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas having jurisdiction over the Chapter 11 Cases, and, to the extent of the withdrawal of any reference under 28 U.S.C. § 157 and/or the General Order of the District Court pursuant to section 151 of title 28 of the United States Code, the United States District Court for the Southern District of Texas.

9. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases, promulgated under section 2075 of the Judicial Code and the general, local, and chambers rules of the Bankruptcy Court.

10. “Bar Date” means the date or dates to be established by the Bankruptcy Court by which Proofs of Claim must be Filed.

11. “Business Day” means any day, other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

12. “Cash” means the legal tender of the United States of America or the equivalent thereof.

13. “Causes of Action” means any action, claim, Claim, cause of action, controversy, demand, right, action, Lien, indemnity, Interest, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license, and franchise of any kind or character whatsoever, whether known, unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law. For the avoidance of doubt, “Cause of Action” includes: (a) any right of setoff, counterclaim, or recoupment and any claim for breach of contract or for breach of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any Claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress, and usury; and any other defenses set forth in section 558 of the Bankruptcy Code; and (e) any state or foreign law fraudulent transfer or similar claim.

14. “Chapter 11 Cases” means: (a) when used with reference to a particular Debtor, the case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court and (b) when used with reference to all of the Debtors, the procedurally consolidated and jointly administered chapter 11 cases pending for the Debtors in the Bankruptcy Court.

15. “Claim” shall have the meaning set forth in section 101(5) of the Bankruptcy Code.

16. “Claims Bar Date Order” means that certain order entered by the Bankruptcy Court establishing the Bar Date.

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17. “Claims Objection Bar Date” means the deadline for objecting to a Claim, which shall be on the date that is the later of (a) 180 days after the Effective Date and (b) such other period of limitation as may be specifically fixed by the Debtors or the Reorganized Debtors, as applicable, or by an order of the Bankruptcy Court for objecting to such Claims.

18. “Claims Register” means the official register of Claims maintained by the Notice and Claims Agent.

19. “Class” means a category of Holders of Claims or Interests as set forth in Article III hereof pursuant to section 1122(a) of the Bankruptcy Code.

20. “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases.

21. “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases, within the meaning of Bankruptcy Rules 5003 and 9021.

22. “Confirmation Hearing” means the hearing held by the Bankruptcy Court to consider Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code.

23. “Confirmation Order” means a Final Order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

24. “Consenting Creditors” means the Consenting First Lien Creditors, the Consenting Second Lien Creditors, and the Consenting Unsecured Creditors.

25. “Consenting First Lien Creditors” means the lenders that are Holders of First Lien Credit Agreement Claims that are parties to the Restructuring Support Agreement.

26. “Consenting Second Lien Creditors” means the Holders or investment advisors or managers of discretionary accounts that are Holders of Second Lien Note Claims that are parties to the Restructuring Support Agreement.

27. “Consenting Unsecured Creditors” means the Holders or investment advisors or managers of discretionary accounts that are Holders of Unsecured Senior Note Claims that are parties to the Restructuring Support Agreement.

28. “Consummation” means the occurrence of the Effective Date.

29. “Conversion Equity” means the New Common Stock to be issued upon conversion of the New Convertible Debt, subject to dilution by the Employee Incentive Plan, the Rights Offering Equity, if any, and the Warrants.

30. “Creditors’ Committee” means the official committee of unsecured creditors appointed in the Chapter 11 Cases pursuant to section 1102(a) of the Bankruptcy Code.

31. “Cure Claim” means a monetary Claim based upon the Debtors’ defaults under any Executory Contract or Unexpired Lease at the time such contract or lease is assumed by the Debtors pursuant to section 365 of the Bankruptcy Code.

32. “Cure Notice” means a notice of a proposed amount to be paid on account of a Cure Claim in connection with an Executory Contract or Unexpired Lease to be assumed under the Plan pursuant to section 365 of the Bankruptcy Code, which notice shall include: (a) procedures for objecting to proposed assumptions of Executory Contracts and Unexpired Leases; (b) Cure Claims to be paid in connection therewith; and (c) procedures for resolution by the Bankruptcy Court of any related disputes.

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33. “D&O Liability Insurance Policies” means all insurance policies (including any “tail policy”) of any of the Debtors for current or former directors’, managers’, and officers’ liability.

34. “Debtors” means, collectively: SandRidge; 4th Street Properties, LLC; Black Bayou Exploration, L.L.C.; Braniff Restaurant Holdings, LLC; CEBA Gathering, LLC; CEBA Midstream GP, LLC; CEBA Midstream, LP; Cholla Pipeline, L.P.; Cornhusker Energy, L.L.C.; FAE Holdings 389322R, LLC; Integra Energy, L.L.C.; Lariat Services, Inc.; MidContinent Resources, LLC; Mistmada Oil Company, Inc.; Piñon Gathering Company, LLC; Sabino Exploration, LLC; Sagebrush Pipeline, LLC; SandRidge CO2, LLC; SandRidge Exploration and Production, LLC; SandRidge Holdings, Inc.; SandRidge Midstream, Inc.; SandRidge Operating Company; SandRidge Realty, LLC; Sierra Madera CO2 Pipeline, LLC; and WTO Gas Gathering Company, LLC, the debtors and debtors in possession in the Chapter 11 Cases.

35. “Disallowed” means, with respect to any Claim, a Claim or any portion thereof that: (a) has been disallowed by a Final Order; (b) is Scheduled as zero or as contingent, disputed, or unliquidated and as to which no Proof of Claim or request for payment of an Administrative Claim has been timely Filed or deemed timely Filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order of the Bankruptcy Court or otherwise deemed timely Filed under applicable law or this Plan; (c) is not Scheduled and as to which no Proof of Claim or request for payment of an Administrative Claim has been timely Filed or deemed timely Filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order of the Bankruptcy Court or otherwise deemed timely Filed under applicable law or this Plan; (d) has been withdrawn by agreement of the applicable Debtor and the Holder thereof; or (e) has been withdrawn by the Holder thereof.

36. “Disclosure Statement” means the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc. and its Debtor Affiliates, dated as of May 18, 2016, as may be amended from time to time, including all exhibits and schedules thereto and references therein that relate to the Plan, that is prepared and distributed in accordance with the Bankruptcy Code, the Bankruptcy Rules, and any other applicable law, and which shall be in form and substance reasonably acceptable to the Required Consenting Creditors.

37. “Disclosure Statement Order” means the Final Order entered by the Bankruptcy Court, in form and substance reasonably acceptable to the Required Consenting Creditors, approving the Disclosure Statement.

38. “Disputed” means a Claim that is not yet Allowed.

39. “Disputed Claim Amount” means (a) if a liquidated amount is set forth in the Proof of Claim relating to a Disputed Claim: (i) the liquidated amount set forth in the Proof of Claim relating to the Disputed Claim; (ii) an amount agreed to by the Debtors or the Reorganized Debtors, as applicable, and the Holder of such Disputed Claim; or (iii) if a request for estimation is Filed by any party, the amount at which such Disputed Claim is estimated by the Bankruptcy Court, (b) if no liquidated amount is set forth in the Proof of Claim relating to a Disputed Claim: (i) an amount agreed to by the Debtors or the Reorganized Debtors, as applicable, and the Holder of such Disputed Claim; (ii) the amount estimated by the Bankruptcy Court with respect to such Disputed Claim; or (iii) the amount estimated in good faith by the Debtors or Reorganized Debtors, as applicable, with respect to the Disputed Claim, or (c) zero, if the Disputed Claim was listed on the Schedules as unliquidated, contingent, or disputed and no Proof of Claim was Filed, or deemed to have been Filed, by the applicable Bar Date and the Claim has not been resolved by written agreement of the parties or an order of the Bankruptcy Court.

40. “Disputed Claims Reserve” means a reserve of Warrants, New Common Stock, New Building Note proceeds, and Cash, in the same proportions and amounts as provided for in the Plan, that may be funded on or after the Effective Date pursuant to Article VII.D hereof.

41. “Distribution Record Date” means the date for determining which Holders of Claims or Interests are eligible to receive distributions hereunder and shall be the Voting Deadline or such other date as designated in a Final Order of the Bankruptcy Court; provided, however, that the Distribution Record Date shall not apply to publicly held securities.

42. “DTC” means the Depository Trust Company.

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43. “Effective Date” means, with respect to the Plan, the date that is a Business Day selected by the Debtors on which: (a) no stay of the Confirmation Order is in effect; (b) all conditions precedent specified in Article IX.B have been satisfied or waived (in accordance with Article IX.C); and (c) the Plan is declared effective.

44. “Employee Compensation and Benefits” means the Employee Compensation, Expense Reimbursements, Non-Insider Employee Incentive Programs, Health and Welfare Programs, Paid Leave and Unpaid Leave, and Non-Insider Severance Programs (each as defined in the Wages Motion (including as the Wages Motion would apply to Insiders, notwithstanding any exclusion of Insiders from the relief requested in the Wages Motion)).

45. “Employee Incentive Plan” means that certain Reorganized Debtors’ employee incentive plan to be implemented on the Effective Date, the material terms of which shall, subject to approval by the Reorganized SandRidge Board: (a) include restricted stock and options providing for an aggregate of up to 10% pro forma ownership percentage of equity securities in Reorganized SandRidge, including, but not limited to, New Common Stock, and options and similar Securities, which equity securities will be protected from dilution from the Conversion Equity and the Rights Offering Equity, if any; and (b) otherwise contain terms and conditions generally consistent with those prevailing in the market that are in form and substance reasonably acceptable to the Reorganized Debtors and the Required Second Lien Creditors.

46. “Employment Contracts” means the written employment and indemnification contracts between a Debtor and an employee or director that existed and remained effective as of May 11, 2016 and had been provided to the Consenting Creditors before such time.

47. “Entity” shall have the meaning set forth in section 101(15) of the Bankruptcy Code.

48. “Estate” means, as to each Debtor, the estate created for the Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.

49. “Exculpated Parties” means each of: (a) the Debtors and Reorganized Debtors; (b) Holders of First Lien Credit Agreement Claims; (c) the First Lien Credit Agreement Agent; (d) Holders of Second Lien Note Claims; (e) the Second Lien Notes Trustee; (f) Holders of Unsecured Note Claims; (g) the Unsecured Senior Notes Trustee; (h) the Unsecured Convertible Notes Trustee; (i) the Arrangers; (j) with respect to each of the foregoing entities in clauses (a) through (i), each such Entity’s current and former predecessors, successors, Affiliates (regardless of whether such interests are held directly or indirectly), subsidiaries, funds, portfolio companies, management companies, and (k) with respect to each of the foregoing Entities in clauses (a) through (j), each of their respective current and former directors, employees, officers, members, partners, managers, independent contractors, agents, representatives, principals, professionals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (with respect to clause (k), each solely in their capacity as such).

50. “Executory Contract” means a contract to which one or more of the Debtors is a party that is subject to assumption or rejection under sections 365 or 1123 of the Bankruptcy Code.

51. “Federal Judgment Rate” means the federal judgment rate in effect as of the Petition Date, compounded annually.

52. “Federal Lease Interest” means any interest of a Debtor in any federal oil and/or gas lease.

53. “File,” “Filed,” or “Filing” means file, filed, or filing in the Chapter 11 Cases with the Bankruptcy Court or, with respect to the filing of a Proof of Claim or proof of Interest, the Notice and Claims Agent.

54. “Final Order” means (i) an order or judgment of the Bankruptcy Court, as entered on the docket in any Chapter 11 Case (or any related adversary proceeding or contested matter) or the docket of any other court of competent jurisdiction, or (ii) an order or judgment of any other court having jurisdiction over any appeal from (or petition seeking certiorari or other review of) any order or judgment entered by the Bankruptcy Court (or any other court of competent jurisdiction, including in an appeal taken) in the Chapter 11 Case (or in any related adversary proceeding or contested matter), in each case that has not been reversed, stayed, modified, or amended, and as to

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which the time to appeal, or seek certiorari or move for a new trial, reargument, or rehearing has expired according to applicable law and no appeal or petition for certiorari or other proceedings for a new trial, reargument, or rehearing has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be timely Filed has been withdrawn or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought or the new trial, reargument, or rehearing shall have been denied, resulted in no modification of such order, or has otherwise been dismissed with prejudice; provided, however, that the possibility a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules or the Local Bankruptcy Rules of the Bankruptcy Court, may be filed relating to such order shall not prevent such order from being a Final Order.

55. “First Lien Credit Agreement” means that certain Fourth Amended and Restated Credit Agreement, dated as of June 10, 2015, by and among SandRidge as borrower, certain of SandRidge Energy Inc.’s subsidiaries as guarantors, the First Lien Credit Agreement Agent, the Arrangers, and the First Lien Credit Agreement Lenders (as amended, restated, supplemented, or otherwise modified from time to time).

56. “First Lien Credit Agreement Agent” means Royal Bank of Canada, in its capacity as administrative and collateral agent under the First Lien Credit Agreement, and any successor thereto.

57. “First Lien Credit Agreement Claims” means any Claim against the Debtors derived from or based upon the First Lien Credit Agreement (including the revolver and the letter of credit facility).

58. “First Lien Credit Agreement Lenders” means, collectively, the lending institutions from time to time party to the First Lien Credit Agreement.

59. “General Unsecured Claim” means any Claim, including Unsecured Non-Note Claims and Unsecured Note Claims, against any Debtor that is not otherwise paid in full during the Chapter 11 Cases pursuant to an order of the Bankruptcy Court and is not: (a) an Administrative Claim; (b) a Priority Tax Claim; (c) an Other Priority Claim; (d) an Other Secured Claim; (e) a First Lien Credit Agreement Claim; (f) a Second Lien Note Claim; or (g) an Intercompany Claim.

60. “Governmental Unit” shall have the meaning set forth in section 101(27) of the Bankruptcy Code.

61. “GUC Cap” means $200 million; provided, however, that in the event that any Claims related to In re SandRidge Energy, Inc. Securities Litigation and Duane & Virginia Lanier Trust v. SandRidge Energy, Inc., et al. are Allowed or otherwise determined by Court order to be or treated as General Unsecured Claims and not subject to expungement or subordination (for any purpose, including, without limitation, for purposes of fixing a disputed claims reserve), then the GUC Cap shall be increased to $275 million.

62. “Holder” means an Entity holding a Claim or Interest, as applicable.

63. “Impaired” means, with respect to a Class of Claims or Interests, a Class of Claims or Interests that is impaired within the meaning of section 1124 of the Bankruptcy Code.

64. “Indemnification Obligations” means each of the Debtors’ indemnification obligations in place as of the Effective Date, set forth in any of: (a) the organizational documents of the Debtors (including the bylaws, certificates of incorporation or formation, limited liability company agreements, other organizational or formation documents, or board resolutions); (b) Employment Contracts; or (c) an engagement or retention letter as to professional or advisory services.

65. “Intercompany Claim” means any Claim held by one Debtor against another Debtor.

66. “Intercompany Interest” means, other than an Interest in SandRidge, (a) an Interest in one Debtor or Non-Debtor Subsidiary held by another Debtor or Non-Debtor Subsidiary or (b) an Interest in a Debtor or a Non-Debtor Subsidiary held by an Affiliate of a Debtor or a Non-Debtor Subsidiary.

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67. “Interests” means the common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profits interests of any Debtor and options, warrants, rights, or other securities or agreements to acquire the common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Debtor (whether or not arising under or in connection with any employment agreement), including any claim against the Debtors subject to subordination pursuant to section 510(b) of the Bankruptcy Code arising from or related to any of the foregoing.

68. “Interior” means the United States Department of the Interior.

69. “Judicial Code” means title 28 of the United States Code, 28 U.S.C. §§ 1–4001.

70. “Lien” shall have the meaning set forth in section 101(37) of the Bankruptcy Code.

71. “New Boards” means the initial board of directors, members, or managers, as applicable, of each Reorganized Debtor.

72. “New Building Note” means the new mortgage note issued by Reorganized SandRidge Realty, LLC.

73. “New Building Note Documents” means in connection with the New Building Note, the New Building Notes, the New Building Note purchase agreement, Uniform Commercial Code statements, and other loan documents, to be dated as of the Effective Date, governing the New Building Note, which documents shall be (i) consistent with the New Building Note Term Sheet, (ii) in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors, and (iii) included in the Plan Supplement.

74. “New Building Note Proceeds” means the net Cash proceeds from the sale of the New Building Note in accordance with the New Building Note Documents.

75. “New Building Note Purchaser” means the purchaser as set forth in the New Building Note Term Sheet.

76. “New Building Note Term Sheet” means the term sheet for the New Building Note set forth in Exhibit G to the Restructuring Support Agreement.

77. “New Common Stock” means the new publicly-tradable shares of common stock in Reorganized SandRidge to be issued and distributed under the Plan.

78. “New Convertible Debt” means the new convertible debt issued by the Reorganized Debtors on the terms set forth in the New Convertible Debt Documents.

79. “New Convertible Debt Documents” means in connection with the New Convertible Debt, the New Convertible Debt indenture, notes, deeds of trust, Uniform Commercial Code statements, and other loan documents, to be dated as of the Effective Date, governing the New Convertible Debt, which documents shall be (i) consistent with the Restructuring Support Agreement, (ii) included in the Plan Supplement, and (iii) which shall be in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors.

80. “New Equity Agreement” means that certain Agreement, if any, by and among SandRidge, the New Equity Parties, and any other parties thereto, as may be amended, supplemented, or otherwise modified from time to time in accordance therewith, including all exhibits attached thereto, and which shall be in form and substance acceptable to the Required Consenting Creditors, such consent not to be unreasonably withheld.

81. “New Equity Parties” means the Entities, if any, backstopping or committing to purchase the Rights Offering Equity, if any, pursuant to the New Equity Agreement.

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82. “New First Lien Exit Facility” means the new first lien credit facility on the terms set forth in the New First Lien Exit Facility Documents.

83. “New First Lien Exit Facility Documents” means in connection with the New First Lien Exit Facility, the New First Lien Exit Facility credit agreement, Uniform Commercial Code statements, and other loan documents, to be dated as of the Effective Date, governing the New First Lien Exit Facility, which documents shall be included in the Plan Supplement, and which shall be in form and substance reasonably acceptable to the Debtors, the Required First Lien Creditors, and the Required Second Lien Creditors.

84. “New First Lien Exit Facility Term Sheet” means that certain term sheet setting forth the principal terms of the New First Lien Exit Facility, attached hereto as Exhibit A.

85. “New Organizational Documents” means the form of the certificates or articles of incorporation, bylaws, or such other applicable formation documents of each of the Reorganized Debtors, which forms shall be included in the Plan Supplement and shall be in form and substance reasonably acceptable to the Debtors and the Required Second Lien Creditors.

86. “Non-Debtor Subsidiaries” means: (a) SandRidge Mississippian Trust I; (b) SandRidge Permian Trust; and (c) SandRidge Mississippian Trust II.

87. “Non-Debtor Subsidiary Royalty Interest” means a term or perpetual overriding royalty interest granted by a Debtor to a Non-Debtor Subsidiary and Claims and proceeds related thereto.

88. “Notice and Claims Agent” means Prime Clerk LLC.

89. “Other Priority Claim” means any allowed Claim against any Debtor entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than: (a) an Administrative Claim; or (b) a Priority Tax Claim, to the extent such Claim has not already been paid during the Chapter 11 Cases.

90. “Other Secured Claim” means any Secured Claim against any Debtor, other than (a) a First Lien Credit Agreement Claim, or (b) a Second Lien Note Claim.

91. “Person” shall have the meaning set forth in section 101(41) of the Bankruptcy Code.

92. “Petition Date” means May 16, 2016, the date on which the Debtors commenced the Chapter 11 Cases.

93. “Plan Supplement” means the compilation of documents and forms of documents, schedules, and exhibits to the Plan to be Filed by the Debtors no later than eight days before the Voting Deadline, and additional documents or amendments to previously Filed documents, Filed before the Confirmation Date as amendments to the Plan Supplement, which shall be in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors (except as otherwise provided in the Plan), including the following, as applicable: (a) New Organizational Documents; (b) New First Lien Exit Facility Documents; (c) Schedule of Rejected Executory Contracts and Unexpired Leases; (d) a list of retained Causes of Action; (e) Employee Incentive Plan; (f) a document listing the members of the New Boards; (h) the New Convertible Debt Documents; (i) the New Building Note Documents; (j) the Warrants Agreement; and (k) the Registration Rights Agreement, provided, however that the documents set forth in clauses (a), (e), and (k) shall be deemed acceptable to the Required Senior Unsecured Creditors if in form and substance reasonably acceptable only to each of the Reorganized Debtors and the Required Second Lien Creditors, and the documents set forth in clause (b) shall be deemed acceptable to the Required Senior Unsecured Creditors if in form and substance reasonably acceptable only to each of the Reorganized Debtors, the Required First Lien Creditors, and the Required Second Lien Creditors. The Debtors shall have the right to amend the documents contained in, and exhibits to, the Plan Supplement through the Effective Date.

94. “Priority Claims” means Priority Tax Claims and Other Priority Claims.

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95. “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

96. “Pro Rata” means the proportion that an Allowed Claim or Allowed Interest in a particular Class bears to the aggregate amount of Allowed Claims or Allowed Interests in that respective Class, or the proportion that Allowed Claims or Allowed Interests in a particular Class bear to the aggregate amount of Allowed Claims or Allowed Interests in a particular Class and other Classes entitled to share in the same recovery as such Allowed Claim or Allowed Interests under the Plan.

97. “Professional” means an Entity employed pursuant to a Bankruptcy Court order in accordance with sections 327 or 1103 of the Bankruptcy Code and to be compensated for services rendered before or on the Confirmation Date, pursuant to sections 327, 328, 329, 330, or 331 of the Bankruptcy Code.

98. “Professional Fee Claims” means all Administrative Claims for the compensation of Professionals and the reimbursement of expenses incurred by such Professionals through and including the Effective Date to the extent such fees and expenses have not been previously paid.

99. “Professional Fee Escrow Account” means an interest-bearing account in an amount equal to the total estimated amount of Professional Fee Claims and funded by the Debtors on the Effective Date.

100. “Proof of Claim” means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases.

101. “Registration Rights Agreement” means the registration rights agreement for Reorganized SandRidge, which shall be in form and substance acceptable to the Required Second Lien Creditors.

102. “Reinstated” or “Reinstatement” means, with respect to Claims and Interests, the treatment provided for in section 1124 of the Bankruptcy Code.

103. “Released Party” means each of the following in their capacity as such: (a) Holders of First Lien Credit Agreement Claims; (b) the First Lien Credit Agreement Agent; (c) Holders of Second Lien Note Claims; (d) the Second Lien Notes Trustee; (e) Holders of Unsecured Note Claims; (f) the Unsecured Senior Notes Trustee; (g) the Unsecured Convertible Notes Trustee; (h) the Arrangers; (i) with respect to each of the Debtors, the Reorganized Debtors, and each of the foregoing entities in clauses (a) through (h), each such Entity’s current and former predecessors, successors, Affiliates (regardless of whether such interests are held directly or indirectly), subsidiaries, funds, portfolio companies, management companies; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), each of their respective current and former directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, professionals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (with respect to clause (j), each solely in their capacity as such); and (k) the DTC; provided, however, that any Holder of a Claim or Interest that opts out of the releases contained in the Plan shall not be a “Released Party.”

104. “Releasing Party” means each of the following in their capacity as such: (a) Holders of First Lien Credit Agreement Claims; (b) the First Lien Credit Agreement Agent; (c) Holders of Second Lien Note Claims; (d) the Second Lien Notes Trustee; (e) Holders of Unsecured Note Claims; (f) the Unsecured Senior Notes Trustee; (g) the Unsecured Convertible Notes Trustee; (h) the Arrangers; (i) with respect to each of the Debtors, the Reorganized Debtors, and each of the foregoing entities in clauses (a) through (h), each such Entity’s current and former predecessors, successors, Affiliates (regardless of whether such interests are held directly or indirectly), subsidiaries, funds, portfolio companies, management companies; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), each of their respective current and former directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, professionals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (with respect to clause (j), each solely in their capacity as such); (k) all Holders of Claims and Interests that are deemed to accept the Plan; (l) all Holders of Claims and Interests who vote to accept the Plan; and (m) all Holders in voting Classes who abstain from voting on the Plan and who either do not opt out of the releases provided by the Plan or

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opt in to the release provided by the Plan; provided, that, notwithstanding anything contained in the Plan, no Holder of Interests in SandRidge shall be a Releasing Party unless such Holder is an Entity included within any of clauses (a) through (m).

105. “Reorganized Debtors” means the Debtors, or any successor thereto, as reorganized pursuant to and under the Plan.

106. “Reorganized SandRidge” means SandRidge, as reorganized pursuant to and under the Plan or any successor thereto.

107. “Reorganized SandRidge Board” means the board of directors of Reorganized SandRidge on and after the Effective Date.

108. “Reorganized SandRidge Realty, LLC” means SandRidge Realty, LLC, as reorganized pursuant to and under the Plan or any successor thereto.

109. “Required Consenting Creditors” means, at any relevant time, the Required First Lien Creditors, the Required Second Lien Creditors, and the Required Senior Unsecured Creditors.

110. “Required First Lien Creditors” means Consenting Creditors holding at least 50.1% by principal amount outstanding of the First Lien Credit Agreement Claims held by the Consenting Creditors.

111. “Required Second Lien Creditors” means Consenting Creditors holding at least 50.1% by principal amount outstanding of the Second Lien Note Claims held by the Consenting Creditors.

112. “Required Senior Unsecured Creditors” means Consenting Creditors holding at least 50.1% by principal amount outstanding of the Unsecured Note Claims held by the Consenting Creditors.

113. “Restructuring Support Agreement” means that certain Restructuring Support and Lock-Up Agreement, dated as of May 11, 2016, by and among the Debtors and certain Holders of Claims and Interests, including all exhibits and schedules attached thereto.

114. “Restructuring Transactions” means those mergers, amalgamations, consolidations, arrangements, continuances, restructurings, transfers, conversions, dispositions, liquidations, dissolutions, or other corporate transactions that the Debtors and Consenting Creditors reasonably determine to be necessary to implement the Plan, as described in more detail in Article IV.A herein.

115. “Rights” means the rights, if any, to subscribe to up to $150 million of Rights Offering Equity pursuant to the Rights Offering.

116. “Rights Offering” means the distribution of Rights, if any, to Holders of Claims under the Plan pursuant to the Rights Offering Procedures.

117. “Rights Offering Equity” means the New Common Stock issued pursuant to the New Equity Agreement or the Rights Offering, if any.

118. “Rights Offering Procedures” means those certain rights offering procedures with respect to the Rights Offering, if any, which shall be consistent with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors and which have been approved by Final Order of the Bankruptcy Court.

119. “Schedule of Rejected Executory Contracts and Unexpired Leases” means the schedule (including any amendments or modifications thereto), if any, of certain Executory Contracts and Unexpired Leases to be rejected by the Debtors pursuant to the Plan, as set forth in the Plan Supplement, as amended by the Debtors from time to time before the Confirmation Date, in accordance with the Plan.

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120. “Schedules” means, collectively, the schedules of assets and liabilities, schedules of Executory Contracts and Unexpired Leases, and statements of financial affairs Filed by the Debtors pursuant to section 521 of the Bankruptcy Code and in substantial accordance with the Official Bankruptcy Forms, as the same may have been amended, modified, or supplemented from time to time.

121. “Second Lien Note Claim” means any Claim derived from or based upon the Second Lien Notes.

122. “Second Lien Noteholder Group” means the certain ad hoc group of Holders of Second Lien Notes.

123. “Second Lien Notes” means the 8.75% second lien notes due June 1, 2020 and issued by SandRidge pursuant to the Second Lien Notes Indenture.

124. “Second Lien Notes Indenture” means that certain indenture, dated June 10, 2015, by and among SandRidge as issuer, certain of SandRidge’s subsidiaries, as guarantors, and the Second Lien Notes Trustee.

125. “Second Lien Notes Trustee” means U.S. Bank, National Association, in its capacity as indenture trustee under the Second Lien Notes Indenture, or any successor thereto.

126. “Section 510(b) Claims” means any Claims against the Debtors arising from (a) rescission of a purchase or sale of a security of the Debtors or an Affiliate of the Debtors, (b) purchase or sale of such a security, or (c) reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim.

127. “Secured” means when referring to a Claim, a Claim: (a) secured by a Lien on property in which the applicable Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the creditor’s interest in such Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code; or (b) otherwise Allowed pursuant to the Plan as a Secured Claim.

128. “Secured Tax Claims” means any Secured Claim against any Debtor that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code (determined irrespective of time limitations), including any related Secured Claim for penalties.

129. “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, as amended, or any similar federal, state or local law.

130. “Securities Exchange Act” means the Securities Exchange Act of 1934, 15 U.S.C. §§ 78a–78nn, as amended.

131. “SEC” means the United States Securities Exchange Commission.

132. “Security” shall have the meaning set forth in section 101(49) of the Bankruptcy Code.

133. “U.S. Trustee” means the Office of the United States Trustee for the Southern District of Texas.

134. “Unexpired Lease” means a lease of nonresidential real property to which one or more of the Debtors is a party that is subject to assumption or rejection under sections 365 or 1123 of the Bankruptcy Code.

135. “Unimpaired” means, with respect to a Class of Claims or Interests, a Claim or an Interest that is unimpaired within the meaning of section 1124 of the Bankruptcy Code, including through payment in full in cash.

136. “Unsecured 2020 Senior Notes” means the 8.75% unsecured notes due January 15, 2020, issued pursuant to that certain Indenture dated December 16, 2009, by and among SandRidge, as issuer; certain of SandRidge’s subsidiaries, as guarantors; and the Unsecured Senior Notes Trustee.

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137. “Unsecured 2021 Senior Notes” means the 7.5% unsecured notes due March 15, 2021, issued pursuant to that certain Indenture dated March 15, 2011, by and among SandRidge, as issuer; certain of SandRidge’s subsidiaries, as guarantors; and the Unsecured Senior Notes Trustee.

138. “Unsecured 2022 Convertible Notes” means the 8.125% convertible notes due October 16, 2022, issued pursuant to that certain Indenture dated April 17, 2012, by and among SandRidge, as issuer; certain of SandRidge’s subsidiaries, as guarantors; and the Unsecured Convertible Notes Trustee.

139. “Unsecured 2022 Senior Notes” means the 8.125% unsecured notes due October 15, 2022, issued pursuant to that certain Indenture dated April 17, 2012, by and among SandRidge, as issuer; certain of SandRidge’s subsidiaries, as guarantors; and the Unsecured Senior Notes Trustee.

140. “Unsecured 2023 Convertible Notes” means the 7.5% convertible notes due February 16, 2023, issued pursuant to that certain Indenture dated August 19, 2015, by and among SandRidge, as issuer; certain of SandRidge’s subsidiaries, as guarantors; and the Unsecured Convertible Notes Trustee.

141. “Unsecured 2023 Senior Notes” means the 7.5% unsecured notes due February 15, 2023, issued pursuant to that certain Indenture dated August 20, 2012, by and among SandRidge, as issuer; certain of SandRidge’s subsidiaries, as guarantors; and the Unsecured Senior Notes Trustee.

142. “Unsecured Convertible Notes” means, collectively: (a) the Unsecured 2022 Convertible Notes and (b) the Unsecured 2023 Convertible Notes.

143. “Unsecured Convertible Notes Indentures” means those certain Indentures, dated August 20, 2012 and August 19, 2012, respectively, by and among SandRidge, as issuer; certain of SandRidge’s Energy, Inc.’s subsidiaries, as guarantors, in each case; and the Unsecured Convertible Notes Trustee.

144. “Unsecured Convertible Notes Trustee” means Wilmington Trust Company, National Association, in its capacity as indenture trustee under the Unsecured Convertible Notes, and any successor thereto.

145. “Unsecured Non-Note Claim” means any General Unsecured Claim that is not an Unsecured Note Claim.

146. “Unsecured Note Claim” means any Claim from or based upon the Unsecured Notes.

147. “Unsecured Notes” means, collectively: (a) the Unsecured Senior Notes; and (b) the Unsecured Convertible Notes.

148. “Unsecured Notes Indentures” means, collectively: (a) the Unsecured Senior Notes Indentures, and (b) the Unsecured Convertible Notes Indentures.

149. “Unsecured Notes Trustee” means, collectively: (a) the Unsecured Senior Notes Trustee; and (b) the Unsecured Convertible Notes Trustee.

150. “Unsecured Notes Trustee Charging Lien” means, any Lien or other priority in payment arising prior to or after the Effective Date to which an Unsecured Notes Trustee is entitled, pursuant to the applicable Unsecured Notes Indenture, against distributions to the Holders of Unsecured Note Claims under the applicable Unsecured Notes Indenture, for payment of any Unsecured Notes Trustee Fees, which Lien or other priority in payment shall be deemed a separate right of each Unsecured Notes Trustee arising under this Plan.

151. “Unsecured Notes Trustee Fees” means, the Claims for reasonable compensation, fees, expenses, disbursements, indemnification, subrogation and contribution of the Unsecured Notes Trustee, including, without limitation, internal default fees, attorneys’, financial advisors’ and agents’ fees, expenses and disbursements, incurred by or owed to each Unsecured Notes Trustee, whether prepetition or postpetition, or whether prior to or after consummation of the Plan.

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152. “Unsecured Senior Notes” means, collectively: (a) the Unsecured 2020 Senior Notes; (b) the Unsecured 2021 Senior Notes; (c) Unsecured 2022 Senior Notes; and (d) Unsecured 2023 Senior Notes.

153. “Unsecured Senior Notes Claims” means any Claim derived from or based upon the Unsecured Senior Notes.

154. “Unsecured Senior Notes Indentures” means those certain Indentures, dated December 16, 2009, March 15, 2011, April 17, 2012, and August 20, 2012, respectively, by and among SandRidge, as issuer; certain of SandRidge’s Energy, Inc.’s subsidiaries, as guarantors, in each case; and the Unsecured Senior Notes Trustee.

155. “Unsecured Senior Notes Trustee” means Wells Fargo Bank, N.A., in its capacity as indenture trustee under the Unsecured Senior Notes Indentures, and any successor thereto.

156. “Voting Deadline” means August 4, 2016, at 4:00 p.m., prevailing Central Time.

157. “Wages Motion” means the Debtors’ Emergency Motion for Entry of Interim and Final Orders Authorizing the Debtors to (I) Pay Prepetition Wages, Salaries, Other Compensation, and Reimbursable Expenses and (II) Continue Employee Benefit Programs [Docket No. 7].

158. “Warrants” means the new warrants for New Common Stock, on the terms set forth in the Warrants Agreement.

159. “Warrants Agreement” means that certain agreement providing for, among other things, the issuance and terms of the Warrants, which shall be included in the Plan Supplement and which shall be in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors.

B.	Rules of Interpretation

For purposes herein: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (2) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (3) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, whether or not Filed, having been Filed or to be Filed shall mean that document, schedule, or exhibit, as it may thereafter be amended, modified, or supplemented; (4) any reference to an Entity as a Holder of a Claim or Interest includes that Entity’s successors and assigns; (5) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (6) unless otherwise specified, all references herein to exhibits are references to exhibits in the Plan Supplement; (7) unless otherwise specified, the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (8) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (9) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (10) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; (11) all references to docket numbers of documents Filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (12) all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, and as applicable to the Chapter 11 Cases, unless otherwise stated; (13) any immaterial effectuating provisions may be interpreted by the Reorganized Debtors in such a manner that is consistent with the overall purpose and intent of the Plan all without further notice to or action, order, or approval of the Bankruptcy Court or any other Entity; and (14) except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or to the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

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C.	Computation of Time

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day. Any action to be taken on the Effective Date may be taken on or as soon as reasonably practicable after the Effective Date.

D.	Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of Delaware, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction, and implementation of the Plan, any agreements, documents, instruments, or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, shall be governed by the laws of the state of incorporation or formation of the relevant Debtor or Reorganized Debtor, as applicable.

E.	Reference to Monetary Figures

All references in the Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided herein.

F.	Controlling Document

In the event of an inconsistency between the Plan and the Disclosure Statement, the terms of the Plan shall control in all respects. In the event of an inconsistency between the Plan and the Plan Supplement, the terms of the relevant provision in the Plan shall control (unless stated otherwise in such Plan document or in the Confirmation Order). In the event of an inconsistency between the Confirmation Order and the Plan, the Confirmation Order shall control.

ARTICLE II.

ADMINISTRATIVE CLAIMS AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III hereof.

A.	Administrative Claims

Except with respect to Administrative Claims that are Professional Fee Claims and except to the extent that an Administrative Claim has already been paid during the Chapter 11 Cases or a Holder of an Allowed Administrative Claim and the applicable Debtor(s) agree to less favorable treatment, each Holder of an Allowed Administrative Claim shall be paid in full in Cash on the unpaid portion of its Allowed Administrative Claim on the latest of: (a) on the Effective Date if such Administrative Claim is Allowed as of the Effective Date; (b) on or as soon as reasonably practicable after the date such Administrative Claim is Allowed; and (c) the date such Allowed Administrative Claim becomes due and payable, or as soon thereafter as is reasonably practicable; provided that Allowed Administrative Claims that arise in the ordinary course of the Debtors’ businesses shall be paid in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements and/or arrangements governing, instruments evidencing, or other documents relating to such transactions. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be Filed with respect to an Administrative Claim previously Allowed by Final Order.

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Except as otherwise provided in this Article II.A and except with respect to Administrative Claims that are Professional Fee Claims, requests for payment of Allowed Administrative Claims must be Filed and served on the Reorganized Debtors pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order no later than the Administrative Claims Bar Date. Holders of Administrative Claims that are required to, but do not, File and serve a request for payment of such Administrative Claims by such date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors or their property and such Administrative Claims shall be deemed discharged as of the Effective Date. Objections to such requests, if any, must be Filed and served on the Reorganized Debtors and the requesting party by the Claims Objection Bar Date.

B.	Professional Compensation

1. Final Fee Applications and Payment of Professional Fee Claims.

All requests for payment of Professional Fee Claims for services rendered and reimbursement of expenses incurred before the Effective Date must be Filed no later than 45 days after the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Fee Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Code. The Reorganized Debtors shall pay Professional Fee Claims in Cash in the amount the Bankruptcy Court allows, including from the Professional Fee Escrow Account, which the Reorganized Debtors will establish in trust for the Professionals and fund with Cash equal to the Professional Fee Amount on the Effective Date.

2. Professional Fee Escrow Account

On the Effective Date, the Reorganized Debtors shall establish and fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Reserve Amount, which shall be funded by the Reorganized Debtors. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals. Such funds shall not be considered property of the Estates of the Debtors or the Reorganized Debtors. The amount of Professional Fee Claims owing to the Professionals shall be paid in Cash to such Professionals by the Reorganized Debtors from the Professional Fee Escrow Account as soon as reasonably practicable after such Professional Fee Claims are Allowed. When all such Allowed amounts owing to Professionals have been paid in full, any remaining amount in the Professional Fee Escrow Account shall promptly be paid to the Reorganized Debtors without any further action or order of the Bankruptcy Court. If the Professional Fee Escrow Account is insufficient to fund the full Allowed amounts of Professional Fee Claims, remaining unpaid Allowed Professional Fee Claims will be paid by the Debtors or the Reorganized Debtors.

3. Professional Fee Reserve Amount

Professionals shall reasonably estimate their unpaid Professional Fee Claims and other unpaid fees and expenses incurred in rendering services to the Debtors before and as of the Effective Date, and shall deliver such estimate to the Debtors no later than five days before the Effective Date, provided, however, that such estimate shall not be deemed to limit the amount of the fees and expenses that are the subject of the Professional’s final request for payment of Filed Professional Fee Claims. If a Professional does not provide an estimate, the Debtors or Reorganized Debtors may estimate the unpaid and unbilled fees and expenses of such Professional.

4. Post-Confirmation Date Fees and Expenses.

Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Debtors shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses incurred by the Debtors. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

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C.	Priority Tax Claims

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code. In the event an Allowed Priority Tax Claim is also a Secured Tax Claim, such Claim shall, to the extent it is Allowed, be treated as an Other Secured Claim if such Claim is not otherwise paid in full.

D.	Statutory Fees

All fees due and payable pursuant to section 1930 of Title 28 of the United States Code before the Effective Date shall be paid by the Debtors. On and after the Effective Date, the Reorganized Debtors shall pay any and all such fees when due and payable, and shall File with the Bankruptcy Court quarterly reports in a form reasonably acceptable to the U.S. Trustee. Each Debtor shall remain obligated to pay quarterly fees to the U.S. Trustee until the earliest of that particular Debtor’s case being closed, dismissed, or converted to a case under Chapter 7 of the Bankruptcy Code.

ARTICLE III.

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

A.	Summary of Classification

Claims and Interests, except for Administrative Claims, Professional Fee Claims, and Priority Tax Claims, are classified in the Classes set forth in this Article III. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or Interest also is classified in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class and has not been paid, released, or otherwise satisfied before the Effective Date.

1. Class Identification

The classification of Claims and Interests against each Debtor (as applicable) pursuant to the Plan is as follows:

Class	Claim or Interest	Status	Voting Rights
1	Other Secured Claims	Unimpaired	Presumed to Accept
2	Other Priority Claims	Unimpaired	Presumed to Accept
3	First Lien Credit Agreement Claims	Impaired	Entitled to Vote
4	Second Lien Note Claims	Impaired	Entitled to Vote
5	General Unsecured Claims	Impaired	Entitled to Vote
6	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote
7	Section 510(b) Claims	Impaired	Deemed to Reject
8	Intercompany Interests	Unimpaired	Presumed to Accept
9	Interests in SandRidge	Impaired	Deemed to Reject

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B.	Treatment of Claims and Interests

1. Class 1 – Other Secured Claims

a.	Classification: Class 1 consists of Other Secured Claims against any Debtor.

b.	Treatment: On the Effective Date, except to the extent that a Holder of an Allowed Other Secured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Other Secured Claim, each such Holder shall receive either (i) payment in full in Cash of the unpaid portion of its Other Secured Claim on the Effective Date or as soon thereafter as reasonably practicable (or if payment is not then due, shall be paid in accordance with its terms); (ii) delivery of the collateral securing any such Other Secured Claim and payment of any interest required under section 506(b) of the Bankruptcy Code; (iii) Reinstatement pursuant to section 1124 of the Bankruptcy Code, or (iv) such other recovery necessary to satisfy section 1129 of the Bankruptcy Code

c.	Voting: Class 1 is Unimpaired. Holders of Allowed Class 1 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 1 Claims are not entitled to vote to accept or reject the Plan.

2. Class 2 – Other Priority Claims

a.	Classification: Class 2 consists of Other Priority Claims.

b.	Treatment: On the Effective Date or as soon thereafter as reasonably practicable, except to the extent that a Holder of an Allowed Other Priority Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Other Priority Claim, each such Holder shall receive payment in full, in Cash, of the unpaid portion of its Other Priority Claim (or, if payment is not then due, payment in accordance with its terms) or such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.

c.	Voting: Class 2 is Unimpaired. Holders of Allowed Class 2 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 2 Claims are not entitled to vote to accept or reject the Plan.

3. Class 3 – First Lien Credit Agreement Claims

a.	Classification: Class 3 consists of First Lien Credit Agreement Claims.

b.	Allowance: The First Lien Credit Agreement Claims are Allowed in the amount of $448.9 million on account of unpaid principal, plus interest, fees and other expenses, arising under or in connection with the First Lien Credit Agreement Claims, including undrawn letters of credit.

c.	Treatment: On the Effective Date, except to the extent that a Holder of an Allowed First Lien Credit Agreement Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each First Lien Credit Agreement Claim, each such Holder shall receive its Pro Rata share of: (i) participation in the New First Lien Exit Facility in the face amount of $425 million; and (ii) $35 million in Cash; provided that all hedging agreements entered into by the First Lien Credit Agreement Lenders under the First Lien Credit Agreement prior to the Petition Date shall remain in place.

d.	Voting: Class 3 is Impaired. Holders of Allowed Class 3 Claims will be entitled to vote to accept or reject the Plan.

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4. Class 4 – Second Lien Note Claims

a.	Classification: Class 4 consists of all Second Lien Note Claims.

b.	Allowance: On the Effective Date, the Second Lien Note Claims shall be deemed Allowed in the aggregate amount of $1,328 million, plus accrued but unpaid interest, fees and any and all other amounts due thereunder. For the avoidance of doubt, the Second Lien Note Claims shall not be subject to any avoidance, reductions, setoff, offset, recharacterization, subordination (equitable or contractual or otherwise), counter-claim, defense, disallowance, impairment, objection or any challenges under applicable law or regulation.

c.	Treatment: On the Effective Date, or as soon thereafter as reasonably practicable, except to the extent that a Holder of an Allowed Second Lien Note Claim agrees to less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Second Lien Note Claim, each such Holder shall receive its Pro Rata share of: (i) 85% of the New Common Stock issued by Reorganized SandRidge on the Effective Date, as fully diluted by the Conversion Equity (measured through the Conversion Date) but subject to dilution by the Employee Incentive Plan, Rights Offering Equity, if any, and the Warrants; (ii) the New Convertible Debt; and (iii) the Rights, if applicable.

d.	Voting: Class 4 is Impaired. Holders of Allowed Class 4 Claims will be entitled to vote to accept or reject the Plan.

5. Class 5 – General Unsecured Claims

a.	Classification: Class 5 consists of all General Unsecured Claims.

b.	Allowance: On the Effective Date, the Unsecured Note Claims shall be deemed Allowed in the aggregate amount of $2,349 million, consisting of: (i) approximately $407 million in unpaid principal and interest on account of the 8.75% Unsecured Senior Notes due 2020; (ii) approximately $767 million in unpaid principal and interest on account of the 7.5% Unsecured Senior Notes due 2021; (iii) approximately $531 million in unpaid principal and interest on account of the 8.125% Unsecured Senior Notes due 2022; (iv) approximately $554 million in unpaid principal and interest on account of the 7.5% Unsecured Senior Notes due 2023; (v) approximately $41 million in unpaid principal and interest on account of the 8.125% Unsecured Convertible Notes due 2022; and (vi) approximately $48 million in unpaid principal and interest on account of the 7.5% Unsecured Convertible Notes due 2023. For the avoidance of doubt, the Unsecured Note Claims shall not be subject to any avoidance, reductions, setoff, offset, recharacterization, subordination (equitable or contractual or otherwise), counter-claim, defense, disallowance, impairment, objection or any challenges under applicable law or regulation.

c.

Treatment: On the Effective Date, or as soon thereafter as reasonably practicable, except to the extent that a Holder of an Allowed General Unsecured Claim agrees to less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed General Unsecured Claim, each such Holder shall receive its Pro Rata Share of: (i) $10 million in Cash; (ii) 15% of the New Common Stock issued by Reorganized SandRidge on the Effective Date, as fully diluted by the Conversion Equity (measured through the Conversion Date) but subject to dilution

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by the Employee Incentive Plan, Rights Offering Equity, if any, and the Warrants; (iii) the Rights, if applicable; (iv) the Warrants; and (v) the New Building Note Proceeds. Distributions to the Holders of Unsecured Note Claims shall be subject to the rights of each Unsecured Notes Trustee to assert its applicable Unsecured Notes Trustee Charging Lien.

d.	Voting: Class 5 is Impaired. Holders of Allowed Class 5 Claims will be entitled to vote to accept or reject the Plan.

6. Class 6 – Intercompany Claims

a.	Classification: Class 6 consists of all Intercompany Claims.

b.	Treatment: Each Allowed Intercompany Claim shall be, at the option of the Debtors or Reorganized Debtors, as applicable, either: (i) Reinstated; or (ii) canceled and released without any distribution on account of such Claims.

c.	Voting: Class 6 is either Unimpaired, and such Holders of Intercompany Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code, or Impaired, and such Holders of Allowed Class 6 Claims are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Allowed Intercompany Claims are not entitled to vote to accept or reject the Plan.

7. Class 7 – Section 510(b) Claims

a.	Classification: Class 7 consists of all Section 510(b) Claims.

b.	Treatment: Each Section 510(b) Claim shall be deemed canceled and released and there shall be no distribution to Holders of Section 510(b) Claims on account of such Claims.

c.	Voting: Class 7 is Impaired. Holders of Allowed Class 7 Claims are deemed to have rejected the Plan under section 1126(g) of the Bankruptcy Code. Holders of Allowed Class 7 Claims are not entitled to vote to accept or reject the Plan.

8. Class 8 – Intercompany Interests

a.	Classification: Class 8 consists of all Intercompany Interests.

b.	Treatment: Intercompany Interests shall be Reinstated as of the Effective Date.

c.	Voting: Class 8 is Unimpaired. Holders of Intercompany Interests are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Intercompany Interests are not entitled to vote to accept or reject the Plan.

9. Class 9 – Interests in SandRidge

a.	Classification: Class 9 consists of any Interests in SandRidge.

b.	Treatment: On the Effective Date, existing Interests in SandRidge shall be deemed canceled and released and there shall be no distribution to Holders of Interests in SandRidge on account of such Interests.

c.	Voting: Class 9 is Impaired. Holders of Interests in SandRidge are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Interests in SandRidge are not entitled to vote to accept or reject the Plan.

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C.	Special Provision Governing Unimpaired Claims

Nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claim, including all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

D.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by at least one Impaired Class of Claims. The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests. The Debtors reserve the right to modify the Plan in accordance with Article X hereof to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification, including by modifying the treatment applicable to a Class of Claims to render such Class of Claims Unimpaired to the extent permitted by the Bankruptcy Code and the Bankruptcy Rules.

E.	Elimination of Vacant Classes

Any Class of Claims or Interests that does not have a Holder of an Allowed Claim or Allowed Interest or a Claim or Interest temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

F.	Voting Classes; Presumed Acceptance by Non-Voting Classes

If a Class contains Holders of Claims or Interests eligible to vote and no Holders of Claims or Interests eligible to vote in such Class vote to accept or reject the Plan, the Plan shall be presumed accepted by the Holders of such Claims or Interests in such Class.

G.	Presumed Acceptance and Rejection of the Plan

To the extent Class 6 Intercompany Claims are canceled, each Holder of a Claim in Class 6 is deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and is not entitled to vote to accept or reject the Plan. To the extent Class 6 Intercompany Claims and Class 8 Intercompany Interests are Reinstated, each Holder of a Claim or Interest in Class 6 or 8 is presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and is not entitled to vote to accept or reject the Plan.

H.	Intercompany Interests

To the extent Reinstated under the Plan, distributions on account of Intercompany Interests are not being received by Holders of such Intercompany Interests on account of their Intercompany Interests, but rather for the purposes of administrative convenience, for the ultimate benefit of the Holders of New Common Stock, and in exchange for the Debtors’ and Reorganized Debtors’ agreement under the Plan to make certain distributions to the Holders of Allowed Claims. For the avoidance of doubt, any Interest in Non-Debtor Subsidiaries owned by a Debtor shall continue to be owned by the applicable Reorganized Debtor.

I.	Subordinated Claims and Interests

The allowance, classification, and treatment of all Allowed Claims and Allowed Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, the Debtors or Reorganized Debtors reserve the right to re-classify any Allowed Claim or Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

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ARTICLE IV.

MEANS FOR IMPLEMENTATION OF THE PLAN

A.	Restructuring Transactions

On the Effective Date, the Reorganized Debtors may take all actions as may be necessary or appropriate to effect any Restructuring Transactions, including: (1) the execution and delivery of any appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan, and that satisfy the requirements of applicable law and any other terms to which the applicable Entities may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (3) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, or dissolution pursuant to applicable state law; (4) if implemented pursuant to the Plan, all transactions necessary to provide for the purchase of substantially all of the assets or Interests of any of the Debtors, which purchase may be structured as a taxable transaction for United States federal income tax purposes; (5) the execution and delivery of the New First Lien Exit Facility Documents, New Building Note Documents, New Convertible Debt Documents, Warrants Agreement, New Equity Agreement, if any, and Registration Rights Agreement; and (6) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law.

B.	Sources of Consideration for Plan Distributions

The Reorganized Debtors shall fund distributions under the Plan as follows:

1. Cash on Hand

The Reorganized Debtors shall use Cash on hand to fund distributions to certain Holders of Claims against the Debtors in accordance with Article III of the Plan.

2. Issuance and Distribution of New Common Stock and Other Securities

The issuance of Securities under the Plan, including the shares of the New Common Stock, the Warrants, the shares of the New Common Stock issuable upon exercise of the Warrants, the Conversion Equity, the Rights Offering Equity, if any, and options, or other equity awards, if any, reserved under the Employee Incentive Plan, shall be authorized without the need for any further corporate action and without any further action by the Holders of Claims or Interests.

All of the shares of New Common Stock issued pursuant to the Plan, including any options for the purchase thereof and equity awards associated therewith, shall be duly authorized without the need for any further corporate action and without any further action by the Debtors or Reorganized Debtors, as applicable, validly issued, fully paid, and non-assessable. Each distribution and issuance of the New Common Stock under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance.

3. New Credit Facility

On the Effective Date, the Reorganized Debtors shall enter into the New First Lien Exit Facility. Each First Lien Credit Agreement Lender shall receive its Pro Rata share under the New First Lien Exit Facility pursuant to Article III.B. The New First Lien Exit Facility shall be on terms set forth in the New First Lien Exit Facility Documents and substantially consistent with the terms set forth in the New First Lien Exit Facility Term Sheet.

Confirmation shall be deemed approval of the New First Lien Exit Facility (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred and fees

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paid by the Debtors or the Reorganized Debtors in connection therewith), to the extent not approved by the Bankruptcy Court previously, and the Reorganized Debtors are authorized to execute and deliver those documents necessary or appropriate to obtain the New First Lien Exit Facility, including any and all documents required to enter into the New First Lien Exit Facility, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Reorganized Debtors may deem to be necessary to consummate entry into the New First Lien Exit Facility and that are in form and substance reasonably acceptable to the Required First Lien Creditors and the Required Second Lien Creditors.

4. New Convertible Debt

On the Effective Date, the Reorganized Debtors shall issue the New Convertible Debt. Each Holder of Second Lien Notes shall receive its Pro Rata share under the New Convertible Debt pursuant to Article III.B. The New Convertible Debt shall be on terms set forth in the New Convertible Debt Documents.

Confirmation shall be deemed approval of the New Convertible Debt (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred and fees paid by the Debtors or the Reorganized Debtors in connection therewith), to the extent not approved by the Bankruptcy Court previously, and the Reorganized Debtors are authorized to execute and deliver those documents necessary or appropriate to issue the New Convertible Debt, including any and all documents required to enter into the New Convertible Debt, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Reorganized Debtors may deem to be necessary to consummate entry into the New Convertible Debt and that are in form and substance reasonably acceptable to the Required Consenting Creditors.

5. New Building Note

On the Effective Date, the Reorganized Debtors shall issue the New Building Note. The New Building Note shall be on terms set forth in the New Building Note Documents and shall be in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors. On the Effective Date, the New Building Note Purchaser shall purchase the New Building Note in exchange for the New Building Note Proceeds. The New Building Note Purchaser shall receive its Pro Rata share of the New Building Note in accordance with the New Building Note Documents. Each Holder of a General Unsecured Claim shall receive its Pro Rata share of the New Building Note Proceeds.

Confirmation shall be deemed approval of the New Building Note (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred and fees paid by the Debtors or the Reorganized Debtors in connection therewith), to the extent not approved by the Bankruptcy Court previously, and the Reorganized Debtors are authorized to execute and deliver those documents necessary or appropriate to convey the New Building Note, including any and all documents required to enter into the New Building Note, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Reorganized Debtors may deem to be necessary to consummate entry into the New Building Note and that are in form and substance reasonably acceptable to the Required Consenting Creditors.

C.	Rights Offering and New Equity Agreement

Before the Effective Date, the Debtors may enter into the New Equity Agreement providing for the sale to or backstop from the New Equity Parties for the Rights Offering Equity, if any. The Debtors may also conduct a Rights Offering in accordance with the Rights Offering Procedures. All or a portion of the Rights Offering may be backstopped by the New Equity Parties on the terms and subject to the conditions set forth in the New Equity Agreement, if any. Notwithstanding anything to the contrary in the Plan, and nothing contained herein shall obligate the Debtors to pursue the Rights Offering or any component thereof.

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D.	Corporate Existence

Except as otherwise provided in the Plan, the New Organizational Documents, or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, on the Effective Date, each Debtor shall continue to exist after the Effective Date as a separate corporation, limited liability company, partnership, or other form of entity, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form of entity, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other analogous formation documents) in effect before the Effective Date, except to the extent such certificate of incorporation and bylaws (or other analogous formation documents) are amended by the Plan or otherwise (including in connection with any conversion of the Reorganized SandRidge to a limited liability company), and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval.

E.	Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, on the Effective Date, all property in each Estate, all Causes of Action, and any property acquired by any of the Debtors, including Interests held by the Debtors in Non-Debtor Subsidiaries, pursuant to the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property, and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

F.	Cancellation of Existing Securities

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, on the Effective Date: (1) the obligations of the Debtors under the First Lien Credit Documents, the Second Lien Notes Indenture, the Unsecured Notes Indentures, all Interests in SandRidge, and any other certificate, share, note, bond, indenture, purchase right, option, warrant, or other instrument or document, directly or indirectly, evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors giving rise to any Claim or Interest (except such certificates, notes, or other instruments or documents evidencing indebtedness or obligations of the Debtors that are specifically Reinstated pursuant to the Plan) shall be canceled and the Reorganized Debtors shall not have any continuing obligations thereunder; and (2) the obligations of the Debtors pursuant, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the shares, certificates, notes, bonds, purchase rights, options, warrants, or other instruments or documents evidencing or creating any indebtedness or obligation of the Debtors (except such agreements, certificates, notes, or other instruments evidencing indebtedness or obligations of the Debtors that are specifically Reinstated pursuant to the Plan) shall be deemed satisfied in full, released, and discharged.

In addition to the foregoing, the Unsecured Notes Indentures shall continue in effect to the extent necessary to (i) allow the disbursing agent or the Unsecured Notes Trustee, as applicable, to make distributions to the Holders of Unsecured Note Claims; (ii) permit the Unsecured Notes Trustee to assert their respective Unsecured Notes Trustee Charging Lien; (iii) allow the Unsecured Notes Trustee to maintain any right of indemnification, contribution, subrogation or any other claim or entitlement it may have under the applicable Unsecured Notes Indenture; (iv) permit the Unsecured Notes Trustee to appear before the Bankruptcy Court or any other court of competent jurisdiction after the Effective Date; (v) permit the Unsecured Notes Trustee to perform any functions that are necessary to effectuate the foregoing; and (vi) to exercise rights and obligations relating to the interests of its holders under the applicable Unsecured Notes Indenture. For the avoidance of doubt, all indemnification obligations and expense reimbursement obligations of the Debtors arising under the Unsecured Notes Indentures in favor of the Unsecured Notes Trustee, or their respective directors, officers, employees, agents, affiliates, controlling persons, and legal and financial advisors, shall survive, remain in full force and effect, and be enforceable against the Reorganized Debtors on and after the Effective Date and shall be enforceable through, among other things, the exercise of the applicable Unsecured Notes Trustee Charging Lien.

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On and after the Effective Date, all duties and responsibilities of the Second Lien Notes Trustee, the Unsecured Senior Notes Trustee, and the Unsecured Convertible Notes Trustee, as applicable, shall be discharged unless otherwise specifically set forth in or provided for under the Plan or the Plan Supplement.

If the record Holder of the Unsecured Notes is DTC or its nominee or another securities depository or custodian thereof, and such Unsecured Notes are represented by a global security held by or on behalf of DTC or such other securities depository or custodian, then each such Holder of the Unsecured Notes shall be deemed to have surrendered such Holder’s note, debenture, or other evidence of indebtedness upon surrender of such global security by DTC or such other securities depository or custodian thereof.

G.	Corporate Action

Upon the Effective Date, or as soon thereafter as is reasonably practicable, all actions contemplated by the Plan shall be deemed authorized and approved by the Bankruptcy Court in all respects, including, as applicable: (1) the implementation of the Restructuring Transactions; (2) the selection of the directors and officers for Reorganized SandRidge and the other Reorganized Debtors; (3) the incurrence of the New First Lien Exit Facility; (4) the incurrence, issuance, and distribution of the New Convertible Debt; (5) the issuance and distribution of the Warrants; (6) the issuance and distribution of the Rights; (7) the adoption of the Employee Incentive Plan by the New Board of Reorganized SandRidge and grant of awards thereunder; (8) the issuance and distribution of New Common Stock, including on the Effective Date and/or in connection with sections G.(4), (5), (6), and (7) hereof; (9) the issuance of the New Building Note; and (10) all other actions contemplated by the Plan (whether to occur before, on, or after the Effective Date). Upon the Effective Date, all matters provided for in the Plan involving the corporate structure of Reorganized SandRidge and the other Reorganized Debtors, and any corporate action required by the Debtors, Reorganized SandRidge, or the other Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders, directors, or officers of the Debtors, Reorganized SandRidge, or the other Reorganized Debtors. On or (as applicable) before the Effective Date, the appropriate officers of the Debtors, Reorganized SandRidge, or the other Reorganized Debtors shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, securities, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of Reorganized SandRidge and the other Reorganized Debtors, including the New First Lien Exit Facility Documents, the New Convertible Debt, the New Common Stock, the Warrants, the Rights, if any, and the New Building Note, and any and all other agreements, documents, securities, and instruments relating to the foregoing, to the extent not previously authorized by the Bankruptcy Court. The authorizations and approvals contemplated by this Article IV.G shall be effective notwithstanding any requirements under non-bankruptcy law.

H.	New Organizational Documents

The New Organizational Documents for Reorganized SandRidge and any of its subsidiaries shall be in form and substance reasonably acceptable to SandRidge and the Required Second Lien Creditors; provided that the Debtors and the Consenting Second Lien Creditors shall reasonably consult with the Consenting Unsecured Creditors regarding minority protections in the New Organizational Documents. On the Effective Date, each of the Reorganized Debtors will file its New Organizational Documents with the applicable Secretaries of State and/or other applicable authorities in its respective state of incorporation or formation in accordance with the applicable laws of the respective state of incorporation or formation. Pursuant to section 1123(a)(6) of the Bankruptcy Code, the New Organizational Documents will prohibit the issuance of non-voting equity securities. After the Effective Date, the Reorganized Debtors may amend and restate their respective New Organizational Documents and other constituent documents as permitted by the laws of their respective state of incorporation and their respective New Organizational Documents. In addition, on the Effective Date, Reorganized SandRidge shall enter into the Registration Rights Agreement.

I.	Directors and Officers of the Reorganized Debtors

As of the Effective Date, the term of the current members of the board of directors of the Debtors shall expire, and the New Boards and the officers of each of the Reorganized Debtors shall be appointed in accordance with the New Organizational Documents and other constituent documents of each Reorganized Debtor. The New

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Board of Reorganized SandRidge will be composed of five members as of the Effective Date as follows: (a) one will be Reorganized SandRidge’s chief executive officer; and (b) four will be nominated by the Required Second Lien Creditors; provided, however, that, if any one New Equity Party funds or backstops $100 million or more of the Rights Offering, an additional member will be added to the New Board of Reorganized SandRidge nominated by such New Equity Party. The New Board of Reorganized SandRidge shall be disclosed before the Confirmation Hearing. Successors will be elected in accordance with the New Organizational Documents of Reorganized SandRidge.

Pursuant to section 1129(a)(5) of the Bankruptcy Code, the Debtors will, to the extent reasonably practicable, disclose in advance of the Confirmation Hearing the identity and affiliations of any Person proposed to serve on the New Boards, as well as those Persons that will serve as an officer of Reorganized SandRidge or any of the Reorganized Debtors. To the extent any such director or officer is an “insider” under the Bankruptcy Code, the nature of any compensation to be paid to such director or officer will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the New Organizational Documents and other constituent documents of Reorganized SandRidge and the Reorganized Debtors.

J.	Effectuating Documents; Further Transactions

On and after the Effective Date, Reorganized SandRidge, the Reorganized Debtors, and the officers and members of the New Boards thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the Securities issued pursuant to the Plan, including the New Common Stock, the New Convertible Debt, and the Warrants, in the name of and on behalf of Reorganized SandRidge or the Reorganized Debtors, as applicable, without the need for any approvals, authorization, or consents.

K.	Exemption from Certain Taxes and Fees

Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property pursuant hereto shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, sale or use tax, mortgage recording tax, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents pursuant to such transfers of property without the payment of any such tax, recordation fee, or governmental assessment.

L.	Preservation of Causes of Action

In accordance with section 1123(b) of the Bankruptcy Code, but subject in all respects to Article VIII, Article IV and Article I.A. hereof, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and such rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action, as appropriate, in the Reorganized Debtors’ sole discretion. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Causes of Action against it as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action against it. The Debtors or the Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled under the Plan or pursuant to a Bankruptcy Court order, the Debtors or Reorganized Debtors, as applicable, expressly reserve all Causes of Action for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

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In accordance with section 1123(b)(3) of the Bankruptcy Code, except as otherwise provided herein, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court.

M.	Director and Officer Liability Insurance

To the extent that the D&O Liability Insurance Policies are considered to be Executory Contracts, notwithstanding anything in the Plan to the contrary, effective as of the Effective Date, the Reorganized Debtors shall be deemed to have assumed all unexpired D&O Liability Insurance Policies with respect to the Debtors’ directors, managers, officers, and employees serving on or before the Petition Date pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtors’ assumption of each of the unexpired D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained herein, Confirmation of the Plan shall not discharge, impair, or otherwise modify any indemnity obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such indemnity obligation will be deemed and treated as an Executory Contract that has been assumed by the Reorganized Debtors under the Plan as to which no Proof of Claim need be Filed.

On or before the Effective Date, to the extent not already obtained, the Debtors will obtain reasonably sufficient liability insurance policy coverage for the six-year period following the Effective Date for the benefit of the Debtors’ current and former directors, officers, and managers on terms no less favorable than the Debtors’ existing D&O Liability Insurance Policies and with an available aggregate limit of liability upon the Effective Date of no less than the aggregate limit of liability under the existing D&O Liability Insurance Policies upon placement.

N.	Employee Incentive Plan

The entry of the Confirmation Order shall constitute approval of the Employee Incentive Plan and the authorization for the New Boards to adopt such plan which shall be implemented on the Effective Date.

O.	Employee and Retiree Obligations

Unless otherwise set forth in the Schedule of Rejected Executory Contracts and Unexpired Leases included in the Plan Supplement, all Employee Compensation and Benefits and Employment Contracts in place as of the Effective Date with the Debtors shall be assumed by the Reorganized Debtors and shall remain in place after the Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans; provided that the foregoing shall not apply to any equity-based compensation, agreement, or arrangement existing as of the Effective Date; provided, further, that, notwithstanding the foregoing, it is agreed and understood that Employee Compensation and Benefits that are components of at-will employment arrangements, are provided or determined at the Debtors’ discretion, or are subject to modification or termination by the Reorganized Debtors in accordance with applicable law will remain as such with respect to the Reorganized Debtors after the Effective Date. Nothing in the Plan shall limit, diminish, or otherwise alter the Reorganized Debtors’ defenses, claims, Causes of Action, or other rights with respect to any such contracts, agreements, policies, programs, and plans. Notwithstanding the foregoing, pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.

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ARTICLE V.

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption and Rejection of Executory Contracts and Unexpired Leases

On the Effective Date, except as otherwise provided herein, all Executory Contracts or Unexpired Leases will be deemed assumed and assigned to the Reorganized Debtors in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, subject to the consent of the Required Consenting Creditors other than: (1) those that are identified on the Schedule of Rejected Executory Contracts and Unexpired Leases; (2) those that have been previously rejected by a Final Order; (3) those that are the subject of a motion to reject Executory Contracts or Unexpired Leases that is pending on the Confirmation Date; or (4) those that are subject to a motion to reject an Executory Contract or Unexpired Lease pursuant to which the requested effective date of such rejection is after the Effective Date. Except as otherwise provided in this Plan, the Debtors shall assume or reject, as the case may be, executory contracts and unexpired leases in the Plan Supplement in form and substance reasonably acceptable to the Required Consenting Creditors; provided, however, that the Debtors shall consult and reasonably cooperate with the Consenting Creditors with respect to the assumption or rejection of such contracts and leases.

Entry of the Confirmation Order shall constitute a Bankruptcy Court order approving the assumptions, assumptions and assignments, or rejections of such Executory Contracts or Unexpired Leases as set forth in the Plan or the Schedule of Rejected Executory Contracts and Unexpired Leases, pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated, assumptions or rejections of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by Bankruptcy Court order but not assigned to a third party before the Effective Date shall re-vest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption under applicable federal law. Any motions to assume Executory Contracts or Unexpired Leases pending on the Effective Date shall be subject to approval by the Bankruptcy Court on or after the Effective Date. Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, reserve the right to alter, amend, modify, or supplement the Schedule of Rejected Executory Contracts and Unexpired Leases at any time through and including 45 days after the Effective Date; provided that the Debtors shall consult and reasonably cooperate with the Consenting Creditors with respect to such amendments, modifications or supplements.

B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases

Counterparties to Executory Contracts or Unexpired Leases listed on the Schedule of Rejected Executory Contracts and Unexpired Leases shall be served with a notice of rejection of Executory Contracts and Unexpired Leases substantially in the form approved by the Bankruptcy Court pursuant to the Bankruptcy Court order approving the Disclosure Statement as soon as reasonably practicable following entry of the Bankruptcy Court order approving the Disclosure Statement. Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, if any, must be Filed with the Bankruptcy Court within the earliest to occur of (1) 30 days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection or (2) 30 days after notice of any rejection that occurs after the Effective Date. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease that are not Filed within such time will be automatically Disallowed, forever barred from assertion, and shall not be enforceable against, as applicable, the Debtors, the Reorganized Debtors, the Estates, or property of the foregoing parties, without the need for any objection by the Debtors or the Reorganized Debtors, as applicable, or further notice to, or action, order, or approval of the Bankruptcy Court or any other Entity, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged, notwithstanding anything in the Schedules or a Proof of Claim to the contrary. Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases shall be classified as General Unsecured Claims and shall be treated in accordance with Article III of the Plan.

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C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases

Any monetary defaults under an Assumed Executory Contract or Unexpired Lease, as reflected on the Cure Notice, shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date, subject to the limitations described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. In the event of a dispute regarding (1) the amount of any payments to cure such a default, (2) the ability of the Reorganized Debtors or any assignee, as applicable, to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.

At least 10 days before the Confirmation Hearing, the Debtors shall distribute, or cause to be distributed, Cure Notices of proposed assumption or assumption and assignment and proposed amounts of Cure Claims to the applicable third parties. Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assumption or assumption and assignment or related cure amount must be Filed, served, and actually received by the Debtors at least seven days before the Confirmation Hearing. Any counterparty to an Executory Contract or Unexpired Lease that fails to timely object to the proposed assumption or assumption and assignment or cure amount will be deemed to have assented to such assumption or assumption and assignment and cure amount. Notwithstanding anything herein to the contrary, in the event that any Executory Contract or Unexpired Lease is removed from the Schedule of Rejected Executory Contracts and Unexpired Leases after such 10-day deadline, a Cure Notice of proposed assumption or assumption and assignment and proposed amounts of Cure Claims with respect to such Executory Contract or Unexpired Lease will be sent promptly to the counterparty thereof and a noticed hearing set to consider whether such Executory Contract or Unexpired Lease can be assumed or assumed and assigned.

If the Bankruptcy Court determines that the Allowed Cure Claim with respect to any Executory Contract or Unexpired Lease is greater than the amount set forth in the applicable Cure Notice, the Debtors or Reorganized Debtors, as applicable, may add such Executory Contract or Unexpired Lease to the Schedule of Rejected Executory Contracts and Unexpired Leases, in which case such Executory Contract or Unexpired Lease will be deemed rejected as the Effective Date.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time before the date that the Debtors assume such Executory Contract or Unexpired Lease. Any Proofs of Claim Filed with respect to an Executory Contract or Unexpired Lease that has been assumed shall be deemed Disallowed and expunged, without further notice to or action, order, or approval of the Bankruptcy Court.

D.	Indemnification Obligations

The Debtors and Reorganized Debtors shall assume the Indemnification Obligations for the Debtors’ current and former directors, officers, managers, and employees, and current attorneys, accountants, investment bankers, and other professionals of the Debtors, to the extent consistent with applicable law, and such Indemnification Obligations shall not be modified, reduced, discharged, impaired, or otherwise affected in any way, and shall survive Unimpaired and unaffected, irrespective of when such obligation arose; provided, however, that one or more former (as of the Petition Date) directors and officers of the Debtors, as agreed by the Debtors and the Required Second Lien Creditors, shall not have such indemnification obligations assumed. Notwithstanding the foregoing, nothing shall impair the ability of the Reorganized Debtors to modify indemnification obligations; provided that none of the Reorganized Debtors shall amend and/or restate any New Organizational Documents before or after the Effective Date to terminate or adversely affect any of the Indemnification Obligations.

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E.	Royalty Interests

The Plan shall not (a) discharge, release, enjoin, or otherwise impair any Non-Debtor Subsidiary Royalty Interest or (b) discharge, release, enjoin, or otherwise impair (including, without limitation, with respect to priority) any Liens, whether contractual or statutory, securing any Non-Debtor Subsidiary Royalty Interest. On the Effective Date, the Debtors and Reorganized Debtors shall be deemed to have assumed any oil and gas lease in which there exists a Non-Debtor Subsidiary Royalty Interest.

F.	Insurance Policies

Without limiting Article IV.M, all of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, are treated as and deemed to be Executory Contracts under the Plan. On the Effective Date, the Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments related thereto.

G.	Federal Lease Obligations

The Debtors shall not abandon or otherwise reject any Federal Lease Interests pursuant to the Plan. Any assumption and/or assignment of the Federal Lease Interests pursuant to the Plan shall be subject to the consent of the United States, which may be granted or denied in accordance with the Interior’s authority under existing regulations and applicable non-bankruptcy law. The Reorganized Debtors (including any transferees and/or assignees) shall assume all plugging and abandonment obligations in connection with the Federal Lease Interests. Any amounts owed to the United States under any Federal Lease Interests shall be paid in full when due in the ordinary course, and nothing in the Plan or any document implementing the Plan shall be interpreted to set cure amounts or require the United States to approve of and consent to the assumption and/or assignment of any of the Federal Lease Interests except pursuant to existing regulatory requirements and applicable law. Notwithstanding any other provision in the Plan or any document implementing the Plan, the Interior shall retain the right to perform any audit and/or compliance review on the Federal Lease Interests, and if appropriate, collect from the Reorganized Debtors any additional monies owed by the Debtors on the Federal Lease Interests, without those rights being adversely affected by the Chapter 11 Cases. Such rights shall be preserved in full as if the Chapter 11 Cases had not occurred. The Reorganized Debtors will retain all defenses with respect to the foregoing.

H.	Modifications, Amendments, Supplements, Restatements, or Other Agreements

Unless otherwise provided in the Plan, each Executory Contract or Unexpired Lease that is assumed shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and Executory Contracts and Unexpired Leases related thereto, if any, including easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Plan.

Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or amount of any Claims that may arise in connection therewith.

I.	Reservation of Rights

Neither the exclusion nor inclusion of any Executory Contract or Unexpired Lease on the Schedule of Rejected Executory Contracts and Unexpired Leases, nor anything contained in the Plan, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder.

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J.	Nonoccurrence of Effective Date

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting any Executory Contract or Unexpired Lease pursuant to section 365(d)(4) of the Bankruptcy Code.

K.	Contracts and Leases Entered Into After the Effective Date

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and/or Unexpired Leases assumed by such Debtor, will be performed by the applicable Debtor or Reorganized Debtor liable thereunder in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) that have not been rejected as of the date of Confirmation will survive and remain unaffected by entry of the Confirmation Order, except as provided herein.

ARTICLE VI.

PROVISIONS GOVERNING DISTRIBUTIONS

A.	Timing and Calculation of Amounts to Be Distributed

Unless otherwise provided in the Plan, on the Effective Date (or, if a Claim is not an Allowed Claim on the Effective Date, on the date that such Claim becomes Allowed or as soon as reasonably practicable thereafter), each Holder of an Allowed Claim (or such Holder’s affiliate) shall receive the full amount of the distributions that the Plan provides for Allowed Claims in each applicable Class. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VII of the Plan. Except as otherwise provided in the Plan, Holders of Claims shall not be entitled to interest, dividends, or accruals on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Effective Date.

B.	Delivery of Distributions and Undeliverable or Unclaimed Distributions

1. Delivery of Distributions

a.	Delivery of Distributions to First Lien Credit Agreement Agent

Except as otherwise provided in the Plan, all distributions to Holders of First Lien Credit Agreement Claims shall be governed by the First Lien Credit Agreement and shall be deemed completed when made to the First Lien Credit Agreement Agent, which shall be deemed to be the Holder of all First Lien Credit Agreement Claims for purposes of distributions to be made hereunder. The First Lien Credit Agreement Agent shall hold or direct such distributions for the benefit of the Holders of Allowed First Lien Credit Agreement Claims, as applicable. As soon as practicable in accordance with the requirements set forth in this Article VI, the First Lien Credit Agreement Agent shall arrange to deliver such distributions to or on behalf of such Holders of Allowed First Lien Credit Agreement Claims.

b.	Delivery of Distributions to Holders of Second Lien Note Claims

Except as otherwise provided in the Plan or reasonably requested by the Second Lien Notes Trustee, all distributions to Holders of Second Lien Notes Claims shall be deemed completed when made to the Holders (or Entities at the direction of such Holders). For the avoidance of doubt, distributions shall not be made to the Second Lien Notes Trustee, and the Second Lien Notes Trustee shall not bear any responsibility or liability for any distributions hereunder.

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c.	Delivery of Distributions to Unsecured Notes Trustees

Except as otherwise provided in the Plan or reasonably requested by an Unsecured Notes Trustee, all distributions to Holders of Unsecured Notes shall be deemed completed when made to the respective Unsecured Notes Trustee, as applicable, which trustee shall be deemed to be the Holder of all Unsecured Note Claims with respect to the applicable Unsecured Notes arising under the Unsecured Senior Notes Indentures or Unsecured Convertible Notes Indentures, as applicable, for purposes of distributions to be made hereunder. The Unsecured Notes Trustees shall hold or direct such distributions for the benefit of the Holders of Unsecured Notes to the extent such Unsecured Notes give rise to Allowed Unsecured Note Claims, as applicable. As soon as practicable in accordance with the requirements set forth in this Article VI, the Unsecured Notes Trustees shall arrange to deliver such distributions to or on behalf of such Holders.

Notwithstanding any provisions herein to the contrary, the Unsecured Notes Indentures shall continue in effect to the extent necessary to (i) receive and make distributions pursuant to the Plan, (ii) maintain and exercise the Unsecured Notes Trustee Charging Lien against distributions to holders; and (iii) seek compensation and reimbursement for any fees and expenses by virtue of the Unsecured Note Trustee Charging Lien incurred in making such distributions, and (iv) permit the Unsecured Notes Trustee to perform any functions that are necessary to effectuate the foregoing.

d.	Delivery of Distributions in General

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims, except as provided in this Article VI, or Interests shall be made to Holders of record as of the Distribution Record Date by the Reorganized Debtors: (1) to the signatory set forth on any of the Proofs of Claim Filed by such Holder or other representative identified therein (or at the last known addresses of such Holder if no Proof of Claim is Filed or if the Debtors have been notified in writing of a change of address); (2) at the addresses set forth in any written notices of address changes delivered to the Reorganized Debtors after the date of any related Proof of Claim; (3) at the addresses reflected in the Schedules if no Proof of Claim has been Filed and the Reorganized Debtors have not received a written notice of a change of address; (4) on any counsel that has appeared in the Chapter 11 Cases on such Holder’s behalf; or (5) in the case of Holders of Second Lien Notes Claims, to the Holders of record set forth on position reports maintained by DTC. Subject to this Article VI, distributions under the Plan on account of Allowed Claims shall not be subject to levy, garnishment, attachment, or like legal process, so that each Holder of an Allowed Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan. The Debtors and the Reorganized Debtors shall not incur any liability whatsoever on account of any distributions under the Plan except for gross negligence or willful misconduct.

2. No Fractional Distributions

No fractional shares of New Common Stock or Warrants shall be distributed, and no Cash shall be distributed in lieu of such fractional amounts. When any distribution pursuant to the Plan on account of an Allowed Claim would otherwise result in the issuance of a number of shares of New Common Stock that is not a whole number, the actual distribution of shares of New Common Stock shall be rounded as follows: (a) fractions of one-half or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half shall be rounded to the next lower whole number with no further payment therefore. The total number of authorized shares of New Common Stock to be distributed pursuant to the Plan shall be adjusted as necessary to account for the foregoing rounding.

3. Minimum Distributions

Holders of Allowed Claims entitled to distributions of $50 or less shall not receive distributions, and each such Claim to which this limitation applies shall be discharged pursuant to Article VIII and its Holder is forever barred pursuant to Article VIII from asserting that Claim against the Reorganized Debtors or their property.

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4. Undeliverable Distributions and Unclaimed Property

In the event that any distribution to any Holder is returned as undeliverable, no distribution to such Holder shall be made unless and until the Reorganized Debtors have determined the then-current address of such Holder, at which time such distribution shall be made to such Holder without interest; provided that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of six (6) months from the Effective Date. After such date, all unclaimed property or interests in property shall revert to the applicable Reorganized Debtors without need for a further order by the Bankruptcy Court (notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws to the contrary), and the Claim of any Holder to such property or Interest in property shall be discharged and forever barred.

C.	Warrants

As described in Article III.B.5.c above, the Holders of General Unsecured Claims on the Effective Date (immediately before the consummation of the Plan) shall receive the Warrants from the Reorganized Debtors on the Effective Date. The Warrants shall be subject to certain transfer, exercise, and other restrictions and appropriate legends pursuant to, among other things, the Warrants Agreement. Notwithstanding anything to the contrary in the Plan, in no event shall the terms of the Warrants cause Reorganized SandRidge to be required by the Securities Act or the Exchange Act, including without limitation Section 12(g) or 15(d) of the Exchange Act, or any other federal, state or local securities laws, to register with the SEC or other similar regulatory authority any class of equity securities of SandRidge or Reorganized SandRidge or to file periodic reports under Section 13 or 15(d) of the Exchange Act. The Warrants Agreement shall contain transfer, exercise, and other restrictions and appropriate legends to ensure that the terms of the Warrants and the Warrants Agreement do not result in such registration or reporting requirements on the part of Reorganized SandRidge.

D.	Registration or Private Placement Exemption

1. New Common Stock and New Convertible Debt Issued Pursuant to Section 1145 of the Bankruptcy Code

Shares of New Common Stock issued under the Plan, the Warrants, the New Convertible Debt, and the shares of the New Common Stock issuable upon exercise of the Warrants and/or the New Convertible Debt, as applicable, as contemplated by the Plan in reliance upon section 1145 of the Bankruptcy Code are exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration before the offering, issuance, distribution, or sale of Securities. The New Common Stock issued under the Plan, the Warrants, the New Convertible Debt, and the shares of the New Common Stock issuable upon exercise of the Warrants and/or the New Convertible Debt, as applicable, issued pursuant to section 1145 of the Bankruptcy Code (a) are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (b) are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of the Reorganized Debtors as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in subsection (b) of Section 1145 of Title 11 of the United States Code.

Should the Reorganized Debtors elect on or after the Effective Date to reflect any ownership of the New Common Stock through the facilities of the DTC, the Reorganized Debtors need not provide any further evidence other than the Plan or the Confirmation Order with respect to the treatment of the New Common Stock or under applicable securities laws.

The DTC shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the New Common Stock issued under the Plan, the Warrants, the New Convertible Debt, and the shares of the New Common Stock issuable upon exercise of the Warrants and/or the New Convertible Debt are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services.

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Notwithstanding anything to the contrary in the Plan, no entity (including, for the avoidance of doubt, the DTC) may require a legal opinion regarding the validity of any transaction contemplated by the Plan, including, for the avoidance of doubt, whether the New Common Stock issued under the Plan, the Warrants, the New Convertible Debt, and the shares of the New Common Stock issuable upon exercise of the Warrants and/or the New Convertible Debt are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services.

E.	Compliance with Tax Requirements

In connection with the Plan, to the extent applicable, Reorganized SandRidge and the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with applicable wage garnishments, alimony, child support, and other spousal awards, liens, and encumbrances.

F.	Allocations

Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest as Allowed herein.

G.	No Postpetition Interest on Claims

Unless otherwise specifically provided for in an order of the Bankruptcy Court, the Plan, or the Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on any Claims or Interests and no Holder of a Claim or Interest shall be entitled to interest accruing on or after the Petition Date on any such Claim.

H.	Setoffs and Recoupment

The Debtors or the Reorganized Debtors, as applicable, may, but shall not be required to, set off against or recoup any payments or distributions to be made pursuant to the Plan in respect of any Claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the claimant, but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such Claim it may have against the Holder of such Claim.

I.	Claims Paid or Payable by Third Parties

1. Claims Paid by Third Parties

The Debtors, or the Reorganized Debtors, as applicable, shall reduce in full a Claim, and such Claim shall be Disallowed without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or Reorganized Debtor. To the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within 14 days of receipt thereof, repay or return the distribution to the applicable Debtor or Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such Holder to timely repay or return such distribution shall result in the Holder owing the applicable Debtor annualized interest at the Federal Judgment Rate on such amount owed for each Business Day after the 14-day grace period specified above until the amount is repaid.

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2. Claims Payable by Third Parties

No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

3. Applicability of Insurance Policies

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Notwithstanding anything herein to the contrary (including, without limitation, Article VIII), nothing shall constitute or be deemed a release, settlement, satisfaction, compromise, or waiver of any Cause of Action that the Debtors or any other Entity may hold against any other Entity, including insurers under any policies of insurance or applicable indemnity, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

ARTICLE VII.

PROCEDURES FOR RESOLVING CONTINGENT,

UNLIQUIDATED, AND DISPUTED CLAIMS

A.	Allowance of Claims

After the Effective Date, each of the Debtors or the Reorganized Debtors shall have and retain any and all rights and defenses such Debtor had with respect to any Claim immediately before the Effective Date. Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases before the Effective Date (including the Confirmation Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed under the Plan or the Bankruptcy Code, or the Bankruptcy Court has entered a Final Order, including the Confirmation Order (when it becomes a Final Order), in the Chapter 11 Cases allowing such Claim.

B.	Claims and Interests Administration Responsibilities

Except as otherwise specifically provided in the Plan and notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, after the Effective Date, the Reorganized Debtors and the Consenting Creditors shall have the sole authority to File and prosecute objections to Claims, and the Reorganized Debtors shall have the sole authority to (1) settle, compromise, withdraw, litigate to judgment, or otherwise resolve objections to any and all Claims, regardless of whether such Claims are in a Class or otherwise; (2) settle, compromise, or resolve any Disputed Claim without any further notice to or action, order, or approval by the Bankruptcy Court; and (3) administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order, or approval by the Bankruptcy Court.

C.	Estimation of Claims

Before, on, or after the Effective Date, the Debtors or the Reorganized Debtors may (but are not required to) at any time request that the Bankruptcy Court estimate any Claim pursuant to applicable law, including, without limitation, pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction under 28 U.S.C. §§ 157 and 1334 to estimate any such Claim, including during the litigation of any objection to any Claim or during the pendency of any appeal relating to such objection. Notwithstanding any provision to the contrary in the Plan, a Claim that has been expunged from the Claims Register, but that either is subject to appeal or has not been the subject of a Final Order, shall be deemed to be estimated at zero dollars, unless otherwise ordered by the Bankruptcy Court. In the event that the Bankruptcy Court estimates any Claim, such estimated amount shall constitute a maximum limitation on such Claim for all purposes

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under the Plan (including for purposes of distributions and discharge) and may be used as evidence in any supplemental proceedings, and the Debtors or Reorganized Debtors may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim. Notwithstanding section 502(j) of the Bankruptcy Code, in no event shall any Holder of a Claim that has been estimated pursuant to section 502(c) of the Bankruptcy Code or otherwise be entitled to seek reconsideration of such estimation unless such Holder has Filed a motion requesting the right to seek such reconsideration on or before seven (7) days after the date on which such Claim is estimated. Each of the foregoing Claims and objection, estimation, and resolution procedures are cumulative and not exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

D.	Claims Reserve

On or before the Effective Date, the Reorganized Debtors shall be authorized, but not directed, to established one or more Disputed Claims Reserves, which Disputed Claims Reserve shall be administered by the Reorganized Debtors, to the extent applicable.

The Reorganized Debtors may, in their sole discretion, hold Warrants, New Common Stock, New Building Note proceeds, and Cash, in the same proportions and amounts as provided for in the Plan, in the Disputed Claims Reserve in trust for the benefit of the Holders of the total estimated amount of General Unsecured Claims ultimately determined to be Allowed after the Effective Date, which estimated amount shall be equal to or less than the GUC Cap, unless the condition set forth in Article IX.A.5 shall have been waived. The Reorganized Debtors shall distribute such amounts (net of any expenses, including any taxes relating thereto), as provided herein, as such Claims or Interests are resolved by a Final Order or agreed to by settlement, and such amounts will be distributable on account of such Claims as such amounts would have been distributable had such Claims been Allowed Claims as of the Effective Date under Article III of the Plan solely to the extent of the amounts available in the applicable Disputed Claims Reserves.

E.	Adjustment to Claims Without Objection

Any Claim that has been paid or satisfied, or any Claim that has been amended or superseded, may be adjusted or expunged on the Claims Register by the Debtors or the Reorganized Debtors without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

F.	Time to File Objections to Claims

Any objections to Claims shall be Filed on or before the Claims Objection Bar Date.

G.	Disallowance of Claims

Any Claims held by Entities from which property is recoverable under section 542, 543, 550, or 553 of the Bankruptcy Code or that is a transferee of a transfer avoidable under section 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code, shall be deemed Disallowed pursuant to section 502(d) of the Bankruptcy Code, and Holders of such Claims may not receive any distributions on account of such Claims until such time as such Causes of Action against that Entity have been settled or a Bankruptcy Court order with respect thereto has been entered and all sums due, if any, to the Debtors by that Entity have been turned over or paid to the Debtors or the Reorganized Debtors. All Proofs of Claim Filed on account of an indemnification obligation to a director, officer, or employee shall be deemed satisfied and expunged from the Claims Register as of the Effective Date to the extent such indemnification obligation is assumed (or honored or reaffirmed, as the case may be) pursuant to the Plan, without any further notice to or action, order, or approval of the Bankruptcy Court.

Except as otherwise provided herein or as agreed to by the Reorganized Debtors, any and all Proofs of Claim Filed after the Claims Bar Date shall be deemed Disallowed and expunged as of the Effective Date without any further notice to or action, order, or approval of the Bankruptcy Court, and Holders of such Claims may not receive any distributions on account of such Claims, unless such late Proof of Claim has been deemed timely Filed by a Final Order.

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H.	Amendments to Claims

On or after the Effective Date, a Claim may not be Filed or amended without the prior authorization of the Bankruptcy Court or the Reorganized Debtors, and any such new or amended Claim Filed shall be deemed Disallowed in full and expunged without any further notice to or action, order, or approval of the Bankruptcy Court to the maximum extent provided by applicable law.

I.	No Distributions Pending Allowance

If an objection to a Claim or portion thereof is Filed, no payment or distribution provided under the Plan shall be made on account of such Claim or portion thereof unless and until such Disputed Claim becomes an Allowed Claim, unless otherwise determined by the Reorganized Debtors.

J.	Distributions After Allowance

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the Holder of such Allowed Claim in accordance with the provisions of the Plan. As soon as reasonably practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Reorganized Debtors shall provide to the Holder of such Claim the distribution (if any) to which such Holder is entitled under the Plan as of the Effective Date, less any previous distribution (if any) that was made on account of the undisputed portion of such Claim, without any interest, dividends, or accruals to be paid on account of such Claim unless required under applicable bankruptcy law or as otherwise provided herein.

ARTICLE VIII.

SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS

A.	Compromise and Settlement of Claims, Interests, and Controversies

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good-faith compromise and settlement of all Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a Holder of a Claim or Interest may have with respect to any Allowed Claim or Interest, or any distribution to be made on account of such Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and Holders of Claims and Interests and is fair, equitable, and reasonable. In accordance with the provisions of the Plan, pursuant to Bankruptcy Rule 9019, without any further notice to or action, order, or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against, and Interests in, the Debtors and their Estates and Causes of Action against other Entities.

B.	Discharge of Claims and Termination of Interests

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Interests relate to services performed by employees of the Debtors before the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts

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of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (a) a Proof of Claim based upon such debt or right is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (b) a Claim or Interest based upon such debt, right, or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (c) the Holder of such a Claim or Interest has accepted the Plan. Any default or “event of default” by the Debtors or Affiliates with respect to any Claim or Interest that existed immediately before or on account of the Filing of the Chapter 11 Cases shall be deemed cured (and no longer continuing) as of the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring.

C.	Term of Injunctions or Stays

Unless otherwise provided in the Plan or the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

D.	Release of Liens

Except as otherwise specifically provided in the Plan, the New First Lien Exit Facility Documents, the New Convertible Debt Documents, or the New Building Note Documents, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns, in each case, without any further approval or order of the Bankruptcy Court and without any action or Filing being required to be made by the Debtors. In addition, the First Lien Credit Agreement Agent and Second Lien Note Trustee shall execute and deliver all documents reasonably requested by the Debtors, Reorganized Debtors, or administrative agent(s) for the New First Lien Exit Facility to evidence the release of such mortgages, deeds of trust, Liens, pledges, and other security interests and shall authorize the Reorganized Debtors to file UCC-3 termination statements (to the extent applicable) with respect thereto.

E.	Debtor Release

Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, on and after the Effective Date, for good and valuable consideration, including their cooperation and contributions to these Chapter 11 Cases, each Released Party is deemed expressly, unconditionally, generally, and individually and collectively, acquitted, released, and discharged by the Debtors, the Reorganized Debtors, and the Estates, each on behalf of itself and its predecessors, successors and assigns, subsidiaries, affiliates, current and former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims asserted or assertable on behalf of the Debtors, any Claims asserted or assertable on behalf of any Holder of any Claim against or Interest in the Debtors and any Claims asserted or assertable on behalf of any other entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereinafter arising, in law, equity, contract, tort or otherwise, by statute or otherwise, that such releasing party (whether individually or collectively), ever had, now has or hereafter can, shall or may have, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts, the Debtors’ intercompany transactions (including dividends paid), any Avoidance Actions, Causes of Action based on veil piercing or alter-ego theories of liability, the purchase, sale, or rescission of the purchase or sale of, or any other transaction relating to any security of the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by or classified in the Plan, the business or contractual arrangements between the Debtors, on the one hand, and

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the Consenting Creditors, on the other hand, the restructuring of Claims and Interests before or during the Restructuring Transactions implemented by the Plan or any other transaction or other arrangement with the Debtors whether before or during the Restructuring Transactions, the negotiation, formulation or preparation of the Restructuring Transactions, the Restructuring Support Agreement, the Plan, the Plan Supplement, the Disclosure Statement, or any related agreements, any asset purchase agreement, instruments or other documents (including, for the avoidance of doubt, providing any legal opinion requested by any entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the Plan, the Chapter 11 Cases, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing.

F.	Release by Holders of Claims or Interests

Except as otherwise provided in the Plan, as of the Effective Date and to the fullest extent authorized by applicable law, for good and valuable consideration, including their cooperation and contributions to these Chapter 11 Cases, each Releasing Party expressly, unconditionally, generally, and individually and collectively releases, acquits, and discharges the Debtors, Reorganized Debtors, and Released Parties from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims asserted or assertable on behalf of the Debtors, any Claims asserted or assertable on behalf of any Holder of any Claim against or Interest in the Debtors and any Claims asserted or assertable on behalf of any other entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereinafter arising, in law, equity, contract, tort or otherwise, by statute or otherwise, that such Releasing Party (whether individually or collectively), ever had, now has or hereafter can, shall or may have, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts, the Debtors’ intercompany transactions (including dividends paid), any Avoidance Actions, Causes of Action based on veil piercing or alter-ego theories of liability, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors, or any other transaction relating to any security of the Debtors, or any other transaction or other arrangement with the Debtors whether before or during the Restructuring Transactions, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by or classified in the Plan, the business or contractual arrangements between the Debtors, on the one hand, and the Consenting Creditors on the other hand, the restructuring of Claims and Interests before or during the Restructuring Transactions implemented by the Plan, the negotiation, formulation, or preparation of the Restructuring Transactions, the Restructuring Support Agreement, the Plan, the Plan Supplement, the Disclosure Statement, or any related agreements, any asset purchase agreement, instruments, or other documents (including, for the avoidance of doubt, providing any legal opinion requested by any entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the Plan, the Chapter 11 Cases, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan, or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided that nothing in the foregoing shall result in any of the Debtors’ officers and directors waiving any indemnification Claims against the Debtors or any of their insurance carriers or any rights as beneficiaries of any insurance policies, which indemnification obligations and insurance policies shall be assumed by the Reorganized Debtors, except to the extent provided for in the Plan.

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G.	Exculpation

Except as otherwise specifically provided in the Plan, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement and related prepetition transactions, the Disclosure Statement, the Plan, or any Restructuring Transaction, contract, instrument, release or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Exculpated Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, except for claims related to any act or omission that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon completion of the Plan shall be found to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of, and distribution of, consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

H.	Injunction

Except as otherwise expressly provided in the Plan or for obligations issued or required to be paid pursuant to the Plan or Confirmation Order, all Entities who have held, hold, or may hold Claims or Interests that have been released pursuant to Article VIII.E or Article VIII.F of the Plan, discharged pursuant to Article VIII.B of the Plan, or are subject to exculpation pursuant to Article VIII.G of the Plan, are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Non-Debtor Subsidiaries, the Reorganized Debtors, the Released Parties, or the Exculpated Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (c) creating, perfecting, or enforcing any lien or encumbrance of any kind against such Entities or the property or the Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests; (d) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims or Interests; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released or settled pursuant to the Plan.

I.	SEC Rights Reserved

Notwithstanding any provision in the Plan to the contrary or an abstention from voting on the Plan, no provision of the Plan, or any order confirming the Plan, (i) releases any non-Debtor Person or Entity (including any Released Party) from any Claim or cause of action of the SEC; or, (ii) enjoins, limits, impairs or delays the SEC from commencing or continuing any Claims, causes of action, proceedings or investigations against any non-Debtor Person or Entity (including any Released Party) in any forum.

J.	Protection Against Discriminatory Treatment

Consistent with section 525 of the Bankruptcy Code and the Supremacy Clause of the U.S. Constitution, all Entities, including Governmental Units, shall not discriminate against the Reorganized Debtors or deny, revoke, suspend, or refuse to renew a license, permit, charter, franchise, or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors, or another Entity with whom the Reorganized Debtors have been associated, solely because each Debtor has been a debtor under chapter 11 of the Bankruptcy Code, has been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before the Debtors are granted or denied a discharge), or has not paid a debt that is dischargeable in the Chapter 11 Cases.

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K.	Recoupment

In no event shall any Holder of Claims or Interests be entitled to recoup any Claim against any claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such Holder actually has performed such recoupment and provided notice thereof in writing to the Debtors on or before the Confirmation Date, notwithstanding any indication in any Proof of Claim or otherwise that such Holder asserts, has, or intends to preserve any right of recoupment.

L.	Subordination Rights.

Any distributions under the Plan to Holders shall be received and retained free from any obligations to hold or transfer the same to any other Holder and shall not be subject to levy, garnishment, attachment, or other legal process by any Holder by reason of claimed contractual subordination rights. Any such subordination rights shall be waived, and the Confirmation Order shall constitute an injunction enjoining any Entity from enforcing or attempting to enforce any contractual, legal, or equitable subordination rights to property distributed under the Plan, in each case other than as provided in the Plan.

ARTICLE IX.

CONDITIONS PRECEDENT TO CONFIRMATION

AND CONSUMMATION OF THE PLAN

A.	Conditions Precedent to the Confirmation Date

It shall be a condition to Confirmation of the Plan that the following conditions shall have been satisfied (or waived pursuant to the provisions of Article IX.C hereof):

1.	The Bankruptcy Court shall have entered the Disclosure Statement Order;

2.	The Bankruptcy Court shall have entered the Confirmation Order;

3.	The Confirmation Order shall, among other things:

a.	authorize the Debtors and the Reorganized Debtors to take all actions necessary or appropriate to enter into, implement, and consummate the contracts, instruments, releases, leases, indentures, and other agreements or documents created in connection with the Plan;

b.	decree that the provisions of the Confirmation Order and the Plan are nonseverable and mutually dependent;

c.	authorize the Debtors and Reorganized Debtors, as applicable or necessary, to: (i) implement the Restructuring Transactions; (ii) issue and distribute the New Common Stock (including the New Common Stock issuable upon exercise of the Warrants and/or the New Convertible Debt), the New First Lien Exit Facility, the New Convertible Debt, the Rights, the Warrants, and the New Building Note (each as applicable), each pursuant to the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code or other exemption from such registration or pursuant to one or more registration statements; (iii) pay $35 million to Holders of First Lien Credit Agreement Claims; (iv) make all distributions and issuances as required under the Plan, the New Common Stock, the New First Lien Exit Facility, the New Convertible Debt, the Rights, the Warrants, and the New Building Note (each as applicable); and (v) enter into any agreements, transactions, and sales of property as set forth in the Plan Supplement, including the Employee Incentive Plan; and

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d.	provide that, pursuant to section 1146 of the Bankruptcy Code, the assignment or surrender of any lease or sublease, and the delivery of any deed or other instrument or transfer order, in furtherance of, or in connection with the Plan, including any deeds, bills of sale, or assignments executed in connection with any disposition or transfer of assets contemplated under the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax; and

e.	contain the release, injunction, and exculpation provisions contained in Article VIII herein.

4. The aggregate amount of Allowed Administrative Claims (excluding Professional Fee Claims incurred by persons or firms retained by the Debtors, the Consenting Creditors, and the Creditors’ Committee), Other Priority Claims, and otherwise non-dischargeable Claims shall not exceed $50 million, without the consent of the Required Consenting Creditors; and

5. The aggregate (i) Allowed amount of Unsecured Non-Note Claims, (ii) Unsecured Non-Note Claims estimated by the Bankruptcy Court for distribution purposes, and (iii) ascribed value of unliquidated, contingent, and disputed Unsecured Non-Note Claims in an order fixing a Pro Rata disputed claims reserve (or otherwise reserved) in connection with Confirmation of the Plan shall not exceed the GUC Cap; provided that to the extent the aggregate amount of Claims set forth in (i)–(iii) above exceeds the GUC Cap, the Debtors may modify the Plan, in a manner agreed upon by the Debtors and the Consenting Second Lien Creditors and consistent with the Bankruptcy Code, to provide for an increased recovery to the Consenting Unsecured Creditors, in the form of a combination of Warrants, New Common Stock, New Building Note, and Cash, in the same proportion of the consideration as provided for herein, that would provide the Consenting Unsecured Creditors the same Pro Rata recovery that such Holders of Claims would have received under the Plan (assuming the valuations provided for under the Plan and the Disclosure Statement) if the Allowed amount of General Unsecured Claims were equal to the GUC Cap.

6. The Restructuring Support Agreement shall not have been terminated.

B.	Conditions Precedent to the Effective Date

It shall be a condition to Consummation of the Plan that the following conditions shall have been satisfied (or waived pursuant to the provisions of Article IX.C hereof):

1. The Confirmation Order shall have been duly entered and shall not (A) have been reversed or vacated, (B) be subject to a then-effective stay, or (C) without the consent of the Required Consenting Creditors, have been modified or amended;

2. The Plan and the Plan Supplement, including any exhibits, schedules, documents, amendments, modifications, or supplements thereto, and inclusive of any amendments, modifications, or supplements made after the Confirmation Date but before the Effective Date, shall be in form and substance reasonably acceptable to the Required Consenting Creditors to the extent required under the Restructuring Support Agreement;

3. The Debtors shall have obtained all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Plan;

4. All applicable governmental authorities shall have granted any necessary consents and approvals required for the Debtors to emerge from chapter 11 pursuant to the Plan and any statutory waiting periods shall have expired (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976);

5. All Allowed Professional Fee Claims approved by the Bankruptcy Court shall have been paid in full or amounts sufficient to pay such Allowed Professional Fee Claims after the Effective Date shall have been placed in the Professional Fee Escrow Account pending approval of the Professional Fee Claims by the Bankruptcy Court;

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6. The Debtors shall have paid in full all accrued and unpaid reasonable and documented fees and expenses, both pre- and postpetition, through the Effective Date of (i) Weil, Gotshal & Manges LLP and Moelis & Co. as advisors to the ad hoc group of Holders of Unsecured Senior Notes and (ii) Davis Polk & Wardwell LLP and Centerview Partners LLC as advisors to the Second Lien Noteholder Group; and

7. The Debtors shall have implemented the Restructuring Transactions in a manner consistent in all material respects with the Plan.

C.	Waiver of Conditions

The conditions to Confirmation of the Plan and to the Effective Date of the Plan set forth in this Article IX may be waived only by consent of the Debtors and the Required Consenting Creditors without notice, leave, or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate the Plan.

D.	Substantial Consummation

“Substantial Consummation” of the Plan, as defined in 11 U.S.C. § 1101(2), shall be deemed to occur on the Effective Date.

E.	Effect of Nonoccurrence of Conditions to the Effective Date

If the Effective Date does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or Claims against or Interests in the Debtors; (2) prejudice in any manner the rights of the Debtors, any Holders of a Claim or Interest, or any other Entity; or (3) constitute an admission, acknowledgment, offer, or undertaking by the Debtors, any Holders, or any other Entity in any respect.

ARTICLE X.

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

A.	Modification and Amendments

Subject to the limitations contained in the Plan, the Debtors reserve the right to modify the Plan and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not resolicit votes on such modified Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the Plan, the Debtors expressly reserve their rights to alter, amend, or modify materially the Plan, one or more times, after Confirmation, and, to the extent necessary, may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan.

B.	Effect of Confirmation on Modifications

Entry of the Confirmation Order shall mean that all modifications or amendments to the Plan occurring after the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

C.	Revocation or Withdrawal of the Plan

The Debtors reserve the right to revoke or withdraw the Plan before the Confirmation Date. If the Debtors revoke or withdraw the Plan, or if Confirmation and Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (i) constitute a waiver or release of any

42

Claims or Interests; (ii) prejudice in any manner the rights of the Debtors or any other Entity, including the Holders of Claims; or (iii) constitute an admission, acknowledgement, offer, or undertaking of any sort by the Debtors or any other Entity.

ARTICLE XI.

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain jurisdiction over the Chapter 11 Cases and all matters arising out of or related to the Chapter 11 Cases and the Plan, including jurisdiction to:

1. Allow, Disallow, determine, liquidate, classify, estimate, or establish the priority, Secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the Secured or unsecured status, priority, amount, or allowance of Claims or Interests;

2. decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3. resolve any matters related to: (a) the assumption and assignment or rejection of any Executory Contract or Unexpired Lease to which a Debtor is a party or with respect to which a Debtor may be liable in any manner and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Claims related to the rejection of an Executory Contract or Unexpired Lease, Cure Costs pursuant to section 365 of the Bankruptcy Code, or any other matter related to such Executory Contract or Unexpired Lease; (b) the Reorganized Debtors amending, modifying, or supplementing, after the Confirmation Date, pursuant to Article V hereof, any Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed and assigned or rejected or otherwise; and (c) any dispute regarding whether a contract or lease is or was executory or expired;

4. ensure that distributions to Holders of Allowed Claims and Interests are accomplished pursuant to the provisions of the Plan;

5. adjudicate, decide, or resolve any motions, adversary proceedings, contested, or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6. adjudicate, decide, or resolve any and all matters related to Causes of Action;

7. adjudicate, decide, or resolve any and all matters related to section 1141 of the Bankruptcy Code;

8. enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan or the Disclosure Statement;

9. enter and enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

10. resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the Consummation, interpretation, or enforcement of the Plan or any Entity’s obligations incurred in connection with the Plan;

11. issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

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12. resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the settlements, compromises, discharges, releases, injunctions, exculpations, and other provisions contained in Article VIII hereof and enter such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions;

13. resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or Interest for amounts not timely repaid pursuant to Article VI.I.1 hereof;

14. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

15. determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order, or the Plan Supplement;

16. adjudicate any and all disputes arising from or relating to distributions under the Plan or any transactions contemplated therein;

17. consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

18. determine requests for the payment of Claims and Interests entitled to priority pursuant to section 507 of the Bankruptcy Code;

19. hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

20. hear and determine all disputes involving the existence, nature, or scope of the release provisions set forth in the Plan, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred before or after the Effective Date;

21. enforce all orders previously entered by the Bankruptcy Court;

22. hear any other matter not inconsistent with the Bankruptcy Code;

23. enter an order concluding or closing the Chapter 11 Cases; and

24. enforce the injunction, release, and exculpation provisions set forth in Article VIII hereof.

ARTICLE XII.

MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect

Subject to Article IX.A hereof and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan, the final versions of the documents contained in the Plan Supplement, and the Confirmation Order shall be immediately effective and enforceable and deemed binding upon the Debtors or the Reorganized Debtors, as applicable, and any and all Holders of Claims or Interests (regardless of whether such Claims or Interests are deemed to have accepted or rejected the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, and injunctions described in the Plan, each Entity acquiring property under the Plan or the Confirmation Order, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors. All Claims and debts shall be as fixed, adjusted, or compromised, as applicable, pursuant to the Plan regardless of whether any Holder of a Claim or debt has voted on the Plan.

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B.	Additional Documents

On or before the Effective Date, the Debtors may File with the Bankruptcy Court such agreements and other documents as may be necessary or advisable to effectuate and further evidence the terms and conditions of the Plan. The Debtors or the Reorganized Debtors, as applicable, all Holders of Claims and Interests receiving distributions pursuant to the Plan, and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C.	Dissolution of the Committee

On the Effective Date, the Creditors’ Committee shall dissolve and all members, employees, or agents thereof shall be released and discharged from all rights and duties arising from or related to the Chapter 11 Cases. The Reorganized Debtors shall not be responsible for paying any fees or expenses incurred by the members of or advisors to the Creditors’ Committee after the Effective Date.

D.	Reservation of Rights

Before the Effective Date, neither the Plan, any statement or provision contained in the Plan, nor any action taken or not taken by any Debtor with respect to the Plan, the Disclosure Statement, the Confirmation Order, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Interests.

E.	Successors and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan or the Confirmation Order shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor, assign, affiliate, officer, director, manager, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

F.	Service of Documents

All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

the Debtors:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

Attn.: Philip Warman

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn.: Christopher Marcus, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn.: Steven N. Serajeddini

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the First Lien Credit	Paul Hastings LLP
Agreement Agent:	77 East 55th Street, New York, New York, 10022
Attn.: Andrew V. Tenzer, Leslie A. Plaskon, and Michael E. Comerford

the ad hoc group of	Davis Polk & Wardwell LLP
Second Lien	450 Lexington Avenue, New York, New York 10017
Noteholders:	Attn.: Damian S. Schaible, Eli J. Vonnegut, and Christopher Robertson

the ad hoc group of	Weil, Gotshal & Manges LLP
Unsecured Senior	767 Fifth Avenue, New York, New York 10153
Noteholders:	Attn.: Joseph H. Smolinsky and David N. Griffiths

After the Effective Date, the Reorganized Debtors have authority to send a notice to Entities providing that, to continue to receive documents pursuant to Bankruptcy Rule 2002, such Entity must File a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Reorganized Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.

G.	Entire Agreement

Except as otherwise indicated, the Plan supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

H.	Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from the Debtors’ restructuring website at https://cases.primeclerk.com/sandridge or the Bankruptcy Court’s website at www.txsb.uscourts.gov.

I.	Nonseverability of Plan Provisions

If, before Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the Debtors’ or Reorganized Debtors’ consent, as applicable; and (3) nonseverable and mutually dependent.

J.	Votes Solicited in Good Faith

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and, pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and each of their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, managers, employees, advisors, and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under the Plan and any previous plan, and, therefore, neither any of such parties or individuals or the Reorganized

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Debtors will have any liability for the violation of any applicable law (including the Securities Act), rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale, or purchase of the Securities offered and sold under the Plan and any previous plan.

K.	Waiver or Estoppel.

Each Holder of a Claim or Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, Secured, or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, or papers Filed before the Confirmation Date.

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Respectfully submitted, as of the date first set forth above,

SandRidge Energy, Inc. (for itself and all Debtors)

By:	/s/ Julian Bott
Name:	Julian Bott
Title:	Chief Financial Officer

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Exhibit A

New First Lien Credit Facility Term Sheet

1

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF RESTRUCTURING OF FOURTH AMENDED AND RESTATED CREDIT AGREEMENT OF SANDRIDGE ENERGY, INC.

The terms and conditions set forth in this term sheet and any related exhibits, schedules and/or annexes (collectively, the “Term Sheet”) are being provided on a confidential basis as part of a comprehensive proposal, each element of which is consideration for the other elements and an integral aspect of the proposed restructuring (the “Restructuring”) of the Fourth Amended and Restated Credit Agreement, entered into as of June 10, 2015 (the “Existing Credit Agreement”; capitalized terms used but not defined in this Term Sheet shall have the meanings ascribed to such terms in the Existing Credit Agreement), among SandRidge Energy, Inc., a Delaware corporation (the “Borrower”), each Lender from time to time party thereto and Royal Bank of Canada, as Administrative Agent, Swing Line Lender and L/C Issuer. The Restructuring shall be implemented by the Borrower and the Loan Parties commencing cases (the “Chapter 11 Cases”) under chapter 11 of title 11, United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Neither the Borrower nor any of its subsidiaries or affiliates is authorized to disclose this Term Sheet to any person other than its affiliates and their respective professional advisors, who shall agree to maintain its confidentiality. For purposes of this Term Sheet, “RSA” refers to the restructuring support agreement to which this Term Sheet is attached.

This Term Sheet is proffered in the nature of a settlement proposal in furtherance of settlement discussions, and is intended to be entitled to the protections of Federal Rule of Evidence 408 and any other applicable statutes or doctrines protecting the use or disclosure of confidential information and information exchanged in the context of settlement discussions. This Term Sheet does not contain all the terms, conditions, and other provisions of the proposed Restructuring and the other transactions contemplated by this Term Sheet are subject to conditions to be set forth in definitive documents for the Facility (the “Financing Documentation”). This Term Sheet is not meant to be, nor shall it be construed as, an attempt to describe all of, or the specific phrasing for, the provisions of the Financing Documentation, and is intended only to outline principal terms to be included in, or otherwise consistent with, the Facility. This Term Sheet is not, and shall not be deemed to be, a commitment, agreement, offer or assurance to provide or arrange any financing on these or any other terms and conditions.

Revolving Credit Facility:	After giving effect to payment of certain amounts outstanding under the Existing Credit Agreement as described herein, upon the consummation of the Restructuring, the amounts outstanding under the Existing Credit Agreement (net of any permanent paydowns on or before the consummation of the Restructuring) shall be converted into a $425,000,000 million reserve-based revolving credit facility (the “Revolving Credit Facility”), among the Borrower and the existing lenders party thereto (the “Lenders”), as described herein.

Borrower:	SandRidge Energy, Inc.

Guarantors:	The current Guarantors under the Existing Credit Agreement and certain other subsidiaries of any Borrower to be agreed (each a “Guarantor” and collectively, the “Guarantors” and, together with the Borrower, each a “Credit Party” and together the “Credit Parties”).

Administrative Agent:	Royal Bank of Canada (in such capacity, the “Administrative Agent”).

Petition Date:	The Credit Parties shall commence the Chapter 11 Cases in the Bankruptcy Court on or prior to May 31, 2016. Upon the execution of the RSA and the effectiveness of the waivers under the Existing Credit Agreement contained therein, on or prior to May 6, 2016, the Administrative Agent shall have received, for the benefit of the Lenders, a payment of $40,000,000 to permanently reduce the outstanding principal amount of the Loans (and there shall be a corresponding reduction in the Lenders’ Commitments thereunder).

Unused Line Fee:	Same as under Existing Credit Facility.

Interest Rate:	LIBOR + 475 basis points (with a LIBOR floor at 1%), at the end of the applicable interest period (but in any event, no less than every three months).

Maturity:	The earlier of (x) March 31, 2020 or (y) 40 months from the effective date of the Restructuring (such effective date, the “Restructuring Effective Date”).

Collateral:	The Revolving Credit Facility and interest rate protection, commodity trading or hedging, currency exchange or other hedging or swap arrangements permitted under the Financing Documentation and entered into with any Lender or any affiliate of a Lender, shall, in each case, be secured by valid, perfected first priority liens on the following assets of the Borrower and the other Credit Parties, including (a) a first-priority perfected pledge of all the capital stock of each Credit Party and their respective wholly-owned subsidiaries, (b) a first-priority perfected security interest in the cash, cash equivalents, deposit, securities and similar accounts of the Credit Parties, subject to customary exceptions to be mutually agreed (in each case, subject to control agreements in form and substance reasonably satisfactory to the Administrative Agent or held at accounts with the Administrative Agent), (c) a first-priority perfected security interest in substantially all other tangible (other than the Borrower’s headquarters in Oklahoma City) and intangible assets of the Credit Parties (including but not limited to as-extracted collateral, accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property and the proceeds of the foregoing) and (d) first-priority perfected real property mortgages on oil and gas reserves of the Credit Parties located in the United States (including, without limitation, the oil and gas properties of the Credit Parties located in the North Park Basin (the “North Park Basin Reserves”)) identified in the Reserve Report (as defined herein) most recently delivered (at all times) to the Administrative Agent (collectively, the “Borrowing Base Properties”), which security interest shall cover not less than 95% of the PV-9 Pricing of the proved developed producing and 95% of the PV-9 Pricing of all Proved Reserves included in the most recently delivered Reserve Report (the “Mortgaged Properties”).

Cash Collateral Account:	From and after the Restructuring Effective Date until the expiration and/or termination of the Protected Period (as defined below), $50,000,000 of cash to be held as cash collateral (the “Post-Restructuring Cash Collateral Account”) in an account maintained with (or otherwise subject to lock-box control mechanics satisfactory to) the Administrative Agent; provided, that (a)(i) $12,500,000 of the proceeds held in the Post-Restructuring Cash Collateral Account shall be released to the Borrower upon delivery by the Borrower to the Administrative Agent of a business plan that has negative cash flow no greater than the current business plan referred to as the “NorthPark Focused” case, dated March 3, 2016, or a business plan otherwise reasonably acceptable to the Administrative Agent with respect to the post-Restructuring Effective Date operations of the Borrower and (ii) an additional $12,500,000 of the proceeds held in the Post-Restructuring Cash Collateral Account shall be released to the Borrower upon the satisfaction by the Borrower of certain milestones (as mutually agreed to by the Borrower and Administrative Agent) set forth in such business plan for a consecutive two fiscal quarter period (on a cumulative basis) or (b) if the amounts referred to in clause (a)(i) and/or (a)(ii) above are not released to Borrower pursuant to the conditions set forth therein, up to $25,000,000 (less any amounts released in accordance with clauses (a)(i) and (a)(ii) above) upon the Borrower’s meeting the PDP Asset Coverage Ratio of 2.0:1.0 at any time subsequent to nine months following the Restructuring Effective Date.

Upon the expiration and/or termination of the Protected Period and if no Default or Event of Default has occurred and is then continuing, all remaining proceeds held in the Post-Restructuring Cash Collateral Account shall be released to the Borrower (subject to compliance with the Borrowing Base).

Documentation:	The Financing Documentation shall be negotiated in good faith and shall be substantially consistent with the Existing Credit Agreement, with such changes as are necessary to take into account (i) administrative changes reasonably requested by the Administrative Agent and as mutually agreed by the Borrower and the Administrative Agent, (ii) operational and strategic requirements of the Borrower and its subsidiaries as mutually agreed by the Borrower and the Administrative Agent, (iii) prevailing market terms for other reserve-based revolving credit facilities and (iv) such other changes as may be mutually agreed by the Borrower and the Administrative Agent.

Conditions Precedent to
Closing Date:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, Conditions Precedent to Closing Date with respect to: (a) minimum Liquidity (which shall include cash and cash equivalents and any amounts held in the Post-Restructuring Cash Collateral Account) on the Restructuring Effective Date of no less than $300,000,000; (b) the execution of mortgages and/or mortgage amendments or supplements evidencing the granting of first-priority perfected real property mortgages on the Mortgaged Properties; (c) delivery of account control agreements in form and substance reasonably satisfactory to the Administrative Agent with respect to the deposit, securities and other accounts of the Credit Parties (subject to customary exceptions to be mutually agreed) or movement of deposit, securities and other accounts to the Administrative Agent’s institution; (d) receipt by the Administrative Agent of title and environmental information consistent with usual and customary standards for reserve-based credit facilities and the geographic regions in which the oil and gas properties of the Credit Parties are located, taking into account the size, scope and number of leases and wells of the Credit Parties, such that the Administrative Agent shall be reasonably satisfied with title with respect to at least 70% of the total PV-9 Pricing of the Proved Reserves attributable to the Mortgaged Properties, subject to customary exceptions to be agreed; (e) the receipt by the Administrative Agent of a chapter 11 plan of reorganization substantially similar in all respects to the Plan described in the RSA in form and substance reasonably satisfactory to it (the “Plan”); (f) the occurrence of the “Plan Effective Date” and the entry of a confirmation order in form and substance reasonably satisfactory to the Administrative Agent with respect to the Plan, which confirmation order shall not have been vacated, reversed, modified, amended or stayed; (g) the preparation, authorization and execution of the Financing Documentation, in each case, in form and substance reasonably satisfactory to the Borrower, the Administrative Agent and the Lenders; (h) the payment of all fees and expenses (including reasonable and documented fees and expenses of counsel) required to be paid to the Administrative Agent and the Lenders on or before the Restructuring Effective Date, to the extent invoiced at least one business day prior to the Restructuring Date; (i) receipt by the Administrative Agent of (A) satisfactory opinions of counsel to the Borrower and the Guarantors, addressing such matters as the Administrative Agent shall reasonably request, including, without limitation, due authorization, execution, delivery and enforceability of all Financing Documentation, compliance with laws and regulations and the perfection of all security interests purported to be granted and (B) customary corporate records, documents from public officials and officers’ certificates, in each case, which shall have been delivered and reviewed to the satisfaction of the Administrative Agent; (j) receipt by the Administrative Agent of evidence of insurance in accordance with the Financing Documentation; (k) the accuracy in all material respects of all representations and warranties set forth in the Financing Documentation (provided that any such representations and warranties that are qualified as to materiality, shall be true and correct in all respects; and (l) the absence of any default or event of default under the Financing Documentation.

Ongoing Conditions Precedent:	Customary conditions to borrowing consistent with the Existing Credit Agreement.

Borrowing Base:	The Borrowing Base for the Revolving Credit Facility, at any time, shall be based on the loan value of the Credit Parties’ proved oil and gas reserves expected to be produced from any Borrowing Base Properties (as defined below) included in a Reserve Report (as defined below) and located within the geographic boundaries of the United States, as approved by the Administrative Agent and the Requisite Lenders (to be defined in a customary manner to be agreed) (or, in the case of any increase in the Borrowing Base, each Lender) in good faith in accordance with their respective customary and prudent standards for oil and gas lending and credit transactions as they exist at the time of such determination (the “Borrowing Base”); provided that the determination of the Borrowing Base shall take into account the Credit Parties’ hedge and swap positions.

Beginning on the expiration and/or termination of the Protected Period, the Borrowing Base shall be redetermined semi-annually on or about May 1 and November 1 of each year based upon a reserve report prepared as of the immediately preceding December 31 and June 30, respectively, and other related information, and delivered on or before April 1 and October 1, respectively (each such report (including the Initial Reserve Report), a “Reserve Report”) and other related information, if any, reasonably requested by the Administrative Agent; provided, however, notwithstanding anything to the contrary contained herein (including, without limitation, any calculation of the Borrowing Base and any scheduled or elective redetermination), but subject to, in all cases, the immediately succeeding sentence, the Borrowing Base shall not be redetermined from the Restructuring Effective Date through the October 2018 scheduled redetermination date (such period, the “Protected Period”) unless the Borrower has otherwise elected to terminate the Protected Period (in which case the Protected Period shall terminate on such date of election). For the avoidance of doubt, the occurrence of one or more events set forth in the “Borrowing Base Adjustments” provision below shall result in an adjustment to the Borrowing Base, notwithstanding the existence of the Protected Period; provided, that, for the avoidance of doubt, these adjustments shall be limited to the effects of the transactions described in the “Borrowing Base Adjustments” provisions below and shall not include changes in the Reserve Report vis-à-vis continuing properties or changes in the Lenders’ price decks.

Following the expiration and/or termination of the Protected Period, the Borrowing Base may be increased or decreased in connection with any scheduled or elective redetermination. From the Restructuring Effective Date forward including during the Protected Period, the Reserve Reports prepared as of June 30 of each year may be prepared internally by the chief petroleum engineer of the Borrower and its subsidiaries, and the Reserve Reports prepared as of December 31 of each year shall be prepared by an independent petroleum engineering firm reasonably acceptable to the Administrative Agent.

Notwithstanding anything herein to the contrary, on the Closing Date, the Borrowing Base shall be $425,000,000.

Following the first scheduled redetermination after the expiration of the Protected Period, an unscheduled redetermination of the Borrowing Base may be made at the request of the required lenders not more than once in any fiscal year or the Borrower not more than twice in any fiscal year.

If, at any time, in connection with any redetermination of the Borrowing Base following the Protected Period, there exists a borrowing base deficiency (a “Borrowing Base Deficiency”), then such deficiency shall be addressed in a manner consistent with the Existing Credit Agreement.

Borrowing Base Adjustments:	In addition to the foregoing semi-annual and unscheduled redeterminations, after the Restructuring Effective Date, the Borrowing Base will also be subject to adjustments in such amount equal to the actual Borrowing Base value decrease resulting from the following transactions referred to below between scheduled redeterminations in connection with (i) any early monetization or early termination of any hedge or swap positions relied on by the Lenders in determining the Borrowing Base, (ii) any sale or other disposition of Borrowing Base Properties, the effect of which early monetization or early termination or sale or other disposition of Borrowing Base Properties would, when taken together with all other early monetizations or early terminations of any hedge or swap position and/or asset sales, as applicable, since the last redetermination of the Borrowing Base, be a reduction in the Borrowing Base then in effect in excess of 5% of the then-current Borrowing Base or (iii) the incurrence of “permitted additional debt” or any junior lien debt (including any springing secured convertible debt contemplated in the RSA), in which case the Borrowing Base shall be adjusted by $0.25 for every $1.00 of such indebtedness incurred (provided that no such adjustment shall be required in connection with convertible debt contemplated by the RSA to the extent such debt is not secured debt).

Voluntary Prepayments:	Consistent with the Existing Credit Agreement, voluntary prepayments of the borrowings under the Revolving Credit Facility will be permitted at any time, in minimum principal amounts and increments to be agreed, without premium or penalty, but subject to reimbursement of the Lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

Mandatory Prepayments:	Consistent with the Existing Credit Agreement, certain mandatory prepayments shall be required in connection with certain events.

Letter of Credit Capacity:	The Borrower shall be permitted to issue up to $20,000,000 of letters of credit with one or more Lenders or affiliates of Lenders that agree in their sole discretion to issue such letters of credit; provided that such letters of credit shall otherwise be on terms and conditions reasonably satisfactory to the applicable issuing bank and consistent with the Existing Credit Agreement; provided that any existing letters of credit under the Existing Credit Agreement shall be “rolled” over into the Revolving Credit Facility.

Representations and Warranties:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, representations and warranties in respect of: existence, qualification and power; authorization; no contravention; governmental authorization and other consents; binding effect; financial statements; no material adverse effect; litigation; no default or event of default; ownership of property; liens; environmental compliance; insurance; taxes; ERISA compliance; subsidiaries, equity interests and loan parties; Federal Reserve margin regulations; Investment Company Act; disclosure; compliance with laws; solvency; casualty and other similar events; labor matters; collateral documents; engineered oil and gas properties; sale of production; OFAC; anti-corruption laws; and the PATRIOT Act.

Affirmative Covenants:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, affirmative covenants with respect to: delivery of financial statements (it being understood and agreed that the Financing Documentation will specifically (i) exclude any covenant or events of default as a consequence of any “going concern” or similar qualified audit opinion from the Restructuring Effective Date through the audit for Fiscal Year

2016 following the Restructuring Effective Date and (ii) include an exception to the requirement to deliver audited financials without a “going concern” or similar qualification with respect to any such qualification relating to an impending debt maturity with respect to the Revolving Credit Facility) and audit for Fiscal Year 2016; delivery of certificates and other information; customary notice requirements; payment of obligations; preservation of existence, good standing, etc., maintenance of properties; maintenance of insurance; compliance with laws; books and records; inspection rights; use of proceeds; covenant to guarantee obligations and give security; compliance with environmental laws; further assurances; production proceeds; antic-corruption, anti-terrorism and anti-money laundering laws; and cash management procedures.

Negative Covenants:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, negative covenants with respect to: liens; investments; indebtedness (which shall, in any event, permit the incurrence of “permitted additional debt” or any junior lien debt (including any springing secured convertible debt contemplated in the RSA (provided, that it is understood and agreed that the Protected Period shall terminate upon the springing of the lien securing the convertible debt contemplated in the RSA)) so long as the Borrowing Base is adjusted by $0.25 for every $1.00 of such indebtedness incurred (provided that no such adjustment shall be required in connection with convertible debt contemplated by the RSA to the extent such debt is not secured debt); fundamental changes; dispositions; restricted payments; changes in nature of business; transactions with affiliates; burdensome agreements; use of proceeds; hedge transactions (as set forth in greater detail below); sanctions; anti-corruption laws; prepayments of, and modifications to, restricted debt.

Restrictive Payments:	Other than in connection with the Revolving Credit Agreement and the existing convertible notes, no principal or interest payments shall be made to any other indebtedness for borrowed money from the date hereof to the Petition Date.

Financial Covenants:	Commencing with the first full fiscal quarter following the Restructuring Effective Date and ceasing to be effective at the expiration and/or termination of the Protected Period, limited to a minimum PDP Asset Coverage Ratio of 1.75:1.0 (defined as the ratio of (a) the PV9 Pricing of the Credit Parties’ proved developed producing reserves calculated using prices based on the last quoted forward month price of such period, as such prices are quoted on the NYMEX (or its successor) as of the date of determination, herein the “NYMEX Strip” to (b) the aggregate principal amount of revolving loan commitments under the Revolving Credit Agreement (not to exceed $425,000,000 for purposes of this financial covenant), but excluding any amounts held in the Post-Restructuring Cash Collateral Account.

`	Commencing with the first full fiscal quarter following the expiration and/or termination of the Protected Period: (a) a maximum Net Total Leverage Ratio (to be defined and set in a manner to be mutually agreed, but in any event excluding the convertible debt contemplated by the RSA) of 3.5:1.0 for Fiscal Year 2017 and Fiscal Year 2018, and 3.0:1.0 thereafter, and (b) a minimum Interest Coverage Ratio (to be defined and set in a manner to be mutually agreed) of 2.0:1.0.

There shall be equity cure provisions on terms to be mutually agreed.

Capital Expenditures:	At least 80% of the capital drilling and completion budget must be spent on Authorization for Expenditures (AFEs) that are associated with projects that have a minimum internal rate of return of not less than 15% (consistent with the Company’s AFEs process), which shall be reported on a quarterly basis contemporaneously with the delivery of Reserve Reports; provided, however, that the first quarterly report shall be made at the end of the second quarter following the Restructuring Effective Date.

Minimum Liquidity:	Commencing on the Restructuring Effective Date, the Credit Parties shall maintain at all times minimum Liquidity (cash and cash equivalents plus Borrowing Base availability) of $20,000,000 (excluding any amounts held in the Post-Restructuring Cash Collateral Account).

Commodity Hedging:	The Financing Documentation will include customary maximum hedging conditions based upon production levels to be agreed and substantially consistent with the Existing Credit Agreement.

It being understood and agreed that the commodity hedges in place prior to the Restructuring Effective Date shall (a) remain in effect following the Restructuring Effective Date and shall be “rolled” into the Revolving Credit Facility and (b) not be subject to rights of set-off.

Events of Default:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, Events of Default with respect to: nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties; cross-default and cross-acceleration to material indebtedness in excess of an amount to be agreed; bankruptcy of the Borrower or any of its subsidiaries; material monetary judgments; ERISA events; actual or asserted invalidity of material guarantees or security documents; and a “change of control”.

Default Rate:	2.00% per annum and consistent with the Existing Credit Agreement.

Voting:	Consistent with the Existing Credit Agreement.

Amendments:	Consistent with the Existing Credit Agreement.

Assignments and Participations:	Consistent with the Existing Credit Agreement.

Yield Protection; Increased Costs:	Consistent with the Existing Credit Agreement with modifications to reflect provisions with respect to increased costs imposed as a result of rules enacted or promulgated under the Dodd-Frank Act or the Basel Committee on Banking Regulations and Supervisory Practices (or any successor or similar authority).

Expenses; Indemnification:	Consistent with the Existing Credit Agreement.

Governing Law:	New York.

Advisors to Administrative Agent:	FTI Consulting, Inc., Paul Hastings LLP, local bankruptcy counsel and other advisors as may be agreed by the Borrower and the Administrative Agent.

Exhibit B

Restructuring Support Agreement

EXECUTION VERSION

THIS RESTRUCTURING SUPPORT AND LOCK-UP AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. NOTHING CONTAINED IN THIS RESTRUCTURING SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

RESTRUCTURING SUPPORT AND LOCK-UP AGREEMENT

This Restructuring Support and Lock-Up Agreement (including all exhibits and schedules attached hereto and in accordance with Section 2, this “Agreement”)1 is made and entered into as of May 11, 2016, by and among the following parties (each of the foregoing described in subclauses (i) through (iii), a “Party” and, collectively, the “Parties”):

i.	SandRidge and its direct and indirect subsidiaries listed on the signature pages hereto (collectively, the “Debtors”);

ii.	the undersigned lenders that hold Claims against the Debtors under the First Lien Credit Agreement, including a Permitted Transferee (as defined below) of such claims in accordance with Section 6 of this Agreement (such claims, the “First Lien Credit Agreement Claims” and, collectively, the “Consenting First Lien Creditors”);

iii.	the undersigned holders or investment advisors or managers of discretionary accounts that hold claims against the Debtors under the Second Lien Notes issued pursuant to the Second Lien Notes Indenture, including a Permitted Transferee (as defined below) of such claims in accordance with Section 6 of this Agreement (such claims, the “Second Lien Note Claims,” collectively, the “Consenting Second Lien Creditors”); and

iv.	the undersigned holders or investment advisors or managers of discretionary accounts that hold claims against the Debtors under the Unsecured Senior Notes issued pursuant to the Unsecured Senior Notes Indentures, including a Permitted Transferee (as defined below) of such claims in accordance with Section 6 of this Agreement (such claims, the “Unsecured Senior Note Claims,” and, collectively, the “Consenting Unsecured Creditors”), and together with the Consenting First Lien Creditors and the Consenting Second Lien Creditors, the “Consenting Creditors”).

RECITALS

WHEREAS, the Debtors and the Consenting Creditors have negotiated certain restructuring and recapitalization transactions with respect to the Debtors’ capital structure, including the Debtors’ respective obligations under the First Lien Credit Agreement, the Second Lien Notes, and the Unsecured Senior Notes; and

[1]	Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the term sheet attached hereto as Exhibit A (the “Term Sheet”), subject to Section 2 hereof.

WHEREAS, the Debtors intend to commence voluntary reorganization cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”), in the United States Bankruptcy Court in which the Chapter 11 Cases are commenced (the “Bankruptcy Court”) to effect the restructuring through a prenegotiated chapter 11 plan of reorganization (as may be amended or supplemented from time to time in accordance with the terms of this Agreement, including all exhibits, schedules, supplements, appendices, annexes and attachments thereto, the “Plan”), all of which shall be on the terms and conditions described in this Agreement (such transactions, the “Restructuring Transactions”).

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1. Agreement Effective Date. This Agreement shall become effective and binding upon the Debtors and a Party, at 12:00 a.m., prevailing Eastern Time, on the first date on which: (a)(i) the Debtors and such Party shall have executed and delivered counterpart signature pages of this Agreement to each other and (ii) either: (A) where such Party is a Consenting First Lien Creditor, holders of at least 66 2/3% of the aggregate outstanding principal amount of the First Lien Credit Agreement Claims (determined without regard to any claims held by a person or entity that is an “insider” as that term is defined in section 101(31) of the Bankruptcy Code) shall have executed and delivered to the Debtors counterpart signature pages of this Agreement and the Debtors shall have indefeasibly paid the First Lien Credit Agreement Claims in the amount of $40 million; (B) where such Party is a Consenting Second Lien Creditor, holders of at least 50.1% of the outstanding principal amount of the Second Lien Note Claims (in each case determined without regard to any claims held by a person or entity that is an “insider” as that term is defined in section 101(31) of the Bankruptcy Code) shall have executed and delivered to the Debtors counterpart signature pages of this Agreement; or (C) where such Party is a Consenting Unsecured Creditor, holders of at least 50.1% of the outstanding principal amount of the Unsecured Senior Note Claims (in each case determined without regard to any claims held by a person or entity that is an “insider” as that term is defined in section 101(31) of the Bankruptcy Code) shall have executed and delivered to the Debtors counterpart signature pages of this Agreement; (b) such Party shall have extended the cleansing date in such Party’s non-disclosure agreements, if any, through and including four business days after the Agreement Effective Date; and (c) the Debtors have given notice to such Party and its counsel in accordance with Section 14.09 hereof that each of the foregoing conditions set forth in this Section 1, in each case, has been satisfied and this Agreement is effective; in each instance, on or before May 11, 2016 (such date, the “Agreement Effective Date”). For the avoidance of doubt, the obligations and rights of the Consenting Creditors and the Debtors described in this Agreement shall apply to any claims acquired by any Consenting Creditors in accordance with the Restructuring Transactions.

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Section 2. Exhibits Incorporated by Reference. Each of the exhibits and schedules attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include the exhibits. In the event of any inconsistency between this Agreement (without reference to the exhibits) and the exhibits, this Agreement (without reference to the exhibits) shall govern; provided, however, that this Agreement (without reference to the exhibits) may be interpreted with reference to the definitions set forth in the exhibits, to the extent such terms are used herein.

Section 3. Definitive Documentation.

(a) The definitive documents and agreements (collectively, the “Restructuring Documents”) governing the Restructuring Transactions shall consist of every order entered by the Bankruptcy Court and every pleading, motion, proposed order, or document (but not including any notices, except as otherwise set forth in this section) filed by the Debtors at any point prior to the Termination Date related to the Restructuring Transactions, including without limitation:

(i) the Plan;

(ii) the Confirmation Order and pleadings in support of entry of the Confirmation Order;

(iii) the Disclosure Statement, the other solicitation materials in respect of the Plan (such materials, collectively, the “Solicitation Materials”), the motion to approve the Disclosure Statement, and the order entered by the Bankruptcy Court approving the Disclosure Statement and Solicitation Materials as containing, among other things, “adequate information” as required by section 1125 of the Bankruptcy Code (the “Disclosure Statement Order”);

(iv) all other documents that will comprise the Plan Supplement, except as provided herein;

(v) the Cash Collateral Orders and the motion to approve the Cash Collateral Orders;

(vi) the first-day pleadings identified on Schedule 1 attached hereto and any other customary first-day pleadings that the Debtors determine are necessary or desirable to file (the “First Day Pleadings”) and all orders sought pursuant thereto;

(vii) any documents or agreements for any exit facility, including the New First Lien Exit Facility, including, without limitation, a credit agreement and an intercreditor agreement governing the New First Lien Exit Facility and the New Convertible Debt;

(viii) any documents or agreements for the governance of the Reorganized Debtors following the conclusion of the Chapter 11 Cases, including any shareholders’ agreements and certificates of incorporation; and

(ix) any documents or agreements for the Management Incentive Plan and any new employment contracts for current employees of the Debtors.

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(b) The Restructuring Documents remain subject to negotiation and completion and shall, upon completion, contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement, including the forms of each exhibit annexed to the Term Sheet, and shall otherwise be in form and substance reasonably acceptable to each of the Debtors and the Required Consenting Creditors; provided that the Restructuring Documents set forth in Section 3(v), (vii), (viii), (ix), and (iv), to the extent such documents relate to (vii), (viii), or (ix), shall be deemed acceptable to the Required Senior Unsecured Creditors if in form and substance reasonably acceptable only to each of the Debtors, the Required First Lien Creditors, and the Required Second Lien Creditors. As used herein, the term “Required Consenting Creditors” means, at any relevant time, Consenting Creditors holding more than 50% by principal amount outstanding of the First Lien Credit Agreement Claims held by the Consenting Creditors (the “Required First Lien Creditors”), Consenting Creditors holding more than 50% by principal amount outstanding of the Second Lien Note Claims held by the Consenting Creditors (the “Required Second Lien Creditors”), and Consenting Creditors holding more than 50% by principal amount outstanding of the Unsecured Senior Note Claims held by the Consenting Creditors (the “Required Senior Unsecured Creditors”).

(c) The Required Second Lien Creditors and their counsel shall use commercially reasonable efforts to consult and, if applicable and reasonably practicable, obtain a vote from, all Consenting Second Lien Creditors on any matters requiring input or a vote from holders of Second Lien Note Claims, provided, however, that nothing herein shall be deemed to require the waiver of legal privilege by holders of Second Lien Note Claims represented as an ad hoc group by counsel.

(d) The Required Senior Unsecured Creditors and their counsel shall use commercially reasonable efforts to consult and, if applicable and reasonably practicable, obtain a vote from, all Consenting Unsecured Creditors on any matters requiring input or a vote from holders of Unsecured Senior Note Claims, provided, however, that nothing herein shall be deemed to require the waiver of legal privilege by holders of Unsecured Senior Note Claims represented as an ad hoc group by counsel.

(e) The Debtors and the Consenting Creditors will coordinate and consult with each other regarding the filing and prosecution of claims objections to General Unsecured Claims, and the Consenting Creditors shall be entitled to file and prosecute any such objections to General Unsecured Claims.

(f) The Debtors will use commercially reasonable efforts to provide draft copies of the Restructuring Documents that the Debtors intend to file with the Bankruptcy Court to counsel to the Required Consenting Creditors at least two (2) business days before the date on which Debtors intend to file such documents or as soon as reasonably practicable thereafter.

Section 4. Milestones. The following milestones (the “Milestones”) shall apply to this Agreement, unless extended or agreed to in writing by counsel to the Required Consenting Creditors and the Debtors:

(a) the Petition Date shall have occurred no later than May 31, 2016;

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(b) no later than one day after the Petition Date, the Debtors shall file the motion to approve the Cash Collateral Orders;

(c) no later than 5 days after the Petition Date, the Bankruptcy Court shall have entered a Cash Collateral Order on an interim basis;

(d) no later than 30 days after the Petition Date, the Debtors shall file the Plan, the Disclosure Statement, and the motion to approve the Disclosure Statement;

(e) no later than 45 days after the Petition Date, the Bankruptcy Court shall have entered the final Cash Collateral Order;

(f) no later than 100 days after the Petition Date, the Bankruptcy Court shall have entered the Disclosure Statement Order;

(g) no later than 200 days after the Petition Date, the Bankruptcy Court shall have entered the Confirmation Order; and

(h) no later than 225 days after the Petition Date, the Effective Date shall have occurred.

Section 5. Commitments Regarding the Restructuring Transactions.

5.01. Commitment of the Consenting Creditors.

(a) During the period beginning on the Agreement Effective Date and ending on a Termination Date (as defined in Section 11.06) (such period, the “Effective Period”):

(i) each of the Consenting Creditors agrees that it shall, subject to the receipt by such Consenting Creditor of the Disclosure Statement and the Solicitation Materials, in each case, approved by the Bankruptcy Court as containing “adequate information” as such term is defined in section 1125 of the Bankruptcy Code:

(A) vote each of its claims against the Debtors (including each of its First Lien Credit Agreement Claims, Second Lien Note Claims, and Unsecured Senior Note Claims, and any other claims against the Debtors) (such claims, collectively, the “Debtor Claims”) to accept the Plan by delivering its duly executed and completed ballot(s) accepting the Plan on a timely basis following the commencement of the solicitation and its actual receipt of the Solicitation Materials and ballot; and

(B) not change or withdraw (or cause to be changed or withdrawn) such vote, provided, however, that such vote may be revoked (and, upon such revocation, deemed void ab initio) by such Consenting Creditor at any time if this Agreement is terminated with respect to such Consenting Creditor (it being understood by the Parties that any modification of the Plan that results in a termination of this Agreement pursuant to Section 11 hereof shall entitle such Consenting Creditor to an opportunity to change its vote in accordance with section 1127(d) of the Bankruptcy Code, and the Solicitation Materials with respect to the Plan shall be consistent with this proviso);

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(i) each Consenting Creditor further agrees that it shall not directly or indirectly (A) object to, delay, impede, or take any other action to interfere with the acceptance, implementation, or consummation of the Restructuring Transactions, (B) propose, file, support, or vote for any Alternative Transaction, or (C) direct the First Lien Credit Agreement Agent, the Second Lien Notes Trustee, and/or the Unsecured Senior Notes Trustee (as applicable) to take any action contemplated in (A) or (B) of this Section 5.01(a)(i); provided, that, after 225 days following the Petition Date, this clause 5.01(a)(i) shall not bind Paulson & Co., Inc., on behalf of itself and the funds it manages (“Paulson”), solely in its capacity as a Holder of Interests in the Debtors, with respect to such Interest(s);

(ii) upon the commencement by the Debtors of the Chapter 11 Cases, the automatic stay is invoked and each Consenting Creditor agrees that, except to the extent expressly contemplated under the Plan, the Cash Collateral Order, or this Agreement, it will not, and will not direct the First Lien Credit Agreement Agent, the Second Lien Notes Trustee, and/or the Unsecured Senior Notes Trustee (as applicable) to exercise any right or remedy for the enforcement, collection, or recovery of any of the Debtor Claims, and any other claims against any direct or indirect subsidiaries of the Debtors that are not Debtors; provided, however, that nothing in this Agreement shall limit the right of any party hereto to exercise any right or remedy provided under the Cash Collateral Order, the Confirmation Order, or any other Restructuring Document; and

(iii) each of the Consenting First Lien Creditors and First Lien Credit Agreement Agent agrees that it shall not take any action to exercise any remedies with respect to the Swap Contracts or the Treasury Management Services Agreements (each as defined in the First Lien Credit Agreement), unless otherwise agreed by the Debtors and such Consenting First Lien Credit Agreement Lender.

(b) The foregoing sub-clause (a) of this Section 5 will not limit any of the following Consenting Creditor rights:

(i) under any applicable bankruptcy, insolvency, foreclosure or similar proceeding, including, without limitation, appearing as a party in interest in any matter to be adjudicated in order to be heard concerning any matter arising in the Chapter 11 Cases, in each case provided that such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement and do not hinder, delay, or prevent consummation of the Restructuring Transactions; provided, that, after 225 days following the Petition Date, this clause 5.01(b)(i) shall not bind Paulson, solely in its capacity as a Holder of Interests in the Debtors, with respect to such Interest(s);

(ii) under any applicable credit agreement, indenture, other loan document, or applicable law, or constitute a waiver or amendment of any provision thereof provided that such rights are not inconsistent with the terms of this Agreement solely during the time in which this Agreement is in effect;

(iii) to take or direct any action relating to maintenance, protection, or preservation of any collateral provided that such action is not inconsistent with this Agreement;

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(iv) to purchase, sell or enter into any transactions in connection with the First Lien Credit Agreement Claims, Second Lien Note Claims, or Unsecured Senior Note Claims, subject to the terms hereof;

(v) to consult with other Consenting Creditors, the Debtors, or any other party in interest in the Chapter 11 Cases; or

(vi) to enforce any right, remedy, condition, consent or approval requirement under this Agreement or any of the Restructuring Documents.

5.02. Commitment of the Debtors.

(a) During the Effective Period, the Debtors, jointly and severally, agree to:

(i) do all things reasonably necessary and proper to: (A) obtain orders of the Bankruptcy Court in respect of the Restructuring Transactions, including obtaining entry of the Cash Collateral Orders and the Confirmation Order; (B) prosecute and defend any appeals related to the Cash Collateral Orders and/or the Confirmation Order; (C) support and consummate the Restructuring Transactions in accordance with this Agreement, including the good faith negotiation, preparation and filing within the time frame provided herein of the Restructuring Documents; (D) execute and deliver any other required agreements to effectuate and consummate the Restructuring Transactions; (E) obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions; (F) complete the Restructuring Transactions within the time frame provided herein, including complying with each Milestone set forth in this Agreement, to the extent compliance is not waived by the Required Consenting Creditors; and (G) operate their business in the ordinary course, taking into account the Restructuring Transactions;

(ii) not object to, delay, impede, or take any other action that is inconsistent with, or is intended or is likely to interfere with, acceptance or implementation of the Restructuring Transactions;

(iii) not seek to amend or modify, or file a pleading seeking authority to amend or modify, the Restructuring Documents in a manner that is inconsistent with this Agreement;

(iv) not file any pleading inconsistent with the Restructuring Transactions or the terms of this Agreement;

(v) not file any pleading seeking entry of an order and timely file a formal objection to any motion filed by any other party with the Bankruptcy Court by any Person seeking the entry of an order (1) directing the appointment of an examiner with expanded powers or a trustee, (2) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) dismissing the Chapter 11 Cases or (4) for relief that (x) is inconsistent with this Agreement in any respect or (y) would, or would reasonably be expected to, frustrate the purposes of this Agreement, including by preventing the consummation of the Restructuring Transactions;

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(vi) timely file a formal objection to any motion filed with the Bankruptcy Court by any Person seeking the entry of an order modifying or terminating the Debtors’ exclusive right to file and/or solicit acceptances of a plan of reorganization;

(vii) timely file a formal written response in opposition to any objection filed with the Bankruptcy Court by any Person with respect to entry of any of the Cash Collateral Orders or with respect to any of the adequate protection granted to the Consenting Creditors pursuant to any of the Cash Collateral Orders;

(viii) provide to the Consenting Creditors’ advisors, and direct their employees, officers, advisors and other representatives to provide the Consenting Creditors’ advisors, subject to applicable law, (1) reasonable access (without any material disruption to the conduct of the Debtors’ businesses) during normal business hours to the Debtors’ books, records and facilities, (2) reasonable access to the management and advisors of the Debtors for the purposes of evaluating the Debtors’ assets, liabilities, operations, businesses, finances, strategies, prospects and affairs, (3) reasonably timely responses to all reasonable diligence requests, and (4) reasonable information with respect to all material executory contracts and unexpired leases of the Debtors;

(ix) (a) use commercially reasonable efforts to seek to estimate the amount of contingent, unliquidated, and/or disputed General Unsecured Claims for distribution purposes, (b) obtain other relief from the Court in the event that failure to do so would materially delay distributions to Holders of General Unsecured Claims under the Plan, and (c) to the extent it cannot be determined at the confirmation hearing whether General Unsecured Claims (excluding Unsecured Notes Claims) exceed the GUC Cap, the Debtors shall receive at the confirmation hearing an order of the Court providing for reserves for contingent, unliquidated, and/or disputed General Unsecured Claims in an amount that, together with all undisputed, liquidated and non-contingent claims (excluding Unsecured Notes Claims), does not exceed the GUC Cap;

(x) comply with the following covenants:

(A)	Capital expenditures (other than those pertaining to maintenance and as required by applicable regulations) may not be incurred unless the Debtors hold cash in an amount equal to or greater than (I) the minimum exit liquidity set forth in the First Lien Exit Facility term sheet plus (II) $75 million;

(B)	Cumulative Capital expenditures (exclusive of capitalized general and administrative (“G&A”) expenses) for fiscal year 2016 shall not exceed: (I) $120.4 million for the six months ending June 30, 2016, (II) $191.2 million for the nine months ending September 30, 2016, and (III) $258.0 million for the twelve months ending December 31, 2016; and

(C)	Cumulative G&A expenses on a GAAP basis, including capitalized G&A but excluding: (I) any employee performance compensation bonuses awarded pursuant to the Debtors’ 2016

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employee incentive plan and (II) extraordinary legal, regulatory and other non-recurring costs (including professional fees and expenses associated with the restructuring) for fiscal year 2016 shall not exceed: (I) $57.1 million for the six months ending June 30, 2016, (II) $81.6 million for the nine months ending September 30, 2016, and (III) $106.2 million for the twelve months ending December 31, 2016;

(xi) pay the reasonable and documented fees and expenses of the First Lien Credit Agreement Agent, the First Lien Credit Agreement Lenders, and the Consenting Creditors (including the reasonable and documented fees and expenses of the ad hoc group of holders of Second Lien Notes and ad hoc group of holders of Unsecured Senior Notes) (i) invoiced and outstanding as of the Petition Date in advance of the Petition Date and (ii) thereafter, in the manner, and to the extent, provided for in the Cash Collateral Orders;

(xii) comply in all material respects with the Cash Collateral Orders; and

(xiii) subject to applicable law and privileges, promptly notify the Consenting Creditors of any material governmental or third party complaints, litigations, investigations or hearings.

(b) If any Debtor, directly or indirectly, through any of its representatives or advisors, receives a bona fide proposal for an Alternative Transaction from any third party (who has not withdrawn such proposal) and such Debtor has determined in good faith that such Alternative Transaction is, or after reasonable commercial negotiations may be, higher or otherwise better than the Restructuring Transactions, then such Debtor shall, subject to the confidentiality restrictions applicable to such Debtor, within two business days of making such determination, notify counsel to the First Lien Credit Agreement Agent, counsel to the Consenting Second Lien Creditors, and counsel to the Consenting Unsecured Creditors of the receipt of such proposal, with such notice to include the material terms thereof, including the identity of the Person or group of Persons involved.

(c) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require the board of directors, board of managers, directors, managers, or officers or any other fiduciary of a Debtor to take any action, or to refrain from taking any action, with respect to the Restructuring Transactions to the extent such person or persons determines, based on the advice of counsel, that taking such action, or refraining from taking such action, as applicable, would be inconsistent with applicable law or its fiduciary obligations under applicable law; provided, however, that it is agreed that any such action that results in a termination of this Agreement in accordance with the terms hereof shall be subject to the provisions set forth in Section 11 hereof.

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Section 6. Transfer of Securities.

(a) During the Effective Period, no Consenting Creditor shall sell, use, pledge, assign, transfer, permit the participation in, or otherwise dispose of any ownership (including any beneficial ownership2) in the Debtor Claims (each, a “Transfer”) to any affiliated or unaffiliated party, including any party in which it may hold a direct or indirect beneficial interest, unless it satisfies all of the following requirements (a transferee that satisfies such requirements, a “Permitted Transferee,” and such Transfer, a “Permitted Transfer”):

(i) the intended transferee is another Consenting Creditor or executes a transfer agreement in the form attached hereto as Exhibit B (a “Transfer Agreement”) before or concurrently with the closing of such Transfer (it being understood that any Transfer shall not be effective as against the Debtors until notification of such Transfer and a copy of the executed Transfer Agreement is received by counsel to the Debtors, in each case, on the terms set forth herein, within three (3) business days of such Transfer); and

(ii) the Transfer shall not, in the reasonable business judgment of the Debtors and their legal and tax advisors, adversely affect the Debtors’ ability to obtain the regulatory consents or approval necessary to effectuate the Restructuring Transactions.

(b) By acknowledgment of written notice of the relevant Transfer in accordance with Section 6(a)(i), or five (5) business days after a copy of any Joinder is provided to the Debtors, the Debtors shall be deemed to (i) consent to the Transfer absent objection during such five (5) business day notice period and (ii) have acknowledged that their future obligations arising after the date of the Transfer to the Consenting Creditor hereunder shall be deemed to constitute obligations in favor of the relevant transferee as a Consenting Creditor hereunder.

(c) Notwithstanding Section 6(a) or (b), a Qualified Marketmaker3 that acquires any Debtor Claims subject to this Agreement with the purpose and intent of acting as a Qualified Marketmaker for such Debtor Claims, shall not be required to execute and deliver to counsel a Transfer Agreement in respect of such Debtor Claims if (A) such Qualified Marketmaker subsequently transfers such Debtor Claims (by purchase, sale, assignment, participation, or otherwise) within three (3) business days of its acquisition to a transferee that is an entity that is not an affiliate, affiliated fund, or affiliated entity with a common investment advisor; (B) the transferee otherwise is a Permitted Transferee (including, for the avoidance of doubt, the requirement that such transferee execute a Transfer Agreement); and (C) the transfer otherwise is a Permitted Transfer. To the extent that a Consenting Creditor is acting in its capacity as a Qualified Marketmaker, it may transfer (by purchase, sale, assignment, participation or otherwise) any right, title or interest in Debtor Claims that the Qualified Marketmaker acquires from a holder of the Debtor Claims who is not a Consenting Creditor without the requirement that the transferee be a Permitted Transferee.

[2]	As used herein, the term “beneficial ownership” means the direct or indirect economic ownership of, and/or the power, whether by contract or otherwise, to direct the exercise of the voting rights and the disposition of, the Debtor Claims or the right to acquire such claims or interests.
[3]	As used herein, the term “Qualified Marketmaker” means an entity that (a) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers claims of the Debtors (or enter with customers into long and short positions in claims against the Debtors), in its capacity as a dealer or market maker in claims against the Debtors and (b) is, in fact, regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

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(d) This Agreement shall in no way be construed to preclude the Consenting Creditors from acquiring additional Debtor Claims; provided, however, that (i) any Consenting Creditor that acquires additional Debtor Claims, as applicable, after the Agreement Effective Date shall make commercially reasonable efforts to notify the Debtors of such acquisition, within a reasonable period of time following such acquisition, including the amount of such acquisition, which notice shall be deemed to be provided by the filing of a statement with the Bankruptcy Court as required by Rule 2019 of the Federal Rules of Bankruptcy Procedure including revised holdings information for such Consenting Creditor and (ii) such additional Debtor Claims shall automatically and immediately upon acquisition by a Consenting Creditor, as applicable, be deemed subject to the terms of this Agreement (regardless of when or whether notice of such acquisition is given to the Debtors or counsel to the Consenting Creditors).

(e) This Section 6 shall not impose any obligation on any Debtor to issue any “cleansing letter” or otherwise publicly disclose information for the purpose of enabling a Consenting Creditor to Transfer any Debtor Claims. Notwithstanding anything to the contrary in this Section 6, to the extent the Debtors and another Party have entered into a separate agreement with respect to the issuance of a “cleansing letter” or other public disclosure of information in connection with any proposed Restructuring Transactions (each such executed agreement, a “Confidentiality Agreement”), the terms of such Confidentiality Agreement shall continue to apply and remain in full force and effect according to its terms.

(f) Any Transfer made in violation of this Section 6 shall be void ab initio. Any Consenting Creditor that effectuates a Permitted Transfer to a Permitted Transferee shall have no liability under this Agreement arising from or related to the failure of the Permitted Transferee to comply with the terms of this Agreement.

(g) Notwithstanding anything to the contrary in this Section 6, the restrictions on Transfer set forth in this Section 6 shall not apply to the grant of any liens or encumbrances on any claims and interests in favor of a bank or broker-dealer holding custody of such claims and interests in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such claims and interests.

Section 7. Representations and Warranties of Consenting Creditors. Each Consenting Creditor, severally, and not jointly, represents and warrants that:

(a) it is the beneficial owner of the face amount of the Debtor Claims, or is the nominee, investment manager, or advisor for beneficial holders of the Debtor Claims, as reflected in such Consenting Creditor’s signature block to this Agreement (such Debtor Claims, the “Owned Debtor Claims”);

(b) it will not beneficially or legally own (either directly or indirectly through its affiliates, any unaffiliated third parties in which it may hold a direct or indirect beneficial interest, or as part of any group of persons acting pursuant to a plan or arrangement as described in Treasury Regulation Section 1.355-6(c)(4)), in the aggregate, more than fifty percent (50%) of the Debtor Claims or the Reorganized Common Stock in one or more Debtor entities during the Effective Period or following the Termination Date;

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(c) it has the full power and authority to act on behalf of, vote and consent to matters concerning the Owned Debtor Claims;

(d) the Owned Debtor Claims are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition, transfer, or encumbrances of any kind, that would adversely affect in any way such Consenting Creditor’s ability to perform any of its obligations under this Agreement at the time such obligations are required to be performed;

(e) (i) it is either (A) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (B) an institutional accredited investor (as defined in Rule 501(a)(1), (2), (3), or (7) under the Securities Act of 1933, as amended (the “Securities Act’), (C) a Regulation S non-U.S. person, or (D) the foreign equivalent of (A) or (B) above, and (ii) any securities of any Debtor acquired by the applicable Consenting Creditor in connection with the Restructuring Transactions will have been acquired for investment and not with a view to distribution or resale in violation of the Securities Act; and

(f) as of the date hereof, it has no actual knowledge of any event that, due to any fiduciary or similar duty to any other person or entity, would prevent it from taking any action required of it under this Agreement.

Section 8. Debtors Representations, Warranties, and Covenants. Each Debtor represents, warrants, and covenants, jointly and severally, to each other Party that no Event of Default is currently outstanding or is expected to be outstanding as of the Petition Date under the First Lien Credit Agreement, other than the Events of Default subject to the Waiver.

Section 9. Mutual Representations, Warranties, and Covenants. Each of the Parties represents, warrants, and covenants, severally and not jointly, to each other Party:

9.01. Enforceability. It is validly existing and in good standing under the laws of the state of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

9.02. No Consent or Approval. Except as expressly provided in this Agreement, the Plan, the Term Sheet, or the Bankruptcy Code, no consent or approval is required by any other person or entity in order for it to effectuate the Restructuring Transactions contemplated by, and perform the respective obligations under, this Agreement.

9.03. Power and Authority. Except as expressly provided in this Agreement, it has all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement.

9.04. Governmental Consents. Except as expressly set forth herein and with respect to the Debtors’ performance of this Agreement (and subject to necessary Bankruptcy Court approval and/or regulatory approvals associated with the Restructuring Transactions), the

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execution, delivery, and performance by it of this Agreement does not, and shall not, require any registration or filing with consent or approval of, or notice to, or other action to, with or by, any federal, state, or other governmental authority or regulatory body.

9.05. No Conflicts. The execution, delivery, and performance of this Agreement does not and shall not: (a) violate any provision of law, rules or regulations applicable to it or any of its subsidiaries in any material respect; (b) violate its certificate of incorporation, bylaws, or other organizational documents or those of any of its subsidiaries; or (c) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any contractual obligation to which it is a party, which conflict, breach, or default, would have a material adverse effect on the Restructuring Transactions.

Section 10. Acknowledgement. Notwithstanding any other provision herein, this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise. Any such offer or solicitation will be made only in compliance with all applicable securities laws and provisions of the Bankruptcy Code. The Debtors will not solicit acceptances of any Plan from Consenting Creditors in any manner inconsistent with the Bankruptcy Code or applicable bankruptcy law.

Section 11. Termination Events.

11.01. Shared Consenting Creditor Termination Events. This Agreement may be terminated as between: (a) the Consenting First Lien Creditors and the other Parties; (b) the Consenting Second Lien Creditors and the other Parties; or (c) the Consenting Unsecured Creditors and the other Parties, in each case, upon five (5) business days written notice, delivered in accordance with Section 14.09 hereof to the Debtors and counsel to the other Consenting Creditors, other than the Consenting Creditors seeking to terminate this Agreement pursuant to this Section 11.01 (such Consenting Creditors, the “Terminating Consenting Creditors”), by the Required First Lien Creditors, the Required Second Lien Creditors, or the Required Senior Unsecured Creditors, as applicable, upon the occurrence and continuation of any of the following events; except to the extent such event has been cured by the applicable Party within such five (5) business day notice period; provided, that only the Required First Lien Creditors and/or the Required Second Lien Creditors, as applicable, may terminate this Agreement upon the occurrence and continuation of any of the events set forth in clauses (o), (p), or (q) of this Section 11.01:

(a) the effective date of the Plan (the “Plan Effective Date”) shall not have occurred on or before 225 days after the Petition Date (the “Outside Date”);

(b) the failure to meet any of the Milestones;

(c) the breach in any material respect by any Party other than the Terminating Consenting Creditors of any of the representations, warranties, covenants or commitments of such breaching Party as set forth in this Agreement (it being understood and agreed that any actions required to be taken by such Parties that are included in the Plan or the Term Sheet but not in this Agreement are to be considered “covenants” of such Parties, and therefore covenants of this Agreement, notwithstanding the failure of any specific provision in the Plan or the Term Sheet to be re-copied in this Agreement);

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(d) the issuance by any governmental authority, including any regulatory authority, the Bankruptcy Court, or another court of competent jurisdiction, of any injunction, judgment, decree, charge, ruling, or order that, in each case, would have an adverse effect on a material provision of this Agreement or a material portion of the Restructuring Transactions or the Plan or a material adverse effect on the Debtors’ businesses, unless the Debtors have sought a stay of such injunction, judgment, decree, charge, ruling, or order within five (5) business days after the date of such issuance, and such injunction, judgment, decree, charge, ruling, or order is reversed or vacated within ten (10) business days after the date of such issuance; provided, however, that if such issuance has been made at the request of any of the Consenting Creditors, then such Consenting Creditors shall not be entitled to terminate this Agreement in accordance with this Section 11.01(d) with respect to such issuance;

(e) the Debtors seek the issuance by any governmental authority, including any regulatory authority, the Bankruptcy Court, or another court of competent jurisdiction, of any injunction, judgment, decree, charge, ruling, or order that, in each case, would have an adverse effect on a material provision of this Agreement or a material portion of the Restructuring Transactions or the Plan or a material adverse effect on the Debtors’ businesses;

(f) an examiner with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code or a trustee or receiver shall have been appointed in one or more of the Chapter 11 Cases;

(g) any Debtor either (i) files any motion seeking appointment of examiner with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code or a trustee or receiver in one or more of the Chapter 11 Cases or (ii) fails to act in a manner materially consistent with this Agreement in response to such motion or application filed by any person other than a Debtor;

(h) the termination of this Agreement by the Consenting First Lien Creditors, the Consenting Second Lien Creditors, or the Consenting Unsecured Creditors, as applicable;

(i) the (i) conversion of one or more of the Chapter 11 Cases of the Debtors to a case under chapter 7 of the Bankruptcy Code or (ii) dismissal of one or more of the Chapter 11 Cases of the Debtors, unless such conversion or dismissal, as applicable, is made with the prior written consent of counsel to the Required Consenting Creditors;

(j) any Debtor (i) files any motion for the (A) conversion of one or more of the Chapter 11 Cases of the Debtors to a case under chapter 7 of the Bankruptcy Code or (B) dismissal of one or more of the Chapter 11 Cases of the Debtors, unless such conversion or dismissal, as applicable, is made with the prior written consent of the Required Consenting Creditors, or (ii) act in a manner materially consistent with this Agreement in response to such motion or application filed by any person other than a Debtor;

(k) any of the Restructuring Documents after completion, (i) contain terms, conditions, representations, warranties, or covenants that are not materially consistent with the

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terms of this Agreement as reasonably determined by the Required Consenting Creditors, or are otherwise not in form and substance reasonably acceptable to the Required Consenting Creditors solely as provided in this Agreement, (ii) shall have been materially and adversely amended or modified, or (iii) shall have been withdrawn, in each case without the prior written consent of the Required Consenting Creditors and in the case of a Restructuring Document that is also an order, including the Cash Collateral Orders and the Confirmation Order, such order shall have been stayed, reversed, vacated or adversely modified, without the prior written consent of the relevant Required Consenting Creditors, unless the Debtors have sought a stay of such order within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance;

(l) any Debtor files a pleading seeking authority to amend, modify or withdraw any of the Restructuring Documents without the prior written consent of the relevant Required Consenting Creditors;

(m) any Debtor directly or indirectly proposes, supports, assists, solicits, or files a pleading seeking approval of any Alternative Transaction (or any approval of any sales, voting or other procedures in connection with an Alternative Transaction) without the consent of the Required Consenting Creditors;

(n) any Debtor files any motion or application seeking authority to sell all or a material portion of its assets without the prior written consent of the Required Consenting Creditors;

(o) the termination of the use of cash collateral as provided in the Cash Collateral Orders;

(p) any Debtor files any motion seeking authority (i) to use cash collateral that is not substantially in the form of the Cash Collateral Order or (ii) to enter into post-petition secured financing, without the prior written consent of the Required Consenting Creditors;

(q) the Bankruptcy Court enters an order staying, vacating, adversely amending, terminating, adversely extending or adversely modifying any material provision of the Cash Collateral Order or the Debtors take any actions or file any pleadings that result in such an order being entered unless the Debtors have sought a stay of such order within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance;

(r) (i) the allowance of Administrative Claims (excluding Professional Fee Claims incurred by persons or firms retained by the Debtors, the Consenting Creditors and the Creditors’ Committee), Other Priority Claims and otherwise non-dischargeable claims (or entry of a judgment by a court of competent jurisdiction in respect of otherwise non-dischargeable claims) in excess of $50 million in the aggregate, unless the Debtors have sought a stay of such order within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance, or (ii) a good faith belief of the Debtors’ management that otherwise non-dischargeable claims are likely to exceed $50 million in respect of any ongoing litigation matters;

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(s) any Debtor terminates its obligations under and in accordance with this Agreement (including, without limitation, pursuant to Section 11.02 of this Agreement);

(t) any Debtor files any motion seeking to avoid, disallow, subordinate or recharacterize any claim, lien, or interest held by any Consenting Creditor arising under the First Lien Credit Agreement, the Second Lien Notes Indenture, or the Unsecured Senior Notes Indentures;

(u) the Bankruptcy Court enters an order avoiding, disallowing, subordinating or recharacterizing any claim, lien, or interest held by any Consenting Creditor arising under the First Lien Credit Agreement, the Second Lien Notes Indenture, or the Unsecured Senior Notes Indentures, unless the Debtors have sought a stay of such order within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance;

(v) the Bankruptcy Court grants relief that (i) is inconsistent with this Agreement in any material respect or (ii) would, or would reasonably be expected to, materially frustrate the purposes of this Agreement, including by preventing the consummation of the Restructuring Transactions, unless the Debtors have sought a stay of such relief within five (5) business days after the date of such issuance, and such order is stayed, reversed or vacated within ten (10) business days after the date of such issuance;

(w) prior to the Petition Date, either (i) an Event of Default under the First Lien Credit Agreement (other than an Event of Default subject to the Waiver) shall have occurred and be continuing or (ii) the Waiver shall have expired or been terminated in accordance with its terms;

(x) holders of Second Lien Note Claims holding at least 33 1/3% or more by principal amount outstanding of the Second Lien Note Claims timely submit ballots to reject the Plan; or

(y) holders of Unsecured Senior Note Claims holding at least 33 1/3% or more by principal amount outstanding of the Unsecured Senior Note Claims timely submit ballots to reject the Plan.

11.02. Consenting Unsecured Creditors’ Termination Event. The Required Senior Unsecured Creditors may by written notice terminate this Agreement, and change their vote in respect of any plan of reorganization, upon a failure by the Debtors to satisfy Clause (v) of Conditions Precedent to Confirmation and Effectiveness set forth in the Term Sheet.

11.03. Debtors’ Termination Events. Any Debtor may terminate this Agreement as to all Parties upon five (5) business days’ prior written notice, delivered in accordance with Section 14.09 hereof, upon the occurrence of any of the following events: (a) the Plan Effective Date shall not have occurred by the Outside Date; (b) the breach by any of the Consenting Creditors in any material respect of any provision set forth in this Agreement that is adverse to the Debtors and that remains uncured for a period of twenty (20) business days after the receipt by the Consenting Creditors of notice of such breach; (c) the board of directors, board of managers, or a similar governing body of any Debtor determines based on advice of counsel that proceeding with any of the Restructuring Transactions would be inconsistent with applicable law or its fiduciary obligations under applicable law; or (d) the issuance by any governmental

16

authority, including any regulatory authority, the Bankruptcy Court, or another court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the Restructuring Transactions.

11.04. Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement among each of the Debtors and the Required Consenting Creditors.

11.05. Automatic Termination. This Agreement shall terminate automatically without any further required action or notice on the earlier of (i) the Plan Effective Date and (ii) the Outside Date.

11.06. Effect of Termination. No Party may terminate this Agreement if such Party failed to perform or comply in all material respects with the terms and conditions of this Agreement, with such failure to perform or comply causing, or resulting in, the occurrence of one or more termination events specified herein. The date on which termination of this Agreement as to a Party is effective in accordance with Sections 11.01, 11.01(g), 11.04, and 11.05 shall be referred to as a “Termination Date.” Upon the occurrence of a Termination Date as to a Party, this Agreement shall be of no further force and effect and each Party subject to such termination shall be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including with respect to any and all claims or causes of action. Notwithstanding anything to the contrary in this Agreement, Section 5.01(a)(iv) shall survive the termination of this Agreement; provided, however, that, such survival shall not limit the rights of any Consenting First Lien Credit Agreement Lender, nor shall prior entry into this Agreement prejudice any Consenting First Lien Credit Agreement Lender from, following the termination of this Agreement, (a) terminating the Swap Contracts or the Treasury Management Services Agreements in accordance with the terms thereof and (b) (i) in the event of termination of this Agreement pursuant to Section 11.01(i) or 11.01(j), offsetting amounts under the Swap Contracts or the Treasury Management Services Agreements to the extent consistent with applicable law or (ii) in the event of any other termination of this Agreement by the Consenting First Lien Creditors, arguing that it is entitled to adequate protection or other relief (but not for the avoidance of doubt any relief to effectuate an offset), including in the form of additional paydown of the First Lien Credit Agreement Claims, with respect to amounts owed under the Swap Contracts or the Treasury Management Services Agreements. Upon the occurrence of a Termination Date, any and all consents or ballots tendered by the Parties subject to such termination before a Termination Date shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions and this Agreement or otherwise. Notwithstanding anything to the contrary in this Agreement, the foregoing shall not be construed to prohibit the Debtors or any of the Consenting Creditors from contesting whether any such termination is in accordance with its terms or to seek enforcement of any rights under this Agreement that arose or existed before a Termination Date. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (a) any right of any Debtor or the ability of any Debtor to protect and reserve its rights (including

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rights under this Agreement), remedies, and interests, including its claims against any Consenting Creditor, and (b) any right of any Consenting Creditor, or the ability of any Consenting Creditor, to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Debtor or Consenting Creditor. Nothing in this Section 11.06 shall restrict any Debtor’s right to terminate this Agreement in accordance with Section 11.01(g).

11.07. No Violation of Automatic Stay. The Required Consenting Creditors are authorized to take any steps necessary to enforce or effectuate the termination of this Agreement, as applicable, including the sending of any applicable notices to the Debtors, notwithstanding section 362 of the Bankruptcy Code or any other applicable law (and the Debtors hereby waive the applicability of the automatic stay to the giving of such notice), and no cure period contained in this Agreement shall be extended pursuant to sections 108 or 365 of the Bankruptcy Code or any other applicable law without the prior written consent of the Required Consenting Creditors.

Section 12. Amendments. This Agreement, including the Term Sheet, may not be modified, amended, or supplemented in any manner except in writing signed by each of the Debtors and the Required Consenting Creditors; provided, however, that if the proposed modification, amendment, or supplement has a material, disproportionate (as compared to other Consenting Creditors holding claims within the same Class as provided for in the Term Sheet) and adverse effect on any of the Consenting Creditors or the Claims held by such Consenting Creditors (including any disparate treatment with respect to the releases granted under the Plan), then the consent of each such affected Consenting Creditor shall also be required to effectuate such modification, amendment, or supplement. Any proposed modification, amendment, or supplement that is not approved by the requisite Parties as set forth above shall be ineffective and void ab initio.

Section 13. Waiver of Defaults and Events of Default under the First Lien Credit Agreement.

13.01. Summary of Defaults and Events of Default under the First Lien Credit Agreement.

(a) SandRidge received (a) a letter from the First Lien Credit Agreement Agent on March 11, 2016 re: Special Determination of the Borrowing Base (the “Redetermination Notice”), (b) a letter from the First Lien Credit Agreement Agent on March 15, 2016 re: Borrowing Base Deficiency Election Notice (the “Borrowing Base Deficiency Notice” and, together with the Redetermination Notice, the “Borrowing Base Redetermination Notices”) and (c) a notice of default from the First Lien Credit Agreement Agent on March 31, 2016 re: SandRidge’s failure to deliver financials without a “going concern” qualification (the “Going Concern Default Notice”). Pursuant to Section 8.01(c) of the First Lien Credit Agreement, a 30-day grace period expired on April 30, 2016 and the Default specified in the Going Concern Default Notice (the “Going Concern Default”) ripened into an Event of Default (the “Going Concern Event of Default”).

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(b) Pursuant to Section 2.05(c) of the First Lien Credit Agreement, on March 21, 2016, SandRidge gave written notice to the First Lien Credit Agreement Agent (the “Borrowing Base Election Notice”) of its intention to remedy the alleged Borrowing Base Deficiency referred to in the Borrowing Base Redetermination Notices by exercising its cure options under Section 2.05(c) of the First Lien Credit Agreement, including, without limitation, submitting additional Oil and Gas Properties to the First Lien Credit Agreement Agent for evaluation as Borrowing Base properties on or before April 20, 2016 (the “Deadline Date”), which is thirty (30) days following SandRidge’s delivery of the Borrowing Base Election Notice.

(c) Pursuant to Sections 6.01(b) and 6.02(a) of the First Lien Credit Agreement, on or before May 15, 2016, SandRidge is required to deliver (i) financial statements for the fiscal quarter ended March 31, 2016 and (ii) a compliance certificate calculating both the Consolidated First Lien Leverage Ratio and the Consolidated Current Ratio as of such fiscal quarter end to the First Lien Credit Agreement Agent and the First Lien Credit Agreement Lenders under the First Lien Credit Agreement. SandRidge will be unable to cause (i) the Consolidated First Lien Leverage Ratio as of the fiscal quarter ended March 31, 2016 to be less than 2.00:1.00 as provided in Section 7.11(a) of the First Lien Credit Agreement and (ii) the Consolidated Current Ratio as of the as of the fiscal quarter ended March 31, 2016 to be greater than 1.00:1.00 as provided in Section 7.11(b) of the First Lien Credit Agreement (collectively, the “Financial Covenant Events of Default”).

(d) The entry by the Debtors into this Agreement may constitute an Event of Default under Sections 8.01(f) and 8.01(g) of the First Lien Credit Agreement (collectively, the “RSA Events of Default”).

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13.02. Waiver of Defaults and Events of Default under the First Lien Credit Agreement. The First Lien Credit Agreement Agent and the Consenting First Lien Creditors hereby agree, subject to the terms of this Agreement, to waive until May 31, 2016 (the “Waiver Termination Date”) (a) the requirement to implement, and SandRidge’s alleged failure to implement, a cure option under Section 2.05(c) of the First Lien Credit Agreement by the Deadline Date, (b) the Going Concern Event of Default, (c) the Financial Covenant Events of Default and (d) the RSA Events of Default.

Each capitalized term used in this Section 13 of this Agreement but not otherwise defined in this Section 13 of this Agreement shall have the meaning given to such term in the First Lien Credit Agreement. For the avoidance of doubt, the First Lien Credit Agreement Agent and the Consenting First Lien Creditors hereby agree to forbear from exercising any remedies available to it or them under the First Lien Credit Agreement in connection with the alleged failure to cure the alleged Borrowing Base Deficiency referred to in the Borrowing Base Redetermination Notices, the Going Concern Default, the Financial Covenant Events of Default and the RSA Events of Default, in each case, until the Waiver Termination Date.

Section 14. Miscellaneous.

14.01. Further Assurances. Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring Transactions, as applicable.

14.02. Complete Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral, or written, among the Parties with respect thereto.

14.03. Headings. The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit, or aid in the construction or interpretation of any term or provision hereof.

14.04. GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM; WAIVER OF TRIAL BY JURY. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement in either the United States District Court for the Southern District of New York or any New York state court (the “Chosen Courts”), and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts; (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts; and (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto or constitutional authority to finally adjudicate the matter; provided, however, that if the Debtors commence the Chapter 11 Cases, then the Bankruptcy Court (or court of proper appellate jurisdiction) shall be the exclusive Chosen Court.

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14.05. Trial by Jury Waiver. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.06. Execution of Agreement. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

14.07. Interpretation and Rules of Construction. This Agreement is the product of negotiations among the Debtors and the Consenting Creditors, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. The Debtors and the Consenting Creditors were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel. In addition, this Agreement shall be interpreted in accordance with section 102 of the Bankruptcy Code.

14.08. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. There are no third party beneficiaries under this Agreement, and the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other person or entity.

14.09. Notices. All notices hereunder shall be deemed given if in writing and delivered by electronic mail, courier, or registered or certified mail (return receipt requested) to the following addresses (or at such other addresses as shall be specified by like notice):

(a)	if to a Debtor, to:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, OK 73102

Attention: Philip Warman

Email address: pwarman@sandridgeenergy.com

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with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Christopher Marcus, P.C.

Email address: christopher.marcus@kirkland.com

and

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Attention: Steven N. Serajeddini

Email address: steven.serajeddini@kirkland.com

(b)	if to a Consenting First Lien Creditor, to:

Paul Hastings LLP

77 East 55th Street

New York, NY 10022

United States of America

Attention: Andrew V. Tenzer, Leslie Plaskon and Michael E. Comerford

Email address: andrewtenzer@paulhastings.com

              leslieplaskon@paulhastings.com

              michaelcomerford@paulhastings.com

(c)	if to a Consenting Second Lien Creditor, to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Damian S. Schaible, Eli J. Vonnegut, and Christopher Robertson

Email address: damian.schaible@davispolk.com

              eli.vonnegut@davispolk.com

              christopher.robertson@davispolk.com

(d)	if to a Consenting Unsecured Creditor, to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Joseph H. Smolinsky and David Griffiths

Email address: joseph.smolinsky@weil.com

              david.griffiths@weil.com

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or such other address as may have been furnished by a Party to each of the other Parties by notice given in accordance with the requirements set forth above. Any notice given by delivery, mail (electronic or otherwise), or courier shall be effective when received.

14.10. Independent Due Diligence and Decision Making. Each Consenting Party hereby confirms that its decision to execute this agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions, and prospects of the Debtors.

14.11. Waiver. If the Restructuring Transactions are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms, pursue the consummation of the Restructuring Transactions, or the payment of damages to which a Party may be entitled under this Agreement.

14.12. Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

14.13. Several, Not Joint, Claims. Except as otherwise expressly set forth herein, the agreements, representations, warranties, and obligations of the Parties under this Agreement are, in all respects, several and not joint.

14.14. Severability and Construction. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

14.15. Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

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EXECUTION VERSION

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

[Remainder of page intentionally left blank.]

Debtor Signature Pages to the Restructuring Support and Lock-Up Agreement

SANDRIDGE ENERGY, INC.

4TH STREET PROPERTIES, LLC

BLACK BAYOU EXPLORATION, L.L.C.

CEBA GATHERING, LLC

CEBA MIDSTREAM GP, LLC

CORNHUSKER ENERGY, L.L.C.

FAE HOLDINGS 389322R, LLC

INTEGRA ENERGY, L.L.C.

LARIAT SERVICES, INC.

MIDCONTINENT RESOURCES, LLC

MISTMADA OIL COMPANY, INC.

PIÑON GATHERING COMPANY, LLC

SABINO EXPLORATION, LLC

SAGEBRUSH PIPELINE, LLC

SANDRIDGE CO2, LLC

SANDRIDGE EXPLORATION AND PRODUCTION, LLC

SANDRIDGE HOLDINGS, INC.

SANDRIDGE MIDSTREAM, INC.

SANDRIDGE OPERATING COMPANY

SANDRIDGE REALTY, LLC

SIERRA MADERA CO2 PIPELINE, LLC

WTO GAS GATHERING COMPANY, LLC

By:
Name:	James D. Bennett
Title:	Chief Executive Officer

CEBA MIDSTREAM, LP

By:	CEBA Midstream GP, LLC, as its general partner

By:
	Name:	James D. Bennett
	Title:	Chief Executive Officer

CHOLLA PIPELINE, L.P.

By:	Integra Energy, L.L.C., as its general partner

By:
	Name:	James D. Bennett
	Title:	Chief Executive Officer

[Signature Page to Restructuring Support Agreement]

BRANIFF RESTAURANT HOLDINGS, LLC

By:
Name:	R. Scott Griffin
Title:	Chief Executive Officer

[Signature Page to Restructuring Support Agreement]

Consenting Creditor Signature Page to

the Restructuring Support and Lock-Up Agreement

[NAME]

Name:
Title:

Address:

E-mail address(es):
Telephone:
Facsimile:

Aggregate Amounts Beneficially Owned or Managed on Account of:
First Lien Credit Agreement Claims (if any)	$	[ ]
Second Lien Note Claims (if any)	$	[ ]
Unsecured Note Claims (if any)	$	[ ]

EXHIBIT A to

the Restructuring Support and Lock-Up Agreement

Term Sheet

EXECUTION VERSION

THIS TERM SHEET IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. NOTHING CONTAINED IN THIS TERM SHEET SHALL BE AN ADMISSION OF FACT OR LIABILITY OR DEEMED BINDING ON ANY OF THE PARTIES HERETO.

RESTRUCTURING TERM SHEET

INTRODUCTION

This term sheet, including the Exhibits attached hereto (collectively, this “Term Sheet”),1 describes the terms of a restructuring of SandRidge Energy, Inc. (“SandRidge”) and certain of its directly and indirectly-owned subsidiaries listed on Exhibit B (collectively, the “Debtors,” and such restructuring, the “Restructuring”) through cases that will be filed under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court (the “Bankruptcy Court”).

The Debtors will implement the Restructuring through a plan of reorganization (as it may be amended or supplemented from time to time, including all exhibits, schedules, supplements, appendices, annexes and attachments thereto, the “Plan”), which shall be consistent with the terms of this Term Sheet and the Restructuring Support Agreement, under chapter 11 of the Bankruptcy Code. This Term Sheet incorporates the rules of construction set forth in section 102 of the Bankruptcy Code.

The governing documents with respect to the Restructuring will contain terms and conditions that are dependent on each other, including those described in this Term Sheet.

This Term Sheet does not include a description of all of the terms, conditions, and other provisions that are to be contained in the definitive documentation governing the Restructuring. The Restructuring will not contain any material terms or conditions that are inconsistent in any material respect with this Term Sheet. This Term Sheet is confidential and may not be released to any other party unless permitted in accordance with an executed confidentiality agreement with the Debtors.

[1]	Capitalized terms used but not otherwise defined in this Term Sheet or in the Restructuring Support Agreement have the meanings ascribed to such terms as set forth on Exhibit A.

TREATMENT OF CLAIMS AND INTERESTS OF THE DEBTORS UNDER THE PLAN

Class No.	Type of Claim	Treatment	Impairment / Voting
Unclassified Non-Voting Claims Against the Debtors

N/A	Administrative Claims	On the Effective Date, except to the extent that a Holder of an Allowed Administrative Claim and the Debtor against which such Allowed Administrative Claim is asserted agree to less favorable treatment for such Holder, each Holder of an Allowed Administrative Claim shall receive, in full satisfaction of its Claim, payment in full in cash.	N/A

N/A	Priority Tax Claims	Except to the extent that a Holder of an Allowed Priority Tax Claim and the Debtor against which such Allowed Priority Tax Claim is asserted agree to less favorable treatment for such Holder, each Holder of an Allowed Priority Tax Claim shall receive, in full satisfaction of its Claim, payments in cash in a manner consistent with section 1129(a)(9)(C) of the Bankruptcy Code.	N/A

Classified Claims and Interests of the Debtors

Class 1	Other Secured Claims	On the Effective Date, in full satisfaction of each Allowed Other Secured Claim against the Debtors, each Holder thereof shall receive, at the option of the applicable Debtor: (a) payment in full in cash; (b) delivery of the collateral securing any such Claim and payment of any interest required under section 506(b) of the Bankruptcy Code; (c) Reinstatement of such Other Secured Claim; or (d) other treatment rendering such Claim Unimpaired.	Unimpaired; deemed to accept.

Class 2	Other Priority Claims	On the Effective Date, except to the extent that a Holder of an Allowed Other Priority Claim and the Debtor against which such Allowed Other Priority Claim is asserted agree to less favorable treatment for such Holder, in full satisfaction of each Allowed Other Priority Claim against the Debtors, each Holder thereof shall receive payment in full in cash or other treatment rendering such Claim Unimpaired.	Unimpaired; deemed to accept.

Class 3	First Lien Credit Agreement Claims	On the Effective Date, in full satisfaction of each Allowed First Lien Credit Agreement Claim, each Holder thereof shall receive participation in its Pro Rata share of the New First Lien Exit Facility in the amount of $425 million and $35 million of cash (except that all hedging agreements entered into by Lenders under the First Lien Credit Agreement prior to the Petition Date shall remain in place).	Impaired; entitled to vote.

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Class 4	Second Lien Note Claims

On the Effective Date, Second Lien Note Claims shall be deemed Allowed in the aggregate amount of $1,328 million, plus accrued but unpaid interest, fees and any and all other amounts due thereunder.

On the Effective Date, in full satisfaction of each Allowed Second Lien Note Claim, each Holder thereof shall receive its Pro Rata share of: (a) 85% of the New Common Stock, as fully-diluted by the Conversion Equity (measured through the Conversion Date), subject to dilution by the Employee Incentive Plan, the Rights Offering Equity, and the Warrants; (b) the New Convertible Debt; and (c) the Rights, if applicable.

Impaired; entitled to vote.

Class 5	General Unsecured Claims

On the Effective Date, Unsecured Note Claims shall be deemed Allowed in the aggregate amount of $2,349 million.

On the Effective Date, in full satisfaction of each Allowed General Unsecured Claim, each Holder thereof shall receive its Pro Rata share of: (a) $10 million in cash; (b) 15% of the New Common Stock, as fully-diluted by the Conversion Equity (measured through the Conversion Date), subject to dilution by the Employee Incentive Plan, the Rights Offering Equity, and the Warrants; (c) the Rights, if applicable; (d) the Warrants; and (e) the cash proceeds of the New Building Note.

Impaired; entitled to vote.

Class 6	Intercompany Claims	On the Effective Date, unless otherwise provided for under the Plan, each Debtor Intercompany Claim shall either be Reinstated or canceled and released at the option of the Debtors.	Unimpaired; deemed to accept or Impaired; deemed to reject.

Class 7	Section 510(b) Claims	On the Effective Date, Section 510(b) Claims shall be canceled and released without receiving any recovery on account thereof.	Impaired; deemed to reject.

Class 8	Intercompany Interests	On the Effective Date, Intercompany Interests shall be Reinstated.	Unimpaired; deemed to accept.

Class 9	Existing Preferred Stock	On the Effective Date, the Existing Preferred Stock shall be canceled and released without receiving any recovery on account thereof.	Impaired; deemed to reject.

Class 10	Existing Common Stock	On the Effective Date, the Existing Common Stock shall be canceled and released without receiving any recovery on account thereof.	Impaired; deemed to reject.

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MATERIAL TERMS OF THE RESTRUCTURING

Cash Collateral Orders	The Debtors shall seek, and the Consenting Creditors shall support, approval of an interim and final order to obtain use of cash collateral consistent with the Cash Collateral Term Sheet set forth in Exhibit D and in form and substance reasonably acceptable to the Required Consenting Creditors.

Lien Perfection Obligations	As a central component of the Consenting Creditors’ agreement to support the Restructuring and in exchange for the new value of the commitments and undertakings of the Consenting Creditors to enable and facilitate Consummation of the Restructuring on the terms set forth in the Restructuring Support Agreement, including the Waiver and the equitization of the Second Lien Note Claims, (i) the Debtors shall perfect liens on substantially all of their assets in favor of the holders of First Lien Credit Agreement Claims, and the Debtors shall perfect liens, junior to such liens granted in favor of holders of First Lien Credit Agreement Claims on such assets in favor of holders of Second Lien Note Claims, in a manner consistent with the Intercreditor Agreement, and (ii) to the extent that the Debtors perfect any liens on any of their assets in favor of holders of Second Lien Note Claims, the Debtors shall perfect liens, senior to such liens granted in favor of holders of Second Lien Note Claims on such assets in favor of holders of First Lien Credit Agreement Claims, in a manner consistent with the Intercreditor Agreement.

Paydown of First Lien Credit Agreement Claims	Subject to the requisite percentage of First Lien Credit Agreement Lenders executing the Restructuring Support Agreement and providing the Waiver by no later than May 11, 2016, immediately upon such execution and Waiver, the Debtors shall indefeasibly pay $40 million in cash to the First Lien Credit Agreement Lenders.

Employment Obligations

The Consenting Creditors consent to and shall support: (a) approval of the Wages Motion and a subsequent motion to approve the relief requested in the Wages Motion as it would apply to Insiders; (b) assumption by the Reorganized Debtors of the Employee Compensation and Benefits, in each case on the current terms of such arrangements as may be modified from time to time in the ordinary course of business; and (c) assumption by the Reorganized Debtors of the written employment or indemnification contracts between a Debtor and an employee or director that exist and remain effective as of the date hereof and have been provided to the Consenting Creditors (the “Employment Contracts”); provided, however, that, notwithstanding the foregoing, it is agreed and understood that Employee Compensation and Benefits that are components of at-will employment arrangements, are provided or determined at the Debtors’ discretion, or are subject to modification or termination by the Reorganized Debtors in accordance with applicable law will remain as such with respect to the Reorganized Debtors after the Effective Date.

After the Effective Date, each current employee who is party to an employment agreement with the Debtors shall either: (i) have such agreement assumed by the Reorganized Debtors pursuant to the Plan; or (ii) receive a new employment agreement from the Reorganized Debtors on terms that are equal or better than the existing agreement and reasonably acceptable to the respective employee, the Reorganized Debtors, and the Required Second Lien Creditors.

Indemnification of Prepetition Directors, Officers, Managers, et al.	Under the Restructuring, to the extent consistent with applicable law, the indemnification obligations for the Debtors’ current and former directors, officers, managers, and employees, and current attorneys, accountants, investment bankers, and other professionals of the Debtors, as applicable, shall

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be assumed and remain in full force and effect after the Effective Date, and shall not be modified, reduced, discharged, impaired, or otherwise affected in any way, and shall survive Unimpaired and unaffected, irrespective of when such obligation arose, in each case so long as (i) the Debtors have in good faith estimated and included in the Disclosure Statement (or disclosed in such other manner as agreed by the Required Consenting Creditors in their discretion) a statement that, in their good faith belief, the future costs to be paid by the Reorganized Debtors on account of such obligations should be less than $10 million in the aggregate, and (ii) such indemnification obligations are set forth in any of: (a) the organizational documents of a Debtor (including in the by-laws, certificates of incorporation or formation, limited liability company agreements, other organizational or formation documents, or board resolutions); (b) the Employment Contracts; or (c) an engagement or retention letter as to professional or advisory services; provided, however, that one or more former (as of the Petition Date) directors and officers of the Debtors, as agreed by the Debtors and the Required Second Lien Creditors, shall not have such indemnification obligations assumed.

Claims of the Debtors	The Reorganized Debtors, as applicable, shall retain all rights to commence and pursue any Causes of Action, other than any Causes of Action released (a) by the Debtors pursuant to the release and exculpation provisions outlined in this Term Sheet or (b) pursuant to the Plan, the Confirmation Order, the Cash Collateral Order or other order of the Bankruptcy Court, each to the extent applicable.

Director, Officer, Manager, and Employee Tail Coverage	On or before the Effective Date, to the extent not already obtained, the Debtors will obtain sufficient liability insurance policy coverage for the six-year period following the Effective Date for the benefit of the Debtors’ current and former directors, managers, officers, and employees on terms no less favorable than the Debtors’ existing director, officer, manager, and employee coverage and with an available aggregate limit of liability upon the Effective Date of no less than the aggregate limit of liability under the existing director, officer, manager, and employee coverage upon placement.

Conditions Precedent to Confirmation and Effectiveness	The following shall be conditions precedent to Confirmation:
	(i)	the Bankruptcy Court shall have entered the Disclosure Statement Order;
	(ii)	the Bankruptcy Court shall have entered the Confirmation Order; and
	(iii)	the Confirmation Order shall:
a.

authorize the Debtors to take all actions necessary to enter into, implement, and consummate the contracts, instruments, releases, leases, indentures, and other agreements or documents created in connection with the Plan;

		b.	decree that the provisions of the Confirmation Order and the Plan are nonseverable and mutually dependent;
c.

authorize the Debtors and Reorganized Debtors, as applicable/necessary, to: (i) implement the Restructuring Transactions; (ii) issue and distribute the New Common Stock, the New First Lien Exit Facility, the New Convertible

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Debt, the Rights, the Warrants, and the New Building Note (each as applicable), each pursuant to the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code or other exemption from such registration or pursuant to one or more registration statements; (iii) pay $35 million to the Lenders under the First Lien Credit Agreement; (iv) make all distributions and issuances as required under the Plan, the New Common Stock, the New First Lien Exit Facility, the New Convertible Debt, the Rights, the Warrants, and the New Building Note (each as applicable); and (v) enter into any agreements, transactions, and sales of property as set forth in the Plan Supplement, including the Employee Incentive Plan;
d.

provide that, pursuant to section 1146 of the Bankruptcy Code, the assignment or surrender of any lease or sublease, and the delivery of any deed or other instrument or transfer order, in furtherance of, or in connection with the Plan, including any deeds, bills of sale, or assignments executed in connection with any disposition or transfer of assets contemplated under the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax; and

	e.	contain the release, injunction, and exculpation provisions contained in this Term Sheet.
(iv)

the aggregate Allowed amount of Administrative Claims, Other Priority Claims and other non-dischargeable claims (excluding Professional Fee Claims incurred by persons or firms retained by the Debtors, the Consenting Creditors, the First Lien Credit Agreement Agent and the Creditors’ Committee, or ordinary course trade obligations) shall not exceed $50 million, without the consent of the Required Consenting Creditors;

(v)

the aggregate (i) Allowed amount of Unsecured Non-Note Claims, (ii) Unsecured Non-Note Claims estimated by the Court for distribution purposes, and (iii) ascribed value of unliquidated, contingent, and disputed Unsecured Non-Note Claims in an order fixing a pro-rata disputed claims reserve (or otherwise reserved) in connection with confirmation of the Plan shall not exceed $200 million (the “GUC Cap”), provided, however, that in the event that any claims related to In re SandRidge Energy, Inc. Securities Litigation and Duane & Virginia Lanier Trust v. SandRidge Energy, Inc., et al. are Allowed or otherwise determined by Court order to be General Unsecured Claims and not subject to expungement or subordination, then the GUC Cap shall be increased to $275 million; provided, further, that the Debtors may modify the Plan, in a manner agreed upon by the Debtors and the Consenting Second Lien Creditors, to provide for an increased recovery to the Consenting Unsecured Creditors, in the form of a combination of Warrants, New Common Stock, New Building Note, and cash, in the same proportion of the consideration as provided for herein, that would provide the Consenting Unsecured Creditors the same pro rata recovery that they

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would have received under the Plan (assuming the valuations provided for under the Plan and the Disclosure Statement) if the Allowed amount of General Unsecured Claims were equal to the GUC Cap; and

	(i)	the Restructuring Support Agreement shall not have been terminated.

Conditions Precedent to the Effective Date	The following shall be conditions precedent to the Effective Date:
(i)

the Confirmation Order shall have been duly entered and shall not (A) have been reversed or vacated, (B) be subject to a then effective stay, or (C) without the consent of the Required Consenting Creditors, have been modified or amended;

	(i)	the Debtors shall have obtained all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Plan;

(ii)

the final version of the Plan Supplement and all of the schedules, documents, and exhibits contained therein, and all other schedules, documents, supplements and exhibits to the Plan, shall be in form and substance as required under the Restructuring Support Agreement, and shall have been filed in a manner consistent with the Restructuring Support Agreement;

(iii)

all Allowed Professional Fee Claims approved by the Bankruptcy Court shall have been paid in full or amounts sufficient to pay such Allowed Professional Fee Claims after the Effective Date shall have been placed in the Professional Fee Escrow Account pending approval of the Professional Fee Claims by the Bankruptcy Court; and

	(iv)	the Debtors shall have implemented the Restructuring Transactions in a manner consistent in all material respects with the Plan and the Restructuring Support Agreement.

CORPORATE GOVERNANCE PROVISIONS/SECTION 1145 EXEMPTION

Charter; Bylaws; Corporate Governance

Corporate governance for Reorganized SandRidge or any of its subsidiaries, including charters, bylaws, operating agreements, or other organization or formation documents, as applicable, shall be consistent with section 1123(a)(6) of the Bankruptcy Code, as applicable, and in form and substance reasonably acceptable to the Debtors and the Required Second Lien Creditors. The Debtors and the Consenting Second Lien Creditors shall reasonably consult with the Consenting Unsecured Creditors regarding minority protections in the Reorganized SandRidge corporate governance documents.

The Reorganized SandRidge Board will be composed of five members as of the Effective Date as follows: (a) one will be Reorganized SandRidge’s chief executive officer; and (b) four will be nominated by the Required Second Lien Creditors; provided, however, that, if any one New Equity Party funds or backstops $100 million or more of the Rights Offering, an additional member will be added to the Reorganized SandRidge Board nominated by such New Equity Party.

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Exemption from SEC Registration	The issuance of all securities in connection with the Plan, including the New Common Stock, the New First Lien Exit Facility, the New Convertible Debt, the Rights, the Warrants, and the New Building Note (each as applicable) will be exempt from SEC registration to the fullest extent permitted by law. The Debtors and the Reorganized Debtors, as applicable, will use commercially reasonable efforts to cause the New Common Stock to be listed for trading on a national securities exchange on or as soon as reasonably practicable after the Effective Date.

GENERAL PROVISIONS REGARDING THE PLAN

Subordination	The classification and treatment of Claims under the Plan shall settle and compromise the respective contractual, legal, and equitable subordination rights of such Claims, and any such rights shall be released pursuant to the Plan.

Restructuring Transactions	The Confirmation Order shall be deemed to authorize, among other things, all actions as may be necessary or appropriate, consistent with the Restructuring Support Agreement, to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan.

Cancellation of Notes, Instruments, Certificates, and Other Documents	On the Effective Date, except to the extent otherwise provided in this Term Sheet, the Restructuring Support Agreement or the Plan, all notes, instruments, certificates, and other documents evidencing Claims or Interests, including credit agreements and indentures, shall be canceled and the obligations of the Debtors thereunder or in any way related thereto shall be deemed satisfied in full and discharged.

Issuance of New Securities; Execution of the Plan Restructuring Documents	On the Effective Date, the Debtors or Reorganized Debtors, as applicable, shall issue all securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Restructuring.

Executory Contracts and Unexpired Leases	Except as otherwise provided in this Term Sheet or the Restructuring Support Agreement, the Debtors shall assume or reject, as the case may be, executory contracts and unexpired leases in the Plan Supplement in form and substance reasonably acceptable to the Required Consenting Creditors; provided, however, that the Debtors shall consult and reasonably cooperate with the Consenting Creditors with respect to the assumption or rejection of such contracts and leases.

Retention of Jurisdiction	The Plan will provide for the retention of jurisdiction by the Bankruptcy Court for usual and customary matters.

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Discharge of Claims and Termination of Interests	Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims (including any Debtor Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Interests relate to services performed by employees of the Debtors before the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim based upon such debt or right is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such debt, right, or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Interest has accepted the Plan. Any default or “event of default” by the Debtors or Affiliates with respect to any Claim or Interest that existed immediately before or on account of the filing of the Chapter 11 Cases shall be deemed cured (and no longer continuing) as of the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring.

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Releases by the Debtors	Pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, each Released Party is deemed released and discharged by the Debtors, the Reorganized Debtors, and their Estates from any and all Causes of Action, including any derivative claims asserted on behalf of the Debtors, that the Debtors, the Reorganized Debtors, or their Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Interest, or that any Holder of any Claim or Interest could have asserted on behalf of the Debtors, based on or relating to, or in any manner arising from, in whole or in part:

	(a)	the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the formulation, preparation, dissemination, negotiation, or filing of the Restructuring Support Agreement;

	(b)	any Restructuring Transaction, contract, instrument, release, or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, or the Plan;

	(c)	the Chapter 11 Cases, the Disclosure Statement, the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement; or

	(d)	any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date;

provided, however, that the foregoing shall not include any claims or liabilities arising out of or relating to any act or omission of a Released Party that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.

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Releases by Holders of Claims and Interests of the Debtors	As of the Effective Date, each Releasing Party is deemed to have released and discharged each Debtor, Reorganized Debtor, and Released Party from any and all Causes of Action, including any derivative claims asserted on behalf of the Debtors, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part:

	(a)	the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the formulation, preparation, dissemination, negotiation, or filing of the Restructuring Support Agreement;

	(b)	any Restructuring Transaction, contract, instrument, release, or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, or the Plan;

	(c)	the Chapter 11 Cases, the Disclosure Statement, the Plan, the filing of the Chapter 11 Cases,the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement; or

	(d)	any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date;

provided, however, that the foregoing shall not include claims or liabilities arising out of or relating to any act or omission of a Debtor, Reorganized Debtor, or Released Party that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.

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Exculpation	Except as otherwise specifically provided in the Plan, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from any Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement and related prepetition transactions, the Disclosure Statement, the Plan, or any Restructuring Transaction, contract, instrument, release or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Exculpated Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, except for claims related to any act or omission that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon completion of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of, and distribution of, consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

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Injunctions	Except as otherwise expressly provided in the Plan or for obligations issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities that have held, hold, or may hold claims or interests that have been released pursuant to the Plan, shall be discharged pursuant to the Plan, or are subject to exculpation pursuant to the Plan, are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, or the Released Parties: (i) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests; (ii) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such claims or interests; (iii) creating, perfecting, or enforcing any lien or encumbrance of any kind against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such claims or interests; (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such claims or interests unless such Entity has timely asserted such setoff right in a document filed with the Bankruptcy Court explicitly preserving such setoff, and notwithstanding an indication of a claim or interest or otherwise that such Entity asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (v) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests released or settled pursuant to the Plan.

[Exhibits follow.]

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EXHIBIT A

DEFINITIONS

Term	Definition

Administrative Claim	A Claim incurred by the Debtors on or after the Petition Date and before the Effective Date for a cost or expense of administration of the Chapter 11 Cases entitled to priority under sections 503(b), 507(a)(2), or 507(b) of the Bankruptcy Code.

Affiliate	With respect to any Person, all Persons that would fall within the definition assigned to such term in section 101(2) of the Bankruptcy Code, if such Person was a debtor in a case under the Bankruptcy Code.

Allowed	With respect to any Claim or Interest: (a) a Claim or Interest as to which no objection has been filed and that is evidenced by a Proof of Claim or Interest, as applicable, timely filed by the applicable Bar Date or that is not required to be evidenced by a filed Proof of Claim or Interest, as applicable, under the Plan, the Bankruptcy Code, or a Final Order; (b) a Claim or Interest that is scheduled by the Debtors as neither disputed, contingent, nor unliquidated, and as for which no Proof of Claim or Interest, as applicable, has been timely filed; or (c) a Claim or Interest that is Allowed (i) pursuant to the Plan, (ii) in any stipulation that is approved by the Bankruptcy Court, or (iii) pursuant to any contract, instrument, indenture, or other agreement entered into or assumed in connection herewith. Except as otherwise specified in the Plan or any Final Order, the amount of an Allowed Claim shall not include interest or other charges on such Claim from and after the Petition Date. No Claim of any Entity subject to section 502(d) of the Bankruptcy Code shall be deemed Allowed unless and until such Entity pays in full the amount that it owes such Debtor or Reorganized Debtor, as applicable.

Alternative Transaction	Any dissolution, winding up, liquidation, reorganization, assignment for the benefit of creditors, merger, transaction, consolidation, business combination, joint venture, partnership, sale of assets, financing (debt or equity) workout, plan of arrangement, plan of reorganization or any restructuring of any Debtor, that is inconsistent with the Restructuring Transactions.

Bankruptcy Code	Title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as amended from time to time.

Bankruptcy Court	As defined in the Introduction.

Bankruptcy Rules	The Federal Rules of Bankruptcy Procedure promulgated under section 2075 of title 28 of the United States Code, and the general, local, and chambers rules of the Bankruptcy Court.

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Term	Definition

Bar Date	The date established by the Bankruptcy Court by which Proofs of Claim must be filed with respect to such Claims, as may be ordered by the Bankruptcy Court.

Bridge Period	As defined in Exhibit D.

Cash Collateral Orders	The interim and final orders, as applicable, in form and substance as required under the Restructuring Support Agreement, entered by the Bankruptcy Court to permit the Debtors to use cash collateral on the terms set forth in Exhibit D.

Cause of Action	Any claims, Claims, Interests, damages, remedies, causes of action, demands, rights, actions, suits, obligations, liabilities, accounts, defenses, offsets, powers, privileges, licenses, and franchises of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, matured or unmatured, suspected or unsuspected, in tort, law, equity, or otherwise. Causes of Action also include: (a) all rights of setoff, counterclaim, or recoupment and claims on contracts or for breaches of duties imposed by law; (b) the right to object to or otherwise contest Claims or Interests; (c) claims pursuant to sections 362, 510, 542, 543, 544 through 550, or 553 of the Bankruptcy Code; and (d) such claims and defenses as fraud, mistake, duress, and usury and any other defenses set forth in section 558 of the Bankruptcy Code.

Chapter 11 Cases	When used with reference to a particular Debtor, the case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court, and when used with reference to all the Debtors, the procedurally consolidated and jointly administered chapter 11 cases pending for the Debtors in the Bankruptcy Court.

Claim	As defined in section 101(5) of the Bankruptcy Code against a Debtor.

Class	A category of Holders of Claims or Interests pursuant to section 1122(a) of the Bankruptcy Code.

Confirmation	Entry of the Confirmation Order on the docket of the Chapter 11 Cases, subject to the conditions set forth in the Plan, this Term Sheet, and the Restructuring Support Agreement.

Confirmation Order	The order, in form and substance as required under the Restructuring Support Agreement, entered by the Bankruptcy Court confirming the Plan.

Consenting Creditors	As defined in the Restructuring Support Agreement.

Consenting Second Lien Creditors	As defined in the Restructuring Support Agreement.

Consenting Unsecured Creditors	As defined in the Restructuring Support Agreement.

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Term	Definition

Consummation	The occurrence of the Effective Date.

Conversion Date	As defined in Exhibit E.

Conversion Equity	The New Common Stock to be issued upon conversion of the New Convertible Debt in accordance with Exhibit E, subject to dilution by the Employee Incentive Plan, the Rights Offering Equity, and the Warrants.

Creditors’ Committee	The official committee of unsecured creditors, if any, appointed in the Chapter 11 Cases.

Debtors	As defined in the Introduction.

Disallowed	Any Claim that is not Allowed.

Disclosure Statement	The disclosure statement for the Plan, including all exhibits and schedules thereto and references therein that relate to the Plan that is prepared and distributed in accordance with this Term Sheet, the Bankruptcy Code, the Bankruptcy Rules, and any other applicable law and which shall be in form and substance as required under the Restructuring Support Agreement.

Disclosure Statement Order	The order entered by the Bankruptcy Court, in form and substance as required under the Restructuring Support Agreement, approving the Disclosure Statement.

Effective Date	The date selected by the Debtors for the Consummation of the Plan, or as soon thereafter as reasonably practicable.

Employee Compensation and Benefits	The Employee Compensation, Expense Reimbursements, Non- Insider Employee Incentive Programs, Health and Welfare Programs, Paid Leave and Unpaid Leave, and Non-Insider Severance Programs (each as defined in the Wages Motion (including as the Wages Motion would apply to Insiders, notwithstanding any exclusion of Insiders from the relief requested in the Wages Motion)).

Employee Incentive Plan	The Reorganized Debtors’ employee incentive plan to be implemented on the Effective Date, which will, subject to approval by the Reorganized SandRidge Board, (a) include restricted stock and options providing for an aggregate of up to 10% pro forma ownership percentage of equity securities in Reorganized SandRidge, including, but not limited to, New Common Stock, and options and similar Securities, which equity securities will be protected from dilution from the Conversion Equity, the Rights Offering Equity, and the Warrants; and (b) otherwise contain terms and conditions generally consistent with those prevailing in the market that are in form and substance reasonably acceptable to the Reorganized Debtors and the Required Second Lien Creditors.

Employment Contracts	As defined in Material Terms of the Restructuring.

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Term	Definition

Employment Obligations	The Debtors’ written contracts, agreements, policies, programs and plans for, among other things, compensation, bonuses, reimbursement, indemnity, health care benefits, disability benefits, deferred compensation benefits, travel benefits, vacation and sick leave benefits, savings, severance benefits, retirement benefits, welfare benefits, relocation programs, life insurance and accidental death and dismemberment insurance, including written contracts, agreements, policies, programs and plans for bonuses and other incentives or compensation for the Debtors’ current and former employees, directors, officers, and managers, including executive compensation programs and all existing compensation arrangements for such employees of the Debtors, as well as for the chairman of the restructuring committee of the board of directors, in each case on the current terms of such arrangements as may be modified from time to time in the ordinary course of business.

Entity	As defined in section 101(15) of the Bankruptcy Code.

Estate	As to each Debtor, the estate created for the Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.

Exculpated Parties	Collectively, and in each case in its capacity as such: (a) the Debtors and Reorganized Debtors; (b) Holders of First Lien Credit Agreement Claims; (c) Holders of Second Lien Note Claims; (d) the First Lien Credit Agreement Agent; (e) the Second Lien Notes Trustee; (f) Holders of Unsecured Note Claims; (g) the Unsecured Senior Notes Trustee; (h) the Unsecured Convertible Notes Trustee; (i) the Arrangers (as defined in the First Lien Credit Agreement); (j) with respect to each of the foregoing entities in clauses (a) through (i), each such Entity’s current and former predecessors, successors, Affiliates (regardless of whether such interests are held directly or indirectly), subsidiaries, funds, portfolio companies, management companies, and (k) with respect to each of the foregoing Entities in clauses (a) through (j), each of their respective current and former directors, employees, officers, members, partners, managers, independent contractors, agents, representatives, principals, professionals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (with respect to clause (k), each solely in their capacity as such).

Existing Common Stock	Any Interests in SandRidge outstanding as of the Petition Date other than Existing Preferred Stock.

Existing Preferred Stock	Collectively: (a) the 8.5% convertible perpetual preferred stock in SandRidge and (b) the 7.0% convertible perpetual preferred stock in SandRidge.

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Term	Definition

Final Order	An order or judgment of the Bankruptcy Court, as entered on the docket in any Chapter 11 Case or the docket of any other court of competent jurisdiction, that has not been reversed, stayed, modified, or amended, and as to which the time to appeal, or seek certiorari or move for a new trial, reargument, or rehearing has expired according to applicable law and no appeal or petition for certiorari or other proceedings for a new trial, reargument, or rehearing has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be timely filed has been withdrawn or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought or the new trial, reargument, or rehearing shall have been denied, resulted in no modification of such order, or has otherwise been dismissed with prejudice.

First Lien Credit Agreement	The Fourth Amended and Restated Credit Agreement, dated as of June 10, 2015 (as amended from time to time), by and among: SandRidge, as the borrower; certain of SandRidge’s subsidiaries, as guarantors; the First Lien Credit Agreement Agent; and the First Lien Credit Agreement Lenders.

First Lien Credit Agreement Agent	Royal Bank of Canada, in its capacity as administrative agent under the First Lien Credit Agreement, and any successor thereto.

First Lien Credit Agreement Claims	Any Claim derived from or based upon the First Lien Credit Agreement (including the revolver and letter of credit facility).

First Lien Credit Agreement Lenders	The lending institutions party from time to time to the First Lien Credit Agreement.

General Unsecured Claim	Collectively, the Unsecured Non-Note Claims and Unsecured Note Claims.

Holder	An Entity holding a Claim or Interest, as applicable.

Impaired	With respect to any Class of Claims or Interests, a Class of Claims or Interests that is impaired within the meaning of section 1124 of the Bankruptcy Code.

Insider	As defined in section 101(31) of the Bankruptcy Code.

Intercompany Claim	A Claim by any Debtor against SandRidge or any direct or indirect subsidiary of SandRidge.

Intercompany Interest	An Interest in any Debtor other than SandRidge.

Intercreditor Agreement	The Intercreditor Agreement, dated as of June 10, 2015 (as amended from time to time), by and among the First Lien Credit Agreement Agent; and the Second Lien Notes Trustee; and acknowledged by SandRidge and certain of SandRidge’s subsidiaries.

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Term	Definition

Interest	Any equity security (as defined in section 101(16) of the Bankruptcy Code) in any Debtor.

Liquidation Recovery	The amount creditors in such class would so receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code as of the Effective Date, as set forth in the liquidation analysis of the Disclosure Statement, unless otherwise ordered by Final Order.

New Building Note	The new mortgage note issued by the Reorganized Debtors on the terms set forth in Exhibit G.

New Common Stock	The new publicly-tradable shares of common stock in Reorganized SandRidge to be issued and distributed under the Plan.

New Convertible Debt	The new convertible debt issued by the Reorganized Debtors on the terms set forth in Exhibit E.

New Convertible Debt Make- Whole Amount	Conversion Equity in an amount equal to the difference between 46.5% of the aggregate amount of New Common Stock and 26.1% of the New Common Stock on the Effective Date, less the amount of the accrued interest up to the date of the conversion of the New Convertible Debt.

New Equity Parties	As defined in Exhibit F.

New First Lien Exit Facility	The new first lien credit facility shall have the terms set forth in Exhibit C.

Non-Consensual Cash Collateral Hearing	As defined in Exhibit D.

Other Priority Claim	Any Claim, other than an Administrative Claim or a Priority Tax Claim, entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

Other Secured Claim	Any Secured Claim against any of the Debtors, other than a First Lien Credit Agreement Claim or Second Lien Note Claim.

Person	An individual, corporation, partnership, limited liability company, joint venture, trust, estate, unincorporated association, unincorporated association, governmental entity, or political subdivision thereof, or any other entity.

Petition Date	The date on which the Debtors commenced the Chapter 11 Cases, which shall occur no later than May 31, 2016.

Plan	As defined in the Introduction.

Plan Supplement	The compilation of documents and forms of documents, schedules, and exhibits to the Plan filed by the Debtors.

Priority Tax Claims	Claims of governmental units of the type described in section 507(a)(8) of the Bankruptcy Code.

19

Term	Definition

Proof of Claim	A proof of Claim filed against any of the Debtors in the Chapter 11 Cases by the applicable Bar Date.

Professional	An entity employed pursuant to a Bankruptcy Court order in accordance with sections 327 or 1103 of the Bankruptcy Code and to be compensated for services rendered before or on the confirmation date, pursuant to sections 327, 328, 329, 330, or 331 of the Bankruptcy Code.

Professional Fee Claims	All Administrative Claims for the compensation of Professionals and the reimbursement of expenses incurred by such Professionals through and including the Effective Date to the extent such fees and expenses have not been previously paid.

Professional Fee Escrow Account	An interest-bearing account in an amount equal to the total estimated amount of Professional Fee Claims and funded by the Debtors on the Effective Date.

Pro Rata	The proportion that a Claim or Interest in a particular Class bears to the aggregate amount of the Claims or Interests in that Class, or the proportion of the Claims or Interests in a particular Class and other Classes or payments entitled to share in the same recovery as such Claim or Interest under the Plan.

Reinstated	With respect to Claims and Interests, that the Claim or Interest shall be rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

Released Parties	Collectively, and in each case in its capacity as such: (a) Holders of First Lien Credit Agreement Claims; (b) Holders of Second Lien Note Claims; (c) the First Lien Credit Agreement Agent; (d) the Second Lien Notes Trustee; (e) Holders of Unsecured Note Claims; (f) the Unsecured Senior Notes Trustee; (g) the Unsecured Convertible Notes Trustee; (h) the Arrangers; (i) with respect to each of the Debtors, the Reorganized Debtors, and each of the foregoing entities in clauses (a) through (h), each such Entity’s current and former predecessors, successors, Affiliates (regardless of whether such interests are held directly or indirectly), subsidiaries, funds, portfolio companies, management companies, and (j) with respect to each of the foregoing Entities in clauses (a) through (i), each of their respective current and former directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, professionals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (with respect to clause (j), each solely in their capacity as such); and (k) the Depository Trust Company; provided, however, that any Holder of a Claim or Interest that opts out of the releases contained in the Plan shall not be a “Released Party.”

20

Term	Definition

Releasing Parties	Collectively, and in each case in its capacity as such: (a) Holders of First Lien Credit Agreement Claims; (b) Holders of Second Lien Note Claims; (c) the First Lien Credit Agreement Agent; (d) the Second Lien Notes Trustee; (e) Holders of Unsecured Note Claims; (f) the Unsecured Senior Notes Trustee; (g) the Unsecured Convertible Notes Trustee; (h) the Arrangers; (i) with respect to each of the Debtors, the Reorganized Debtors, and each of the foregoing entities in clauses (a) through (h), each such Entity’s current and former predecessors, successors, Affiliates (regardless of whether such interests are held directly or indirectly), subsidiaries, funds, portfolio companies, management companies, and (j) with respect to each of the foregoing Entities in clauses (a) through (i), each of their respective current and former directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, professionals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (with respect to clause (j), each solely in their capacity as such); (k) all Holders of Claims and Interests that are deemed to accept the Plan; (l) all Holders of Claims and Interests who vote to accept the Plan; and (m) all Holders in voting Classes who abstain from voting on the Plan and who do not opt out of the releases provided by the Plan.

Reorganized Debtors	The Debtors, as reorganized pursuant to and under the Plan or any successor thereto.

Reorganized SandRidge	SandRidge, as reorganized pursuant to and under the Plan or any successor thereto. Reorganized SandRidge shall be a Delaware corporation (unless determined otherwise by the Consenting Second Lien Creditors).

Reorganized SandRidge Board	The board of directors of Reorganized SandRidge on and after the Effective Date.

Required Consenting Creditors	As defined in the Restructuring Support Agreement.

Required Second Lien Creditors	As defined in the Restructuring Support Agreement.

Restructuring	As defined in the Introduction.

Restructuring Support Agreement	That certain Restructuring Support and Lock-Up Agreement, by and among the Debtors, and certain Holders of Claims and Interests, including all exhibits and schedules attached thereto.

Restructuring Transactions	Those mergers, amalgamations, consolidations, arrangements, continuances, restructurings, transfers, conversions, dispositions, liquidations, dissolutions, or other corporate transactions that the Debtors and the Consenting Creditors reasonably determine to be necessary to implement the Plan.

Rights	The right to subscribe to up to $150 million of Rights Offering Equity pursuant to the Rights Offering.

21

Term	Definition

Rights Offering	The rights offering to purchase or subscribe to the Rights Offering Equity on the terms set forth in Exhibit F.

Rights Offering Equity	As defined in Exhibit F.

SandRidge	As defined in the Introduction.

SEC	The Securities and Exchange Commission.

Second Lien Note Claim	Any Claim derived from or based upon the Second Lien Notes.

Second Lien Notes	The 8.75% second lien notes due June 1, 2020, issued by SandRidge pursuant to the Second Lien Notes Indenture.

Second Lien Notes Indenture	That certain Indenture, dated June 10, 2015, by and among SandRidge, as issuer; certain of SandRidge’s subsidiaries, as guarantors; and the Second Lien Notes Trustee.

Second Lien Notes Trustee	U.S. National Bank Association, in its capacity as indenture trustee under the Second Lien Notes, or any successor thereto.

Section 510(b) Claims

Claims subject to subordination under section 510(b) of the Bankruptcy Code, and any Claim for or that arises from the rescission of a purchase, sale, issuance or offer of a Security of any of the Debtors, or for damages arising from the purchase of sale of such a Security, or for reimbursement, indemnification, or contribution allowed under section 502 of the Bankruptcy Code on account of such Claim.

Secured	When referring to a Claim: (a) secured by a lien on property in which any of Debtors has an interest, which lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the creditor’s interest in the Debtors’ interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code; or (b) Allowed pursuant to the Plan, or separate order of the Bankruptcy Court, as a secured claim.

Securities Act	The Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, together with the rules and regulations promulgated thereunder.

Security	A security as defined in section 2(a)(1) of the Securities Act.

Springing Event	As defined in Exhibit E.

Term Sheet	As defined in the Introduction.

Termination Declaration	As defined in Exhibit D.

Termination Declaration Date	As defined in Exhibit D.

Unimpaired	With respect to a Class of Claims or Interests, a Class of Claims or Interests that is not Impaired.

22

Term	Definition

Unsecured 2020 Senior Notes	The 8.75% unsecured notes due January 15, 2020, issued pursuant to that certain Indenture dated December 16, 2009, by and among SandRidge, as issuer; certain of SandRidge’s Subsidiaries, as guarantors; and the Unsecured Senior Notes Trustee.

Unsecured 2021 Senior Notes	The 7.5% unsecured notes due March 15, 2021, issued pursuant to that certain Indenture dated March 15, 2011, by and among SandRidge, as issuer; certain of SandRidge’s Subsidiaries, as guarantors; and the Unsecured Senior Notes Trustee.

Unsecured 2022 Convertible Notes	The 8.125% convertible notes due October 16, 2022, issued pursuant to that certain Indenture dated April 17, 2012, by and among SandRidge, as issuer; certain of SandRidge’s Subsidiaries, as guarantors; and the Unsecured Convertible Notes Trustee.

Unsecured 2022 Senior Notes	The 8.125% unsecured notes due October 15, 2022, issued pursuant to that certain Indenture dated April 17, 2012, by and among SandRidge, as issuer; certain of SandRidge’s Subsidiaries, as guarantors; and the Unsecured Senior Notes Trustee.

Unsecured 2023 Convertible Notes	The 7.5% convertible notes due February 16, 2023, issued pursuant to that certain Indenture dated August 19, 2015, by and among SandRidge, as issuer; certain of SandRidge’s Subsidiaries, as guarantors; and the Unsecured Convertible Notes Trustee.

Unsecured 2023 Senior Notes	The 7.5% unsecured notes due February 15, 2023, issued pursuant to that certain Indenture dated August 20, 2012, by and among SandRidge, as issuer; certain of SandRidge’s Subsidiaries, as guarantors; and the Unsecured Senior Notes Trustee.

Unsecured Claim	Any Claim that is not a Secured Claim.

Unsecured Convertible Notes	Collectively: (a) the Unsecured 2022 Convertible Notes; and (b) the Unsecured 2023 Convertible Notes.

Unsecured Convertible Notes Trustee	U.S. National Bank Association, in its capacity as indenture trustee under the Unsecured Convertible Notes, and any successor thereto.

Unsecured Non-Note Claim	Any Unsecured Claim that is not an Unsecured Note Claim.

Unsecured Note Claim	Any Claim derived from or based upon the Unsecured Notes.

Unsecured Notes	Collectively: (a) the Unsecured Senior Notes; and (b) the Unsecured Convertible Notes.

Unsecured Senior Notes	Collectively: (a) the Unsecured 2020 Senior Notes; (b) the Unsecured 2021 Senior Notes; (c) Unsecured 2022 Senior Notes; and (d) Unsecured 2023 Senior Notes.

23

Term	Definition

Unsecured Senior Notes Indentures	Those certain Indentures, dated December 16, 2009, March 15, 2011, April 17, 2012, and August 20, 2012, respectively, by and among SandRidge, as issuer; certain of SandRidge’s Subsidiaries, as guarantors, in each case; and the Unsecured Senior Notes Trustee.

Unsecured Senior Notes Trustee	Wells Fargo Bank, N.A., in its capacity as indenture trustee under the Unsecured Senior Notes, and any successor thereto.

Wages Motion	The motion to be filed on the first day of the Chapter 11 Cases, in form and substance as required under the Restructuring Support Agreement, among other things, describing the Employment Obligations.

Waiver	The waiver on the terms and conditions set forth in Section 13 of the Restructuring Support Agreement.

Warrants	The new warrants for New Common Stock substantially on the terms set forth on Exhibit H.

24

EXHIBIT B

SUBSIDIARIES PARTY TO RESTRUCTURING

4th Street Properties, LLC

Black Bayou Exploration, L.L.C.

Braniff Restaurant Holdings, LLC

CEBA Gathering, LLC

CEBA Midstream GP, LLC

CEBA Midstream, LP

Cholla Pipeline, L.P.

Cornhusker Energy, L.L.C.

FAE Holdings 389322R, LLC

Integra Energy, L.L.C.

Lariat Services, Inc.

MidContinent Resources, LLC

Mistmada Oil Company, Inc.

Piñon Gathering Company, LLC

Sabino Exploration, LLC

Sagebrush Pipeline, LLC

SandRidge CO2, LLC

SandRidge Exploration and Production, LLC

SandRidge Holdings, Inc.

SandRidge Midstream, Inc.

SandRidge Operating Company

SandRidge Realty, LLC

Sierra Madera CO2 Pipeline, LLC

WTO Gas Gathering Company, LLC

EXHIBIT C

NEW FIRST LIEN EXIT FACILITY TERM SHEET

[SEPARATELY ATTACHED]

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF RESTRUCTURING OF FOURTH

AMENDED AND RESTATED CREDIT AGREEMENT OF SANDRIDGE ENERGY, INC.

The terms and conditions set forth in this term sheet and any related exhibits, schedules and/or annexes (collectively, the “Term Sheet”) are being provided on a confidential basis as part of a comprehensive proposal, each element of which is consideration for the other elements and an integral aspect of the proposed restructuring (the “Restructuring”) of the Fourth Amended and Restated Credit Agreement, entered into as of June 10, 2015 (the “Existing Credit Agreement”; capitalized terms used but not defined in this Term Sheet shall have the meanings ascribed to such terms in the Existing Credit Agreement), among SandRidge Energy, Inc., a Delaware corporation (the “Borrower”), each Lender from time to time party thereto and Royal Bank of Canada, as Administrative Agent, Swing Line Lender and L/C Issuer. The Restructuring shall be implemented by the Borrower and the Loan Parties commencing cases (the “Chapter 11 Cases”) under chapter 11 of title 11, United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Neither the Borrower nor any of its subsidiaries or affiliates is authorized to disclose this Term Sheet to any person other than its affiliates and their respective professional advisors, who shall agree to maintain its confidentiality. For purposes of this Term Sheet, “RSA” refers to the restructuring support agreement to which this Term Sheet is attached.

This Term Sheet is proffered in the nature of a settlement proposal in furtherance of settlement discussions, and is intended to be entitled to the protections of Federal Rule of Evidence 408 and any other applicable statutes or doctrines protecting the use or disclosure of confidential information and information exchanged in the context of settlement discussions. This Term Sheet does not contain all the terms, conditions, and other provisions of the proposed Restructuring and the other transactions contemplated by this Term Sheet are subject to conditions to be set forth in definitive documents for the Facility (the “Financing Documentation”). This Term Sheet is not meant to be, nor shall it be construed as, an attempt to describe all of, or the specific phrasing for, the provisions of the Financing Documentation, and is intended only to outline principal terms to be included in, or otherwise consistent with, the Facility. This Term Sheet is not, and shall not be deemed to be, a commitment, agreement, offer or assurance to provide or arrange any financing on these or any other terms and conditions.

Revolving Credit Facility:	After giving effect to payment of certain amounts outstanding under the Existing Credit Agreement as described herein, upon the consummation of the Restructuring, the amounts outstanding under the Existing Credit Agreement (net of any permanent paydowns on or before the consummation of the Restructuring) shall be converted into a $425,000,000 million reserve-based revolving credit facility (the “Revolving Credit Facility”), among the Borrower and the existing lenders party thereto (the “Lenders”), as described herein.

Borrower:	SandRidge Energy, Inc.

Guarantors:	The current Guarantors under the Existing Credit Agreement and certain other subsidiaries of any Borrower to be agreed (each a “Guarantor” and collectively, the “Guarantors” and, together with the Borrower, each a “Credit Party” and together the “Credit Parties”).

Administrative Agent:	Royal Bank of Canada (in such capacity, the “Administrative Agent”).

Petition Date:	The Credit Parties shall commence the Chapter 11 Cases in the Bankruptcy Court on or prior to May 31, 2016. Upon the execution of the RSA and the effectiveness of the waivers under the Existing Credit Agreement contained therein, on or prior to May 6, 2016, the Administrative Agent shall have received, for the benefit of the Lenders, a payment of $40,000,000 to permanently reduce the outstanding principal amount of the Loans (and there shall be a corresponding reduction in the Lenders’ Commitments thereunder).

Unused Line Fee:	Same as under Existing Credit Facility.

Interest Rate:	LIBOR + 475 basis points (with a LIBOR floor at 1%), at the end of the applicable interest period (but in any event, no less than every three months).

Maturity:	The earlier of (x) March 31, 2020 or (y) 40 months from the effective date of the Restructuring (such effective date, the “Restructuring Effective Date”).

Collateral:	The Revolving Credit Facility and interest rate protection, commodity trading or hedging, currency exchange or other hedging or swap arrangements permitted under the Financing Documentation and entered into with any Lender or any affiliate of a Lender, shall, in each case, be secured by valid, perfected first priority liens on the following assets of the Borrower and the other Credit Parties, including (a) a first-priority perfected pledge of all the capital stock of each Credit Party and their respective wholly-owned subsidiaries, (b) a first-priority perfected security interest in the cash, cash equivalents, deposit, securities and similar accounts of the Credit Parties, subject to customary exceptions to be mutually agreed (in each case, subject to control agreements in form and substance reasonably satisfactory to the Administrative Agent or held at accounts with the Administrative Agent), (c) a first-priority perfected security interest in substantially all other tangible (other than the Borrower’s headquarters in Oklahoma City) and intangible assets of the Credit Parties (including but not limited to as- extracted collateral, accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property and the proceeds of the foregoing) and (d) first- priority perfected real property mortgages on oil and gas reserves of the Credit Parties located in the United States (including, without limitation, the oil and gas properties of the Credit Parties located in the North Park Basin (the “North Park Basin Reserves”)) identified in the Reserve Report (as defined herein) most recently delivered (at all times) to the Administrative Agent (collectively, the “Borrowing Base Properties”), which security interest shall cover not less than 95% of the PV-9 Pricing of the proved developed producing and 95% of the PV-9 Pricing of all Proved Reserves included in the most recently delivered Reserve Report (the “Mortgaged Properties”).

Cash Collateral Account:

From and after the Restructuring Effective Date until the expiration and/or termination of the Protected Period (as defined below), $50,000,000 of cash to be held as cash collateral (the “Post-Restructuring Cash Collateral Account”) in an account maintained with (or otherwise subject to lock-box control mechanics satisfactory to) the Administrative Agent; provided, that (a)(i) $12,500,000 of the proceeds held in the Post- Restructuring Cash Collateral Account shall be released to the Borrower upon delivery by the Borrower to the Administrative Agent of a business plan that has negative cash flow no greater than the current business plan referred to as the “NorthPark Focused” case, dated March 3, 2016, or a business plan otherwise reasonably acceptable to the Administrative Agent with respect to the post-Restructuring Effective Date operations of the Borrower and (ii) an additional $12,500,000 of the proceeds held in the Post-Restructuring Cash Collateral Account shall be released to the Borrower upon the satisfaction by the Borrower of certain milestones (as mutually agreed to by the Borrower and Administrative Agent) set forth in such business plan for a consecutive two fiscal quarter period (on a cumulative basis) or (b) if the amounts referred to in clause (a)(i) and/or (a)(ii) above are not released to Borrower pursuant to the conditions set forth therein, up to $25,000,000 (less any amounts released in accordance with clauses (a)(i) and (a)(ii) above) upon the Borrower’s meeting the PDP Asset Coverage Ratio of 2.0:1.0 at any time subsequent to nine months following the Restructuring Effective Date.

Upon the expiration and/or termination of the Protected Period and if no Default or Event of Default has occurred and is then continuing, all remaining proceeds held in the Post-Restructuring Cash Collateral Account shall be released to the Borrower (subject to compliance with the Borrowing Base).

Documentation:	The Financing Documentation shall be negotiated in good faith and shall be substantially consistent with the Existing Credit Agreement, with such changes as are necessary to take into account (i) administrative changes reasonably requested by the Administrative Agent and as mutually agreed by the Borrower and the Administrative Agent, (ii) operational and strategic requirements of the Borrower and its subsidiaries as mutually agreed by the Borrower and the Administrative Agent, (iii) prevailing market terms for other reserve-based revolving credit facilities and (iv) such other changes as may be mutually agreed by the Borrower and the Administrative Agent.

Conditions Precedent to Closing Date:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, Conditions Precedent to Closing Date with respect to: (a) minimum Liquidity (which shall include cash and cash equivalents and any amounts held in the Post- Restructuring Cash Collateral Account) on the Restructuring Effective Date of no less than $300,000,000; (b) the execution of mortgages and/or mortgage amendments or supplements evidencing the granting of first-priority perfected real property mortgages on the Mortgaged Properties; (c) delivery of account control agreements in form and substance reasonably satisfactory to the Administrative Agent with respect to the deposit, securities and other accounts of the Credit Parties (subject to customary exceptions to be mutually agreed) or movement of deposit, securities and other accounts to the Administrative Agent’s institution; (d) receipt by the Administrative Agent of title and environmental information consistent with usual and customary standards for reserve-based credit facilities and the geographic regions in which the oil and gas properties of the Credit Parties are located, taking into account the size, scope and number of leases and wells of the Credit Parties, such that the Administrative Agent shall be reasonably satisfied with title with respect to at least 70% of the total PV-9 Pricing of the Proved Reserves attributable to the Mortgaged Properties, subject to customary exceptions to be agreed; (e) the receipt by the Administrative Agent of a chapter 11 plan of reorganization substantially similar in all respects to the Plan described in the RSA in form and substance reasonably satisfactory to it (the “Plan”); (f) the occurrence of the “Plan Effective Date” and the entry of a confirmation order in form and substance reasonably satisfactory to the Administrative Agent with respect to the Plan, which confirmation order shall not have been vacated, reversed, modified, amended or stayed; (g) the preparation, authorization and execution of the Financing Documentation, in each case, in form and substance reasonably satisfactory to the Borrower, the Administrative Agent and the Lenders; (h) the payment of all fees and expenses (including reasonable and documented fees and expenses of counsel) required to be paid to the Administrative Agent and the Lenders on or before the Restructuring Effective Date, to the extent invoiced at least one business day prior to the Restructuring Date; (i) receipt by the Administrative Agent of (A) satisfactory opinions of counsel to the Borrower and the Guarantors, addressing such matters as the Administrative Agent shall reasonably request, including, without limitation, due authorization, execution, delivery and enforceability of all Financing Documentation, compliance with laws and regulations and the perfection of all security interests purported to be granted and (B) customary corporate records, documents from public officials and officers’ certificates, in each case, which shall have been delivered and reviewed to the satisfaction of the Administrative Agent; (j) receipt by the Administrative Agent of evidence of insurance in accordance with the Financing Documentation; (k) the accuracy in all material respects of all representations and warranties set forth in the Financing Documentation (provided that any such representations and warranties that are qualified as to materiality, shall be true and correct in all respects; and (l) the absence of any default or event of default under the Financing Documentation.

Ongoing Conditions Precedent:	Customary conditions to borrowing consistent with the Existing Credit Agreement.

Borrowing Base:

The Borrowing Base for the Revolving Credit Facility, at any time, shall be based on the loan value of the Credit Parties’ proved oil and gas reserves expected to be produced from any Borrowing Base Properties (as defined below) included in a Reserve Report (as defined below) and located within the geographic boundaries of the United States, as approved by the Administrative Agent and the Requisite Lenders (to be defined in a customary manner to be agreed) (or, in the case of any increase in the Borrowing Base, each Lender) in good faith in accordance with their respective customary and prudent standards for oil and gas lending and credit transactions as they exist at the time of such determination (the “Borrowing Base”); provided that the determination of the Borrowing Base shall take into account the Credit Parties’ hedge and swap positions.

Beginning on the expiration and/or termination of the Protected Period, the Borrowing Base shall be redetermined semi-annually on or about May 1 and November 1 of each year based upon a reserve report prepared as of the immediately preceding December 31 and June 30, respectively, and other related information, and delivered on or before April 1 and October 1, respectively (each such report (including the Initial Reserve Report), a “Reserve Report”) and other related information, if any, reasonably requested by the Administrative Agent; provided, however, notwithstanding anything to the contrary contained herein (including, without limitation, any calculation of the Borrowing Base and any scheduled or elective redetermination), but subject to, in all cases, the immediately succeeding sentence, the Borrowing Base shall not be redetermined from the Restructuring Effective Date through the October 2018 scheduled redetermination date (such period, the “Protected Period”) unless the Borrower has otherwise elected to terminate the Protected Period (in which case the Protected Period shall terminate on such date of election). For the avoidance of doubt, the occurrence of one or more events set forth in the “Borrowing Base Adjustments” provision below shall result in an adjustment to the Borrowing Base, notwithstanding the existence of the Protected Period; provided, that, for the avoidance of doubt, these adjustments shall be limited to the effects of the transactions described in the “Borrowing Base Adjustments” provisions below and shall not include changes in the Reserve Report vis-à-vis continuing properties or changes in the Lenders’ price decks.

Following the expiration and/or termination of the Protected Period, the Borrowing Base may be increased or decreased in connection with any scheduled or elective redetermination. From the Restructuring Effective Date forward including during the Protected Period, the Reserve Reports prepared as of June 30 of each year may be prepared internally by the chief petroleum engineer of the Borrower and its subsidiaries, and the Reserve Reports prepared as of December 31 of each year shall be prepared by an independent petroleum engineering firm reasonably acceptable to the Administrative Agent.

Notwithstanding anything herein to the contrary, on the Closing Date, the Borrowing Base shall be $425,000,000.

Following the first scheduled redetermination after the expiration of the Protected Period, an unscheduled redetermination of the Borrowing Base may be made at the request of the required lenders not more than once in any fiscal year or the Borrower not more than twice in any fiscal year.

If, at any time, in connection with any redetermination of the Borrowing Base following the Protected Period, there exists a borrowing base deficiency (a “Borrowing Base Deficiency”), then such deficiency shall be addressed in a manner consistent with the Existing Credit Agreement.

Borrowing Base Adjustments:	In addition to the foregoing semi-annual and unscheduled redeterminations, after the Restructuring Effective Date, the Borrowing Base will also be subject to adjustments in such amount equal to the actual Borrowing Base value decrease resulting from the following transactions referred to below between scheduled redeterminations in connection with (i) any early monetization or early termination of any hedge or swap positions relied on by the Lenders in determining the Borrowing Base, (ii) any sale or other disposition of Borrowing Base Properties, the effect of which early monetization or early termination or sale or other disposition of Borrowing Base Properties would, when taken together with all other early monetizations or early terminations of any hedge or swap position and/or asset sales, as applicable, since the last redetermination of the Borrowing Base, be a reduction in the Borrowing Base then in effect in excess of 5% of the then-current Borrowing Base or (iii) the incurrence of “permitted additional debt” or any junior lien debt (including any springing secured convertible debt contemplated in the RSA), in which case the Borrowing Base shall be adjusted by $0.25 for every $1.00 of such indebtedness incurred (provided that no such adjustment shall be required in connection with convertible debt contemplated by the RSA to the extent such debt is not secured debt).

Voluntary Prepayments:	Consistent with the Existing Credit Agreement, voluntary prepayments of the borrowings under the Revolving Credit Facility will be permitted at any time, in minimum principal amounts and increments to be agreed, without premium or penalty, but subject to reimbursement of the Lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

Mandatory Prepayments:	Consistent with the Existing Credit Agreement, certain mandatory prepayments shall be required in connection with certain events.

Letter of Credit Capacity:	The Borrower shall be permitted to issue up to $20,000,000 of letters of credit with one or more Lenders or affiliates of Lenders that agree in their sole discretion to issue such letters of credit; provided that such letters of credit shall otherwise be on terms and conditions reasonably satisfactory to the applicable issuing bank and consistent with the Existing Credit Agreement; provided that any existing letters of credit under the Existing Credit Agreement shall be “rolled” over into the Revolving Credit Facility.

Representations and Warranties:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, representations and warranties in respect of: existence, qualification and power; authorization; no contravention; governmental authorization and other consents; binding effect; financial statements; no material adverse effect; litigation; no default or event of default; ownership of property; liens; environmental compliance; insurance; taxes; ERISA compliance; subsidiaries, equity interests and loan parties; Federal Reserve margin regulations; Investment Company Act; disclosure; compliance with laws; solvency; casualty and other similar events; labor matters; collateral documents; engineered oil and gas properties; sale of production; OFAC; anti-corruption laws; and the PATRIOT Act.

Affirmative Covenants:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, affirmative covenants with respect to: delivery of financial statements (it being understood and agreed that the Financing Documentation will specifically (i) exclude any covenant or events of default as a consequence of any “going concern” or similar qualified audit opinion from the Restructuring Effective Date through the audit for Fiscal Year

2016 following the Restructuring Effective Date and (ii) include an exception to the requirement to deliver audited financials without a “going concern” or similar qualification with respect to any such qualification relating to an impending debt maturity with respect to the Revolving Credit Facility) and audit for Fiscal Year 2016; delivery of certificates and other information; customary notice requirements; payment of obligations; preservation of existence, good standing, etc., maintenance of properties; maintenance of insurance; compliance with laws; books and records; inspection rights; use of proceeds; covenant to guarantee obligations and give security; compliance with environmental laws; further assurances; production proceeds; antic-corruption, anti-terrorism and anti-money laundering laws; and cash management procedures.

Negative Covenants:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, negative covenants with respect to: liens; investments; indebtedness (which shall, in any event, permit the incurrence of “permitted additional debt” or any junior lien debt (including any springing secured convertible debt contemplated in the RSA (provided, that it is understood and agreed that the Protected Period shall terminate upon the springing of the lien securing the convertible debt contemplated in the RSA)) so long as the Borrowing Base is adjusted by $0.25 for every $1.00 of such indebtedness incurred (provided that no such adjustment shall be required in connection with convertible debt contemplated by the RSA to the extent such debt is not secured debt); fundamental changes; dispositions; restricted payments; changes in nature of business; transactions with affiliates; burdensome agreements; use of proceeds; hedge transactions (as set forth in greater detail below); sanctions; anti-corruption laws; prepayments of, and modifications to, restricted debt.

Restrictive Payments:	Other than in connection with the Revolving Credit Agreement and the existing convertible notes, no principal or interest payments shall be made to any other indebtedness for borrowed money from the date hereof to the Petition Date.

Financial Covenants:	Commencing with the first full fiscal quarter following the Restructuring Effective Date and ceasing to be effective at the expiration and/or termination of the Protected Period, limited to a minimum PDP Asset Coverage Ratio of 1.75:1.0 (defined as the ratio of (a) the PV9 Pricing of the Credit Parties’ proved developed producing reserves calculated using prices based on the last quoted forward month price of such period, as such prices are quoted on the NYMEX (or its successor) as of the date of determination, herein the “NYMEX Strip” to (b) the aggregate principal amount of revolving loan commitments under the Revolving Credit Agreement (not to exceed $425,000,000 for purposes of this financial covenant), but excluding any amounts held in the Post-Restructuring Cash Collateral Account.

Commencing with the first full fiscal quarter following the expiration and/or termination of the Protected Period: (a) a maximum Net Total Leverage Ratio (to be defined and set in a manner to be mutually agreed, but in any event excluding the convertible debt contemplated by the RSA) of 3.5:1.0 for Fiscal Year 2017 and Fiscal Year 2018, and 3.0:1.0 thereafter, and (b) a minimum Interest Coverage Ratio (to be defined and set in a manner to be mutually agreed) of 2.0:1.0.

There shall be equity cure provisions on terms to be mutually agreed.

Capital Expenditures:	At least 80% of the capital drilling and completion budget must be spent on Authorization for Expenditures (AFEs) that are associated with projects that have a minimum internal rate of return of not less than 15% (consistent with the Company’s AFEs process), which shall be reported on a quarterly basis contemporaneously with the delivery of Reserve Reports; provided, however, that the first quarterly report shall be made at the end of the second quarter following the Restructuring Effective Date.

Minimum Liquidity:	Commencing on the Restructuring Effective Date, the Credit Parties shall maintain at all times minimum Liquidity (cash and cash equivalents plus Borrowing Base availability) of $20,000,000 (excluding any amounts held in the Post- Restructuring Cash Collateral Account).

Commodity Hedging:

The Financing Documentation will include customary maximum hedging conditions based upon production levels to be agreed and substantially consistent with the Existing Credit Agreement.

It being understood and agreed that the commodity hedges in place prior to the Restructuring Effective Date shall (a) remain in effect following the Restructuring Effective Date and shall be “rolled” into the Revolving Credit Facility and (b) not be subject to rights of set-off.

Events of Default:	Consistent with the Existing Credit Agreement and shall include, for the avoidance of doubt, Events of Default with respect to: nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties; cross-default and cross-acceleration to material indebtedness in excess of an amount to be agreed; bankruptcy of the Borrower or any of its subsidiaries; material monetary judgments; ERISA events; actual or asserted invalidity of material guarantees or security documents; and a “change of control”.

Default Rate:	2.00% per annum and consistent with the Existing Credit Agreement.

Voting:	Consistent with the Existing Credit Agreement.

Amendments:	Consistent with the Existing Credit Agreement.

Assignments and Participations:	Consistent with the Existing Credit Agreement.

Yield Protection; Increased Costs:	Consistent with the Existing Credit Agreement with modifications to reflect provisions with respect to increased costs imposed as a result of rules enacted or promulgated under the Dodd-Frank Act or the Basel Committee on Banking Regulations and Supervisory Practices (or any successor or similar authority).

Expenses; Indemnification:	Consistent with the Existing Credit Agreement.

Governing Law:	New York.

Advisors to Administrative Agent:	FTI Consulting, Inc., Paul Hastings LLP, local bankruptcy counsel and other advisors as may be agreed by the Borrower and the Administrative Agent.

EXHIBIT D

CASH COLLATERAL TERM SHEET

Term of Cash Collateral Use	Through the effective date of a plan of reorganization, except as otherwise terminated

Adequate Protection

•    Payment of interest to the First Lien Credit Agreement Lenders at the non-default contract rate and accrual of interest to the First Lien Credit Agreement Lenders at the default contract rate (in each case, from the date of filing through the confirmation date)

• Accrual of interest to holders of the Second Lien Notes at the non-default contract rate

•    Payment of reasonable fees and expenses for each of the (i) First Lien Credit Agreement Agent and First Lien Credit Agreement Lenders, (ii) ad hoc group of Holders of Second Lien Notes, and (iii) ad hoc group of Holders of Unsecured Senior Notes, in each case including fees and expenses of counsel, financial and other reasonably necessary advisors

•    Liens on unencumbered assets, replacement liens on all other assets and superpriority claims as provided for in section 507(b) of the Bankruptcy Code for any diminution in the value of the interest in collateral of the Holders of First Lien Credit Agreement Claims and the Second Lien Notes Claims. All liens perfected via cash collateral order.

• No senior or pari passu claims (other than those secured by valid and perfected senior pre-petition liens)

• Modification of automatic stay

Budget/Reporting

•    Reasonable budget covenant, including disbursements as set forth in a 13 week cash disbursements and receipts budget, subject in each case to any permitted non-conforming use, positive variance carry forward and permitted variance from receipts and disbursements.

• Reporting and periodic delivery of 13-week cash flows related to the budget

• Reporting consistent with the terms of the First Lien Credit Agreement

• Budget updated monthly

Covenants	• Existing hedge agreements are not terminated and payments thereunder continue

• No other financial covenants

• Use of cash collateral for general corporate purposes in accordance with budget

• Delivery of updated third party engineering report as of December 31, 2016

Releases/Waivers	• Customary stipulations regarding validity, perfection and priority of liens securing the First Lien Credit Agreement Claims and Second Lien Note Claims, subject to customary challenge period

• Customary stipulations regarding validity, priority and absence of defenses or counterclaims to First Lien Credit Agreement Claims and Second Lien Note Claims, subject to customary challenge period

• 506(c) waiver and waiver of “equities of the case” exception under 552(b)

Carve Out	Customary professional fee carve out

Termination Events and Reservation of Rights	• Customary termination events to be agreed among the Debtors and the Required Consenting Creditors

•    If the Restructuring Support Agreement is terminated by the Consenting First Lien Creditors or the Consenting Second Lien Creditors pursuant to section 11.01(b), (c), (d), (e), (g), (j), (l), (m), (n), (p), (q), (s) or (t) based on an act caused by the Debtors, the Required First Lien Creditors and/or the Required Second Lien Creditors, as applicable, may declare a termination of the ability of the Debtors to use their cash collateral on a consensual basis under the Cash Collateral Order, except as otherwise expressly provided herein (any such declaration, a “Termination Declaration” and the date of such Termination Declaration, the “Termination Declaration Date”); provided, however, such terminating party may not issue a Termination Declaration on account of section 11.01(d) of the Restructuring Support Agreement until 45 days following the termination of the Restructuring Support Agreement

•    The Debtors or such terminating Consenting Creditors shall be entitled to seek a hearing (the “Non-Consensual Cash Collateral Hearing”) with the Bankruptcy Court including on an expedited basis, seeking appropriate relief related to continued use of cash collateral on a non-consensual basis (the period between the Termination Declaration Date and five (5) business days after the Non-Consensual Cash Collateral Hearing, the “Bridge Period”)

• The Debtors may continue to use cash collateral during the Bridge Period

• The parties hereto reserve all rights and arguments that could be asserted at the Non-Consensual Cash Collateral Hearing

Enforcement of RSA	The interim and final Cash Collateral Orders shall provide that (a) the Required Consenting Creditors are authorized to take any steps necessary to effectuate the termination of the Restructuring Support Agreement, as applicable, including the sending of any applicable notices to the Debtors, notwithstanding section 362 of the Bankruptcy Code or any other applicable law, (b) the Debtors waive the applicability of the automatic stay to the giving of such notice, and (iii) no cure period contained in the Restructuring Support Agreement shall be extended pursuant to sections 108 or 365 of the Bankruptcy Code or any other applicable law without the prior written consent of the Required Consenting Creditors

EXHIBIT E

NEW CONVERTIBLE DEBT TERM SHEET

Indenture	Indenture among Reorganized SandRidge, as the issuer, TBD, as the indenture trustee, and the lenders and other trustee party thereto

Indenture Trustee	TBD

Principal Amount	$300 million

Maturity	Four years after the Effective Date

Interest Rate	15% per annum, payable in-kind semi-annually

Fees	None

Conversion Ratio

The New Convertible Debt will convert to the Conversion Equity, which shall equal 26.1% of the New Common Stock on the Effective Date and thereafter shall compound semi-annually at a rate of 15.0% per annum

Conversion Feature

The New Convertible Debt will convert to the Conversion Equity in accordance with the Conversion Ratio (plus the New Convertible Debt

Make-Whole Amount) upon the earliest to occur of the following (the date of such conversion, the “Conversion Date”):

•     any bona fide arm’s length issuance by Reorganized SandRidge of the New Common Stock to third parties that are not shareholders of Reorganized SandRidge (or affiliates of shareholders of Reorganized SandRidge) for cash at a conversion ratio per share at least equal to the conversion ratio for the New Convertible Debt based on the value of the New Common Stock under the Plan before underwriting commissions, placement fees or similar expenses;

• 30 days’ written notice to Reorganized SandRidge from a majority of the holders of the New Convertible Debt;

• the first date on which the trailing 30-day average market value of the New Common Stock is 50% greater than the value of the New Common Stock under the Plan;

• the election of Reorganized SandRidge to prepay the New Convertible Debt;

• consummation of any permitted refinancing of the New First Lien Exit Facility;

•     consummation of any sale, merger, amalgamation, arrangement, restructuring, transfer, conversion, disposition, liquidation, dissolution, or other corporate transactions with respect to substantially all assets of Reorganized SandRidge; or

• the maturity date.

Guarantors	Same as under the Second Lien Notes Indenture

Collateral	• Springing liens upon delivery of a written notice by holders of 66 2/3% in principal amount of New Convertible Debt following the occurrence of a Springing Event; provided, that if the holders of New Convertible Debt collectively hold the greater of (i) at least 66 2/3% of the aggregate amount of New Common Stock that was distributed to the Holders of Second Lien Note Claims on the Effective Date or (ii) at least 50.1% of the New Common Stock outstanding as of such date, at the time of delivery, the springing lien shall secure the full amount of the New Convertible Debt; otherwise, the springing lien shall secure $100 million of the New Convertible Debt

•    Springing liens to be second priority on the same collateral as the New First Lien Exit Facility, subject to an intercreditor agreement which provides for liens (if any) and claims in respect New Convertible Debt to be subordinated to the New First Lien Exit Facility to the greatest reasonable extent, on terms and conditions satisfactory to the First Lien Credit Agreement Agent and the holders of the New Convertible Debt

•    A “Springing Event” means, in a class action lawsuit against Reorganized SandRidge that is not initiated by any Holders (or such Holders’ affiliates) of New Convertible Debt and that is reasonably expected to result in a material adverse effect on the business of Reorganized SandRidge, either (i) the entry of an order by a court of competent jurisdiction denying summary judgment to Reorganized SandRidge (and/or its reorganized Debtor affiliates) or (ii) the expiration of the time period in which Reorganized SandRidge (and/or its reorganized Debtor affiliates) may move for summary judgment

Covenants	None

EXHIBIT F

RIGHTS OFFERING TERM SHEET

Issuer	Reorganized SandRidge

New Equity Parties

Until the earlier of (x) 30 days following the entry of the Disclosure Statement Order, (y) 15 days before the date of the confirmation hearing set forth in the Disclosure Statement Order, or (z) 90 days after the Petition Date, Consenting Creditors shall have the exclusive right to participate as the New Equity Parties

Thereafter, the Debtors shall have the right to sell or offer to other parties any Rights Offering Equity that is not already allocated; provided that such New Equity Parties are subject to the consent of the Required Consenting Creditors, such consent not to be unreasonably withheld

Amount	The sale or rights offering for up to $150 million in New Common Stock at a valuation of the lesser of (a) $1.215 billion or (b) 90% of the equity value under the Plan as set forth in the Disclosure Statement by no later than 30 days after the Petition Date, plus the amount of the rights offering subscriptions, that the Debtors may implement in their discretion, subject to dilution by the Employee Incentive Plan and protected from dilution by the Conversion Equity and the Warrants (the “Rights Offering Equity”)

Backstop Commitment	The New Equity Parties, if any, may either directly purchase or backstop an offering for up to $150 million in Rights Offering Equity

Offering

Except as otherwise agreed by the Debtors and the New Equity Parties, if any, each Holder of a Second Lien Note Claim or a General Unsecured Claim may receive its pro rata share (across both classes combined) of Rights under the Plan

Any Holders that elect to exercise the Rights shall also execute a joinder to the Restructuring Support Agreement

Fees and Governance	Governance terms and market backstop and other fees and terms as are standard for backstop and other participants in a rights offering shall otherwise be as agreed by the Debtors and the New Equity Parties, in form and amount consented to by the Required Consenting Creditors, such consent not to be unreasonably withheld

EXHIBIT G

NEW BUILDING NOTE TERM SHEET

[SEPARATELY ATTACHED]

EXECUTION VERSION

EXHIBIT G

NEW BUILDING NOTE TERM SHEET

Mortgage Note	Non-recourse mortgage note, recourse only to the collateral

Mortgagor	Reorganized SandRidge Realty, LLC (“SandRidge”).

Note Purchaser

An entity or entities affiliated with Fir Tree Partners or Solus Alternative Asset Management LP in accordance with Schedule B attached hereto.

For the avoidance of doubt, any portion of the Note held by a party to this Agreement shall not be subject to the Transfer provisions in Section 6 of this Agreement, and the Note will not form part of any Debtor Claims held by such party to this Agreement.

Nonrecourse Carveout	There shall be no recourse except for Note Purchaser’s actual losses directly resulting from the following carve-outs to be agreed upon by the parties including, but not limited to, environmental, intentional physical waste, willful misconduct, removal or disposal of SandRidge’s property after an event of default, fraud, misapplication or misappropriation of funds (including any casualty/condemnation proceeds), intentional misrepresentation, failure to pay any transfer taxes in connection with the foreclosure of the Note, failure to pay any taxes when due, or obtain and maintain insurance as required at all times during the term of the Note, and impermissible debt or transfers not permitted by the Note. The Note shall be fully recourse to SandRidge in the event of a bankruptcy filing by SandRidge, or an involuntary bankruptcy filing being filed against SandRidge that a court of competent jurisdiction enters an order for relief in respect thereof.

Principal Amount of the Note	$35 million (the “Note”)

Commitment Fee	None.

Prepayment	Prepayable in whole or in part at any time at par plus accrued interest (including upon the sale of the collateral referred to below) following repayment of the New First Lien Exit Facility. SandRidge shall provide Note Purchaser with at least 10 days prior written notice of any prepayment. Any partial prepayment shall be applied first to costs and expenses of the Note Purchaser, second to current unpaid interest, third to accrued and unpaid interest and fourth to principal.

Maturity	Five years after the Effective Date.

Commitment	The commitment of the Note Purchaser to purchase the Note for $20 million, which net proceeds shall be distributed for the benefit of Class 5 (General Unsecured Claims). The commitment of the Note Purchaser shall be subject to higher or better offers received and entered into by the Debtors before the Disclosure Statement hearing in their reasonable discretion.

Amortization	None

Interest Rate

Payable semi-annually as follows:

•    6% per annum for the first year following the Effective Date

•    8% per annum for the second year following the Effective Date

•    10% per annum thereafter through the maturity

From the Effective Date through the earlier of (x) September 30, 2020, (y) 46 months from the Effective Date or (y) 90 days after the refinancing or repayment of the First Lien Credit Agreement, interest shall be payable in-kind and added to the principal amount of the Note on each payment date; thereafter, interest shall be paid in cash.

Interest will be calculated on an actual/360 basis. Accrued and unpaid interest shall be added to principal and shall bear interest at the rates set forth above.

Upon the occurrence of an event of default, and until the cure of such event of default (provided Note Purchaser elects to accept such cure beyond any notice and grace period with respect to such event of default) the Loan will accrue interest at a rate per annum equal to 4% (“Default Rate”) above the then-applicable interest rate (i.e., as of the date of any rate change as set forth above, the Default Rate shall be added to such increased interest rate).

The Note and related documents (“Note Documents”) shall contain customary provisions agreed to by Note Purchaser and SandRidge protecting the Note Purchaser against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes.

Other Fees	None

Collateral	i.	First priority perfected liens by a mortgage/deed of trust (“Mortgage”) on SandRidge Tower, Parkside Building and Broadway Kerr Parking Facility (each a “Property” and collectively, the “Properties”);

	ii.	Assignment of all revenue, rents and leases (as applicable) and assignment of contracts;

	iii.	Pledge of personal property, licenses, permits, contract rights, general intangibles and other assets of SandRidge used in connection with the operation, maintenance and management of the Properties and owned by SandRidge; provided, however, that any property owned by an affiliate of SandRidge at the Properties shall not be secured by such pledge;

	iv.	Pledge of all other fixtures, personalty, equipment (including gym equipment), located on or used at the Properties and owned by SandRidge; provided, however, that any property owned by an affiliate of SandRidge at the Properties shall not be secured by such pledge; and

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v.      Such other collateral as may be specified in the Note Documents as is agreed upon by SandRidge and Note Purchaser, solely to the extent owned by or used in connection with the business of SandRidge and not property or assets of any SandRidge affiliate.

The Mortgages shall constitute a valid first priority lien on SandRidge’s Properties. SandRidge shall have good and marketable title to the Properties, except for such liens, encumbrances or exceptions as shall be reasonably approved by Note Purchaser, including free and clear of any mechanics or materialmen’s liens or special assessments for work completed or in progress on the date of closing.

Reserves/Escrows	None.

Insurance

SandRidge shall maintain and provide evidence of liability and “all risk” property insurance coverage, including wind storm, and earthquake insurance as reasonably required by Note Purchaser with limits equal to the full replacement cost of the Properties with respect to windstorm.

The policies must be reasonably satisfactory to Note Purchaser and issued by insurers with a claims paying ability rated “A/A2” or better by Standard & Poor’s or Moody’s respectively. SandRidge will be required to maintain, if commercially available, insurance for acts of terrorism or an insurance policy without terrorism exclusion. SandRidge shall obtain and maintain such other insurance and in such other amounts as reasonably determined by Note Purchaser. Note Purchaser will be named as an additional insured on such policies as their interests may appear.

Transfer of Properties

None of the Properties may be transferred without Note Purchaser’s prior written consent, which may be withheld in its sole discretion.

Transfers of direct or indirect interests in SandRidge shall be allowed (including by merger or consolidation), provided that SandRidge is at all times controlled by SandRidge Energy, Inc.

Other Financing	None permitted.

Management

If and to the extent the Properties are managed by a third party or an affiliate of SandRidge, or to the extent SandRidge seeks to hire a replacement manager, in either case: (i) SandRidge shall notify Note

Purchaser of such decision, and Note Purchaser shall have a 10 day period to notify SandRidge as to whether it disapproves of such manager (which disapproval shall only be provided by Note Purchaser if SandRidge’s decision is commercially unreasonable, taking into account the manner in which the property operates) and (ii) Note Purchaser shall have the right to cause SandRidge to (a) terminate the management agreement and (b) appoint a replacement manager (selected by Note Purchaser in the case of clause (I) below and selected by SandRidge in

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the case of clauses (II) and (III) below but satisfactory to Note Purchaser, such consent not to be unreasonably conditioned, withheld or delayed) if (I) an event of default occurs under the Note and all notice and grace periods have expired, (II) the manager becomes insolvent or the debtor in any insolvency or bankruptcy proceeding, or (III) a default by the property manager occurs under the management agreement and is continuing beyond any applicable notice and grace periods.

Closing Deliverables	This Exhibit and the consummation of the Note transaction is subject to the satisfaction of the matters described herein, including without limitation delivery of the items described on the Schedule A attached hereto. It is agreed and acknowledged that all items set forth on Schedule A (other than items (4) and (6) thereof which shall be prepared by SandRidge) shall be ordered by and obtained by Note Purchaser; however, SandRidge shall be obligated to reimburse Note Purchaser for the costs thereof.

Borrower Reporting	SandRidge shall disclose to Note Purchaser the manner in which it maintains financial information relating to its business and assets, including the Properties, and Note Purchaser and SandRidge shall thereafter mutually agree on appropriate SandRidge reporting requirements, it being understood by the parties that SandRidge does not currently have an income stream, and that certain property-related and other SandRidge expenses may be funded by affiliates of SandRidge.

Representations and Warranties	The Note Documents will contain representations and warranties customarily found in similar financings and agreed to by SandRidge and Note Purchaser, including but not limited to customary representations and warranties regarding the delivery and accuracy of financial information in accordance with the “Borrower Reporting” section immediately above; existence; compliance with laws; power and authority; enforceability of Note Documents; no conflict with laws or contractual obligations; no material litigation; no default; ownership of Properties; no liens other than permitted encumbrances; taxes; ERISA; Investment Company Act; Patriot Act; environmental matters; solvency; labor matters; use of proceeds; Regulation H; zoning; leasing and management of the Properties; accuracy of disclosure and creation and perfection of security interests; and to the extent applicable, no tenants or other occupants at the Properties; no income or fees received from the Properties; and other representations and warranties agreed upon by SandRidge and Note Purchaser appropriate to the specific transaction.

Affirmative Covenants:	The Note Documents will contain affirmative covenants customarily found in similar financings agreed to by SandRidge and Note Purchaser, including but not limited to: delivery of financial information similar to that required in accordance with the “Borrower Reporting” section above; timely payment of Note and other obligations; continuation of existence; preservation/maintenance of material rights, privileges, licenses; compliance with laws, including environmental laws, and material contractual obligations; maintenance of property and insurance as set forth in the “Insurance” section above; maintenance of books and

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records; rights of the Note Purchaser to inspect property and books and records, if any, and cooperation therewith; delivery of notices of defaults, litigation and other material events; customary further assurances; no additional indebtedness other than mortgage indebtedness in favor of the Note Purchaser and unsecured trade payables incurred in the ordinary course of business; no additional liens other than liens securing mortgage indebtedness in connection with the Note and involuntary liens incurred in the ordinary course which are removed of record within (60) days after payment is required; no guarantee obligations; no liquidations or dissolutions of SandRidge; and no sales of assets.

The parties acknowledge that the Note is nonrecourse other than to SandRidge and that as a result, the Note Documents will contain provisions agreed to by SandRidge and Note Purchaser providing that Note Purchaser shall have the right (i) to have extensive ongoing reporting from SandRidge with respect to all Note collateral, including but not limited to any maintenance, use, expenditures, occupancy, construction, and any other operations at or about the Properties, (ii) to have extensive rights of access for purposes of inspection, (iii) to perform testing at such times as it deems reasonably necessary (provided as to (ii) and (iii) hereof, Note Purchaser uses reasonable efforts not to disturb ongoing business at the Property to the extent practicable). SandRidge shall provide to Note Purchaser any third party reports it or any affiliate obtains with respect to the Properties, and shall notify as to any notice it receives from any governmental or quasi-governmental agency or material notice received from or delivered to any third party with respect to any Note collateral, including notices of nonpayment or default.

Assignability	The Note will be freely assignable in whole or in part by the Note Purchaser.

Negative Covenants:	To the extent agreed by Note Purchaser and SandRidge, the Note Documents will contain negative covenants customary for similar financings and other negative covenants reasonably deemed by the Note Purchaser appropriate to the specific transaction.

Events of Default:	Customary defaults, including but not limited to failure to make payments when due under the Note, failure to maintain insurance as required under the Note Documents, assignment or transfer in violation of the provisions of the Note, and breaches of representations, warranties and covenants.

Servicing:	SandRidge shall pay any special servicing fees, work-out fees and attorney’s fees and disbursements, in connection with a prepayment, release of any Property, assumption or modification of the Note, special servicing or work-out of the Note or enforcement of the Note Documents.

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Reimbursement of Due Diligence Expenses	SandRidge shall pay, upon request, all reasonable out-of-pocket costs and expenses incurred by Note Purchaser in connection with the contemplated purchase of the Note. Should such reasonable out-of-pocket costs and expenses incurred by Note Purchaser exceed $100,000, SandRidge shall have reasonable consent rights to the selection of any third-party service provider or professional and the scope of their engagement, except with respect to Note Purchaser’s legal counsel. The foregoing expenses shall include but not be limited to legal fees and disbursements, recording fees, title insurance premiums, survey costs, appraisal, environmental reports, engineering reports, site inspections, and travel and all other reasonable out-of-pocket third party expenses related to the execution of the Note and related funding.

Closing Documents	As a condition to execution of the Note, legal and other documentation will be delivered in form and substance reasonably satisfactory to Note Purchaser and SandRidge, incorporating substantially the terms and conditions outlined herein and such other items and documents as are customary and usual for similar transactions, including but not limited to surveys, title insurance, certificates of occupancy, and opinions of SandRidge’s counsel.

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SCHEDULE A

1.	A title insurance policy issued by a national title company reasonably acceptable to Note Purchaser showing indefeasible fee simple title to each of the Properties vested in SandRidge insuring the first priority of the lien of the mortgage in an amount reasonably acceptable to Note Purchaser excepting from coverage thereunder only such matters as are approved by Note Purchaser (which approval shall not be unreasonably withheld) and including such title endorsements as are customarily required (including, without limitation, survey, comprehensive and separate tax map) and including such co-insurance and/or reinsurance as is reasonably required by Note Purchaser;

2.	Phase I survey and, if deemed necessary or appropriate by Note Purchaser, draft Phase II surveys of each of the Properties, from a firm reasonably approved by Note Purchaser;

3.	Seismic Study of each of the Properties from a firm reasonably acceptable to Note Purchaser;

4.	Three year historical operating statement for each of the Properties (certified by a certified public accounting firm reasonably acceptable to Note Purchaser), trailing 12 month operating statement for each of the Properties and operating and capital budget for each of the Properties for the year ending December 31, 2016;

5.	Survey of the Properties;

6.	Certificate of occupancy for each of the Properties and reasonable evidence of compliance in all material respects with all material zoning, building, and other laws applicable to each of the Properties. Zoning letters or the like from applicable governmental authorities are acceptable for the purposes hereof.

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SCHEDULE B

Note Purchaser	Pro Rata Building Note Commitment
Any entity or entities affiliated with Fir Tree Partners	84.29%
Any entity or entities affiliated with Solus Alternative Asset Management LP	15.71%

Total	100%

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EXHIBIT H

NEW WARRANTS TERM SHEET

Issuer	Reorganized SandRidge

Ownership Percentage	12.5% of the New Common Stock in Reorganized SandRidge

Exercise Period of New Warrants	Exercisable at any time, in whole or in part, prior to the sixth anniversary of the Effective Date

Exercise Price of New Warrants	$1.625 billion aggregate value of the New Common Stock at the trailing 30-day volume-weighted average price

Exercise Type	Cash-less exercise

EXHIBIT B to

the Restructuring Support and Lock-Up Agreement

Provision for Transfer Agreement

The undersigned (“Transferee”) hereby acknowledges that it has read and understands the Restructuring Support and Lock-Up Agreement, dated as of              (the “Agreement”),1 by and among SandRidge Energy, Inc. and its affiliates and subsidiaries bound thereto and the Consenting Creditors, including the transferor to the Transferee of any First Lien Credit Agreement Claims or Debtor Claims (each such transferor, a “Transferor”), and agrees to be bound by the terms and conditions thereof to the extent the Transferor was thereby bound, and shall be deemed a “Consenting Creditor,” under the terms of the Agreement.

The Transferee specifically agrees to be bound by the terms and conditions of the Agreement and makes all representations and warranties contained therein as of the date of the Transfer, including the agreement to be bound by the vote of the Transferor if such vote was cast before the effectiveness of the Transfer discussed herein.

Date Executed:

Name:
Title:

Address:

E-mail address(es):
Telephone:
Facsimile:

Aggregate Amounts Beneficially Owned or Managed on Account of:
First Lien Credit Agreement Claims (if any)	$	[	]
Second Lien Note Claims (if any)	$	[	]
Unsecured Note Claims (if any)	$	[	]

[1]	Capitalized terms not used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

Schedule 1 to

the Restructuring Support and Lock-Up Agreement

Applicable First-Day Pleadings

1.	Cash Collateral: Debtors’ Emergency Motion for Interim and Final Orders Authorizing Postpetition Use of Cash Collateral, Granting Adequate Protection to Prepetition Lenders Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, and 507, Bankruptcy Rules 2002, 4001, and 9014, and Local Bankruptcy Rule 4002-1, and Scheduling a Final Hearing Pursuant to Bankruptcy Rule 4001(b)

2.	Cash Management: Debtors’ Emergency Motion for Entry of an Order Authorizing the Debtors to (I) Continue to Operate the Cash Management System, (II) Honor Certain Prepetition Obligations Related Thereto, (III) Continue Prepetition Investment Practices, (IV) Maintain Existing Business Forms, and (V) Continue to Perform Intercompany Transactions

3.	Wages: Debtors’ Emergency Motion for Entry of an Order Authorizing the Debtors to Pay Prepetition Obligations Relating to Wages, Salaries, Other Compensation, and Reimbursable Employee Expenses and Continue Employee Benefits Programs

4.	Lienholders: Debtors’ Emergency Motion for Entry of an Order Authorizing the Payment of Working Interest Costs, Joint Interest Billings, Marketing Expenses, and 503(b)(9) Claims, and Confirming Administrative Expense Priority of Outstanding Orders

5.	Royalties and Working Interests: Debtors’ Emergency Motion for Entry of an Order Authorizing Payment of Mineral Payments and Working Interest Disbursements

6.	Utilities: Debtors’ Emergency Motion for Entry of Interim and Final Orders Approving the Debtors’ Proposed Adequate Assurance of Payment for Future Utility Services, Prohibiting Utility Companies From Altering, Refusing, or Discontinuing Services, and Approving the Debtors’ Proposed Procedures for Resolving Adequate Assurance Requests

7.	Taxes: Debtors’ Emergency Motion for Entry of an Order Authorizing the Payment of Certain Taxes and Fees

8.	Equity Trading: Debtors’ Emergency Motion for Entry of an Order Approving Notification and Hearing Procedures for Certain Transfers of Common Stock and Preferred Stock

9.	Claims Trading: Debtors’ Emergency Motion For Entry of an Order Establishing a Record Date for Notice and Sell-Down Procedures For Trading in Certain Claims Against the Debtors’ Estates

10.	Joint Administration: Debtors’ Emergency Motion for Entry of an Order Directing Joint Administration of Related Chapter 11 Cases

11.	Schedules and SOFAs Extension: Debtors’ Emergency Motion for Entry of an Order Extending Time to File Schedules of Assets and Liabilities, Schedules of Current Income and Expenditures, Schedules of Executory Contracts and Unexpired Leases, and Statements of Financial Affairs

12.	Creditor Matrix: Debtors’ Emergency Motion for Entry of an Order Authorizing the Debtors to File a Consolidated List of Creditors and a Consolidated List of the Largest 50 Unsecured Creditors, Authorizing the Debtors to Redact Certain Personal Identification Information for Individual Creditors, and Approving the Form and Manner of Notifying Creditors of the Commencement of the Chapter 11 Cases and Other Information

Exhibit C

Disclosure Statement Order

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

§
In re:	§	Chapter 11
§
SANDRIDGE ENERGY, INC., et al.,[1]	§	Case No. 16-32488 (DRJ)
§
Debtors.	§	(Jointly Administered)
§
	§	Re: Docket No. 148

ORDER (I) APPROVING THE ADEQUACY OF

THE DISCLOSURE STATEMENT, (II) APPROVING

THE SOLICITATION AND NOTICE PROCEDURES WITH

RESPECT TO CONFIRMATION OF THE DEBTORS’ PROPOSED JOINT

PLAN OF REORGANIZATION, (III) APPROVING THE FORMS OF BALLOTS

AND NOTICES IN CONNECTION THEREWITH, (IV) SCHEDULING CERTAIN

DATES WITH RESPECT THERETO, AND (V) GRANTING RELATED RELIEF

Upon the motion (the “Motion”)2 of the above-captioned debtors and debtors in possession (collectively, the “Debtors”) for entry of an (this “Order”), pursuant to sections 105, 363, 1125, 1126, and 1128 of the Bankruptcy Code, Bankruptcy Rules 2002, 3016, 3017, 3018, 3020 and Bankruptcy Local Rules 2002-1 and 3016-1, approving, (a) the adequacy of the Disclosure Statement for the Joint Chapter 11 Plan of SandRidge Energy, Inc. and its Debtor Affiliates (the “Disclosure Statement”), (b) the Solicitation and Voting Procedures, (c) the Voting

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, include: SandRidge Energy, Inc. (4793); 4th Street Properties, LLC (N/A); Black Bayou Exploration, L.L.C. (0561); Braniff Restaurant Holdings, LLC (2453); CEBA Gathering, LLC (6478); CEBA Midstream GP, LLC (0511); CEBA Midstream, LP (7252); Cholla Pipeline, L.P. (5092); Cornhusker Energy, L.L.C. (4609); FAE Holdings 389322R, LLC (N/A); Integra Energy, L.L.C. (7527); Lariat Services, Inc. (0702); MidContinent Resources, LLC (6928); Mistmada Oil Company, Inc. (3032); Piñon Gathering Company, LLC (5943); Sabino Exploration, LLC (1929); Sagebrush Pipeline, LLC (0515); SandRidge CO2, LLC (7903); SandRidge Exploration and Production, LLC (6535); SandRidge Holdings, Inc. (8401); SandRidge Midstream, Inc. (1148); SandRidge Operating Company (1245); SandRidge Realty, LLC (6079); Sierra Madera CO2 Pipeline, LLC (1558); and WTO Gas Gathering Company, LLC (N/A). The location of the Debtors’ service address is: 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.
[2]	Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Motion.

Record Date, (d) the manner and form of the Solicitation Packages and the materials contained therein, (e) the Plan Supplement Notice, (f) the Non-Voting Status Notices, (g) the form of notices to counterparties to Executory Contracts and Unexpired Leases that will be assumed or rejected pursuant to the Plan, (h) the Voting and Tabulation Procedures, (i) Confirmation Hearing Notice, and (j) certain dates and deadlines related thereto, all as more fully set forth in the Motion; and upon the First Day Declaration; and this Court having jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334; and this Court having found that this is a core proceeding pursuant to 28 U.S.C. § 157(b)(2); and that this Court may enter a final order consistent with Article III of the United States Constitution; and this Court having found that venue of this proceeding and the Motion in this district is proper pursuant to 28 U.S.C. §§ 1408 and 1409; and this Court having found that the relief requested in the Motion is in the best interests of the Debtors’ estates, their creditors, and other parties in interest; and this Court having found that the Debtors’ notice of the Motion and opportunity for a hearing on the Motion were appropriate under the circumstances and no other notice need be provided; and this Court having reviewed the Motion and having heard the statements in support of the relief requested therein at a hearing before this Court (the “Hearing”); and this Court having determined that the legal and factual bases set forth in the Motion and at the Hearing establish just cause for the relief granted herein; and upon all of the proceedings had before this Court; and after due deliberation and sufficient cause appearing therefor, it is HEREBY ORDERED THAT:

1. The Motion is granted as provided herein.

I.	Approval of the Disclosure Statement.

2. The Disclosure Statement, attached hereto as Schedule 1, is hereby approved as providing Holders of Claims entitled to vote on the Plan with adequate information to make an informed decision as to whether to vote to accept or reject the Plan in accordance with section 1125(a)(1) of the Bankruptcy Code.

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3. The Disclosure Statement (including all applicable exhibits thereto) provides Holders of Claims, Holders of Interests, and other parties in interest with sufficient notice of the injunction, exculpation, and release provisions contained in Article VIII of the Plan, in satisfaction of the requirements of Bankruptcy Rule 3016(c).

II.	Approval of the Solicitation and Voting Procedures.

4. The Debtors are authorized to solicit, receive, and tabulate votes to accept the Plan in accordance with the Solicitation and Voting Procedures attached hereto as Schedule 2, which are hereby approved in their entirety.

III.	Approval of the Materials and Timeline for Soliciting Votes and the Procedures for Confirming the Plan.

A.	Approval of Certain Dates and Deadlines with Respect to the Plan and Disclosure Statement.

5. The following dates, including the shortened notice related thereto, are hereby established (subject to modification as necessary, which modifications shall not require a hearing, but the Debtors shall file a notice of such modification on all affected parties or announce such modification in a hearing before the Court) with respect to the solicitation of votes to accept, and voting on, the Plan and confirming the Plan (all times prevailing Central Time):

Event	Date
Voting Record Date	July 15, 2016
Solicitation Deadline	July 18, 2016
Publication Deadline	July 21, 2016
Voting Deadline	August 4, 2016, at 4:00 p.m.
Plan Objection Deadline	August 4, 2016, at 4:00 p.m.
Deadline to File Confirmation Brief	August 8, 2016 at 3:00 p.m.
Deadline to File Voting Report	August 8, 2016 at 3:00 p.m.

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6. Given the expedited nature of these chapter 11 cases, such notice is adequate and sufficient under the facts and circumstances of these chapter 11 cases pursuant to the Bankruptcy Code, Bankruptcy Rule 2002 and other applicable law and rules, and no other or further notice is or shall be required.

B.	Approval of the Form of, and Distribution of, Solicitation Packages to Parties Entitled to Vote on the Plan.

7. In addition to the Disclosure Statement and exhibits thereto, including the Plan and this Order (without exhibits, except the Solicitation Procedures), the Solicitation Packages to be transmitted on or before the Solicitation Deadline to those Holders of Claims in the Voting Classes entitled to vote on the Plan as of the Voting Record Date, shall include the following, the form of each of which is hereby approved:

a.	an appropriate form of Ballot attached hereto as Schedules 3A, 3B, 3C, 3D, 3E, and 3F respectively;[3]

b.	the Cover Letter attached hereto as Schedule 7;

c.	the Confirmation Hearing Notice attached hereto as Schedule 8; and

d.	the letter from the Committee attached hereto as Schedule 12.

8. The Solicitation Packages provide the Holders of Claims entitled to vote on the Plan with adequate information to make informed decisions with respect to voting on the Plan in accordance with Bankruptcy Rules 2002(b) and 3017(d), the Bankruptcy Code, and the Bankruptcy Local Rules.

[3]	The Debtors will make every reasonable effort to ensure that any holder of a Claim who has filed duplicate Claims against the Debtors (whether against the same or multiple Debtors) that are classified under the Plan in the same Voting Class, receives no more than one Solicitation Package (and, therefore, one Ballot) on account of such Claim and with respect to that Class.

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9. The Debtors shall distribute Solicitation Packages to all Holders of Claims entitled to vote on the Plan on or before the Solicitation Deadline. Transmission and service of the Solicitation Packages and the Confirmation Hearing Notice pursuant to the terms of this Order shall be timely, adequate, and sufficient under the facts and circumstances of these chapter 11 cases. No further notice shall be required.

10. The Debtors are authorized, but not directed or required, to distribute the Plan, the Disclosure Statement, and this Order to Holders of Claims entitled to vote on the Plan in electronic format (i.e., on a CD-ROM or flash drive). The Ballots as well as the Cover Letter, the Committee letter, and the Confirmation Hearing Notice will only be provided in paper form. On or before the Solicitation Deadline, the Debtors shall provide (a) complete Solicitation Packages to the U.S. Trustee and (b) the Order (in electronic format) and the Confirmation Hearing Notice to all parties on the 2002 List as of the Voting Record Date.

11. Any party that receives materials in electronic format, but would prefer to receive materials in paper format, may contact the Notice and Claims Agent and request paper copies of the corresponding materials previously received in electronic format (to be provided at the Debtors’ expense).

12. The Notice and Claims Agent is authorized to assist the Debtors in (a) distributing the Solicitation Package, (b) receiving, tabulating, and reporting on Ballots cast to accept or reject the Plan by Holders of Claims against the Debtors, (c) responding to inquiries from Holders of Claims and Interests and other parties in interest relating to the Disclosure Statement, the Plan, the Ballots, the Solicitation Packages, and all other related documents and matters

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related thereto, including the procedures and requirements for voting to accept or reject the Plan and for objecting to the Plan, (d) soliciting votes on the Plan, and (e) if necessary, contacting creditors regarding the Plan.

13. The Notice and Claims Agent is also authorized to accept Ballots via electronic online transmission solely through a customized online balloting portal on the Debtors’ case website. The encrypted ballot data and audit trail created by such electronic submission shall become part of the record of any Ballot submitted in this manner and the creditor’s electronic signature will be deemed to be immediately legally valid and effective.

C.	Approval of the Confirmation Hearing Notice.

14. The Confirmation Hearing Notice, in the form attached hereto as Schedule 8 filed by the Debtors and served upon parties in interest in the Chapter 11 Cases on or before July 18, 2016, constitutes adequate and sufficient notice of the hearings to consider approval of the Plan, the manner in which a copy of the Plan could be obtained, and the time fixed for filing objections thereto, in satisfaction of the requirements of the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Local Rules. The Debtors shall publish the Confirmation Hearing Notice (in a format modified for publication) one time within three (3) business days following the Solicitation Deadline, and in no event later than July 21, 2016, in USA Today (national edition), the Oklahoman, and the Platts Gas Daily.

D.	Approval of Notice of Filing of the Plan Supplement.

15. The Debtors are authorized to send notice of the filing of the Plan Supplement, which will be filed and served no later than eight (8) days prior to the Voting Deadline, substantially in the form attached hereto as Schedule 9, on the date the Plan Supplement is filed pursuant to the terms of the Plan.

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E.	Approval of the Form of Notices to Non-Voting Classes.

16. Except to the extent the Debtors determine otherwise, the Debtors are not required to provide Solicitation Packages to Holders of Claims or Interests in Non-Voting Classes, as such Holders are not entitled to vote on the Plan. Instead, on or before the Solicitation Deadline, the Notice and Claims Agent shall mail (first-class postage prepaid) a Non-Voting Status Notice in lieu of Solicitation Packages, the form of each of which is hereby approved, to those parties, outlined below, who are not entitled to vote on the Plan:

Class(es)	Status	Treatment
1, 2	Unimpaired—Conclusively Presumed to Accept	Will receive a notice, substantially in the form attached to the Order as Schedule 4, in lieu of a Solicitation Package.

7, 9	Impaired—Deemed to Reject	Will receive a notice, substantially in the form attached to the Order as Schedule 5, in lieu of a Solicitation Package.

N/A	Disputed Claims	Holders of Claims that are subject to a pending objection by the Debtors are not entitled to vote the disputed portion of their claim. As such, Holders of such Claims will receive a notice, substantially in the form attached to the Order as Schedule 6 (which notice shall be served together with such objection).

17. The Debtors will not provide the Holders of Class 6 Intercompany Claims or Class 8 Intercompany Interests with a Solicitation Package or any other type of notice in connection with solicitation.

18. The Debtors are not required to mail Solicitation Packages or other solicitation materials to: (a) Holders of Claims that have already been paid in full during the Chapter 11 Cases or that are authorized to be paid in full in the ordinary course of business pursuant to an order previously entered by this Court; or (b) any party to whom the Disclosure Statement Hearing Notice was sent but was subsequently returned as undeliverable.

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F.	Approval of Notices to Contract and Lease Counterparties.

19. The Debtors are authorized to mail a notice of assumption or rejection of any Executory Contracts or Unexpired Leases (and any corresponding Cure Claims), in the forms attached hereto as Schedule 10 and Schedule 11 to the applicable counterparties to Executory Contracts and Unexpired Leases that will be assumed or rejected pursuant to the Plan (as the case may be), within the time periods specified in the Plan.

G.	Approval of the Procedures for Filing Objections to the Plan.

20. All objections to confirmation of the Plan or requests for modifications to the Plan, if any, must: (a) be in writing; (b) conform to the Bankruptcy Rules and the Bankruptcy Local Rules; (c) state, with particularity, the legal and factual basis for the objection and, if practicable, a proposed modification to the Plan (or related materials) that would resolve such objection; and (d) be timely filed with the Court (contemporaneously with a proof of service and certificate of conference) and served upon the notice parties identified in the Confirmation Hearing Notice.

IV.	Miscellaneous.

21. The Debtors reserve the right to modify the Plan without further order of the Court in accordance with Article X of the Plan, including the right to withdraw the Plan as to an individual Debtor at any time before the Confirmation Date; provided, however, that the Debtors shall notify the Committee at least two (2) days in advance, or as soon as reasonably practicable thereafter, of their intent to withdraw the Plan as to any Debtor.

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22. Nothing in this Order shall be construed as a waiver of the right of the Debtors or any other party in interest, as applicable, to object to a proof of claim after the Voting Record Date.

23. All time periods set forth in this Order shall be calculated in accordance with Bankruptcy Rule 9006(a).

24. The contents of the Motion satisfy the requirements of Bankruptcy Rule 6003(b).

25. Notice of the Motion as provided therein shall be deemed good and sufficient notice of such Motion and the requirements of Bankruptcy Rule 6004(a) and the Bankruptcy Local Rules are satisfied by such notice.

26. Notwithstanding Bankruptcy Rule 6004(h), the terms and conditions of this Order are immediately effective and enforceable upon its entry.

27. The Debtors are authorized to take all actions necessary to effectuate the relief granted in this Order in accordance with the Motion.

28. This Court retains exclusive jurisdiction with respect to all matters arising from or related to the implementation, interpretation, and enforcement of this Order.

Dated: , 2016
Houston, Texas	THE HONORABLE DAVID R. JONES UNITED STATES BANKRUPTCY JUDGE

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Exhibit D

Financial Projections

Exhibit D

Financial Projections

The Debtors believe that the Plan1 meets the feasibility requirement set forth in section 1129(a)(11) of the Bankruptcy Code, as confirmation is not likely to be followed by liquidation or the need for further financial reorganization of the Debtors or any successor under the Plan. In connection with the planning and development of a plan of reorganization and for the purposes of determining whether such plan would satisfy this feasibility standard, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources.

In connection with the Disclosure Statement, the Debtors’ management team (“Management”) prepared financial projections (the “Projections”) for the years 2016 through 2020 (the “Projection Period”). The Projections were prepared by Management and are based on a number of assumptions made by Management with respect to the future performance of the Reorganized Debtors’ operations. The Debtors’ board of directors was not asked to, and thus did not, approve the Projections or evaluate or endorse the Projections or the assumptions underlying the Projections.

THESE FINANCIAL PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH PUBLISHED GUIDELINES OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS FOR PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION. THE PROJECTED BALANCE SHEETS DO NOT REFLECT THE IMPACT OF FRESH START ACCOUNTING, WHICH COULD RESULT IN A MATERIAL CHANGE TO ANY OF THE PROJECTED VALUES.

ALTHOUGH MANAGEMENT HAS PREPARED THE PROJECTIONS IN GOOD FAITH AND BELIEVES THE ASSUMPTIONS TO BE REASONABLE, IT IS IMPORTANT TO NOTE THAT THE DEBTORS OR THE REORGANIZED DEBTORS CAN PROVIDE NO ASSURANCE THAT SUCH ASSUMPTIONS WILL BE REALIZED. AS DESCRIBED IN DETAIL IN THE DISCLOSURE STATEMENT, A VARIETY OF RISK FACTORS COULD AFFECT THE REORGANIZED DEBTORS’ FINANCIAL RESULTS AND MUST BE CONSIDERED. ACCORDINGLY, THE PROJECTIONS SHOULD BE REVIEWED IN CONJUNCTION WITH A REVIEW OF THE RISK FACTORS SET FORTH IN THE DISCLOSURE STATEMENT AND THE ASSUMPTIONS DESCRIBED HEREIN, INCLUDING ALL RELEVANT QUALIFICATIONS AND FOOTNOTES.

[1]	All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc. and Its Debtor Affiliates, to which this exhibit is attached as Exhibit D.

1)	General Assumptions

a.	Overview

SandRidge Energy, Inc., along with its Debtor affiliates, is an oil and gas exploration and production company with a principal focus on exploration and production activities in the Mid-Continent and Rockies regions of the United States. In total, the Debtors operate over 4,300 wells and maintain a drilling program in both of its principal basins. In conjunction with operations the Debtors operate water gathering and disposal systems and electrical infrastructure.

b.	Presentation

The Projections are presented on a consolidated basis, including estimates of operating results for Debtor and non-Debtor entities, combined. The Royalty Trusts have been presented on a proportionately consolidated basis, consistent with the Debtors’ form 10-Q for the period ended March 31, 2016.

c.	Accounting Policies

The Projections have been prepared using accounting policies that are materially consistent with those applied in the Debtors’ historical financial statements and projections. The Projections may not reflect all of the adjustments necessary to implement fresh-start accounting pursuant to ASC 852-10, as issued by the American Institute of Public Accountants.

d.	Methodology

Management developed a 5-year business plan for the Projection Period based on forecasted production estimates of the Debtors’ oil and gas reserves, estimated commodity pricing, and estimated future incurred operating, capital expenditures and overhead costs.

e.	Plan Consummation

The operating assumptions assume that the proposed Plan will be confirmed and consummated by August 31, 2016, and reflects the estimated cash impact of treatment of claims pursuant to the proposed Plan.

2)	Assumptions With Respect to the Projections

a.	Operations

These Projections incorporate the Debtors’ production estimates and planned revenue reflected in their forecasted capital plan for the Projection Period. The production estimates are based on Management’s best efforts to forecast the decline curves for their existing proved developed producing wells, as well as new wells brought online during the Projection Period. The actual production from new and existing wells could vary considerably from the assumptions used to prepare the production forecast contained herein. Material changes in the Debtors’ actual production results would have a material impact on the Projections.

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b.	Production

Oil and gas production volumes estimates are based on estimated decline curves by area for existing producing wells and wells anticipated to be drilled and completed during the Projection Period. Material changes in the Debtors’ drilling capital expenditures during the Projection Period would have a material impact on the number of wells drilled and estimated production attributable to such wells.

	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020
	Sep - Dec
Mid-Continent

Total Oil Production (MMbbls)	1.4	3.8	3.5	3.3	3.2
Total NGL Production (MMbbls)	1.1	3.1	2.9	2.7	2.6
Total Gas Production (Bcf)	16.5	46.9	43.4	41.4	40.2

Total Production (MMboe)	5.2	14.8	13.6	12.9	12.5

Rockies

Total Oil Production (MMbbls)	0.4	1.8	5.0	9.5	13.5
Total NGL Production (MMbbls)	—	0.1	0.6	1.1	1.6
Total Gas Production (Bcf)	—	0.6	3.8	7.1	10.1

Total Production (MMboe)	0.4	2.0	6.2	11.8	16.8

c.	Commodity Pricing

Based on May 26, 2016 New York Mercantile Exchange (“NYMEX”) strip pricing for crude oil and natural gas, which has not varied materially as of the date of this disclosure statement. Assumptions regarding realized pricing (i.e., “differentials”) from NYMEX, are based on input from Management.

d.	Hedging

Approximately 49% of the Debtors’ average projected liquids production and 57% of the Debtor’s average projected gas production is currently hedged through December 2016 at average oil and gas prices of $61.41 and $2.87, respectively. A significant portion of these hedges were recently entered into and are not reflected in the financial projections. The Debtors intend to hedge a target of approximately 81% of average projected liquid production volume and 85% of average projected gas production volume through December 2016, although the Debtors will periodically adjust this target and determine the appropriate hedging levels based on prevailing market conditions at the time. The Debtors do not currently maintain hedges beyond 2016. Historically, it was the Debtors’ practice to hedge an average of 80% of forecasted liquids and gas production volume over a one-year horizon.

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e.	Average Realized Pricing

Management estimates realized pricing based on forecasted oil and gas differentials on a field basis.

	FY 2016		FY 2017	FY 2018	FY 2019	FY 2020
	Q3	Q4
Mid-Continent
Oil Price ($/Bbl)	$46.26	$47.24	$47.90	$48.71	$49.98	$51.27
NGL Price ($/Bbl)	13.94	14.22	14.43	14.65	15.00	15.36
Gas Price ($/Mcf)	1.81	2.24	2.47	2.51	2.55	2.63

Rockies
Oil Price ($/Bbl)	$46.75	$47.70	$47.60	$45.73	$46.33	$48.62
NGL Price ($/Bbl)			4.40	4.46	4.57	4.67
Gas Price ($/Mcf)			1.04	1.02	1.03	1.06

Note:	Excludes impact of hedge adjustments.

f.	Other Revenues

Other revenues primarily relate to the Debtors’ electrical infrastructure and are based on estimated future electrical needs in the Mid-Continent area, which are dependent on the Debtors’ forecasted production over the Projection Period.

g.	Operating Expenses

2016 LOE assumptions are based on bottoms up forecasts of cost items primarily related to utilities, transportation fees, water handling, chemicals, payroll, workovers, and other lifting costs. 2017-2020 assumptions are based on historical averages and trends by specific area and activity level. LOE per BOE is projected to decrease over the forecast period due to increasing production contributions from the Rockies region.

h.	Production Taxes

Production, or severance, taxes are based on production volumes and Management estimates of future tax obligations.

i.	General and Administrative

General and Administrative costs (“G&A”) are primarily comprised of labor costs and other expenses associated with the Debtors’ corporate overhead including compliance with public company reporting and other regulatory requirements. The 2016 G&A assumption is based on a bottoms up budget by department and cost center. 2017-2020 assumes $25mm lower costs related to elimination of certain non-recurring restructuring related expenses and additional cost savings associated with operational realignments.

j.	Other Expenses

Other Expenses include operating costs related to the midstream services segment electrical transmission system that coordinates the delivery of electricity to the exploration and production operations in the Mid-Continent area. Consolidated expenses relate to electricity provided to third-party working interest owners. Projected figures are based on historical amounts and Management estimates.

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Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA is anticipated to improve over the forecast period due to the following factors:

•	increasing future production;

•	projected improvements in oil and gas prices based on oil and gas futures;

•	lower future operating costs per barrel from the Rockies regions;

•	reduced run rate G&A costs.

k.	Income Taxes

SandRidge Energy, Inc., along with its Debtor affiliates, is not projected to be a taxpayer during the 5-year Projection Period.

l.	Capital Expenditures

The Debtors dedicate and expect to continue to dedicate a substantial portion of their capital expenditure program toward the exploration for and production of oil and natural gas. These capital expenditures are necessary to offset inherent declines in production and proven reserves, which is typical in the capital-intensive oil and natural gas industry. Projections for capital expenditures were prepared with consideration of the Debtors’ current drilling program and future estimates. The 2016 capital budget is approximately $263 million, accounting for an anticipated decline of field capital costs from prior-year levels. Average annual capital expenditures for the 2017 through 2020 time period are assumed to be approximately $530 million.

	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020
	Sep - Dec
Mid-Continent Drilling & Completion	$17.0	$56.7	$74.9	$73.2	$71.1
Rockies Drilling & Completion	19.2	140.2	309.7	489.7	537.5
Non-Drilling & Completion	54.5	107.9	95.0	106.9	100.1

Total Capital Expenditures	$90.7	$304.8	$479.6	$669.8	$708.7

The Debtors are currently operating one rig in their Mid-Continent region and one rig in their Rockies region. The financial projections incorporate:

•	An increase to two rigs in the Mid-Continent region by mid-2017 (held constant at two rigs for the remainder of the projection period); and

•	An increase to six rigs in the Rockies region by mid-2019 (held constant at six rigs for the remainder of the projection period).

m.	Changes in Operating Assets and Liabilities

Working capital amounts are dependent on the timing of various factors such as production, commodity prices, capex spend, and joint interest billing receipts from period to period. The net cash effects of changes in working capital are expected to be immaterial over the 5-year Projection Period.

n.	Plugging and Abandonment (“P&A”) Costs

Cash P&A costs are dependent on a number of factors that are variable in nature, including commodity prices, state regulations, well life and performance, therefore the Debtors have relied on historical amounts in order to project an average total cost of approximately $10 million per year over the Projection Period.

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o.	Capital Structure

All pre-petition obligations under the Second Lien Notes and Unsecured Notes, which approximate $1.328 billion and $2.349 billion, respectively, in the aggregate, will be cancelled in exchange for shares of New Common Stock, $300 million in New Convertible Debt which can be converted into Conversion Equity, and a $35 million New Building Note secured by the Debtors’ headquarters in Oklahoma City, Oklahoma, as applicable and as set forth in the Plan. Interest on both the New Convertible Debt and the New Building Note will be payment-in-kind. The Projections assume that the total balance of New Convertible Debt and accrued PIK interest are converted to equity at maturity. The pre-petition obligations under the First Lien Credit Agreement will be repaid in full. The Debtors have arranged for exit financing in the amount of $425 million (the “Exit Facility”) with a LIBOR margin of 4.75%. The Debtors expect the Exit Facility to be fully utilized at emergence, including $10 million of availability restricted as collateral for outstanding letters of credit. Management expects to have approximately $469 million of cash available for general corporate purposes at the time of emergence from chapter 11.

p.	Additional Debt

After taking into account projected total revenue, operating costs, and interest expense over the Projection Period, the Debtors estimate a total incremental debt funding need of $307 million at the end of fiscal year 2020. Proceeds from the issuance of additional debt will primarily fund the Company’s projected drilling and completion capital expenditure plan. The Projections assume sufficient increases in the borrowing base capacity over the Projection Period such that the Reorganized Debtors would have ample incremental financing to meet their funding needs through 2020.

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Reorganized Debtors Summary Financial Projections
	Sep - Dec	Fiscal Year Ending
($ in millions)	2016	2017	2018	2019	2020

Total revenues	$159.9	$462.9	$586.5	$794.3	$1,015.3

LOE (excluding Other LOE Expense)	58.0	173.6	176.6	190.4	202.8
Production taxes	4.0	15.2	24.2	37.4	46.9
General and administrative	33.8	80.0	80.0	80.0	80.0
Other expenses	7.5	22.4	22.4	22.4	22.4

Adjusted EBITDA	$56.7	$171.8	$283.4	$464.3	$663.3

Less: capital expenditures	(90.7)	(304.8)	(479.6)	(669.8)	(708.7)
Less: changes in operating assets and liabilities	4.3	7.4	0.2	3.5	(17.0)
Less: cash P&A costs	(3.4)	(10.1)	(10.1)	(10.1)	(10.1)

Unlevered operating cash flow	($33.1)	($135.7)	($206.0)	($212.1)	($72.5)
Less: cash interest	(6.3)	(17.4)	(18.0)	(21.5)	(29.5)
Less: income taxes	—	—	—	—	—

Levered Free Cash Flow	($39.4)	($153.1)	($224.0)	($233.6)	($101.9)

Ending cash	$418.8	$265.5	$39.2	$1.0	$1.0
Building Note	35.9	38.4	41.8	46.2	51.1
1st Lien RBL Facility	414.9	414.9	414.9	414.9	414.9
Additional debt	—	—	—	199.8	306.6
Convertible Notes	300.0	346.7	400.6	463.0	—

Net Senior Debt(1)	$42.0	$197.7	$427.5	$670.0	$781.6
Net Senior Debt / LTM Adj. EBITDA	0.2x	1.2x	1.5x	1.4x	1.2x

(1)	Total Debt less cash in excess of $10 million (assumed minimum balance). Excludes Convertible Notes.

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Reorganized Debtors Projected Income Statement
	Sep - Dec	Fiscal Year Ending
($ in millions)	2016	2017	2018	2019	2020
Total revenues	$159.9	$462.9	$586.5	$794.3	$1,015.3

LOE	58.0	173.6	176.6	190.4	202.8
Production taxes	4.0	15.2	24.2	37.4	46.9
Midstream and marketing	7.5	22.4	22.4	22.4	22.4
Depreciation and depletion—oil and natural gas	35.2	104.4	123.2	153.6	182.1
Depreciation and amortization—other	9.2	26.9	25.2	23.6	22.1
Accretion of asset retirement obligations	0.8	2.3	2.7	3.3	4.0
General and administrative	33.8	80.0	80.0	80.0	80.0

Income/(loss) from operations	$11.6	$38.3	$132.3	$283.6	$455.1
Interest expense	7.1	66.5	75.4	88.2	106.4

Income before tax	$4.5	($28.3)	$57.0	$195.4	$348.7
Income tax expense	—	—	—	—	—

Net income/(loss)	$4.5	($28.3)	$57.0	$195.4	$348.7

Reorganized Debtors Projected Balance Sheet
	Sep - Dec	Fiscal Year Ending
($ in millions)	2016	2017	2018	2019	2020
Cash & cash equivalents	$418.8	$265.5	$39.2	$1.0	$1.0
Other current assets	184.1	190.7	204.2	225.4	236.7

Total current assets	$602.9	$456.3	$243.4	$226.4	$237.7
Oil and natural gas properties, using full cost method of accounting	1,384.1	1,585.3	1,942.2	2,458.3	2,984.8
Other property, plant and equipment, net	427.6	400.7	375.5	351.9	329.7
Other assets	17.2	17.2	17.2	17.2	17.2

Total assets	$2,431.7	$2,459.4	$2,578.2	$3,053.7	$3,569.4

Current liabilities	288.3	274.3	260.5	235.8	241.6
Long-term debt	750.8	799.9	857.4	1,123.9	772.6
Asset retirement and other long-term liabilities	67.7	59.8	52.4	45.6	39.5

Total liabilities	$1,106.7	$1,134.0	$1,170.3	$1,405.4	$1,053.7
Total equity	1,324.9	1,325.4	1,407.9	1,648.3	2,515.7

Total liabilities and equity	$2,431.7	$2,459.4	$2,578.2	$3,053.7	$3,569.4

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Exhibit E

Valuation Analysis

Exhibit E

Valuation Analysis

1)	Estimated Enterprise Valuation of the Reorganized Debtors

THE VALUATION INFORMATION CONTAINED HEREIN IS NOT A PREDICTION OR GUARANTEE OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN.1 THIS VALUATION IS PRESENTED SOLELY FOR THE PURPOSE OF PROVIDING ADEQUATE INFORMATION AS REQUIRED BY SECTION 1125 OF THE BANKRUPTCY CODE TO ENABLE THE HOLDERS OF CLAIMS OR INTERESTS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN TO MAKE AN INFORMED JUDGMENT ABOUT THE PLAN AND SHOULD NOT BE USED OR RELIED UPON FOR ANY OTHER PURPOSE, INCLUDING THE PURCHASE OR SALE OF CLAIMS AGAINST THE DEBTORS OR ANY OF THEIR AFFILIATES.

Solely for purposes of the Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc. and Its Debtor Affiliates (as may be amended, modified, or supplemented, the “Plan”) and the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc. and Its Debtor Affiliates (the “Disclosure Statement”), Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), as investment banker and financial advisor to the Debtors, has estimated the total enterprise value (the “Total Enterprise Value”) and implied equity value (the “Equity Value”) of the Reorganized Debtors on a going concern basis and pro forma for the transactions contemplated by the Plan.

In preparing the estimates set forth below, Houlihan Lokey has relied upon the accuracy, completeness, and fairness of financial and other information furnished by the Debtors. Houlihan Lokey did not attempt to independently audit or verify such information, nor did it perform an independent appraisal of the assets or liabilities of the Reorganized Debtors. Houlihan Lokey did not conduct an independent investigation into any of the legal or accounting matters affecting the Reorganized Debtors, and therefore makes no representation as to their potential impact on the Reorganized Debtors’ Total Enterprise Value.

The valuation information set forth in this section represents a valuation of the Reorganized Debtors based on the application of standard valuation techniques. The estimated values set forth in this section:

•	do not purport to constitute an appraisal of the assets of the Reorganized Debtors;

[1]	All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Disclosure Statement (as defined herein), to which this exhibit is attached as Exhibit E.

•	do not constitute an opinion on the terms and provisions or fairness from a financial point of view to any person of the consideration to be received by such person under the Plan;

•	do not constitute a recommendation to any Holder of Allowed Claims or Interests as to how such person should vote or otherwise act with respect to the Plan; and

•	do not necessarily reflect the actual market value that might be realized through a sale or liquidation of the Reorganized Debtors.

In estimating the Total Enterprise Value of the Debtors, Houlihan Lokey consulted with the Debtors’ senior management team to discuss the Debtors’ operations and future prospects, reviewed the Debtors’ historical financial information, reviewed certain of the Debtors’ internal financial, producing and undeveloped asset information and operating data, including the Debtors’ internal reserve analyses and reserve report, reviewed the Debtors’ operating and asset development plans and the Financial Projections (as defined below), and reviewed publicly-available third-party information.

The Debtors’ financial projections for the Reorganized Debtors are attached as Exhibit D to the Disclosure Statement (the “Financial Projections”). The estimated values set forth herein assume that the Reorganized Debtors will achieve their Financial Projections in all material respects. Houlihan Lokey has relied on the Debtors’ representation and warranty that the Financial Projections: (a) have been prepared in good faith; (b) are based on fully disclosed assumptions, which, in light of the circumstances under which they were made, are reasonable; (c) reflect the Debtors’ best currently available estimates; and (d) reflect the good faith judgments of the Debtors. Houlihan Lokey does not offer an opinion as to the attainability of the Financial Projections or the forecasted development, production or pricing assumptions underlying the reserve report. As disclosed in the Disclosure Statement, the future results of the Reorganized Debtors are dependent upon various factors, many of which are beyond the control or knowledge of the Debtors and Houlihan Lokey, and consequently are inherently difficult to project.

This report contemplates facts and conditions known and existing as of June 17, 2016. Events and conditions subsequent to this date, including updated Financial Projections or changes to the reserve report, as well as other factors, could have a substantial effect upon the Total Enterprise Value. Among other things, failure to consummate the Plan in a timely manner may have a materially negative effect on the Total Enterprise Value. For purposes of this valuation, Houlihan Lokey has assumed that no material changes that would affect value will occur between June 17, 2016 and the contemplated Effective Date of August 31, 2016.

The following is a summary of analyses performed by Houlihan Lokey to arrive at its recommended range of estimated Total Enterprise Value for the Reorganized Debtors.

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A.	Net Asset Value

The value of the Debtors’ proved oil and gas reserves were estimated using a net asset value (“NAV”) analysis2. The NAV analysis estimates the value of the business by calculating the sum of the present value (using a 10% discount rate) of future cash flows generated by the Debtors’ reserves plus the value of the Debtors’ other assets not represented by future cash flows. Under this methodology, various risk adjustment factors are applied to the dollar denominated present value (using a 10% discount rate) of future cash flows from the Debtors’ reserve report, determined by reserve category. The risk adjustment factors utilized are based on oil and gas exploration and production (“E&P”) industry standard guidance from The Society of Petroleum Evaluation Engineers, 34th Annual Survey of Parameters Used in Property Evaluation dated June 2015. The Total Enterprise Value of the Reorganized Debtors is then calculated by adjusting the aggregate risk-adjusted cash flows for (i) the present value of future corporate costs and other expenditures, including general & administrative costs, and (ii) the value of other assets not reflected in the reserve report.

B.	Precedent Transactions Analysis

The precedent transactions analysis estimates the value of a company by examining public and private mergers and acquisitions transactions on an enterprise and asset-level basis. Under this approach, transaction values are commonly expressed as multiples of various measures of operating and asset metrics (i.e., production, proved reserves, and acreage). The selection of transactions for this purpose was based on the geographic location, scale and other characteristics deemed relevant, and was limited to asset-level transactions only. The Total Enterprise Value of the Reorganized Debtors is calculated by (a) applying these asset-level transaction value multiples to the Reorganized Debtors’ actual and projected proved reserves, production and net acreage and (b) adjusting for (i) the present value of future corporate costs and other expenditures, including general & administrative costs, and (ii) the value of other assets not reflected in the Debtors’ actual and projected financial metrics.

C.	Comparable Company Analysis

The comparable company analysis estimates the value of a company based on a relative comparison with other publicly traded companies with similar operating and financial characteristics, including geographic location, production basin/acreage, scale and other characteristics deemed relevant. Under this methodology, the enterprise value for each selected public company is determined by examining the trading prices for the equity securities of such company in the public markets and adding the outstanding net debt for such company. Such enterprise values are commonly expressed as multiples of various measures of operating and asset metrics (i.e., production and proved reserves). The Total Enterprise Value of the

[2]	The NAV analysis utilizes May 26, 2016 New York Mercantile Exchange (“NYMEX”) strip pricing for crude oil and natural gas, which has not varied materially as of the date of this disclosure statement.

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Reorganized Debtors is calculated by applying these multiples to the Reorganized Debtors’ actual and projected proved reserves and production. The selection of public comparable companies for this purpose was based upon the geographic location, scale, reserve composition and other characteristics deemed relevant.

While Houlihan Lokey utilized each of the valuation methodologies described herein, due to a number of factors, including typical E&P industry methodologies for asset and enterprise valuation and recent commodity price volatility, Houlihan Lokey’s concluded value range is the product of relatively more weighting towards the NAV approach, using New York Mercantile Exchange pricing.

D.	Other Asset Value

The Debtors believe that their oil and gas assets represent the substantial majority of their value. While a significantly smaller contributor, the other non-oil and gas assets were also factored into the valuation, using standard valuation methodologies, as described below.

•	Real Estate: The Debtors own three real estate properties located in Oklahoma City, Oklahoma, including the SandRidge Tower, Parkside Building, and Broadway Kerr Parking Facility. The valuation of these assets incorporated third party appraisals.

•	Undeveloped Acreage: The Debtors own approximately 133,000 acres in the North Park Basin, the geology of which is anticipated to contain produceable quantities of crude oil, natural gas and condensate liquids, but which a significant portion of such volumes are not reflected in the Debtors’ reserve report. The valuation of these assets incorporated certain methodologies described above.

•	Trust Interests: The Debtors operate oil and gas properties underlying three royalty trusts, the SandRidge Mississippian Trust I, SandRidge Mississippian II, and SandRidge Permian Trust, which are administered by third-party independent trustees. The valuation of these assets incorporated their public market values.

•	Derivatives: The Debtors are party to various commodity derivative contracts including oil and natural gas fixed price swaps and oil and natural gas collars. The valuation of these assets incorporated estimated settlement values.

2)	Total Enterprise Value and Implied Equity Value

As a result of the analysis described herein, Houlihan Lokey estimated the Total Enterprise Value of the Reorganized Debtors to be approximately $1.042 billion to $1.318 billion, with a mid-point of $1.180 billion. Based on assumed pro forma net debt of $5 million as of the assumed Effective Date, the Total Enterprise Value implies an Equity Value range of $1.037 billion to $1.313 billion, with a midpoint of $1.175 billion.

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Based on the foregoing, adding projected cash as of August 31, 2016 of approximately $546 million3 to the Total Enterprise Value range of approximately $1.042 billion to $1.318 billion implies a range of total distributable value of approximately $1.588 billion to $1.864 billion.

The estimate of Total Enterprise Value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein depending on the results of the Debtors’ operations or changes in the financial markets. Additionally, these estimates of value represent hypothetical enterprise and equity values of the Reorganized Debtors as the continuing operator of their businesses and assets, and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. Such estimates were developed solely for purposes of formulation and negotiation of the Plan and analysis of implied relative recoveries to creditors thereunder. The value of an operating business such as the Debtors’ businesses is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such businesses.

Houlihan Lokey’s estimated valuation range of the Reorganized Debtors does not constitute a recommendation to any Holder of Allowed Claims or Interests as to how such person should vote or otherwise act with respect to the Plan. The estimated value of the Reorganized Debtors set forth herein does not constitute an opinion as to the fairness from a financial point of view to any person of the consideration to be received by such person under the Plan or of the terms and provisions of the Plan. Because valuation estimates are inherently subject to uncertainties, none of the Debtors, Houlihan Lokey or any other person assumes responsibility for their accuracy or any differences between the estimated valuation ranges herein and any actual outcome.

[3]	Such amount represents the Debtors’ cash on a pre-emergence basis, and does not reflect any transaction-related adjustments.

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Exhibit F

Liquidation Analysis

Exhibit F

Liquidation Analysis

1)	Introduction

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code1 requires that the Bankruptcy Court find, as a condition to confirmation of the Plan, that each Holder of a Claim or Interest in each Impaired Class: (a) has accepted the Plan; or (b) will receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the amount that such Person would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. To make these findings, the Bankruptcy Court must (i) estimate the cash proceeds (the “Liquidation Proceeds”) that a potential chapter 7 trustee (the “Trustee”) would generate if each Debtor’s chapter 11 case were converted to a chapter 7 case on the Effective Date and the assets of such Debtor’s estate were liquidated, (ii) determine the distribution (the “Liquidation Distribution”) that each Holder of a Claim or Interest would receive from the Liquidation Proceeds under the priority scheme dictated in chapter 7, and (iii) compare each Holder’s Liquidation Distribution to the distribution under the Plan (the “Plan Distribution”) that such Holder would receive if the Plan were confirmed and consummated. Accordingly, asset values discussed herein may be different than amounts referred to in the Plan. The analysis with respect to the foregoing (this “Liquidation Analysis”) is based upon certain assumptions discussed herein and in the Disclosure Statement.

THE DEBTORS MAKE NO REPRESENTATIONS OR WARRANTIES REGARDING THE ACCURACY OF THE ESTIMATES AND ASSUMPTIONS CONTAINED HEREIN, OR A TRUSTEE’S ABILITY TO ACHIEVE FORECASTED RESULTS. IN THE EVENT THAT THESE CHAPTER 11 CASES ARE CONVERTED TO A CHAPTER 7 LIQUIDATION, ACTUAL RESULTS COULD VARY MATERIALLY FROM THE ESTIMATES AND PROJECTIONS SET FORTH IN THIS LIQUIDATION ANALYSIS.

2)	Basis of Presentation

The Liquidation Analysis has been prepared assuming that the Debtors’ chapter 11 cases are converted to chapter 7 cases on or about August 31, 2016 (the “Conversion Date”), which the Debtors estimate to be a reasonable proxy for the Effective Date. Except as otherwise noted herein, the Liquidation Analysis is based upon the Debtors’ unaudited pro forma balance sheet accounts as of August 31, 2016 and those values are assumed to be representative of the Debtors’ assets and liabilities at the Conversion Date. The Liquidation Analysis was prepared on a legal entity basis.

It is assumed that, on the Conversion Date, the Bankruptcy Court would appoint a Trustee who would sell the Debtors’ assets and distribute the cash proceeds, net of liquidation related costs, to creditors in accordance with relevant bankruptcy law.

[1]	All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc. and Its Debtor Affiliates, to which this exhibit is attached as Exhibit F.

1

The Liquidation Analysis represents an estimate of recovery values and percentages based upon a hypothetical liquidation if a Trustee were appointed by the Bankruptcy Court to convert assets into cash. The determination of the hypothetical proceeds from the liquidation of the Debtors’ assets is a highly uncertain process involving the extensive use of estimates and assumptions which, although considered reasonable by the Debtors’ advisors and management, are inherently subject to significant business, economic, and competitive uncertainties and contingencies beyond the control of the Debtors and their management.

The Liquidation Analysis assumes a shutdown of certain operations following a conversion to chapter 7 and that certain Debtor assets would be sold as a going concern where possible, but will likely be sold on a piecemeal basis. This assumption is made because of the Debtors’ management’s assessment that, in the wake of chapter 7 conversions and consequent disruption and attrition, the likelihood that the Debtors or substantial business units of the Debtors can continue operations and do so in a manner that yields material positive incremental cash flow is low. Further, this assumption considers that the Debtors’ businesses are managed and run by business units across legal entities and localities, and certain business functions, such as exploration, engineering, finance and accounting, legal, and human resources are shared across business units. These factors increase the complexity of selling business units as going concerns, as well as the difficulty of obtaining additional financing for such a sale process.

The cessation of aspects of the business in a liquidation is likely to trigger certain claims that otherwise would not exist under the Plan absent a liquidation. Examples of these kinds of claims include various potential employee claims (for such items as severance and potential WARN Act claims) and unpaid chapter 11 administrative claims. Some of these claims could be significant and, in certain instances, may be entitled to priority in payment over general unsecured claims. Those priority claims would receive priority in payment from the liquidation proceeds before the balance would be made available to pay general unsecured claims.

As discussed herein, the claim amounts reflected in the Liquidation Analysis are estimates primarily based on the Debtors’ most recent analysis and are subject to material revision. The Liquidation Analysis was prepared before the deadline for filing claims against the Debtors, and, therefore, the amount of Allowed Claims against the Debtors’ estates may vary materially from the Claim amounts used in this Liquidation Analysis.

As discussed more specifically in the notes set forth below, the Liquidation Analysis assumes the avoidance of certain liens. Otherwise, no recovery or related litigation costs have been attributed to any potential avoidance actions under the Bankruptcy Code, including potential preferences or fraudulent transfer actions due to, among other issues, the cost of such litigation, the speculative nature of the recoveries, the uncertainty of the potential outcomes, and anticipated disputes regarding these matters.

The Debtors have assumed that the liquidation would occur over an approximately twelve-month time period to sell substantially all of the Debtors’ assets, monetize and collect receivables and other assets on the pro forma balance sheet accounts, and administer and wind down the estates. In an actual liquidation, the process and length of wind-down could be materially longer and more expensive than the amounts assumed herein and thereby significantly reduce the actual recoveries relative to the estimated amounts shown herein. For example, the

2

potential for priority, contingent, and other claims, litigation, rejection costs, and the final determination of Allowed Claims could substantially impact both the timing and amount of the distribution of asset proceeds to creditors. Also, in the context of a liquidation, there would likely be numerous potential offset claims, particularly with respect to joint interest billings that would take time to reconcile and resolve. Accordingly, there can be no assurance that the values reflected in the Liquidation Analysis would be realized if Debtors were in fact to undergo such a liquidation and the actual amounts received could be materially different (including materially less) than the amounts shown herein.

Under chapter 7 of the Bankruptcy Code, the Trustee must distribute the proceeds of validly encumbered assets to the holders of liens in such assets before distributing any excess proceeds to the Estate (as defined herein). Using those proceeds, if any, and any proceeds of unencumbered assets, the Estate must pay professional fees, Trustee fees, Administrative Claims, Priority Claims, and other such claims that may arise in a liquidation scenario in full prior to proceeds being made available to the Holders of General Unsecured Claims. Under the absolute priority rule, no unsecured creditor would receive any distributions from encumbered assets until all creditors with valid liens in such assets are paid in full, and no equity holder would receive any distribution until all creditors are paid in full. The assumed distributions to creditors reflected in the Liquidation Analysis are estimated in accordance with the absolute priority rule and in acknowledgement of the split of asset value attributable to those assets that are encumbered versus unencumbered.

The Liquidation Analysis does not include estimates for the tax consequences, both Federal and state, that may be triggered upon the liquidation and sale of assets in the manner described above. Such tax consequences could be material.

3)	Liquidation Process

The Debtors’ liquidation would be conducted in a chapter 7 environment with the Trustee managing the bankruptcy estate (the “Estate”) to maximize recovery in an expedited process.

The Trustee’s initial step would be to develop a liquidation plan to generate proceeds from the sale of the Debtors’ assets for distribution to creditors. The three major components of the liquidation are as follows:

•	generation of cash proceeds from asset sales, largely sold on a piecemeal basis;

•	costs related to the liquidation process, such as post-conversion operating cash flow through asset dispositions, personnel retention costs, estate wind-down costs and trustee, professional, and other administrative fees; and

•	distribution of net proceeds generated from asset sales to claimants in accordance with the priority scheme under chapter 7 of the Bankruptcy Code.

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4)	Generation of Cash Proceeds from Assets

The Liquidation Analysis process begins by determining the amount of proceeds that would be generated from a hypothetical Chapter 7 liquidation, in which a chapter 7 Trustee would be appointed and charged with reducing all of the Debtors’ assets to cash.

The Trustee would be required to:

•	Sell the assets owned by the Debtors on either a going-concern basis (where possible) or on a liquidation, piecemeal basis with sales to a single or multiple buyers;

•	determine the amount of net proceeds generated by the Estate during the period from conversion to sale closing;

•	reconcile each category of claims asserted against the Estate to determine the allowed claims per category; and

•	distribute net proceeds generated from the sale of the Estate’s assets in accordance with the absolute priority rule and in acknowledgement of the split of asset value attributable to those assets that are encumbered versus unencumbered.

5)	Costs to Liquidate the Business and Administer the Estate Under Chapter 7

The gross amount of cash available from a liquidation would be the sum of proceeds from the disposition of the Debtors’ assets and cash held by the Debtors at the time of the commencement of a Chapter 7 case. This amount would be adjusted by the following:

•	costs related to retention of Debtor personnel needed to execute the estate wind-down;

•	liquidator and/or brokerage fees; and

•	professional fees.

No representations are being made in this analysis as to how the Trustee would administer the wind down. As a result, the cost estimates may be significantly different in a true chapter 7 scenario

6)	Distribution of Net Proceeds to Claimants

Any available net proceeds would be allocated to the applicable creditors and equity Holders in strict priority in accordance with section 726 of the Bankruptcy Code:

•	Superpriority Carve-Out Claims: includes fees paid to the U.S. Trustee and Clerk of the Bankruptcy Court, and certain Professional Fees;

•	Secured Claims: includes claims arising under the Debtors’ First Lien Credit Facility and Second Lien Notes;

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•	Administrative & Priority Claims: includes claims for postpetition accounts payable, postpetition accrued expenses, claims arising under section 503(b)(9) of the Bankruptcy Code, and certain unsecured claims entitled to priority under section 507 of the Bankruptcy Code; and

•	Unsecured Claims: includes non-secured, non-priority debt, including pre-petition trade payables, rejection damages, potential litigation claims and various other unsecured liabilities.

7)	Conclusion

The Debtors have determined, as summarized in the following analysis, upon the Effective Date, the Plan will provide all creditors and equity holders with a recovery (if any) that is not less than what they would otherwise receive pursuant to a liquidation of the Debtors under chapter 7 of the Bankruptcy Code, and as such believe that the Plan satisfies the requirement of section 1129(a)(7) of the Bankruptcy Code.

($ in thousands)

Net Liquidation Proceeds Available for Distribution
			Potential Recovery
		Est. NBV	Recovery Estimate %		Recovery Estimate $
Gross Liquidation Proceeds	Notes	at 8/31/2016	Low	High	Low	High
Cash	[A]	$546,162	100%	100%	$546,162	$546,162
Accounts Receivable	[B]	58,634	85%	95%	49,647	55,544
Prepaid Expenses and Other Current Assets	[C]	32,077	45%	55%	14,434	17,642
Oil & Natural Gas Properties	[D]	1,287,116	56%	65%	722,083	836,713
Other Property, Plant & Equipment	[E]	234,137	24%	37%	56,632	85,537
Other Assets	[F]	16,866	45%	55%	7,590	9,276

Total Assets		$2,174,991			$1,396,547	$1,550,875

Less: Liquidation Costs:
Wind Down Costs	[G]				($25,853)	($25,853)
Professional Fees	[H]				(5,000)	(5,000)
Ch. 7 Trustee Fees	[I]				(23,331)	(27,638)

Total Chapter 7 Liquidation Costs					($54,184)	($58,490)

Net Liquidation Proceeds Available for Distribution					$1,342,363	$1,492,384

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($ in thousands)

Summary of Estimated Claims Recovery - Including Intercompany Claims
	Claims		$ Recovery (Based on Mid Claim)		% Recovery (Based on Mid Claim)
	Low	High	Low	High	Low	High
Administrative Claims	$111,242	$147,058	$120,546	$120,787	93.3%	93.5%
Priority Tax Claims	5,795	6,909	5,294	5,294	83.3%	83.3%
Class 1 - Other Secured Claims	—	—	—	—	—	—
Class 2 - Other Priority Claims	—	—	—	—	—	—
Class 3 - First Lien Credit Agreement Claims	460,680	460,680	460,680	460,680	100.0%	100.0%
Class 4 - Second Lien Note Claims	1,381,841	1,381,841	723,971	857,068	52.4%	62.0%
Class 4 - Second Lien Note Secured Claims	715,020	846,112	715,020	846,112	100.0%	100.0%
Class 4 - Second Lien Note Deficiency Claims	666,821	535,729	8,951	10,956	1.3%	2.0%
Class 5 - General Unsecured Claims	2,392,319	2,459,635	31,872	48,555	1.3%	2.0%
Class 5 - Senior Notes	2,348,534	2,348,534	31,524	48,031	1.3%	2.0%
Class 5 - Unsecured Non-Note Claims	43,784	111,101	348	524	0.4%	0.7%
Class 6 - Intercompany Claims	14,818,200	14,818,200	NA	NA	NA	NA
Class 7 - Section 510(b) Claims	—	—	—	—	—	—
Class 8 - Intercompany Interests	—	—	—	—	—	—
Class 9 - Interests in SandRidge	—	—	—	—	—	—

Total Estimated Claims	$4,351,877	$4,456,123	$1,342,363	$1,492,384

Illustrative Summary of Estimated Claims Recovery - Excluding Intercompany Claims
	Claims		$ Recovery (Based on Mid Claim)		% Recovery (Based on Mid Claim)
	Low	High	Low	High	Low	High
Administrative Claims	$111,242	$147,058	$120,535	$120,770	93.3%	93.5%
Priority Tax Claims	5,795	6,909	5,294	5,294	83.3%	83.3%
Class 1 - Other Secured Claims	—	—	—	—	—	—
Class 2 - Other Priority Claims	—	—	—	—	—	—
Class 3 - First Lien Credit Agreement Claims	460,680	460,680	460,680	460,680	100.0%	100.0%
Class 4 - Second Lien Note Claims	1,381,841	1,381,841	707,973	831,815	51.2%	60.2%
Class 4 - Second Lien Note Secured Claims	694,157	814,233	694,157	814,233	100.0%	100.0%
Class 4 - Second Lien Note Deficiency Claims	687,683	567,608	13,815	17,583	2.0%	3.1%
Class 5 - General Unsecured Claims	2,392,319	2,459,635	47,881	73,825	2.0%	3.0%
Class 5 - Senior Notes	2,348,534	2,348,534	47,181	72,751	2.0%	3.1%
Class 5 - Unsecured Non-Note Claims	43,784	111,101	700	1,074	0.9%	1.4%
Class 6 - Intercompany Claims	—	—	NA	NA	NA	NA
Class 7 - Section 510(b) Claims	—	—	—	—	—	—
Class 8 - Intercompany Interests	—	—	—	—	—	—
Class 9 - Interests in SandRidge	—	—	—	—	—	—

Total Estimated Claims	$4,351,877	$4,456,123	$1,342,363	$1,492,384

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NOTE: ADDITIONAL ENCUMBRANCES

In May 2016, in connection with a redetermination of the borrowing base under the First Lien Credit Facility and the execution of the Debtors’ restructuring support agreement, the Debtors delivered first and second lien mortgages to secure the First Lien Credit Facility and Second Lien Notes in certain of their previously unencumbered oil and gas properties (the “Additional Properties”). The Liquidation Analysis assumes the perfection of the mortgages in the Additional Properties is avoided and those assets are liquidated for the benefit of the Estate in a hypothetical chapter 7 liquidation. The Debtors have made this assumption to demonstrate that the Plan satisfies the best interests test with respect to General Unsecured Claims even under favorable assumptions for the Trustee regarding the potential amount of unencumbered assets.

This assumption is subject to substantial risk. If this assumption were to fail, the Liquidation Analysis would reflect a recovery to General Unsecured Claims of 0.03% to 0.05%.

Specifically, any avoidance action with respect to the mortgages on the Additional Properties is subject to potentially valid defenses and the outcome would be highly uncertain. Moreover, even if the Trustee were successful in avoiding the liens in the Additional Properties, it is unclear that the Trustee would be able to cause the collateral agent under the intercreditor agreement to foreclose, liquidate, or distribute proceeds of the Additional Properties in a manner that results in a greater recovery to the Estate and ultimately the Holders of General Unsecured Claims. In light of the foregoing, it is uncertain whether the Trustee would pursue, let alone prevail on, any such action.

As a result, in a true chapter 7 scenario, recoveries to General Unsecured Claims could be substantially lower than those reflected in the Liquidation Analysis.

The foregoing Liquidation Analysis should be reviewed with the additional accompanying notes.

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Additional Notes to the Liquidation Analysis

Gross Liquidation Proceeds

A.	Cash

•	Cash consists of bank accounts held by the Debtors, including deposit accounts and investment accounts.

•	The liquidation proceeds of cash and equivalents is estimated to be 100% of the pro forma balance, which is based on the Debtors’ forecast cash balance for August 31, 2016.

B.	Accounts Receivable

•	Accounts receivable balances are based on the Debtors’ estimated unaudited pro forma accounts receivable as of August 31, 2016.

•	Collectible accounts receivable includes amounts due from purchasers of the Debtors’ oil and gas production, joint interest partners, and a small amount of third-party receivables.

•	The analysis of accounts receivable assumes that the Trustee would retain certain existing staff to handle a collection effort for outstanding trade accounts receivable for the entities undergoing liquidation.

•	For purposes of the Liquidation Analysis, recoveries of purchaser receivables were estimated at 85% to 95%, receivables from joint interest partners at 85% to 95%, and other third-party receivables at 83% to 93%.

•	The ultimate blended recovery range for the Debtors’ accounts receivable is 85% to 95% of the pro forma balance.

C.	Prepaid Expenses and Other Current Assets

•	Prepaid Expenses and Other Current Assets consist of vendor prepayments, utility deposits, and prepaid insurance premiums.

•	For purposes of the Liquidation Analysis, recovery of Prepaid Expenses and Other Current Assets is estimated at 45% to 55%.

D.	Oil & Gas Properties

•	Given the daily production and depletion of the Debtors’ oil and gas assets, the Debtors assume that the Trustee would pursue a prudent, prompt and broad marketing of the assets over a six month period of time, with the divestiture directed by a qualified investment bank or firm that specializes in managing oil and gas acquisitions and divestitures.

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•	The net book value of the Debtors’ Oil and Gas Properties as of April 30, 2016 was $1.287 billion. This value was calculated using the full cost method of accounting and is subject to an impairment test prescribed by SEC Regulation S-X Rule 4-10. This rule states that the capitalized costs of proved oil and natural gas properties, net of accumulated depletion, may not exceed the estimated future net cash flows from proved oil and natural gas reserves that have been calculated using the unweighted average first day of the month commodity sales prices for the previous twelve months (adjusted for quality and basis differentials), held constant for the life of production, discounted at 10%, plus the cost of unevaluated properties and major development projects excluded from the costs being amortized.

•	The Debtors believe that a liquidation of their oil and natural gas properties would produce a sale value in the range of $722.1 million to $836.7 million. This estimated liquidation value is based on similar methodologies as those utilized in the Debtors’ going concern valuation, however incorporating estimated discounts that would be applicable in a liquidation context. This sale value implies a blended recovery in the range of 56% to 65% of the April 30, 2016 net book value.

•	Royalty Trusts

•	The Debtors operate oil and gas properties underlying three royalty trusts (collectively, the “Royalty Trusts”). The Royalty Trusts are administered by third-party independent trustees.

•	The Debtors hold a minority of the units in the Royalty Trusts. The remainder of the Royalty Trust units are publicly held.

•	To establish the Royalty Trusts, the Debtors conveyed overriding royalty interests in specified oil and natural gas properties to the Royalty Trusts (the “Royalty Trust Properties”). The royalty interests entitle the Royalty Trusts to a percentage of the Debtors’ net revenue from the applicable wells.

•	The Liquidation Analysis assumes that the Royalty Trust Properties would be divested by the Trustee pursuant to the marketing process of the Debtors’ oil and gas properties and the Debtors would receive a partial recovery on account of the Debtors’ Royalty Trust units.

•	The value attributable to the Debtors’ Royalty Trust units is included in the Oil and Gas Properties values described above.

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E.	Other Property, Plant & Equipment (“Other PP&E”)

•	Other PP&E includes field buildings, field equipment, vehicles, inventory, computer equipment, furniture and other leasehold improvements. The Liquidation Analysis assumes a recovery range of 21% to 31% of the April 30, 2016 net book value for these specific assets.

•	Other PP&E also includes the Debtors’ interests in the SandRidge Tower, Parkside Building, and Broadway Kerr Parking Facility. The Liquidation Analysis assumes a recovery range of 25% to 38% of the April 30, 2016 net book value for these specific assets.

•	The ultimate blended recovery range for the Debtors’ Other PP&E is 24% to 37% of the April 30, 2016 net book value.

F.	Other Assets

•	Other Assets includes the Debtors’ estimated net derivative position as of August 31, 2016. The Liquidation Analysis assumes a recovery range of 45% to 55% of the April 30, 2016 net book value.

Liquidation Adjustments

G.	Wind Down Costs

•	The Liquidation Analysis assumes that the chapter 7 liquidation process will take six months to complete with an additional six months to wind down and administer the estates. Wind down costs associated with this process include payroll, benefits, and retention for certain employees to assist with asset monetization, as well as severance for all terminated employees, and certain IT, insurance, taxes and other G&A costs.

H.	Professional Fees

•	Professional Fees include fees associated with administering the claims reconciliation and related process. Professional Fees does not include brokerage fees related to the sale of assets, as such fees are included in the assumed recovery amounts listed above.

I.	Chapter 7 Trustee Fees

•	Section 326 of the Bankruptcy Code provides for Trustee fees of 3% for liquidation proceeds in excess of $1 million.

Claims

J.	Class 1 – Other Secured Claims, Class 2 – Other Priority Claims, Administrative Claims, Priority Tax Claims

•	Administrative claims consist of unpaid postpetition vendor payables, chapter 11 professional fees, and costs and expenses of administration of the Debtors’ estates

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after the Petition Date, including postpetition employee claims. The Debtors estimate that the Administrative Claims will total approximately $111.2 million to $147.1 million on the Conversion Date.

•	A priority tax claim is any claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code. The Debtors estimate that Priority Tax Claims will total approximately $5.8 million to $6.9 million on the Conversion Date.

•	The Debtors estimate that there would be no Other Priority Claims or Other Secured Claims on the Conversion Date.

K.	Class 3 – First Lien Credit Agreement Claims

•	The Debtors estimate that there will be approximately $460.7 million in First Lien Credit Agreement Claims on the Conversion Date, consisting of aggregate principal amount of approximately $448.9 million, pre-petition accrued and unpaid interest of approximately $0.6 million, approximately $10.2 million in outstanding letters of credit, which the Debtors assume will be funded, and approximately $0.9 million of professional fees.

•	Except as set forth above with respect to the Additional Properties, the Debtors have assumed that the liens securing the First Lien Credit Facility are valid and perfected, and the First Lien Credit Agreement Claims are Secured in their entirety.

•	The Liquidation Analysis projects that the Holders of First Lien Credit Agreement Claims will recover 100% of the amount of Allowed First Lien Credit Agreement Claims.

L.	Class 4 – Second Lien Note Claims

•	The Debtors estimate that there will be approximately $1,381.8 million in Second Lien Note Claims on the Conversion Date, consisting of aggregate principal amount of $1,328.0 million, approximately $52.9 million of pre-petition accrued and unpaid interest and approximately $0.9 million of professional fees.

•	Except as set forth above with respect to the Additional Properties, the Debtors have assumed that the liens securing the Second Lien Notes are valid and perfected. Based on the amount of liquidation proceeds to be received on account of the Debtors’ assets, the Secured amounts of the Second Lien Note Claims would be Allowed in the amount of $715.0 million to $846.1 million. The balance of the Second Lien Note Claims would be Allowed as Unsecured deficiency Claims in the amount of $666.8 million to $535.7 million.

•	The Liquidation Analysis projects that the Second Lien Note Claims recover 57.2% (midpoint) on account of the full amount of Second Lien Note Claims, including 100% (midpoint) on account of the Secured portion of such Claims and 1.7% (midpoint) on account of the Unsecured deficiency claim portion.

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M.	Class 5 –General Unsecured Claims, Class 6 – Intercompany Claims

•	The Liquidation Analysis projects that the Class 5 Claims will recover 1.7% (midpoint) on account of such Claims.

•	General Unsecured Claims

•	The Debtors estimate that there will be approximately $2,392.3 million to $2,459.6 million in General Unsecured Claims, exclusive of deficiency Claims arising on account of the undersecured portion of the Second Lien Note Claims (the “Deficiency Claims”), on the Conversion Date.

•	The estimate of General Unsecured Claims includes an estimate of Unsecured Non-Note Claims of approximately $43.8 million to $111.1 million. The estimate of Unsecured Non-Note Claims includes, among other things, estimated trade claims and estimated rejection damages. The estimate of Unsecured Non-Note Claims does not include an estimate of damages against the Estate with respect to pending litigation actions, other than amounts that the Debtors have previously reserved for pending litigations. The Debtors reserve all rights with respect to such litigation actions. If such litigation actions were successful, the amount of the Unsecured Non-Note Claims could materially increase, reducing the recovery to all General Unsecured Claims in a true chapter 7 scenario.

•	Second Lien Deficiency Claims

•	In addition, in a chapter 7 liquidation, the Debtors estimate that there would be Second Lien Deficiency Claims of approximately $535.7 million to $666.8 million, in the low recovery scenario and high recovery scenario, respectively.

•	If the Prepetition Secured Parties’ adequate protection claims and liens are Allowed in an amount less than the value of the Debtors’ unencumbered assets, the liquidation value of the unencumbered assets in excess of the Allowed amount of such claims and liens would be available for distribution to Holders of Class 5 General Unsecured Claims on a Pro Rata basis. Because the Holders of Second Lien Note Claims would assert their Deficiency Claims (in an assumed amount of $535.7 million to $666.8 million) against the liquidation value of such unencumbered assets in a chapter 7 liquidation, recoveries to Holders of Class 5 Claims on account of such unencumbered assets would be less than the recoveries provided pursuant to the Plan.

•	Intercompany Claims

•	The Liquidation Analysis includes estimated Intercompany Claim amounts of approximately $14,818.2 million.

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•	Estimates of Intercompany Claims are based on the prepetition intercompany balances owed from a Debtor to any of the other Debtors, in each case as of April 30, 2016, as recorded on the Debtors’ books and records.

•	The Liquidation Analysis assumes that certain of the Debtors’ recoveries on account of Intercompany Claims would be realized as collateral under the First Lien Credit Facility and Second Lien Notes. For illustrative purposes, this Exhibit F also includes a summary of estimated claims recovery excluding Intercompany Claims, which assumes that recoveries on account of Intercompany Claims are not realized.

N.	Class 7 – Section 510(b) Claims, Class 8 – Intercompany Interests, and Class 9 –Interests in SandRidge

•	The Liquidation Analysis projects no recovery on account of Section 510(b) Claims and therefore does not include an estimate of the amount of such claims, if any. Section 510(b) Claims may include damages on account of pending litigation claims associated with the purchase or sale of equity securities in the Debtors or their affiliates. The Liquidation Analysis assumes that Section 510(b) Claims are subordinate to General Unsecured Claims under section 510(b) of the Bankruptcy Code. The failure of this assumption could materially reduce recoveries to General Unsecured Claims.

•	The Liquidation Analysis estimates there will be no Intercompany Interest amounts on the Conversion Date. The Liquidation Analysis projects that these Interests will not be recoverable.

•	The Liquidation Analysis estimates there will be no Interests in SandRidge on the Conversion Date. The Liquidation Analysis projects that these Interests will not be recoverable.

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